June 17, 2004

Dear Fellow Viad Stockholder:

      On June 16, 2004, our board of directors approved a pro rata distribution to Viad stockholders of all of the shares of MoneyGram International, Inc., a wholly-owned subsidiary of Viad Corp that conducts Viad’s global payment services business. If you were a Viad stockholder at the close of business on June 24, 2004, the record date for the distribution, you will become a stockholder of MoneyGram.

      We believe that the spin-off will create two strong and focused businesses with promising opportunities for growth and enhanced stockholder value. As a separate, independent company, MoneyGram will be better positioned to provide consumers and businesses with affordable, reliable and convenient payment services. Our remaining businesses will continue to provide high-quality services addressing the needs of trade show and exhibit customers, as well as unique travel and recreation opportunities in the northern United States and Canada.

      In the distribution, you will receive one share of MoneyGram common stock for each share of Viad common stock that you held at the close of business on the record date.

      Your current shares of Viad common stock will continue to represent your equity ownership in our remaining businesses, which we refer to as “New Viad.” At Viad’s 2004 annual meeting of stockholders, Viad received stockholder approval for a one-for-four reverse stock split. The reverse stock split will be effective immediately following the spin-off. When the reverse stock split is effected, you will receive one share of Viad common stock for every four shares of Viad common stock that you hold at that time. MoneyGram common stock has been approved for listing, subject to issuance, on the New York Stock Exchange, Inc. under the ticker symbol “MGI.” Viad common stock will continue to trade under the ticker symbol “VVI.”

      The enclosed information statement is being sent to you to explain the distribution in detail and provide important information regarding MoneyGram and New Viad. We urge you to read it carefully. Please note that stockholder approval is not required for the distribution, and holders of Viad common stock are not required to take any action to participate in the distribution. Thus, we are not asking you for a proxy.

      We look forward to your continued support as a stockholder in Viad and MoneyGram.

Very truly yours,

Robert H. Bohannon
Chairman, President and Chief Executive Officer

June 17, 2004

Dear Fellow MoneyGram Stockholder:

      On behalf of the entire team at MoneyGram International, Inc., I wish to welcome you as a stockholder in our company.

      The board of directors of Viad Corp has approved the distribution to Viad stockholders of all the outstanding shares of MoneyGram common stock. Upon completion of the distribution, MoneyGram International, Inc. will be a separate, independent public company. Following the spin-off, MoneyGram common stock will be listed on the New York Stock Exchange, Inc. and will trade under the symbol “MGI.”

      We would like to take this opportunity to introduce you to our company. We conduct a leading global payment services business with over 60 years of operating performance, and our mission is to provide consumers and businesses with affordable, reliable and convenient payment services.

      We are very excited about our prospects as an independent company. We are committed to building value for you, our stockholders, by expanding our core businesses through focused growth strategies.

      I invite you to learn more about us and our business by reviewing the enclosed information statement.

      Welcome, again, to our company.

Very truly yours,

Philip W. Milne
President and Chief Executive Officer

      Viad Corp is furnishing this information statement to its stockholders in connection with the distribution by Viad to its stockholders of all of the issued and outstanding shares of common stock of MoneyGram International, Inc. The distribution will result in the separation of Viad’s global payment services business from its other businesses. As of the date of this information statement, Viad owns all of the MoneyGram common stock.

      In the distribution, Viad will distribute all of the MoneyGram common stock on a pro rata basis to Viad stockholders. Each of you, as a Viad stockholder, will receive one share of MoneyGram common stock, together with the attached preferred share purchase right, for each share of Viad common stock that you hold at the close of business on June 24, 2004, the record date. The distribution will be effective at 11:59 p.m. New York City time on June 30, 2004. The distribution is intended to be tax-free to Viad and its stockholders for U.S. federal income tax purposes, and Viad has received a favorable ruling from the U.S. Internal Revenue Service to that effect.

      No vote of Viad stockholders is required in connection with the distribution.

      There is no current trading market for MoneyGram common stock. However, we expect that a limited market, commonly known as a when-issued trading market, for MoneyGram common stock will develop on or shortly before the record date for the distribution, and we expect regular way trading of MoneyGram common stock will begin on the first trading day after the distribution. MoneyGram common stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange, Inc. under the symbol “MGI.”

      At its 2004 annual meeting of stockholders, Viad received stockholder approval for a one-for-four reverse stock split of Viad common stock. The reverse stock split will be effective immediately following the spin-off.

      In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 22.

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is June 17, 2004.

Viad first mailed this information statement to its stockholders on or about June 22, 2004.

QUESTIONS AND ANSWERS

What is the spin-off?

      The spin-off is the method through which Viad Corp will separate its existing businesses into two independent, publicly-traded companies:

•	MoneyGram International, Inc., consisting of Viad’s global payment services business; and

•	New Viad, consisting of Viad’s convention and event services, exhibit design and construction and travel and recreation services businesses.

See “The Spin-Off.”

Why is Viad separating MoneyGram and New Viad?

      Viad believes that the separation will allow each of MoneyGram’s and New Viad’s management to focus more clearly on each business and create promising opportunities for growth and enhanced stockholder value. Further, the separation will eliminate any competition for capital between Viad’s businesses, which MoneyGram and Viad believe will enhance the businesses’ opportunities for growth. As an independent public company, MoneyGram expects to have direct access to the capital markets, enabling it to issue equity and debt more easily and on more favorable terms. As a “pure-play” payment services company, MoneyGram expects that its ability to pursue acquisitions and joint ventures will be enhanced as a result of having a more focused equity currency. Finally, the separation will enable each of MoneyGram and New Viad to offer its key employees compensation directly linked to the performance of its business, which they expect will enhance their ability to attract, retain and motivate qualified personnel.

What steps will Viad take to complete the spin-off?

      Prior to the spin-off, Travelers Express Company, Inc., a direct, wholly-owned subsidiary of Viad Corp that currently conducts the global payments services business, will be merged with a subsidiary of MoneyGram International, Inc. and MoneyGram will make a cash payment to Viad Corp of $150 million. In addition, Travelers Express Company, Inc. will pay Viad a cash dividend in the amount of the net income of Travelers Express Company, Inc. in 2004 to the date of the spin-off, less the amount of dividends already paid in respect of such net income (other than the $7.25 million dividend described below). Travelers Express Company, Inc. expects the amount of this dividend to be approximately $23 million. However, we do not know how Travelers Express Company, Inc.’s business will perform to the date of the spin-off.

      Viad and MoneyGram will enter into a separation and distribution agreement, a tax sharing agreement, an employee benefits agreement and an interim services agreement, each of which will govern the relationship between Viad and MoneyGram following the spin-off.

      In connection with the spin-off, Viad will redeem all currently outstanding shares of its preferred stock and has repurchased a substantial majority of its outstanding medium-term notes and subordinated debentures and amended the indentures governing that indebtedness to eliminate substantially all of the restrictive covenants previously contained therein. Viad also expects that all of its outstanding commercial paper and certain other previously existing indebtedness will be repaid at or prior to the time of the spin-off. In addition, Travelers Express Company, Inc. has paid Viad a dividend of $7.25 million in connection with Viad’s payment of certain deferred compensation liabilities, which amount Viad will use to pay its creditors.

      For further information concerning all of the transactions that are being effected in connection with the spin-off, see “Relationship Between New Viad and MoneyGram — The Separation.”

i

Are there any conditions to the spin-off being completed?

      Viad may decide not to complete the distribution if, at any time prior to the distribution, Viad’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Viad or its stockholders. In addition, Viad’s intention to complete the distribution is contingent on the satisfaction of the conditions described below, any of which (other than those set forth in the first, fifth and sixth bullet points below) may be waived by Viad:

•	the merger of Travelers Express Company, Inc. and a subsidiary of MoneyGram International, Inc. must have become effective;

•	any material governmental consents and authorizations necessary for the distribution must have been obtained, without any conditions that would have a material adverse effect on MoneyGram or Viad;

•	all statutory requirements for the consummation of the distribution must have been satisfied;

•	the consummation of the distribution must not conflict with or require any consent under any material contract of Viad or MoneyGram and no legal constraint prevents the consummation of the distribution;

•	the distribution must be payable in accordance with applicable law;

•	no injunction or court order and no law or regulation shall be in effect preventing the completion of the distribution;

•	Viad and MoneyGram must have in place new credit agreements that are acceptable to their respective boards of directors, and the employee benefits agreements, the interim services agreements and the tax sharing agreement must be in effect;

•	there shall not have occurred any material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of MoneyGram or New Viad, including among other things, any such effect resulting from or arising in connection with any terrorist attacks or the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any similar calamity or crises, or any event or circumstance that could reasonably be expected to have an adverse effect on the ruling that Viad received from the Internal Revenue Service that the distribution will qualify as a tax-free distribution for federal income tax purposes; and

•	indications received from the relevant ratings agencies with respect to the expected investment grade long-term credit rating for MoneyGram must not have been revoked or adversely revised.

      See “The Spin-Off” and “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram.”

What will I receive in the spin-off?

      For every one share of Viad common stock that you hold at the close of business on June 24, 2004, you will receive one share of MoneyGram common stock, together with the attached preferred share purchase right. See “The Spin-Off.” Because you will receive one share of MoneyGram common stock for each share of Viad common stock that you hold, Viad will not need to issue or pay cash in lieu of any fractional shares of MoneyGram common stock.

      In addition, at its 2004 annual meeting of stockholders, Viad received stockholder approval for a one-for-four reverse stock split of Viad common stock. The reverse stock split will be effective immediately following the spin-off. When the reverse stock split is effected, the number of shares of Viad common stock that you hold would be reduced by a factor of four.

What will happen to Viad and my existing Viad common stock as a result of the spin-off?

      After the spin-off, Viad will continue to own and operate its convention and event services, exhibit design and construction and travel and recreation services businesses, which we refer to as “New Viad.” Viad common stock will continue to trade on the New York Stock Exchange, Inc. under the symbol “VVI.”

      At Viad’s 2004 annual meeting of stockholders, Viad received stockholder approval for a one-for-four reverse stock split. The reverse stock split will be effective immediately following the spin-off. When the reverse stock split is effected, you will receive one share of Viad common stock for every four shares of Viad common stock that you hold at that time. As soon as practicable after the record date, New Viad will notify you as to how and when to surrender your certificates representing shares of New Viad common stock. This reverse stock split will have no effect on shares of MoneyGram common stock or the one-for-one distribution ratio for the distribution.

      Information concerning this reverse stock split is contained in the proxy statement that was provided to you in connection with Viad’s 2004 annual meeting of stockholders. You do not need to take any action at this time in connection with the reverse stock split.

What is the accounting treatment for the spin-off?

      Despite the fact that MoneyGram International, Inc. is being spun-off from Viad Corp, for accounting purposes, due to the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity. As a result, MoneyGram International, Inc. will be the “accounting successor” to Viad Corp, and we have presented the historical financial information of Viad Corp as the financial information for MoneyGram International, Inc. in this information statement. See “Unaudited Pro Forma Consolidated Financial Information of MoneyGram International, Inc.”

Will I be taxed on the shares of MoneyGram that I receive in the spin-off?

      Viad has received a favorable private letter ruling from the Internal Revenue Service to the effect that, for U.S. federal income tax purposes, the spin-off generally will be tax-free to Viad stockholders. See “The Spin-Off.”

      This tax ruling, however, does not address state, local or foreign tax consequences for Viad stockholders. You should consult your tax advisor as to the particular tax consequences to you of the spin-off.

What do I have to do to participate in the spin-off?

      Nothing, except to have owned Viad common stock on the record date. We intend to use a book-entry system to distribute shares of MoneyGram common stock. This means that your ownership of MoneyGram common stock will be recorded in the records maintained by our transfer agent. MoneyGram stock certificates will not be issued unless you request one. You do not need to, and should not, mail in your certificates of Viad common stock to receive your MoneyGram common stock in the spin-off.

      In connection with the reverse stock split, Viad will send you a letter of transmittal shortly after that reverse stock split becomes effective instructing you to mail your certificates representing shares of New Viad common stock to New Viad’s transfer agent. You should send these stock certificates only after you have received that letter of transmittal.

When will the spin-off occur?

      The spin-off will be effective at 11:59 p.m. New York City time on June 30, 2004.

On which exchange will MoneyGram common stock trade?

      MoneyGram has been approved for listing, subject to issuance, on the New York Stock Exchange, Inc. under the symbol “MGI.”

When will I be able to buy and sell MoneyGram common stock?

      Regular trading of MoneyGram common stock will begin on July 1, 2004. A form of interim trading, called when-issued trading, may occur for MoneyGram common stock on or before June 22, 2004. “When-issued” trading reflects the value at which the market expects the MoneyGram common stock to trade after the spin-off. If when-issued trading develops, you will be able to buy and sell MoneyGram common stock before the spin-off. None of these trades, however, will settle until after the spin-off, when regular trading in MoneyGram common stock will begin. If the spin-off does not occur, all when-issued trading will be null and void. If when-issued trading occurs, the listing for MoneyGram common stock will be under the trading symbol “MGI” and accompanied by the letters “wi.” See “The Spin-Off — Trading between the Record Date and the Distribution Date.”

How will New Viad common stock trade?

      Viad common stock will continue to trade on a regular basis through the date of the spin-off.

      We expect that ex-distribution trading for Viad common stock may develop before the spin-off. “Ex-distribution” trading means that you may trade Viad common stock before the spin-off, but on a basis that reflects the value at which the market expects the Viad common stock to trade after the spin-off. If ex-distribution trading develops, you may buy and sell those shares before the spin-off. None of these trades, however, will settle until after the spin-off, when regular trading in Viad common stock has begun. If the spin-off does not occur, all ex-distribution trading will be null and void.

      If ex-distribution trading occurs, the listing for Viad common stock will be accompanied by the letters “wi.”

Will the MoneyGram common stock distributed be freely tradable?

      The shares of MoneyGram common stock to be distributed will be freely tradable, except for shares received by persons that may have a special relationship or affiliation with MoneyGram. See “The Spin-Off — Listing and Trading of MoneyGram and Viad Common Stock.”

What will be the relationship between New Viad and MoneyGram after the spin-off?

      After the spin-off, Viad will not own any MoneyGram common stock, MoneyGram will not own any Viad common stock, and the two companies will be separate, independent public companies. Prior to the spin-off, MoneyGram will enter into the following agreements with Viad:

•	a separation and distribution agreement;

•	an employee benefits agreement;

•	an interim services agreement; and

•	a tax sharing agreement.

These agreements will outline the specifics of the spin-off itself and govern the ongoing relationship between MoneyGram and Viad after the completion of the spin-off. See “Relationship between New Viad and MoneyGram.”

Do MoneyGram or New Viad plan to pay dividends?

      Neither MoneyGram nor New Viad has made any determination as to whether it will pay any dividends after the spin-off. Any decision to pay dividends will be at the discretion of the board of directors of MoneyGram and New Viad in accordance with applicable law.

Are there risks to owning New Viad or MoneyGram common stock?

      You should read this entire information statement carefully. MoneyGram’s global payment services business and New Viad’s convention and event services, exhibit design and construction and travel and recreation services businesses are subject to general and specific business risks. In addition, the spin-off presents other risks resulting from the spin-off transaction itself, risks relating to MoneyGram being an independent public company, and risks relating to New Viad’s businesses after the spin-off. These risks are described under “Risk Factors.” We encourage you to read that section carefully when evaluating whether and for how long you should retain your Viad common stock and the MoneyGram common stock you will receive in the spin-off.

Where can Viad stockholders get more information?

      Before the spin-off, you should direct inquiries relating to the spin-off to:

Viad Corp

       Investor Relations Department
       1850 N. Central Ave. MS# 820
       Phoenix, AZ 85004
       phone: 602-207-2681
       fax: 602-207-2832
       www.viad.com

      After the spin-off, you should direct inquiries relating to your investment in MoneyGram common stock to:

MoneyGram International, Inc.

       Investor Relations Department
       MoneyGram National Headquarters
       1550 Utica Avenue South
       Minneapolis, MN 55416
       www.moneygram.com

and inquiries relating to your investment in New Viad common stock to:

Viad Corp

       Investor Relations Department
       1850 N. Central Ave. MS# 820
       Phoenix, AZ 85004
       phone: 602-207-2681
       fax: 602-207-2832
       www.viad.com

      Information on the websites listed above does not constitute part of this information statement.

v

SUMMARY
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
THE SPIN-OFF
DIVIDEND POLICY OF MONEYGRAM
CAPITALIZATION OF VIAD CORP (Accounting Predecessor to MoneyGram International, Inc.)
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF MONEYGRAM INTERNATIONAL, INC. (Accounting Successor to Viad Corp)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF VIAD CORP (Accounting Predecessor to MoneyGram International, Inc.)
BUSINESS OF MONEYGRAM
MANAGEMENT OF MONEYGRAM
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MONEYGRAM
DESCRIPTION OF CAPITAL STOCK OF MONEYGRAM
FINANCING ARRANGEMENTS OF MONEYGRAM
DIVIDEND POLICY OF NEW VIAD
CAPITALIZATION OF NEW VIAD
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF NEW VIAD
SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF NEW VIAD
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NEW VIAD
BUSINESS OF NEW VIAD
MANAGEMENT OF NEW VIAD
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEW VIAD
DESCRIPTION OF CAPITAL STOCK OF NEW VIAD
FINANCING ARRANGEMENTS OF NEW VIAD
INDEMNIFICATION OF DIRECTORS AND OFFICERS OF MONEYGRAM AND NEW VIAD
RELATIONSHIP BETWEEN NEW VIAD AND MONEYGRAM
WHERE YOU CAN FIND MORE INFORMATION ABOUT MONEYGRAM
WHERE YOU CAN FIND MORE INFORMATION ABOUT NEW VIAD
INDEX TO FINANCIAL STATEMENTS
INFORMATION STATEMENT

      In this information statement, unless the context requires otherwise, (1) all references to the “spin-off” or the “distribution” are to the pro rata distribution by Viad Corp to its stockholders of all of the issued and outstanding shares of MoneyGram common stock, (2) “Viad” refers to Viad Corp, (3) “MoneyGram” refers to the businesses that are currently conducted by Travelers Express Company, Inc., as if such business were a separate, independent company and, with respect to periods following the spin-off, refers to MoneyGram International, Inc., (4) “we,” “us” and “our” refer to MoneyGram or Viad, as the context requires, and (5) “New Viad” refers to the businesses that will continue to be conducted by Viad following the spin-off and, with respect to periods following the spin-off, refers to Viad Corp. In this information statement, information concerning MoneyGram has been provided by MoneyGram and information concerning New Viad has been provided by Viad.

      MoneyGram®, AgentConnect®, DeltaWorks®, ExpressPaymentsm, Flash Pay®, GameCash®, PrimeLink®, PrimeLinkplus® and Travelers Express® are trademarks of MoneyGram. GES®, GES Canadasm, ExhibitSelectsm, INTERKIT®, GES at Your Service!®, GES Servicentersm, GES National Servicentersm, HANG:RX®, Trade Show Electrical®, Exhibitgroup/ Giltspur®, ExpoTech®, Exhibitgroup®, Maxim®, E’LANsm, EMAX®, egXpresssm, eg@worksm, LUMA2 & Design®, Royal Glacier Tours®, Red Bus designsm, Jammer Amber® and WAM! The Wireless Ambassador® are trademarks of Viad. This information statement also includes references to trademarks, service marks and trade names of other entities.

SUMMARY

      This summary highlights selected information from this information statement concerning MoneyGram, New Viad and the spin-off. More detailed discussions of the information summarized below are contained elsewhere in this information statement. You should read this entire information statement carefully, including the risk factors and the historical and pro forma financial statements and notes to those statements included in this information statement.

The Spin-Off

      The following is a brief summary of the terms of the spin-off:

Distributing Company	Viad Corp. After the spin-off, New Viad will not own any shares of MoneyGram common stock.

Distributed Company	MoneyGram International, Inc., currently a wholly-owned subsidiary of Viad Corp. After the spin-off, MoneyGram will be a separate, independent public company and will not own any shares of New Viad common stock.

Shares to Be Distributed	Approximately 88,555,999 shares of MoneyGram common stock, par value $0.01 per share, together with the attached preferred share purchase rights. The shares of MoneyGram common stock to be distributed will constitute all of the outstanding shares of MoneyGram common stock immediately after the spin-off.

Distribution Ratio	One share of MoneyGram common stock for each share of Viad common stock that you hold at the close of business on the record date for the distribution.

Record Date	Close of business on June 24, 2004

Distribution Date	June 30, 2004

Distribution	Shortly after the distribution date, the transfer agent will distribute the shares of MoneyGram common stock by crediting these shares to book-entry accounts established by the transfer agent for persons that were Viad stockholders on the record date. You will not be required to make any payment or to surrender or exchange your Viad common stock or take any other action to receive your shares of MoneyGram common stock.

Under the separation and distribution agreement between MoneyGram and Viad, Viad may terminate the distribution without liability at any time prior to the time that the distribution is effected. See “The Spin-Off.”

Reverse Stock Split	At Viad’s 2004 annual meeting of stockholders, Viad received stockholder approval for a one-for-four reverse stock split. The reverse stock split will be effective immediately after the spin-off. When the reverse stock split is effected, you will receive one share of Viad common stock for every four shares of Viad common stock that you hold at that time. In connection with the reverse stock split, New Viad will send you a letter of transmittal shortly after that reverse stock split becomes effective instructing you to mail your certificates representing shares of New Viad common stock to New Viad’s transfer agent. You should send these stock certificates only after you have received that letter of transmittal.

Transfer Agent	Wells Fargo Shareowner Services

New York Stock Exchange Symbol for MoneyGram	MoneyGram common stock has been approved for listing, subject to issuance, on the New York Stock Exchange, Inc. under the symbol “MGI.”

New York Stock Exchange Symbol for New Viad	After the spin-off, New Viad common stock will continue to trade on the New York Stock Exchange, Inc. under the symbol “VVI.”

Trading Market	We expect when-issued trading for MoneyGram common stock and ex-distribution trading for Viad common stock to occur before the distribution date. See “The Spin-Off — Trading between the Record Date and Distribution Date.”

Risk Factors	The distribution and ownership of MoneyGram and Viad common stock involve various risks. See “Risk Factors.”

Tax Consequences	Viad has received a favorable private letter ruling from the Internal Revenue Service to the effect that the spin-off qualifies as a tax-free distribution for U.S. federal income tax purposes. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Trading of MoneyGram Common Stock	The shares of MoneyGram common stock to be distributed will be freely transferable, except for shares received by persons that may have a special relationship or affiliation with MoneyGram. See “The Spin-Off — Listing and Trading of MoneyGram and Viad Common Stock.”

Relationship Between New Viad and MoneyGram After the Spin-Off	After the spin-off, New Viad and MoneyGram will be independent, publicly owned companies. Viad and MoneyGram have entered into several agreements to define their ongoing relationship after the spin-off. See “Relationship between New Viad and MoneyGram.”

Stock Options and Restricted Stock Grants	At the time of the spin-off, all outstanding options to purchase Viad common stock will be adjusted to consist of options to purchase the same number of shares of New Viad common stock (subject to adjustment for the reverse stock split) and options to purchase the same number of shares of MoneyGram common stock, and all holders of outstanding shares of Viad restricted stock will receive shares of MoneyGram common stock, which will also be subject to restrictions. The adjustments to the outstanding options are designed to preserve the intrinsic economic value of those options. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

Anti-Takeover Effects	New Viad would be subject to tax if an acquisition or issuance of New Viad common stock or MoneyGram common stock triggers the application of Section 355(e) of the U.S. Internal Revenue Code of 1986, as amended, or the “Code.” MoneyGram has agreed to indemnify New Viad from any tax resulting from any acquisition or issuance of MoneyGram common stock that triggers the application of Section 355(e). Thus, Section 355(e) of the Code could discourage, delay or prevent a change of control of New Viad or MoneyGram.

In addition, some provisions of MoneyGram’s amended and restated certificate of incorporation and amended and restated by-laws and Delaware law may also have the effect of making more difficult an acquisition of control of MoneyGram in a transaction not approved by its board of directors. See “Relationship between New Viad and MoneyGram” and “Description of Capital Stock of MoneyGram.”

Prior to the spin-off, MoneyGram’s board of directors expects to adopt a rights agreement, with Wells Fargo Bank, N.A. as rights agent, to protect its stockholders from coercive or otherwise unfair takeover tactics. The preferred share purchase rights issuable under the rights agreement will be attached to the shares of MoneyGram common stock that you receive in the spin-off. See “Description of Capital Stock of MoneyGram — The Rights Agreement.”

Similarly, some provisions of Viad’s amended and restated certificate of incorporation and by-laws and Delaware law, as well as the existing rights agreement between Viad and Wells Fargo Bank Minnesota, N.A., as rights agent, may have the effect of making more difficult an acquisition of control of New Viad in a transaction not approved by Viad’s board of directors. See “Description of Capital Stock of New Viad.”

MoneyGram International, Inc.

      MoneyGram is a leading global payment services company. Our mission is to provide consumers and businesses with affordable, reliable and convenient payment services worldwide. We offer our products and services to consumers through our network of agents and our financial institution customers. The diverse array of products and services we offer enables consumers, most of whom are not fully served by traditional financial institutions, to make payments and to transfer money around the world, helping them meet the financial demands of their daily lives.

      Our business, which is conducted through Travelers Express Company, Inc. and its subsidiaries, including MoneyGram Payment Systems, Inc., has been in operation since 1940. In the last six years, we have added important new products and services and have expanded our business domestically and internationally. Following the spin-off, our business will consist of two operating segments: our global funds transfer segment and our payment services segment. Our global funds transfer segment provides consumers with domestic and international money transfers, money orders and bill payment services through our network of agents. Our payment services segment provides official check outsourcing services to financial institutions and related payment solutions to businesses. In both operating segments, our primary sources of revenue are transaction fees and revenue generated from our investment of the funds underlying the payment instruments from the time those funds are remitted to us until the transaction is completed.

      Our primary channel of distribution to consumers of our global funds transfer segment is a worldwide network of agents currently consisting of more than 100,000 locations. Currently, more than 68,000 locations around the world offer our money transfer services and more than 63,500 locations in the United States offer our money orders. Our payment services segment provides official check services through more than 16,000 branch locations of our financial institution customers. Based on the number of our transactions in 2003, we are:

•	a leading global provider of consumer money transfers, offering our MoneyGram-branded money transfer services in approximately 160 countries around the world;

•	the largest issuer of money orders in the United States, with approximately 295 million money orders issued;

•	the second largest provider of urgent bill payment services in the United States; and

•	the second largest provider of official check outsourcing services to financial institutions in the United States.

      From 1997 through 2003, our business has grown through:

•	our June 1998 acquisition of MoneyGram Payment Systems, Inc., which today forms the foundation of our consumer money transfer business and has grown from serving approximately 105 countries in 1997 to approximately 160 countries in 2003;

•	increasing the number of consumer money transfer agent locations from approximately 21,000 in 1997 to over 63,000 in 2003;

•	increasing the number of money order agent and financial institution locations from approximately 41,000 in 1997 to over 63,500 in 2003; and

•	increasing our average daily balance of investments, primarily attributable to our official check outsourcing services, from approximately $1.6 billion in 1997 to approximately $7.0 billion in 2003.

MoneyGram Competitive Advantages

      We believe that our success results from a combination of key assets and competencies, including:

•	Strong Value Proposition. We believe that our products and services provide consumers, as well as our agents and financial institution customers, with a recognizable value. We offer consumer money transfer and urgent bill payment services that we believe are generally less expensive than those offered by our primary competitor, First Data Corporation and its subsidiaries, including Western Union. Our services include features that we believe are not typically found with smaller, niche competitors, including delivery in as little as ten minutes, 24 hours a day, seven days a week customer service and receiver choice of delivery location. Our official check outsourcing services provide our financial institution customers with a suite of services, including imaged checks and branch level and internet reporting of activity, generally at a lower cost than the financial institutions would incur if they were to perform these services themselves.

•	Advanced Proprietary Technology. We believe that our advanced proprietary technology in each of our operating segments gives us a significant competitive advantage. The technology that we use in our central processing functions is both flexible and scalable and can support increased transaction volume and continued innovation without requiring fundamental change. In addition, our flexible point-of-sale technology options provide our agents with a variety of means to efficiently provide money transfers, bill payment services and money orders.

•	Broad Consumer Recognition and Consumer Loyalty. We believe that our key brands — MoneyGram and Travelers Express — are well-known and established, and that the primary consumers of our products and services associate our brands with quality payment services at an affordable price. As a result, we believe that these consumers are loyal to our products and services.

•	Extensive Domestic and International Retail Agent Network. Currently, we offer money orders through over 63,500 retail agent and bank locations in the United States, and offer money transfer services through a network of over 68,000 agent locations in approximately 160 countries. Our money transfer agent locations in the United States are focused in ethnic neighborhoods, allowing us to compete effectively for money transfers that are originated in the United States, while our international agent locations include key agents in high-volume markets around the world, including many in remote areas not well served by traditional financial institutions. International money transfers, including money transfers that originate outside of the United States, are a rapidly growing part of the money transfer industry and we believe that our international agent locations provide us with the ability to take advantage of this growth.

•	Strong Relationships with Agents and Financial Institution Customers. In our global funds transfer segment, we have long-term contracts with some of the largest and most recognized retail chains, financial institutions and post offices in the world, including: Wal-Mart Stores, Albertson’s, Safeway, Publix, Harris Teeter, Circle K, Ace Cash Express, U.S. Bank, Banco Itaú, Bancomer, the United Kingdom Post Office, the Canadian Post Office and the Italian Postal Service. Customers of our payment systems segment include a variety of U.S. financial institutions, such as major retail banks, regional banks, community banks, savings banks and credit unions, including Wachovia, U.S. Bancorp, Compass Bankshares, Huntington, Branch Banking and Trust Company (or BB&T) and Charter One Bank.

MoneyGram Growth Strategies

      Our growth strategies include:

•	Continuing to Provide Consumers, Agents and Financial Institution Customers with a Strong Value Proposition. We believe that the products and services we offer provide consumers, agents and financial institution customers with recognizable value. We intend to continue to capitalize on this value proposition by developing and implementing marketing and other communication programs targeting consumers and businesses that reinforce this value proposition. In addition, we will continue to implement multiple pricing strategies to customize our pricing for different send and receive corridors in response to changes in competition, and we will continue to introduce our multi-currency system, which allows consumers to know the exact amount of currency that will be available for delivery. We also intend to develop loyalty programs that reward our most productive and loyal consumers and agents.

•	Expanding Our Distribution Channels and Creating New Delivery Methods. We intend to take advantage of the growth potential that we believe exists in our industry by expanding our distribution channels, creating new delivery methods and targeting the rapidly growing immigrant populations in host countries. We plan to maintain and expand our existing relationships with agents and enter into relationships with new agents by expanding our international agent base and our relationships with businesses that have not traditionally offered money transfer services through the use of technologies, such as our FormFree system. We intend to support our international expansion by increased staffing at our London office and our nine regional offices around the world. We also believe that there are opportunities to increase our distribution channels and enhance delivery methods by increasing the number of billers that participate in our urgent bill payment services, and in new ways, such as offering our products and services through the internet, ATM networks and self-service kiosks.

•	Delivering New Payment Products and Related Financial Services. We closely monitor consumer trends, and intend to develop new payment products and related financial services to meet consumer needs. The products that we expect to offer in the future are generally consumer focused and are intended to take advantage of existing payment networks such as the automated clearing house and debit networks. We expect these products to include a suite of stored-value card and other electronic payment products.

•	Continuing to Deliver an Integrated, Reliable, Low-Cost Service Platform to Our Consumers, Agents and Financial Institution Customers. We believe that we can increase our transaction volume by making it easier for our agents, financial institution customers and consumers to do business with us. We intend to continue to provide regular enhancements to our point-of-sale platforms that simplify transactions while increasing speed for both the consumer and agent. Additionally, we will seek ways to improve our settlement and reporting mechanisms to our agents and financial institution customers. We also intend to support our consumer value proposition by further reducing our delivery costs by focusing on agent automation and improving our operational efficiency.

•	Pursuing Strategic Acquisitions and Alliances. We intend to actively evaluate strategic acquisitions and alliances and aggressively pursue those opportunities that we believe further our strategic goals. We plan to pursue opportunities that would allow us to acquire new or complementary products and services, expand our distribution channels, broaden our market presence or increase our market penetration.

•	Continuing to Recruit, Retain and Reward Solution-Oriented Employees Who Share Our Corporate Values. We intend to continue recruiting, retaining and rewarding employees and executives at all levels who have the experience and talent necessary to implement our growth strategies. These employees must share our corporate values: respect, courage, passion, integrity and teamwork. We plan to accomplish this goal by actively developing the skills of our employees, creating career opportunities, providing competitive compensation and implementing employee communication programs that celebrate success and recognize contributors and leaders.

Risks Relating to MoneyGram

      There are a number of risks associated with an investment in MoneyGram common stock, including:

•	Our financial condition and results of operation could be adversely affected by fluctuations in interest rates.

•	Our business may require cash in amounts greater than the amount of available credit facilities and liquid assets that we have on hand at a particular time, and if we were forced to ultimately liquidate assets or secure other financing as a result of unexpected liquidity needs, our earnings could be reduced.

•	We are subject to credit risks related to our investment portfolio and our use of derivatives.

•	If our credit ratings were to be downgraded, or if the ratings agencies were to indicate that a lowering may occur, our business would be harmed.

•	We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operation would be adversely affected.

•	If we lost key retail agents in our global funds transfer segment, our business and results of operations could be adversely affected.

•	If we lost large financial institution customers in our payment systems segment, our business and results of operation could be adversely affected.

      There are also a number of risks associated with the spin-off, including:

•	The historical financial information of MoneyGram may not be representative of its results as a separate, independent company.

•	If the spin-off is determined to be a taxable transaction, you could be subject to tax on the value of the MoneyGram common stock you receive in the distribution.

•	If MoneyGram takes actions that cause the spin-off to fail to qualify as a tax-free transaction, it will be required to indemnify New Viad for any resulting taxes and related losses.

•	The ability of MoneyGram to engage in financings and acquisitions and other strategic transactions using equity securities is subject to limitations because of the U.S. federal income tax requirements for a tax-free distribution.

•	MoneyGram could incur significant tax liability if New Viad fails to pay the tax liabilities attributable to it under the tax sharing agreement.

      For more information on these and other risks that we face, including risks relating to our development of new products and services, agent credit and fraud risk, operation of our computer systems and data centers, the amount of money that we move, the anticipated terms of our credit agreements, our expansion plans, our intellectual property, our reliance on third party vendors, litigation that we may face, risks affecting the payment systems industry generally, potential challenges of the spin-off as a fraudulent transfer or a legal dividend, potential conflicts of interests involving our management and directors and relating to securities markets and ownership of MoneyGram common stock, see “Risk Factors” beginning on page 22 of this information statement.

          History of MoneyGram

      The businesses conducted by MoneyGram date to 1940 when Travelers Express Company, Inc. began offering what are now known as money orders. Travelers Express Company, Inc. was acquired by a predecessor of Viad Corp in 1965. In 1998, Travelers Express Company, Inc. acquired MoneyGram Payment Systems, Inc., a provider of worldwide money transfers.

      Currently, both MoneyGram International, Inc., which was incorporated in Delaware in December 2003 in connection with the spin-off, and Travelers Express Company, Inc. are direct, wholly-owned subsidiaries of Viad. Prior to the completion of the spin-off, Travelers Express Company, Inc. will be merged with a direct, wholly-owned subsidiary of MoneyGram International, Inc., with Travelers Express Company, Inc. as the surviving corporation. As a result of the merger, Travelers Express Company, Inc. will become a direct, wholly-owned subsidiary of MoneyGram International, Inc.

      *          *          *

      MoneyGram’s principal executive offices are located at 1550 Utica Avenue South, Minneapolis, Minnesota 55416, and our telephone number is (952) 591-3000. Our internet address is www.moneygram.com. The information contained on our website, or connected to that website, is not a part of this information statement or the registration statement of which this information statement is a part. After the registration statement of which this information statement is a part becomes effective, MoneyGram will make available free of charge on www.moneygram.com its annual, quarterly and current reports and amendments to those reports, as soon as reasonably practicable after it electronically files those reports with, or furnishes them to, the Securities and Exchange Commission.

New Viad

      Following the spin-off, Viad will continue to be a leading provider of high-quality services that address the needs of trade show organizers and exhibitors, as well as travel and recreation services in the United States and Canada. These businesses, which we refer to as “New Viad,” will be operated through three segments:

•	GES — GES Exposition Services, Inc., GES Exposition Services (Canada) Limited and their respective subsidiaries, which we collectively refer to as “GES,” provide various convention and trade show services throughout North America, such as freight handling, transportation, installation, dismantling and management services to trade show management companies, trade associations and exhibitors. GES also provides certain exhibit design and construction services;

•	Exhibitgroup — the Exhibitgroup/ Giltspur division of New Viad, David H. Gibson Company, Inc., Giltspur Exhibits of Canada, Inc., Viad Holding GmbH, Viad Services Companies Limited and their respective subsidiaries, which we collectively refer to as “Exhibitgroup,” specialize in design, construction, installation and warehousing of convention and trade show exhibits and displays, primarily for corporate customers in North America, and, to a lesser extent, in Europe. Exhibitgroup also provides various trade show services to its corporate customers; and

•	Travel and Recreation Services — Brewster Transport Company Limited, Brewster Tours Inc., and Brewster Inc., which we collectively refer to as “Brewster,” and Glacier Park, Inc., and Waterton Transport Company, Limited, which we collectively refer to as “Glacier Park,” provide tour and charter operations in the Canadian Rockies and operate historic lodges and food services in certain national parks in North America.

      GES is a leading provider of a diverse array of services in connection with the planning, design and execution of conventions, trade shows and special events. The core customers of GES are trade show organizers and exhibitors at the trade shows of these organizers, which are required by the organizer to use GES for certain services. GES also provides services to exhibitors on an elective basis. GES provides services at an estimated 2,000 trade shows and events annually, including some of the most visible and influential events in the trade show industry. GES’s principal services include trade show layout and design, logistics planning and show execution. GES was the primary service provider for five of the top ten trade shows (based on square footage) in North America in 2003, and was the primary service provider for approximately a third of the top 200 trade shows (based on square footage) in North America during 2000 through 2003.

      Exhibitgroup is one of the most experienced and largest exhibit designers and fabricators in the world, with an over 60-year operating history of providing custom exhibit design and construction and related services to large companies. Exhibitgroup is also a highly-specialized exhibit program manager, working closely with its core client base of Fortune 1000 and large private company clients with one-stop management and production of an entire exhibit campaign over a series of trade shows or events. Exhibitgroup’s core competencies include three-dimensional design, custom construction, exhibitor show program management, installation and dismantle services and innovative technology. Exhibitgroup has won over 50 design awards since 1997, including 28 prestigious “Best of Show” awards for exhibits that its clients have presented at particular trade shows.

      Brewster provides a variety of tourism services in the Rocky Mountains of southern Alberta, Canada, including two world-class attractions, the Banff Gondola and the Columbia Icefield, as well as “snocoach” tours, motorcoach services, charter and sightseeing services, hotel operations and travel agencies in Alberta, Canada. Brewster’s services also include package tour agency operations for destinations throughout Canada.

      Glacier Park is the largest concessionaire in Glacier National Park in Montana. Glacier Park operates, among other things, four historic lodges and three motor inns in and around Glacier National Park and Waterton Lakes National Park in southern Alberta, Canada.

New Viad Competitive Advantages

      We believe that a number of competitive advantages distinguish us from competitors in our various businesses, including:

•	Leading Market Position. Each of GES and Exhibitgroup occupies a leading position in its industry. We believe that these leadership positions are due largely to strong, experienced and talented personnel, equipment resources, innovative technology and process improvements. These capabilities allow GES and Exhibitgroup to provide what we believe to be top quality products and services at competitive rates and be recognized as world-class providers in their respective marketplaces.

•	Ability to Offer an Integrated Suite of Service Offerings. The distinct yet synergistic services provided by GES and Exhibitgroup allow us to service virtually all needs of exhibit and trade show customers. Exhibitgroup provides one-stop shopping for exhibit program clients, providing all exhibit-related services required in the context of a client’s overall marketing strategy. GES is similarly positioned to address all the needs of the trade show, convention and event customer, from the planning stages to all aspects of execution of a successful trade show.

•	Strong Customer Relationships. GES and Exhibitgroup pride themselves on their level of customer service, which has allowed them to develop long-standing relationships with a wide range of customers in various industries and has resulted in a high percentage of contract renewals. Our highly skilled and experienced team of sales, design and service professionals work hard to understand and bring to life the goals of both long-standing and new design clients and trade show customers.

•	Well-Positioned in Major Trade Show Markets. GES and Exhibitgroup have a well-established presence in North America’s most active convention and event services markets, as well as production facilities and warehouses in strategic locations throughout North America. This geographic presence allows GES and Exhibitgroup to efficiently and simultaneously service customers throughout the United States. Exhibitgroup also has a strong presence in certain markets outside North America, with European operations and strategic global alliances that distinguish Exhibitgroup from its competitors around the world. In addition, GES is the leading participant in the Las Vegas trade show market, which is the premier venue for national trade shows. GES is headquartered and has extensive facilities in Las Vegas, Nevada.

•	Technology Leadership. We believe that both Exhibitgroup and GES are industry leaders and innovators in technologies used to address customers’ needs. From design software to logistics and construction technologies, Exhibitgroup and GES’s technologies are often benchmarks in their respective industries.

•	Operations in Internationally Recognized Travel and Recreation Sites. We believe that Glacier National Park and the Canadian Rockies are internationally recognized as vacation destinations. Glacier National Park is regarded as one of the “jewels” of the U.S. National Park system. The Columbia Icefield and the Canadian Rockies in general are also internationally recognized for their spectacular landscapes and unique tourism opportunities.

New Viad Growth Strategies

      Our strategy is to enhance our leadership role in our key markets. To achieve this goal, we have several key business strategies:

•	Maximizing Revenue Opportunities Through Enhanced Service Offerings and Geographic Expansion. GES intends to drive revenue growth by increasing sales of elective exhibitor services through its Exhibitor Value Program. GES and Exhibitgroup intend to expand their presence in high-growth geographic areas and industries for which trade shows and events are an important marketing tool. Exhibitgroup intends to increase its international revenue by expanding its network of global strategic alliances to service clients worldwide.

•	Leveraging the Relationship between GES and Exhibitgroup. Although GES and Exhibitgroup are distinct businesses, we plan to leverage the core competencies of each to provide customers with additional value, including capitalizing on the growth in corporate specialty events by offering integrated services from GES and Exhibitgroup to the large companies that sponsor these events. We plan to optimize the unique talents of these businesses, with Exhibitgroup designing the event theme and exhibits and GES providing general contractor services to produce the corporate event. For example, in the 2003 Ford Centennial Celebration, Exhibitgroup provided its design expertise to bring the event theme to life and to design specific exhibits and GES acted as the general services contractor to stage the event.

•	Increasing Efficiencies. To increase value to customers and stockholders, we intend to continue centralizing operations. During 2003, Exhibitgroup consolidated production facilities and certain accounting and finance functions, and strategically relocated sales and design offices. GES has developed, and continues to train its staff in, best practice processes for all key elements of show execution, including labor planning, equipment distribution, product delivery and freight management. The end result of these best practices is higher service levels to the trade show organizer and exhibitors and more effective cost controls.

•	Making Selective Investments and Focused Acquisitions. We intend to make selective investments in projects, including technology, and to make acquisitions that we believe will improve financial returns, enhance our range of capabilities and improve client service levels. We plan to refine our planning, inventory management and billing systems, as well as the internal systems that support our operations.

Risks Relating to New Viad

      There are a number of risks associated with an investment in New Viad common stock, including:

•	Our businesses and operating results are adversely affected by deterioration in general economic conditions.

•	Our businesses are adversely affected by disruptions in the travel industry, particularly those adversely affecting the hotel and airline industries.

•	Our businesses are seasonal, which causes our results of operations to fluctuate and makes our results of operations particularly sensitive to adverse events during peak periods.

•	Trade show rotation may impact our overall profitability and makes comparisons between periods difficult.

•	Transportation disruptions could adversely affect our business and operating results.

•	Union-represented labor creates an increased risk of work stoppages and higher labor costs.

      There are also a number of risks associated with the spin-off, including:

•	The historical financial information of New Viad may not be representative of its results as a separate, independent company.

•	If the spin-off is determined to be a taxable transaction, New Viad could be subject to material amounts of taxes.

•	If New Viad takes actions that cause the spin-off to fail to qualify as a tax-free transaction, it will be required to indemnify MoneyGram for any resulting taxes and related losses.

•	The ability of New Viad to engage in financings and acquisitions and other strategic transactions using equity securities is subject to limitations because of the U.S. federal income tax requirements for a tax-free distribution.

•	New Viad could incur significant tax liability if MoneyGram fails to pay the tax liabilities attributable to it under the tax sharing agreement.

      For more information on these and other risks that we face, including risks relating to competition, the loss of large customers, the relationship driven nature or our businesses, liabilities relating to prior and discontinued operations, our credit ratings, our concession agreement for Glacier Park, potential challenges of the spin-off as a fraudulent transfer or a legal dividend, potential conflicts of interests involving our management and directors and relating to securities markets and ownership of New Viad common stock, see “Risk Factors” beginning on page 22 of this information statement.

History of New Viad

      Viad Corp has a corporate history dating to 1926 when its predecessor, The Greyhound Corporation, was formed. The Greyhound Corporation was the largest bus company in the world and began a series of diversifying acquisitions in the 1960’s that continued through the 1980’s. These acquisitions included predecessors to both MoneyGram and New Viad, as well as food, and consumer products and airport services businesses.

      In the late 1980’s, Viad Corp separated its bus transportation operations from its other businesses. In connection with this separation the name of The Greyhound Corporation was changed, eventually to The Dial Corp. The Dial Corp was formed as a Delaware corporation in December 1991. In 1996, The Dial Corp changed its name to Viad Corp in connection with the disposition of its consumer products businesses.

*     *     *

      New Viad’s principal executive offices will continue to be located at 1850 North Central Avenue, Phoenix, Arizona 85004 with the telephone number of (602) 207-4000. New Viad’s internet address will remain as www.viad.com. New Viad will make available free of charge on www.viad.com its annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after it electronically files this material with, or furnishes it to, the SEC. The information contained on New Viad’s website, or connected to that site, is not a part of this information statement or the registration statement of which this information statement forms a part.

Relationship between New Viad and MoneyGram

      Prior to the spin-off, New Viad and MoneyGram will enter into a number of agreements that will govern their relationship following the spin-off. These agreements include a separation and distribution agreement, a tax sharing agreement, an employee benefits agreement and an interim services agreement. The separation and distribution agreement will provide for the principal corporate transactions required to effect the separation of MoneyGram from Viad and the spin-off and other matters governing their relationship following the spin-off. Under the separation and distribution agreement, among other things:

•	assets, personnel and liabilities currently associated with Viad’s payment services business and other specified liabilities will be allocated to MoneyGram, while all other assets, personnel and liabilities will be allocated to New Viad;

•	Viad agrees to redeem its outstanding preferred stock and to repay its outstanding commercial paper;

•	Viad agrees to make the distribution on the terms described in this information statement; and

•	MoneyGram indemnifies New Viad against liabilities related to MoneyGram’s business and other specified liabilities, and New Viad indemnifies MoneyGram against liabilities related to New Viad’s business.

      The employee benefits agreement will provide for the allocation of employees, employee benefit plans and associated liabilities and related assets between MoneyGram and Viad. Generally, Viad will remain responsible for compensation and benefit liabilities for employees and former employees assigned to it, and MoneyGram will be responsible for compensation and benefit liabilities for employees and former employees assigned to it. However, MoneyGram will assume specified liabilities relating to employees and former employees of Viad under its primary defined benefit pension plan, supplemental executive retirement plans and specified executive medical benefits.

      The tax sharing agreement will provide for the allocation between Viad and MoneyGram of federal, state, local and foreign tax liabilities for all periods through the spin-off. In general, the tax sharing agreement provides that MoneyGram will be liable for all federal, state, local and foreign tax liabilities, including any such liabilities resulting from the audit of or other adjustment to previously filed tax returns, that are attributable to the business of MoneyGram for all periods through the spin-off, and Viad will be responsible for all other of these taxes through the spin-off.

      Under the interim services agreement, Viad will provide a number of specified services to MoneyGram on an interim basis. Viad will generally provide these services until the earlier of two years from the spin-off or termination of all services under the interim services agreement. Viad will charge a fee for the services provided, which fee will be determined and allocated according to methods consistent with those in place prior to the spin-off. Generally, Viad will not be liable to MoneyGram for any failure to perform its obligations under the interim services agreement, except in the case of intentional misconduct or gross negligence. MoneyGram will indemnify Viad for any liability to any third party arising out of provision of services.

      For a more complete description of the terms of these agreements, see “Relationship between New Viad and MoneyGram — Agreements Between New Viad and MoneyGram.”

Actions Prior to the Spin-Off

      Immediately prior to the spin-off, Travelers Express Company, Inc., a wholly-owned subsidiary of Viad Corp, will be merged with a subsidiary of MoneyGram International, Inc., and MoneyGram International, Inc. will make a cash payment to Viad Corp of $150 million. The amount of this payment was determined based on review of historical cash flows, and the near-term and medium-term expected cash flows of MoneyGram and New Viad subsequent to the spin-off, and is intended to ensure that each of Viad and MoneyGram are adequately capitalized and has the appropriate level of cash resources at the time of the separation, while obtaining an investment grade long-term credit rating for MoneyGram. In addition, prior to the spin-off, Travelers Express

Company, Inc. will pay Viad cash dividends in the amount of the net income of Travelers Express Company, Inc. in 2004 to the date of the spin-off, less the amount of dividends already paid in respect of such net income (other than the $7.25 million dividend described below). Travelers Express Company, Inc. expects the amount of this dividend to be approximately $23 million. However, we do not know how Travelers Express Company, Inc.’s business will perform to the date of the spin-off.

      In connection with the spin-off, Viad expects to redeem all currently outstanding shares of its preferred stock. Viad has also repaid industrial revenue bonds for which it is responsible and has repurchased a substantial majority of its outstanding medium-term notes and subordinated debentures and amended the indentures governing that indebtedness to eliminate substantially all of the restrictive covenants previously contained therein. In addition, in connection with the spin-off, Viad expects to repay all of its outstanding commercial paper, and each of MoneyGram and New Viad expect to enter into new credit facilities. See “Financing Arrangements of MoneyGram” and “Financing Arrangements of New Viad.” The total amount of cash required to fund the repayment of commercial paper and preferred stock redemptions and paid in the debt retirement described above is expected to be approximately $255.4 million.

      In addition, Travelers Express Company, Inc. has paid Viad a dividend of $7.25 million in connection with Viad’s payment of certain deferred compensation liabilities, which amount Viad will use to pay its creditors. For further information concerning all of the transactions that are being effected in connection with the spin-off, see “Relationship Between New Viad and MoneyGram — The Separation.”

Summary Unaudited Pro Forma Consolidated Financial and Other Data

of MoneyGram International, Inc.
(Accounting Successor to Viad Corp)

      The summary unaudited pro forma consolidated financial data for MoneyGram International, Inc. (accounting successor to Viad Corp) set forth below is derived from the unaudited pro forma consolidated financial information of MoneyGram International, Inc. (accounting successor to Viad Corp) included elsewhere in this information statement. Notwithstanding the legal form of the spin-off, because of the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity and treated as the “accounting successor” to Viad Corp for financial reporting purposes in accordance with Emerging Issues Task Force (EITF) Issue No. 02-11, “Accounting for Reverse Spin-offs” (EITF No. 02-11).

      The following summary unaudited pro forma consolidated financial data at and for the three months ended March 31, 2004 and for the year ended December 31, 2003 reflect the continuing impact of the effects of the anticipated Viad preferred stock redemption, debt refinancings and the spin-off transaction on the historical financial data of MoneyGram International, Inc. The summary unaudited pro forma consolidated financial data for the years ended December 31, 2002 and 2001 reflect the historical financial data of MoneyGram International, Inc. giving effect to the recording of the spin-off transaction only. The capital structure that existed when the businesses that will be held by MoneyGram International, Inc. operated as part of Viad Corp is not relevant because it does not reflect MoneyGram International, Inc.’s expected future capital structure as a separate, independent public company. The basic weighted average shares outstanding were calculated by applying the distribution ratio (one share of MoneyGram common stock for every one share of Viad common stock) to Viad Corp’s basic weighted average shares outstanding during each period.

      The pro forma data does not represent what MoneyGram International, Inc.’s financial position or results of operations would have been had MoneyGram International, Inc. operated as a separate, independent public company, nor does the pro forma data give effect to any events other than those discussed in the related notes. The pro forma data also does not project MoneyGram International, Inc.’s financial position or results of operations at any future date or for any future period.

	Three months
	ended	Year ended December 31,
	March 31,
	2004	2003	2002	2001

	(in thousands, except per share data)
Statement of Income Data
Revenues:
Payment services transaction fees	$113,622	$419,003	$365,636	$322,128
Payment services investment income	76,654	323,098	351,331	306,145
Payment services investment gains (losses)	1,046	(4,877)	(9,276)	7,287

Total revenues	$191,322	$737,224	$707,691	$635,560

Income from continuing operations(1),(2)	$21,336	$87,837	$77,252	$72,155

Unaudited pro forma diluted income from continuing operations per common share(3)	$0.24	$1.01	$0.89	$0.84

Average outstanding and potentially dilutive common shares(4)	87,217	86,619	86,716	86,322

Unaudited pro forma basic income from continuing operations per common share(3)	$0.25	$1.02	$0.90	$0.84

Average outstanding common shares	86,710	86,223	86,178	85,503

Other Data
Average investable balances	$6,584,946
Approximate number of countries served	160
Approximate number of global funds transfer agent locations	100,000

Balance Sheet Data (at end of period)
Total assets(1)	$8,724,016
Total debt	150,771
Stockholder’s equity(1)	488,346

(1)	Management anticipates that Viad Corp will incur a one-time pre-tax loss on the retirement of debt and redemption of preferred stock, currently estimated to be $20.5 million, in connection with the spin-off. Further, management expects that one-time pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income; however, the pro forma consolidated balance sheet has been adjusted to reflect these nonrecurring items.

(2)	For an explanation of the pro forma adjustments included in the above information, refer to the Unaudited Pro Forma Consolidated Statements of Income of MoneyGram International, Inc. (Accounting Successor to Viad Corp) included elsewhere in this information statement.

(3)	The computation of unaudited pro forma income from continuing operations per common share for the periods presented is based upon Viad Corp’s historical weighted average number of shares of common stock outstanding.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income from continuing operations per common share.

Summary Historical Consolidated Financial and Other Data of

Viad Corp
(Accounting Predecessor to MoneyGram International, Inc.)

      The summary historical financial data of Viad Corp (accounting predecessor to MoneyGram International, Inc.) is derived from the audited and unaudited consolidated financial statements of Viad Corp. Notwithstanding the legal form of the spin-off, because of the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity and treated as the “accounting successor” to Viad Corp for financial reporting purposes in accordance with EITF No. 02-11. As such, the information presented in the following summary for MoneyGram International, Inc. (accounting successor to Viad Corp) generally reflects financial and other information previously filed with the SEC by Viad Corp. When the spin-off occurs, MoneyGram International, Inc. will report the historical results of operations (subject to certain adjustments) of New Viad as discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, however, this presentation is not permitted until the date of the spin-off.

      The statement of income data for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data at December 31, 2003 and 2002 set forth below are derived from the audited consolidated financial statements of Viad Corp included elsewhere in this information statement. The balance sheet data at December 31, 2001 set forth below is derived from audited consolidated financial statements of Viad Corp not included in this information statement. The statement of income data for the three months ended March 31, 2004 and 2003 and the balance sheet data at March 31, 2004 are derived from the unaudited consolidated financial statements of Viad Corp included elsewhere in this information statement. The balance sheet data at March 31, 2003 is derived from unaudited consolidated financial statements of Viad Corp not included in this information statement.

      The summary historical consolidated financial data is not necessarily indicative of the results of operations or financial position that would have occurred if MoneyGram International, Inc. had been a separate, independent company during the periods presented, nor is it indicative of MoneyGram International, Inc.’s future performance. This historical data should be read together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.)” and Viad Corp’s consolidated financial statements and related notes included elsewhere in this information statement.

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

	(in thousands, except per share data)
Statement of Income Data
Revenues	$398,877	$396,966	$1,507,692	$1,552,177	$1,581,057

Income from continuing operations(1)(2)	$29,061	$21,390	$110,528	$93,048	$42,382
Income from discontinued operations(3)	11,932	641	3,374	2,577	4,106
Changes in accounting principles(4)	—	—	—	(37,739)	(1,884)

Net income	$40,993	$22,031	$113,902	$57,886	$44,604

Diluted income per common share
Continuing operations(1)(2)	$0.33	$0.24	$1.27	$1.06	$0.48
Discontinued operations(3)	0.14	0.01	0.04	0.03	0.04
Changes in accounting principles(4)	—	—	—	(0.44)	(0.02)

Diluted net income per common share	$0.47	$0.25	$1.31	$0.65	$0.50

Average outstanding and potentially dilutive common shares	87,217	86,326	86,619	86,716	86,322

Basic income per common share
Continuing operations(1)(2)	$0.33	$0.24	$1.27	$1.07	$0.48
Discontinued operations(3)	0.14	0.01	0.04	0.03	0.05
Changes in accounting principles(4)	—	—	—	(0.44)	(0.02)

Basic net income per common share	$0.47	$0.25	$1.31	$0.66	$0.51

Average outstanding common shares	86,710	86,008	86,223	86,178	85,503

Dividends declared per common share	$0.09	$0.09	$0.36	$0.36	$0.36

Balance Sheet Data (at end of period)
Total assets	$9,566,076	$9,872,173	$9,222,155	$9,675,429	$8,375,299
Total debt	252,548	355,531	251,443	361,657	396,828
$4.75 Redeemable preferred stock subject to mandatory redemption	6,741	6,711	6,733	6,704	6,679
Common stock and other equity	915,369	733,093	849,837	677,894	714,481

(1)	Includes investment impairment losses and interest income adjustments (after-tax) of $3.6 million, or $0.04 per diluted share, and $12.6 million, or $0.15 per diluted share for the three months ended March 31, 2004 and 2003, respectively, and $19.5 million, or $0.23 per diluted share, in 2003, $18.2 million, or $0.21 per diluted share, in 2002 and $4.6 million, or $0.06 per diluted share, in 2001. Also includes restructuring charges, recoveries and other items (after-tax) of $3.0 million income, or $0.03 per diluted share, in 2003, $12.3 million expense, or $0.14 per diluted share, in 2002 and $58.9 million expense, or $0.68 per diluted share, in 2001.

(2)	In January 2002, Viad Corp adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 specifies that goodwill and certain intangible assets with indefinite lives no longer be amortized but instead be subject to periodic impairment testing. Excluding the amortization of previously expensed goodwill and certain intangible assets, income from continuing operations and corresponding diluted income per share would have been $56.6 million ($0.64 diluted income per share) in 2001.

(3)	When the spin-off occurs, MoneyGram International, Inc. (Accounting Successor to Viad Corp) will record the historical results of operations (subject to certain adjustments) of New Viad in discontinued

operations upon the completion of the spin-off pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(4)	In accordance with the adoption of SFAS No. 142, Viad Corp completed the transitional impairment test for goodwill during 2002 and concluded that a transitional impairment loss of $40.0 million ($37.7 million after-tax) should be recognized related to goodwill at the Exhibitgroup reporting unit of the Convention and Event Services segment. Effective in the second quarter of 2001, Viad adopted the provisions of EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (EITF No. 99-20). Accordingly, Viad Corp recorded a cumulative effect of a change in accounting principle of $3.0 million ($1.9 million after-tax).

Summary Unaudited Pro Forma Combined Financial and Other Data of New Viad

      The summary unaudited pro forma combined financial data for New Viad set forth below is derived from the unaudited pro forma combined financial information of New Viad included elsewhere in this information statement.

      The following summary unaudited pro forma combined financial data at and for the three months ended March 31, 2004 and for the year ended December 31, 2003 reflects the effects of the anticipated Viad preferred stock redemption, debt refinancing and spin-off. The pro forma data does not represent what New Viad’s financial position or results of operations would have been had New Viad operated as a separate, independent public company, nor does the pro forma data give effect to any events other than those discussed in the related notes. The pro forma data also does not project New Viad’s financial position or results of operations at any future date or for any future period.

	Three months
	ended	Year ended
	March 31,	December 31,
	2004	2003

	(in thousands, except
	per share data)
Statement of Income Data
Revenues:
Convention show services	$158,330	$521,433
Exhibit design and construction	45,286	195,832
Travel and recreation services	3,939	53,203

Total revenues	$207,555	$770,468

Income from continuing operations(1)(2)	$7,679	$21,520

Unaudited pro forma diluted income from continuing operations per common share(3)	$0.09	$0.25

Average outstanding and potentially dilutive common shares(4)	87,217	86,619

Unaudited pro forma basic income from continuing operations per common share(3)	$0.09	$0.25

Average outstanding common shares	86,710	86,223

Balance Sheet Data (at end of period)
Total assets(1)	$711,947
Total debt	23,662
Stockholder’s equity(1)	381,766

(1)	Management expects that one-time pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma combined statements of income; however, the pro forma combined balance sheet has been adjusted to reflect the incurrence of $14.0 million of these expenses.

(2)	For an explanation of the pro forma adjustments included in the above information, refer to the Unaudited Pro Forma Combined Statements of Income of New Viad included elsewhere in this information statement.

(3)	The computation of unaudited pro forma income (loss) per common share for the periods presented is based upon Viad’s historical weighted average number of shares of Viad common stock outstanding.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

Summary Historical Combined Financial and Other Data of New Viad

      The following table summarizes historical combined financial data for New Viad. The statement of income data for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data at December 31, 2003 and 2002 set forth below are derived from the audited combined financial statements of New Viad included elsewhere in this information statement. The balance sheet data at December 31, 2001 set forth below is derived from the audited combined financial statements of New Viad not included in this information statement. The statement of income data for the three months ended March 31, 2004 and 2003 and the balance sheet data at March 31, 2004 are derived from the unaudited combined financial statements of New Viad included elsewhere in this information statement. The balance sheet data at March 31, 2003 is derived from the unaudited financial information of New Viad not included in this information statement.

      The summary historical combined financial data is not necessarily indicative of the results of operations or financial position that would have occurred if New Viad had been a separate, independent company during the periods presented, nor is it indicative of New Viad’s future performance. This historical data should be read together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad” and New Viad’s combined financial statements and related notes included elsewhere in this information statement.

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

	(in thousands, except per share data)
Statement of Income Data
Revenue	$207,555	$225,338	$770,468	$844,486	$945,497

Income (loss) from continuing operations	$7,559	$4,711	$21,091	$8,395	$(40,603)
Change in accounting principle	—	—	—	(37,739)	—

Net income (loss)	$7,559	$4,711	$21,091	$(29,344)	$(40,603)

Unaudited pro forma diluted income (loss) per common share(1)
Continuing operations	$0.09	$0.05	$0.24	$0.10	$(0.47)
Change in accounting principle	—	—	—	(0.44)	—

Diluted net income (loss) per common share	$0.09	$0.05	$0.24	$(0.34)	$(0.47)

Average outstanding and potentially dilutive common shares(2)	87,217	86,326	86,619	86,716	86,322

Unaudited pro forma basic income (loss) per common share(1)
Continuing operations	$0.09	$0.05	$0.24	$0.10	$(0.47)
Change in accounting principle	—	—	—	(0.44)	—

Basic net income (loss) per common share	$0.09	$0.05	$0.24	$(0.34)	$(0.47)

Average outstanding common shares	86,710	86,008	86,223	86,178	85,503

Balance Sheet Data (at end of period)
Total assets	$719,066	$692,705	$681,882	$673,356	$732,848
Total debt	19,274	65,959	50,092	66,778	73,703
Stockholder’s equity	393,273	276,384	333,871	266,163	333,440

Other Data
Adjusted EBITDA(3)	$19,339	$17,574	$63,873	$47,083	$(18,029)

(1)	The computation of unaudited pro forma income (loss) per common share for the periods presented is based upon Viad Corp’s historical weighted average number of shares of common stock outstanding.

(2)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

(3)	Adjusted EBITDA is a measure of New Viad’s ability to service debt, fund capital expenditures and finance growth, and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America (GAAP). This information is supplemental to results presented under GAAP and may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is defined by New Viad as income from continuing operations before interest expense, income taxes, depreciation and amortization, and changes in accounting principles.

RISK FACTORS

           You should carefully consider the risks described below and all other information contained in this information statement. If any of the following risks, or other risks and uncertainties that we have not yet identified or that we currently consider to be immaterial, actually occur, the business, prospects, financial condition, results of operations and cash flow of MoneyGram or New Viad could be materially adversely affected. In that event, the market value of the MoneyGram and/or New Viad common stock could decline and you could lose all or part of your investment.

Risks Relating to MoneyGram

Our financial condition and results of operations could be adversely affected by fluctuations in interest rates.

           We derive a substantial portion of our revenue from the investment of funds we receive from the sale of payment instruments, such as official checks and money orders, until these instruments are settled. We generally invest these funds in long-term fixed-rate securities.

           We pay the financial institutions to whom we provide official check outsourcing services a commission based on the average balance of funds produced by their sale of official checks. This commission is generally calculated on the basis of a variable rate based on short-term financial indices, such as the federal funds rate. In addition, we have agreements to sell, on a periodic basis, undivided percentage interests in some of our receivables from agents at a price that is discounted based on short-term interest rates. To mitigate the effects of interest rate fluctuations on our commission expense and the net proceeds from our sales of agent receivables, we enter into variable-to-fixed rate swap agreements. These swap agreements require us to pay our counterparty a fixed interest rate on an agreed notional amount, while our counterparty pays us a variable interest rate on that same notional amount.

           Fluctuations in interest rates affect the value and amount of revenue produced by our investment portfolio, the amount of commissions that we pay, the net proceeds from our sale of receivables and the amount that we have to pay under our swap agreements. As a result, as more specifically described below, our “net float income,” which is the difference, or “spread,” between the amount we earn on our investment portfolio and the commissions we pay and the discount on the sale of receivables, net of the effect of the swap agreements, is subject to interest rate risk. Interest rate risk is the potential reduction of net float income as a result of fluctuations in interest rates. We are exposed to interest rate risk because the cash flows from our investment portfolio and our obligations to pay commissions to our financial institution customers, the net discount on our sale of receivables and the related swaps are not perfectly matched through time and across all possible interest rate scenarios.

           As interest rates decrease, borrowers are more likely to prepay fixed-rate debt, resulting in cash flows that are received earlier than expected. Replacing the higher-rate investments that prepay with lower-rate investments could reduce our net float income. Conversely, an increase in interest rates may result in slower than expected prepayments leading to cash flows that are received later than expected. In this case, we have risk that the cost of our commission payments may reprice faster than our investments and at a higher cost, which could also reduce our net float income. An additional component of interest rate risk is market risk that arises from fluctuations in interest rates that may result in changes in the values of investments and derivatives. Rate movements can affect the repricing of assets and liabilities differently, as well as their market value. Stockholders’ equity can be adversely affected by changing interest rates, as after-tax changes in the fair value of securities classified as available-for-sale and after-tax changes in the fair value of our swaps are reflected as increases and decreases to a component of stockholders’ equity. The fair value of our swaps generally increases when the market value of fixed rate, long-term debt investments decline and vice versa.

           The market values of securities we hold may decline due to a variety of factors, including decline in credit rating of the issuer or credit issues related to underlying collateral of the security, general market conditions and increases in interest rates for comparable obligations. If we determine that an unrealized loss on a security is “other-than-temporary,” the loss becomes a realized loss through an impairment charge in the income statement.

           For a discussion of the effect of recent interest rate fluctuations on our net income and financial condition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.).”

Our business may require cash in amounts greater than the amount of available credit facilities and liquid assets that we have on hand at a particular time, and if we were forced to ultimately liquidate assets or secure other financing as a result of unexpected liquidity needs, our earnings could be reduced.

           We are subject to risks relating to daily liquidity needs, as well as extraordinary events, such as the unexpected loss of a customer. On a daily basis, we receive remittances from our agents and financial institution customers and we must clear and pay the financial instruments that were previously sold and currently are presented for payment. We monitor and maintain a liquidity portfolio along with credit lines and repurchase agreements in order to cover payment service obligations as they are presented. If we were forced to liquidate portfolio assets or secure other financing as a result of unexpected liquidity needs, our earnings could be reduced. In addition, if we were to lose any of our largest or other significant customers, in addition to losing the related revenues, we may have to liquidate investments or seek to borrow for a period of time to fund our obligation to clear the outstanding instruments issued on behalf of that customer at the termination of its contract. We may not be able to plan effectively for every customer contract termination, which could result in sale of investments at a loss of or lower profits than we would otherwise realize due to prevailing market conditions.

           We sell a portion of our receivables, primarily from money order agents, at a discount to a purchasing bank on a daily basis to accelerate cash flow for investment in liquid assets or investments with an investment rating of A or higher. Approximately $394 million of receivables were sold during the first quarter of 2004. The agreement governing these receivables sales does not require the purchasing bank to buy all or a portion of these receivables. As a result, the purchasing bank may cease to purchase agent receivables under this program or the terms on which it purchases these receivables may become less favorable to us. If the purchasing bank were to decline to purchase receivables at the same level as in the past, the size of our investment portfolio would decrease and any incremental revenue that would have been generated by the investment of the proceeds of these receivables sales would decline. In this case, we may have to liquidate investments or borrow money for a period of time to meet related money order obligations.

We are subject to credit risk related to our investment portfolio and our use of derivatives.

           Approximately 93 percent of our investment portfolio consists of securities that are not issued or guaranteed by the U.S. government. If the issuer of any of these securities were to default in its payment obligations to us or to otherwise experience credit problems, the value of that security would decline, adversely affecting the value of our investment portfolio. At December 31, 2003, we were party to derivative instruments known as swaps having a notional amount of $3.1 billion. These swap agreements are contracts in which we and a counterparty agree to exchange periodic payments based on a fixed or variable rate of interest on a given notional amount, without the exchange of the underlying notional amounts. The notional amount of a swap agreement is used to measure amounts to be paid or received and does not represent the amount of exposure to credit loss. At any point in time, depending upon many factors including the interest rate environment and the fixed and variable rates of the swap agreements, we may owe our counterparty or our counterparty may owe us. If any of our counterparties to these swap agreements were to default in its payment obligation to us, we could be adversely affected.

If we do not receive an investment grade credit rating or if our credit ratings were to be downgraded, or if the ratings agencies were to indicate that a lowering may occur, our business would be harmed.

           Our ability to maintain an investment grade long-term credit rating is important to our business. Viad’s long-term debt currently has an investment grade rating subject to negative implications as a result of the spin-off. We have received indications from major credit ratings agencies that immediately following the spin-off, MoneyGram’s long-term debt will have an investment grade rating, with a stable outlook. If our long-term debt did not receive this rating or if our rating were to be downgraded below investment grade, or if ratings agencies were to indicate that a lowering may occur, our business, results of operations and financial condition would be materially adversely affected. Any downgrade of our ratings, or an indication that a downgrade may occur, could damage our customers’ perception of our financial strength. This would adversely affect our relationships with existing and prospective official check customers and clearing banks. Also, a downgrade would increase our costs of borrowing money, adversely affecting our business and results of operations.

We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

           The industries in which we compete are highly competitive. Our primary competition comes from First Data Corporation and its subsidiaries, including Western Union, which has substantially greater transaction volume than we do. First Data and its subsidiaries have a larger agent base, a more established brand name and substantially greater financial and marketing resources than we do.

           In our global funds transfer segment, we compete for agents to provide our products and services to consumers. We compete for agents on the basis of the commissions and other financial consideration, primarily up-front incentive payments, that we offer to them, the variety and branding of products and services that we offer, and the point-of-sale solutions and support that we provide. Because of its greater resources and higher transaction volume, First Data and its subsidiaries may be able to offer key agents, such as large retail chains, foreign postal agencies and financial institutions, higher commissions and other financial consideration than we can. Key agents may choose to align themselves with First Data as a result of greater consumer recognition of the Western Union brand name and larger network of agent locations. Consumers may choose to purchase products and services from agents that use the Western Union brand.

           We also face competition in the money transfer business from niche companies, which provide money transfer services in one or a small number of send and receive corridors. Other new competitors, such as banks, may continue to enter the money transfer business and may use their existing branch locations to deliver money transfer services. In addition, in the future, major retail chains and others, including some that currently serve as our agents, may determine to form their own money transfer or money order businesses and compete with us.

           Finally, the U.S. Postal Service, a competitor in our money order business, is not dependent on third-party agents to provide money order services. In addition, the different cost structure of the U.S. Postal Service may enable it to offer its products and services at lower prices.

           In our payment systems segment, we compete in selling our official check outsourcing services to financial institutions on the basis of price, features of the services offered and financial institutions’ perceptions concerning our financial strength. Our primary competition comes from First Data and its subsidiaries. First Data’s greater financial resources may permit it to provide financial institutions more attractive economic incentives, such as signing bonuses, than we may be able to provide. First Data’s higher credit ratings may also make it more attractive to financial institutions considering outsourcing their official check services, particularly large financial institutions. Due to these factors, large financial institutions may, as a condition to entering into a contract with us, demand that we maintain a certain credit rating or provide additional security for our performance or require that we segregate the portion of our portfolio attributable to their payment instruments.

           If we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

If we lost key retail agents in our global funds transfer segment, our business and results of operations could be adversely affected.

           We may not be able to retain all of our current retail agents. The competition for chain retail agents is intense, and larger agents are increasingly demanding financial concessions and more information technology customization. The development and equipment necessary to meet agent demands could require substantial capital expenditures. If we were unable to meet these demands, we could lose agents and our volume of money transfers would be substantially reduced and our revenues would decline.

           A substantial portion of our transaction volume is generated by a limited number of key agents. During 2003 and 2002, our ten largest agents accounted for 17 percent and 14 percent, respectively, of our total revenues, and 30 percent and 26 percent, respectively, of the revenues of our global funds transfer segment. One of these agents accounted for four percent and two percent of our total revenues, and eight percent and three percent, during 2003 and 2002, respectively of the revenues of our global funds transfer segment. If any of these key agents were not to renew their contracts with us, or if such agents were to reduce the number of their locations, or cease doing business, we might not be able to replace the volume of business conducted through these agents, and our business and results of operations would be adversely affected.

           In addition, many of our high volume agents are in the check cashing industry. There are risks associated with the check cashing industry that could cause this portion of our agent base to decline. Any regulatory action that adversely affects check cashers could also cause this portion of our agent base to decline.

If we lost large financial institution customers in our payment systems segment, our business and results of operation could be adversely affected.

           During 2003 and 2002, our ten largest financial institution customers accounted for 17 percent and 19 percent, respectively, of our total revenues and 40 percent and 40 percent, respectively, of the revenues in our payment systems segment. One of our financial institution clients generated approximately four percent and six percent of our total revenues and approximately 12 percent and 12 percent of the revenues in our payment systems segment during 2003 and 2002, respectively. The loss of any of our top financial institution customers could adversely affect our business and results of operations.

If we fail to develop and introduce new and enhanced products and services or if alternative payment mechanisms that we do not offer replace the use of money orders and money transfers, our business and prospects could be adversely affected.

           Our future growth will depend, in part, on our ability to continue to develop and successfully introduce new and enhanced methods of providing money transfer, money order, official check, bill payment, cash access and related services that keep pace with competitive introductions, technological changes and the demands and preferences of our agents, financial institution customers and consumers. Many of our competitors offer stored-value cards and other electronic payment mechanisms, including various internet-based payment services, that could be substituted for traditional forms of payment, such as the money orders, bill payment and money transfer services we offer. If these alternative payment mechanisms become widely substituted for our products and services, and we do not develop similar alternative payment mechanisms, our business and prospects could be adversely affected.

We face credit and fraud risks from our retail agents.

           The vast majority of our global funds transfer business is conducted through independent agents that provide our products and services to consumers at their business locations. These agents sell our products and services, collect the funds from consumers and are required to remit the proceeds from these transactions to us. As a result, we have credit exposure to our agents, which averages approximately $1.0 billion, representing a combination of money orders, money transfers and bill payment proceeds. This credit exposure is spread across more than 27,000 agents, of which 25 owe us in excess of $5 million each at any one time.

           We are not insured against credit losses, except in circumstances of agent theft or fraud. If an agent becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to remit money order or money transfer proceeds to us, we must nonetheless pay the money order or complete the money transfer on behalf of the consumer. Moreover, we have made, and may in the future make, secured or unsecured loans to retail agents under limited circumstances or allow agents to retain our funds for a period of time before remitting them to us. The failure of agents owing us large amounts to remit funds to us or to repay such amounts could materially adversely affect our business, results of operations and our financial condition.

           In the past five years we have experienced two significant agent fraud incidents, one involving an agent in the Dominican Republic and the other an agent in Switzerland. Losses before insurance recoveries were $9.4 million in 2000, and $2.3 million in 1998, respectively, in these incidents. These fraud losses were covered by insurance, after we satisfied our co-insurance amount. However, claims filed in respect of these fraud incidents have caused our insurance premiums to increase. If we were to experience significant fraud incidents in the future, our results of operations could be adversely affected.

Our business is highly dependent on the efficient and uninterrupted operation of our computer network systems and data centers, and any disruption could harm our business.

           Our ability to provide reliable service largely depends on the efficient and uninterrupted operation of our computer network systems and data centers. Any significant interruptions could harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent a system failure, including the implementation of a disaster recovery plan and redundant computer systems, our measures may not be successful and we may experience problems other than system failures. We may also experience software defects, development delays and installation difficulties, which would harm our business and reputation and expose us to potential liability. Our data applications may not be sufficient to address technological advances, changing market conditions or other developments.

           If we face system interruptions and system failures due to defects in our software, development delays, installation difficulties or for any other reason, our business interruption insurance may not be adequate to compensate us for all losses or damages that we may incur.

Our business involves the movement of large sums of money, and, as a result, our business is particularly dependent on our ability to process and settle transactions accurately and efficiently.

           Our business involves the movement of large sums of money. In 2003, for example, we handled items with a face amount of over $400 billion. Our revenues consist primarily of transaction fees that we charge for the movement of this money and investment revenues. These transaction fees represent only a small fraction of the total amount of money that we move. Because we are responsible for large sums of money that are substantially greater than our revenues, the success of our business particularly depends upon our efficient and error-free handling of the money that is remitted to us and that is used to clear payment instruments or complete money transfers. If we were to make a major error in handling a particularly large transaction, or to make small errors in a large number of smaller transactions, and such errors could not be corrected, the amount of loss caused by such error could represent a substantial portion of our revenues, and materially adversely affect our business, results of operations and financial condition.

Our attempts to expand by means of acquisitions and strategic alliances may not be successful.

           We intend to expand our operations and market presence by entering into business combinations, joint ventures or other strategic alliances in the United States and internationally. However, we may not have sufficient cash or be able to access the capital markets to fund these acquisitions, and, as a result of restrictions contained in the Tax Sharing Agreement, we may not be able to issue shares to fund these acquisitions. See “Relationship between New Viad and MoneyGram — Agreements Between Viad and MoneyGram — Tax Sharing Agreement.” We also may be unsuccessful in identifying and completing any of these combinations or alliances.

      Further, any acquisition that we do complete may subject us to a number of risks, including:

•	difficulties associated with integrating the operations, technology and personnel of any acquired company or companies;

•	disruptions in our business resulting from the allocation of resources to complete any acquisitions;

•	failure of the acquired businesses to achieve anticipated revenues, earnings or cash flow;

•	effects of our financing of the acquisition, such as the incurrence of indebtedness or the dilution of existing stockholders’ interests by issuing stock; and

•	failure of strategic alliances to be successful or for us to realize anticipated benefits in a timely manner.

If we are unable to protect our intellectual property rights, business, financial condition and results of operation could be adversely affected.

           We rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our intellectual property rights. See “Business of MoneyGram — Intellectual Property Rights.” We may be required to spend resources to protect and police these rights, and some rights may not be protected by intellectual property laws, particularly in foreign jurisdictions. Third parties may infringe or misappropriate our proprietary rights. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and prospects.

We currently rely on third-party vendors in the conduct of our business, including clearing banks, and we could be adversely affected if we were to lose any material third-party vendor.

           We rely on third-party vendors to conduct our business, including clearing banks and other vendors. Because we are not a bank and therefore cannot be a member of the Federal Reserve Banking System, we must contract with banks for processing and clearing functions for our money orders and official checks. We currently rely on ten principal clearing banks, two of which clear our money orders and eight of which clear our official checks. If any of our clearing banks were to terminate or not renew its contract with us, we could incur costs and experience disruption to our business in replacing that clearing bank. We could also be required to pay any new clearing banks a higher per item fee than we currently do, thereby increasing our cost of doing business. In addition, our business is dependent upon a number of other key vendors, including the manufacturer of our money order dispensers and certain of our telecommunications providers. The loss of any of these key vendors could disrupt our business and we could incur costs in replacing that vendor.

Litigation may adversely affect our business, financial condition and results of operations.

           Our business has in the past been, and may in the future continue to be, the subject of class actions, regulatory actions or other litigation. For example, in the past, we settled a class action lawsuit that alleged that our disclosure surrounding currency exchange spreads was inadequate. The total amount paid out over a five year period related to this lawsuit was $8.6 million. The outcome of class action lawsuits and regulatory actions is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of lawsuits and actions may remain unknown for substantial periods of time. The cost to defend future lawsuits may be significant. There may also be adverse publicity associated with lawsuits that could decrease customer acceptance of our services. As a result, litigation may adversely affect our business, financial condition and results of operations.

Risks Relating to the Payment Services Industry

We are subject to a number of risks relating to U.S. federal and state regulation of our business.

           In the United States, the money transfer business is subject to a variety of state regulations. We are also subject to U.S. federal anti-money laundering laws, and the requirements of the Office of Foreign Assets Control, which prohibit us from transmitting money to specified countries or on behalf of prohibited individuals. The money transfer business has been subject to increased scrutiny following the events of September 11, 2001. The Patriot Act, enacted following those events, mandates several new anti-money laundering requirements. The federal government or the states may elect to impose additional anti-money laundering requirements. Changes in laws or regulations that impose additional regulatory requirements, including the Patriot Act, could increase our compliance and other costs of doing business, and therefore have an adverse effect on our results of operation. If onerous regulatory requirements were imposed on our agents, they could lead to a loss of agents, which, in turn, could lead to a loss of retail business.

           Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities could result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts with banks or retail representatives, administrative enforcement actions and fines, class action lawsuits, cease and desist orders and civil and criminal liability. The occurrence of one or more of these events could materially adversely affect our business, financial condition and results of operations.

           If we were to inadvertently transmit money on behalf of, or unknowingly conduct business with, a prohibited individual, we could be required to pay significant damages, including fines and penalties. Likewise, any intentional or negligent violation of anti-money laundering laws by our employees could lead to significant fines and/or penalties, and could limit our ability to conduct business in some jurisdictions.

           Legislation has been proposed in the U.S. Congress and in various states that would require additional disclosures to consumers regarding fees and foreign exchange “spreads” on international money transfers. If enacted, this would require costly upgrades to our computer and point-of-sale systems.

We are not registered under the Investment Company Act and if we were required to register, our business, prospects and results of operations would be materially adversely affected.

           The Investment Company Act of 1940 requires the registration of, and imposes restrictions on, certain companies that engage primarily in the business of investing, reinvesting or trading in securities. A company may be classified as an investment company if it owns certain types of securities having a value exceeding 40 percent of its assets and is not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading in securities. We are, and we intend to remain, in the payment services businesses. Thus, we believe that we are primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities. Although the Securities and Exchange Commission has recognized in some cases that companies with more than 40 percent of their assets in investment securities were nonetheless operating businesses and not investment companies, there is no controlling precedent as to the businesses in which we engage. While approximately 84 percent of our assets at December 31, 2003 are held in cash, cash equivalents and investments substantially restricted for payment services obligations and approximately 40 percent of our 2003 revenue was generated from these investments, these activities are undertaken only in connection with our payment services business. Accordingly, we believe that we are not an “investment company” for purposes of the Investment Company Act and are not required to register under that Act. If we were required to register as an investment company, we would become subject to substantial regulations with respect to our capital structure, management, operations and other matters, which would have a material adverse effect on our business, results of operations and prospects.

New check technology could cause our investment balances to decline.

           The recently-enacted Check 21 Act is designed to enhance check truncation by speeding up the time in which checks are presented for payment or returned through the banking system if warranted. The Check 21 Act, which becomes effective October 28, 2004, will enable banks to create a new negotiable instrument known as a substitute check that can be transmitted electronically from one bank to another and thereby eliminate the need to transfer the original check. While banks are not required to use substitute checks, it is anticipated that many will take advantage of this new technology in order to reduce their own costs of transporting checks and to eliminate some of the float in the check clearing process. If widely adopted, the new technology could cause the period of time between when a check is issued and the time when that check is presented for payment to decrease, which could adversely affect our business by causing a reduction in our investment balances and related investment revenues for both our official check processing business and our money order business. The staff of the Board of Governors of the Federal Reserve System has issued proposed implementation regulations for the Check 21 Act.

Imposition of additional regulatory requirements in any of the foreign countries in which we operate could adversely affect our business.

           International regulation of the money transfer business varies from country to country. Although most countries, other than Germany and the United Kingdom, the Netherlands and Switzerland do not regulate this business to the same degree as the United States, this could change in the future. Various foreign governments could impose additional regulatory requirements on us or impose penalties or charges. Any of these requirements, including anti-money laundering requirements and related scrutiny, could make it more difficult to originate money transfers overseas, increase our costs or decrease our revenues. Any inadvertent violation of a law or regulation by us or one of our agents could subject us to damages, including fines or penalties.

States may enact laws that negatively impact our business, such as laws that decrease unclaimed property abandonment periods.

           We earn revenue from our investment of the proceeds of money orders and other financial instruments pending presentment for payment by the consumer. We retain these proceeds until the item is paid or we remit the balance, net of our cumulative service charges, as unclaimed property to the state in which these instruments were issued, pursuant to applicable unclaimed property laws. State abandonment periods for money orders and money transfers range from three to seven years, while those for official checks are generally three to five years. We also derive revenues from a service charge that is assessed against our payment instruments that remain outstanding for long periods of time. States may adopt new legislation at any time that decreases the unclaimed property abandonment periods, or eliminates or reduces our ability to collect a service charge. Any such change in state law could adversely affect our results of operations.

There are a number of risks associated with our international sales and operations that could harm our business.

           We currently provide money transfer services between and among approximately 160 countries, and our strategy is to expand our international business. Our ability to grow in international markets and our future results could be harmed by a number of factors, including:

•	failure to manage successfully our exposure to foreign currency exchange rates;

•	changes in political and economic conditions and potential instability in certain regions;

•	changes in regulatory requirements or in foreign policy and the adoption of foreign laws detrimental to our business;

•	burdens of complying with a wide variety of laws and regulations;

•	possible fraud or theft losses, and lack of compliance by international representatives in remote locations and foreign legal systems where collection and enforcement may be difficult or costly;

•	reduced protection for our intellectual property rights;

•	unfavorable tax rules or trade barriers; and

•	inability to secure, train or monitor international agents.

Risks Relating to New Viad and the Industries in Which It Operates

Our businesses and operating results are adversely affected by deterioration in general economic conditions.

           Our businesses, which include convention and event services, exhibit design and construction services and travel and recreation services, are highly sensitive to fluctuations in general economic conditions. Operating results for GES and Exhibitgroup depend largely on the number of trade shows held and on the size of exhibitors’ marketing expenditures. These factors also depend on the strengths or weaknesses of particular industries in which exhibitors operate. The number and size of trade shows generally decrease during periods of adverse economic conditions and increase when general economic conditions are positive.

           Further, many exhibitors view a portion of their marketing budget as discretionary, and, as a result, marketing budgets are frequently among the first expenditures reduced by exhibitors when general economic conditions deteriorate, resulting in exhibitors reusing or refurbishing old exhibits rather than purchasing new exhibits. Marketing expenditures often are not increased, and new exhibits not purchased, until general economic conditions improve. As a result, during periods of adverse general economic conditions, the operating results of GES and Exhibitgroup are adversely affected. For example, revenues for these businesses declined an aggregate of approximately 11 percent from 2001 to 2002.

           Similarly, revenues from our travel and recreation businesses depend largely on the amount of disposable income that consumers have available for travel. This amount decreases during periods of negative general economic conditions.

Our businesses are adversely affected by disruptions in the travel industry, particularly those adversely affecting the hotel and airline industries.

           The success of our businesses depends largely on the ability and willingness of people, whether exhibitors, trade show attendees or travelers, to travel, which is in turn dependent upon their ability to find transportation alternatives and accommodations. As a result, factors adversely affecting the travel industry as a whole, and particularly the airline and hotel industries, generally also adversely affect our business and results of operations. Factors that could adversely affect the travel industry as a whole include fuel prices, increased security requirements, weather conditions, airline accidents and international political instability and hostilities. For example, the September 11, 2001 terrorist attacks resulted in, among other things, a reluctance on the part of many people to travel and decreased availability of airline alternatives at affordable prices, significantly affecting the travel and recreation services business generally and resulting in the cancellation of many trade shows. More recently, attendance at trade shows and at some of our Canadian travel and recreation facilities was also negatively affected by fears stemming from the outbreak of severe acute respiratory syndrome, or “SARS.” Unexpected events of this nature in the future, or other events that may have an impact on the availability and pricing of air travel and accommodations, could materially adversely affect our business and results of operations.

Our businesses are seasonal, which causes our results of operations to fluctuate and makes our results of operations particularly sensitive to adverse events during peak periods.

           GES and Exhibitgroup both generally report higher revenues during the first and second quarters, and GES and Exhibitgroup report their lowest revenues in the fourth and third quarters, respectively. Our travel and recreation businesses are also seasonal, experiencing peak activity during May through September — these months account for approximately 80 percent of our travel and recreation revenues. Because of the seasonal nature of these businesses, adverse events or conditions occurring during peak periods could particularly affect the operating results of our businesses.

Trade show rotation may impact our overall profitability and makes comparisons between periods difficult.

           Convention and event services and exhibit design and construction activity are largely dependent upon the frequency, timing and location of conventions and trade shows. For example, some large trade shows are not held on a yearly basis (they may be held once every two or three years), and some large trade shows may be held at a different time of year than the times at which they have historically been held. In addition, the same trade show may be held in different locations in different years.

           Our results of operations fluctuate significantly as a result of this rotation, making it more difficult for us to make budget and planning decisions. The geographic rotation of trade shows requires us to maintain a high degree of flexibility of resources (including personnel and transportation) and may result in a business generating lower margins in a given period if trade shows shift to higher-cost cities. As a consequence of these factors, the operating results for our key businesses may fluctuate significantly from quarter to quarter or from year to year, making periodic comparisons difficult.

Transportation disruptions could adversely affect our business and operating results.

           GES and Exhibitgroup rely on independent transportation carriers to send materials and exhibits to and from trade shows, warehouse facilities and customer facilities. If we are unable to secure the services of these independent transportation carriers at favorable rates, it could have a material adverse effect on our business and results of operations. In addition, disruption of transportation services because of weather-related problems, strikes, lockouts or other events could adversely affect our ability to supply services to customers and could cause cancellation of trade shows, which may have a material adverse effect on our business and operating results.

Union-represented labor creates an increased risk of work stoppages and higher labor costs.

           A majority of our employees are unionized, and we are party to over 100 collective-bargaining agreements, with approximately one-third requiring renegotiation each year. If labor negotiations force us to increase wages or benefits and thus increase total labor costs, we would either absorb the increased costs, adversely affecting our margins, or pass the costs to the customers, which may lead customers to turn away from us in response to higher prices. In either event, our business and results of operations could be adversely affected.

           Moreover, if we were unable to reach an agreement with a union during the collective bargaining process, the union may call for a strike or other work stoppage. If a strike were to occur, we might be unable to find substitute workers with the necessary skill sets to perform many of our services, and this could adversely affect our business and results of operations.

We compete in competitive industries, and increased competition could negatively impact our operating results.

           We compete in industries that are highly competitive. Competition in the convention and event services and exhibit design and construction services industries is on the basis of price and service level, among other things. To the extent competitors seek to gain or retain their market presence through aggressive underpricing strategies, we may be required to lower our prices and rates, thereby adversely affecting operating results. If we are unable to meet the challenges presented by the competitive environment, our results of operations and financial condition may be adversely affected.

The failure of a large customer to renew its services contract or the loss of business from convention facilities may adversely impact our revenues.

           Although no single customer accounts for more than nine percent of the revenue of any of our business segments, GES is dependent upon a relatively small number of large trade show customers and Exhibitgroup has a number of large customer accounts. The loss of any of these large customers may adversely affect our results of operations.

           In addition, GES’s revenues may be significantly impacted if certain convention facilities choose to in-source electrical, plumbing and other services that have represented revenue-generating opportunities for GES. When GES is hired as the general services contractor for a trade show, the trade show organizer contractually grants GES an exclusive right to perform these electrical and plumbing services, subject in each case to the convention facility’s option to in-source the services (either by performing the services themselves or by hiring a separate service provider). The operators of many convention facilities are currently under financial pressure as a result of conditions generally affecting their industry, including decreased usage and revenues. As a result, some of these convention facilities may seek to in-source all or a large portion of these services. If a large number of facilities with which we have these relationships seek to move these facilities services in-house, our revenues and operating results would be affected.

Our key businesses are relationship driven.

           The convention and event services and exhibit design and construction businesses heavily focus on client relationships, and, specifically, on very close collaboration and interaction between teams from the client and GES or Exhibitgroup, as the case may be. This close relationship requires the account team to become attuned to the client’s desires and expectations in order to provide top-quality service. We have in the past lost, and may in the future lose, important customers if a key member of the account team were to cease employment with us and take that customer that he or she services to a competitor.

Liabilities relating to prior and discontinued operations may adversely affect our results of operations.

           Viad and its predecessors have a corporate history spanning over seven decades and involving approximately 2,400 previous subsidiaries in diverse businesses, such as the manufacturing of locomotives, buses, industrial chemicals, fertilizers, pharmaceuticals, leather, textiles, food and fresh meats. Some of these businesses used raw materials that have been, and may continue to be, the subject of litigation. Moreover, some of the raw materials used, and the waste produced, by these businesses have been and are the subject of U.S. federal and state environmental regulations, including laws enacted under the Comprehensive Environmental Response, Compensation and Liability Act, or its state law counterparts. In addition, we may incur other liabilities, resulting from indemnification or warranty claims involving sold subsidiaries as well as from our past operations of those of our predecessors or our or their subsidiaries. Although we believe we have adequate reserves and sufficient insurance coverage to cover these future liabilities, our results of operations could be materially affected if future events or proceedings contradict our current assumptions, and our reserves or insurance become inadequate.

We expect that we will no longer have an investment grade credit rating after the spin-off, which may result in increased costs.

           We believe that, following the completion of the spin-off, our debt will not have an investment grade rating. As a result, there is a high probability that our credit-related costs will increase after the spin-off, and this may adversely affect our operating results. In addition, we may experience an increase in certain insurance-related costs, which may also adversely affect our results of operations.

Glacier Park’s concession agreement for its operations inside Glacier National Park expires in December 2005, and, if Glacier Park is unsuccessful in renewing this contract, this failure would adversely affect our results of operations.

           Glacier Park operates four lodges, three motor inns and one stand-alone camp store inside Glacier National Park. Two of the lodges, the three motor inns and the camp store are operated through a concession agreement with the U.S. National Park Service. The lodges at Waterton Lakes, Canada, and at East Glacier are not subject to the concession agreement. When this agreement expires in December 2005, Glacier Park will be obligated, if it wants to continue operations, to rebid for the right to retain these concession services. If Glacier Park does not retain these contractual rights, it will receive an amount from the U.S. National Park Service equal to its “possessory interest,” which generally means the value of the structures acquired or constructed, fixtures installed or improvements made to Glacier National Park during the term of this Agreement, based on the reconstruction cost of a new unit of like kind, less depreciation, but not to exceed fair market value. Although we believe that Glacier Park has a preferential right of renewal under applicable federal law (which would allow Glacier Park to retain the business by matching the highest bid offered by any third party), the U.S. National Park Service has taken a contrary position. We expect that the U.S. National Park Service will not recognize Glacier Park’s preferential right of renewal, which may make the concessionaire bidding process more difficult for Glacier Park. If Glacier Park were to lose the concessionaire portion of its business to another bidder, Glacier Park’s results of operations may be adversely affected to the extent of the value of this business over the value of the possessory interest.

Risks Relating to the Separation of MoneyGram from Viad and the Distribution

The historical financial information of MoneyGram and New Viad may not be representative of their results as separate, independent companies.

           Historically, the businesses that comprise each of MoneyGram and New Viad have been able to rely, to some degree, on the earnings, assets and cash flow of each other for capital and cash flow requirements. Accordingly, the historical financial information for MoneyGram and New Viad that we have included in this information statement may not reflect what the results of operations, financial condition and cash flows of MoneyGram and New Viad would have been had each been a separate, independent company during the periods presented. This financial information also may not be indicative of what the results of operations, financial condition and cash flows of MoneyGram or New Viad will be in the future.

           For additional information about the past financial performance and the basis of presentation of the historical financial statements, see “Selected Historical Consolidated Financial and Other Data of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.),” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.),”

“Selected Historical Combined Financial and Other Data of New Viad,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad” and the financial statements and related notes of Viad Corp and New Viad included elsewhere in this information statement.

If the spin-off is determined to be a taxable transaction, New Viad could be subject to material amounts of taxes and you could be subject to tax on the value of the MoneyGram common stock you receive in the distribution.

           Viad has received a favorable private letter ruling from the Internal Revenue Service to the effect that the distribution will be tax-free to Viad and its stockholders for U.S. federal income tax purposes. Although generally binding on the Internal Revenue Service, this letter ruling is subject to certain factual representations and assumptions. If these factual representations and assumptions were incorrect in any material respect, this letter ruling could be retroactively revoked or modified by the Internal Revenue Service. If, notwithstanding the Internal Revenue Service ruling, the spin-off is determined to be a taxable transaction, Viad could be subject to material amounts of taxes and you could be subject to tax on the value of the MoneyGram common stock you receive in the distribution. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

If either Viad or MoneyGram takes actions that cause the distribution to fail to qualify as a tax-free transaction, the party that causes the distribution to be taxable will be required to indemnify the other for any resulting taxes and related losses.

           Viad has received a favorable private letter ruling from the Internal Revenue Service to the effect that the distribution will be tax-free to Viad and its stockholders for U.S. federal income tax purposes. Under the tax sharing agreement between MoneyGram and New Viad, if either New Viad or MoneyGram takes or fails to take any action (or permits any of their respective affiliates to take or fail to take any action) that causes the distribution to be taxable, or if there is an acquisition of the equity securities or assets of either party (or equity securities or assets of any member of that party’s group) that causes the distribution to be taxable, that party will be required to indemnify the other party for any resulting taxes and related losses.

           In the event that the distribution were taxable to New Viad, New Viad would recognize gain equal to the excess, if any, of the fair market value of MoneyGram common stock distributed on the distribution date over Viad’s tax basis in that MoneyGram common stock, and New Viad would have to pay tax on that gain. The amount of tax would be substantial, and the party causing the distribution to be taxable likely would not have sufficient financial resources to operate its business after paying any resulting taxes and related losses.

The ability of MoneyGram and New Viad to engage in financings and acquisitions and other strategic transactions using equity securities is subject to limitations because of the U.S. federal income tax requirements for a tax-free distribution.

           Current tax law generally creates a presumption that the spin-off would be taxable to New Viad (but not to its stockholders) if either MoneyGram or New Viad engages in, or enters into an agreement to engage in, a transaction that would result in a 50 percent or greater change (by vote or by value) in stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the spin-off. Temporary Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, those specific factors listed in the Treasury regulations. In addition, the regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan.

           Each of MoneyGram and New Viad will be subject to restrictions (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the spin-off. These restrictions may prevent MoneyGram and New Viad from entering into transactions that might be advantageous to them, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets by issuing equity securities. Many of MoneyGram’s and New Viad’s competitors are not subject to similar restrictions, and therefore, may have a competitive advantage over MoneyGram and New Viad.

MoneyGram and New Viad could incur significant tax liability if the other party fails to pay the tax liabilities attributable to it under the tax sharing agreement.

           Under U.S. federal income tax laws, New Viad and MoneyGram are severally liable for New Viad’s federal income taxes attributable to the periods prior to or including the taxable year of Viad during which the spin-off occurs. This means that if either New Viad or MoneyGram fails to pay the taxes for which it is responsible under the tax sharing agreement for those periods, the other party may be liable for any part of, including the whole amount of, these liabilities. Although New Viad and MoneyGram have entered into the Tax Sharing Agreement that allocates responsibility for tax liabilities between New Viad and MoneyGram, MoneyGram remains liable if New Viad does not or is unable to pay its taxes. Certain other jurisdictions may have similar rules. For a discussion of the Tax Sharing Agreement, please see “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Tax Sharing Agreement.”

The spin-off may be challenged by creditors as a fraudulent transfer or conveyance.

           If a court in a suit by an unpaid creditor or representative of creditors of New Viad, such as a trustee in bankruptcy, or New Viad, as debtor-in-possession, in a reorganization case under Title 11 of the U.S. Bankruptcy Code, were to find that:

•	the spin-off and the related transactions were undertaken for the purpose of hindering, delaying or defrauding creditors; or

•	New Viad received less than reasonably equivalent value or fair consideration in connection with the spin-off and the transactions related thereto and (1) Viad was insolvent immediately prior to or was rendered insolvent by the spin-off, (2) Viad immediately prior to or as of the effective time of the completion of the spin-off and after giving effect thereto intended or believed that it would be unable to pay its debts as they became due or (3) the capital of Viad immediately prior to or at the effective time of the completion of the spin-off and after giving effect thereto was inadequate to conduct its business;

then that court could determine that the spin-off or the related transactions violated applicable provisions of the U.S. Bankruptcy Code or applicable state fraudulent transfer or conveyance laws. This determination would permit the bankruptcy trustee or debtor-in-possession or unpaid creditors to rescind the spin-off or to require MoneyGram or New Viad, as the case may be, to fund liabilities of the other for the benefit of creditors.

           The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured; or

•	it is generally not paying its debts as they become due.

If the distribution made to effect the spin-off is not a legal dividend, it could be held invalid by a court and harm the financial condition and results of operations of MoneyGram and New Viad.

           The declaration of the distribution of shares of MoneyGram common stock made to effect the spin-off is governed by the Delaware General Corporation Law. Under the Delaware General Corporation Law, there are certain restrictions on when a corporation may distribute its property, including the shares of the common stock of a subsidiary, as a dividend. If the distribution and related transactions, including the merger, are found invalid under Delaware law, a court could seek to have the transactions rescinded. The resulting complications, costs and expenses could harm the financial condition of MoneyGram and New Viad.

After the spin-off, most of the management and directors of MoneyGram and New Viad may have conflicts of interest because of their ownership of both MoneyGram and New Viad common stock.

           After the spin-off, most of the management and directors of MoneyGram and New Viad will own shares of both MoneyGram common stock and New Viad common stock because of their prior relationship with Viad. This ownership could create, or appear to create, potential conflicts of interest when MoneyGram’s and New Viad’s directors and executive officers are faced with decisions that could have different implications for MoneyGram and New Viad. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between New Viad and MoneyGram regarding terms of the agreements governing the spin-off and the relationship between Viad and MoneyGram thereafter, including the separation and distribution agreement, the employee benefits agreement, the tax sharing agreement or the interim services agreement. Potential conflicts of interest could also arise if MoneyGram and New Viad entered into any commercial dealings in the future.

      In addition, Robert H. Bohannon will serve as Chairman of the Board of Directors of both New Viad and MoneyGram and will continue to be President and Chief Executive Officer of New Viad. The fact that Mr. Bohannon holds positions with both MoneyGram and New Viad could create, or appear to create, potential conflicts of interest for Mr. Bohannon when faced with decisions such as those described above. Mr. Bohannon may also face conflicts with regard to the allocation of his time between MoneyGram and New Viad.

Risks Relating to the Securities Markets and Ownership of MoneyGram or New Viad Common Stock

Provisions of the charter documents of MoneyGram and New Viad and Delaware law may delay or prevent a change in control that you may favor.

           Provisions of the certificate of incorporation and bylaws of each of MoneyGram and New Viad and Delaware law may delay or prevent a change of control of MoneyGram or New Viad that you may consider favorable. These provisions include the following:

•	no cumulative voting by stockholders for directors;

•	a classified board of directors with three-year staggered terms;

•	the ability of the board of directors to set the size of the board of directors, to create new directorships and to fill vacancies;

•	the ability of the board of directors, without stockholder approval, to issue preferred stock, which may have rights and preferences that are superior to common stock;

•	the ability of the board of directors to amend the bylaws;

•	the prohibition of stockholder action by written consent;

•	the inability of stockholders to call a special meeting;

•	advance notice requirements for stockholder proposals and for nominating candidates to the board of directors, which generally require that stockholder proposals and nominations be provided to us between 90 and 120 days before the anniversary of our last annual meeting in order to be properly brought before a stockholder meeting;

•	a stockholder rights plan, which discourages the unauthorized acquisition of 20 percent or more of the outstanding common stock or an unauthorized exchange or tender offer; and

•	the requirement that certain business combinations with an “interested stockholder” (defined as a holder of ten percent or more of the outstanding voting stock) must be approved by holders of 66 2/3 percent of the voting power of shares not owned by the interested stockholder, unless the business combination is approved by certain “continuing directors” (as defined in our certificate of incorporation) or meets certain requirements regarding price and procedure.

In addition, Section 203 of the Delaware General Corporation Law could have the anti-takeover effects described under “Description of Capital Stock of MoneyGram — Section 203 of the Delaware General Corporation Law”

and “Description of Capital Stock of New Viad — Section 203 of the Delaware General Corporation Law.” Please see “Description of Capital Stock of MoneyGram” and “Description of Capital Stock of New Viad” for a more detailed description of these agreements and provisions.

The combined value of MoneyGram common stock and New Viad common stock after the spin-off may not equal or exceed the pre-spin-off value of Viad common stock.

           We cannot determine the trading value of MoneyGram common stock or New Viad common stock after the spin-off. The combined trading value of MoneyGram and New Viad common stock after the spin-off may not be equal to or exceed the pre-spin-off value of Viad common stock, taking into account the proposed reverse stock split of New Viad common stock that, if approved by Viad stockholders and effected by New Viad, would be effective following the spin-off.

The securities of MoneyGram and New Viad, as separate companies, have no prior market. This may result in fluctuations in stock prices, which may harm each company’s ability to raise capital.

           The common stock of MoneyGram and New Viad, as separate companies, has not been publicly traded, and an active trading market may not develop or be sustained after the completion of the spin-off. Until the market has fully evaluated the businesses of MoneyGram and New Viad, the trading prices of MoneyGram and New Viad common stock may fluctuate significantly. The market price of MoneyGram and New Viad common stock could be subject to significant fluctuations after the spin-off due to factors such as:

•	actual or anticipated fluctuations in results of operations;

•	failure to be covered by securities analysts, or failure to meet securities analysts’ expectations;

•	success of operating strategies;

•	realization of any of the risks described in this section;

•	in the case of MoneyGram, decline in the stock prices of peer companies; and

•	in the case of New Viad, the absence of comparable public companies in the markets of New Viad’s primary businesses.

           Substantially all of the shares of MoneyGram common stock that will be issued in the distribution will be eligible for immediate resale in the public market, except for shares of MoneyGram common stock held by affiliates of MoneyGram under the rules of the Securities Act of 1933, as amended. We believe that approximately 2,593,480 shares of MoneyGram common stock will be held by affiliates. The shares held by affiliates may only be sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions provided by Sections 4(1) or 4(2) of the Securities Act or Rule 144 thereunder. Rule 144, as currently in effect, generally provides that an affiliate who has held shares of MoneyGram common stock (or the shares of Viad common stock that such shares were issued in respect of) for one year or has held the shares of Viad, may sell such shares in broker’s transactions, subject to quarterly volume limitations. A significant redistribution of MoneyGram common stock could occur in the public markets during the first weeks or months that MoneyGram common stock is traded because of the differing objectives and strategies of investors that acquire these shares in the distribution.

           In addition, following the spin-off, New Viad is likely to be removed from the S&P Mid-Cap 400 index and will have a substantially smaller market capitalization. Because of these facts, there is likely to be a substantial shift in the makeup of New Viad’s stockholder base. As this shift occurs, there are likely to be significant fluctuations in the prices at which Viad common stock trades.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      Some of the statements made by MoneyGram and New Viad in this information statement under “Summary,” “Risk Factors,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Viad Corp,” “Business of MoneyGram,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation of New Viad,” “Business of New Viad” and elsewhere in this information statement are not statements of historical fact and constitute forward-looking statements. These forward-looking statements are based on management’s current estimates, projections, views and assumptions regarding future events, future business conditions and the outlook for MoneyGram and New Viad based on currently available information.

      Forward-looking statements include statements concerning or based on:

•	MoneyGram’s and New Viad’s possible or assumed future results of operations and operating cash flows;

•	MoneyGram’s and New Viad’s business strategies and investment policies;

•	MoneyGram’s and New Viad’s financing plans and the availability of short-term borrowing;

•	MoneyGram’s and New Viad’s competitive position;

•	potential growth opportunities available to MoneyGram and New Viad;

•	MoneyGram’s and New Viad’s potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts;

•	changes in interest and tax rates;

•	benefits to MoneyGram and New Viad resulting from the effects of the spin-off or reverse stock split;

•	effects of competition on MoneyGram and New Viad; and

•	effects of future legislation and regulation on MoneyGram and New Viad.

Forward-looking statements can be identified by forward-looking terminology such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “predict,” “potential,” “is confident that,” “will likely result,” “continue,” “may,” “will,” “should” or similar expressions or the negative of these terms or similar expressions.

      Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in or implied by forward-looking statements. For example, any of the risks discussed under “Risk Factors” could cause the results of MoneyGram or New Viad to be materially different from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. Both MoneyGram and New Viad wish to caution readers not to rely on any of these forward-looking statements, which speak only as of the date of this information statement. Neither MoneyGram nor New Viad has any intention or obligation to update forward-looking statements after the date of this information statement, whether as a result of new information, future developments or otherwise.

THE SPIN-OFF

Background of the Spin-Off

      On July 24, 2003, Viad announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts the global payment services business, will become a subsidiary of Viad’s newly formed, wholly-owned subsidiary, MoneyGram, and Viad’s board of directors will declare a dividend on Viad common stock consisting of the approximately 88,555,999 shares of MoneyGram common stock that Viad will own on the distribution date. These shares of MoneyGram common stock will represent all of the outstanding MoneyGram common stock on that date. The dividend will be paid at 11:59 p.m., New York City time, on June 30, 2004, in the amount of one share of MoneyGram common stock for each outstanding share of Viad common stock as described below.

      Please note that you will not be required to pay any cash or other consideration for the shares of MoneyGram common stock distributed to you or to surrender or exchange your shares of Viad common stock to receive the dividend of MoneyGram common stock. You will continue to own your shares of Viad common stock, and, if you were a Viad stockholder on the record date for the distribution, you will also receive shares of MoneyGram common stock. The distribution will not otherwise change the number of, or the preferred share purchase rights associated with, outstanding shares of Viad common stock.

Reasons for the Spin-Off

      Viad and MoneyGram believe that the key benefits of the spin-off include:

•	Direct access to capital markets. As an independent public company, MoneyGram will be able to directly access the capital markets, and issue equity and debt more easily and on more favorable terms in order to finance expansion, growth opportunities and debt repayment.

•	Greater strategic focus. MoneyGram and New Viad each expects to have a sharper focus on its businesses and growth opportunities as a result of their respective boards of directors and management teams concentrating only on their core businesses. MoneyGram and New Viad believe that each will be able to make decisions more quickly, deploy resources more rapidly and efficiently, and operate with more agility than when all of their businesses were part of a larger organization. Further, the separation of MoneyGram from Viad will eliminate any competition for capital among Viad’s various businesses, which MoneyGram and New Viad believe will enhance the businesses’ opportunities for growth.

•	Increased ability to attract, retain and motivate employees. MoneyGram and New Viad believe that incentive compensation arrangements for key employees, directly related to the market performance of their respective common stock, will provide enhanced incentives for performance. The separation will enable each of MoneyGram and New Viad to offer its key employees compensation directly linked to the performance of its business, which they expect to enhance their ability to attract, retain and motivate qualified personnel.

•	Improved ability to undertake acquisitions. After the completion of the spin-off, MoneyGram will be a “pure-play” payment services company. MoneyGram expects that having a more focused equity currency will improve its ability to pursue strategic initiatives, including acquisitions, joint ventures and investments.

•	Better understanding of businesses. The businesses of each of MoneyGram and New Viad will be more easily understood by investors, rating agencies, clearing banks and others after the completion of the spin-off.

Conditions to the Spin-Off

      Viad may decide not to complete the distribution if, at any time prior to the distribution, Viad’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Viad or its stockholders. In addition, Viad’s intention to complete the distribution is contingent on the satisfaction of the conditions described below, any of which (other than those set forth in the first, fifth and sixth bullet points below) may be waived by Viad:

•	the merger of Travelers Express Company, Inc. and a subsidiary of MoneyGram International, Inc. must have become effective;

•	any material governmental consents and authorizations necessary for the distribution must have been obtained, without any conditions that would have a material adverse effect on MoneyGram or Viad;

•	all statutory requirements for the consummation of the distribution must have been satisfied;

•	the consummation of the distribution must not conflict with or require any consent under any material contract of Viad or MoneyGram and no legal constraint prevents the consummation of the distribution;

•	the distribution must be payable in accordance with applicable law;

•	no injunction or court order and no law or regulation shall be in effect preventing the completion of the distribution;

•	Viad and MoneyGram must have in place new credit agreements that are acceptable to their respective boards of directors, and the employee benefits agreements, the interim services agreements and the tax sharing agreement must be in effect;

•	there shall not have occurred any material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of MoneyGram or New Viad, including among other things, any such effect resulting from or arising in connection with any terrorist attacks or the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any similar calamity or crises, or any event or circumstances that could reasonably be expected to have an adverse effect on the ruling that Viad received from the Internal Revenue Service that the distribution will qualify as a tax-free distribution for federal income tax purposes; and

•	indications received from the relevant ratings agencies with respect to the expected investment grade long-term credit rating for MoneyGram must not have been revoked or adversely revised.

The Number of MoneyGram Shares You Will Receive

      For each share of Viad common stock that you owned at 5:00 p.m., New York City time, on June 24, 2004, the record date, you will receive one share of MoneyGram common stock, together with the attached preferred share purchase right. Because you will receive one share of MoneyGram common stock for each share of Viad common stock that you hold, Viad will not need to issue or pay cash in lieu of any fractional shares of MoneyGram common stock. It is important to note that if you sell your shares of Viad common stock between the record date and the distribution date in the “regular way” market, you will be selling your right to receive the share dividend in the distribution. See “— Trading between the Record Date and Distribution Date.”

Results of the Spin-Off

      After the completion of the spin-off, MoneyGram and New Viad will be separate, independent, public companies. Immediately following the completion of the spin-off, there will be approximately 22,353 record holders of shares of MoneyGram common stock, based on the number of record holders of Viad common stock on June 15, 2004, and approximately 88,555,999 shares of MoneyGram common stock outstanding. There will also be options outstanding to purchase MoneyGram common stock as described in “— Treatment of Employee Stock Options.”

      MoneyGram and Viad will be parties to a number of agreements that govern MoneyGram’s separation from Viad and their future relationship. Under these agreements, among other things:

•	assets, personnel and liabilities currently associated with Viad’s global funds transfer and payment systems business and other specified assets and liabilities will be allocated to MoneyGram, while all other assets, personnel and liabilities will be allocated to New Viad;

•	MoneyGram will indemnify New Viad against liabilities related to MoneyGram’s business and other specified liabilities and New Viad will indemnify MoneyGram against liabilities related to New Viad’s business;

•	employees, employee benefit plans and associated liabilities and related assets will be allocated between MoneyGram and Viad, with Viad generally remaining responsible for compensation and benefit liabilities for employees and former employees assigned to it, and MoneyGram being responsible for compensation and benefit liabilities for employees and former employees assigned to it and specified liabilities relating to Viad employees and former employees (except that MoneyGram will assume specified liabilities relating to employees and former employees of Viad under its primary defined benefit pension plan, supplemental executive retirement plans and specified executive medical benefits); and

•	federal, state, local and foreign tax liabilities for all periods through the spin-off will be allocated between Viad and MoneyGram, with MoneyGram being liable for all federal, state, local and foreign tax liabilities, including any such liabilities resulting from the audit of or other adjustment to previously filed tax returns, that are attributable to the business of MoneyGram for all periods through the spin-off, and Viad being responsible for all other of these taxes through the spin-off.

      For further information on the effects of the spin-off on MoneyGram and New Viad, see “Relationship between New Viad and MoneyGram.”

      In connection with the spin-off, Viad will repay all or a portion of its outstanding commercial paper (or similar indebtedness), of which it currently has approximately $170 million outstanding, with amounts received from MoneyGram or Travelers Express Company, Inc. prior to the spin-off. Additionally, Viad has repurchased a substantial majority of its outstanding subordinated debt and medium-term notes, for an aggregate amount of approximately $52.6 million (which includes a tender premium), and has paid $9.0 million to retire industrial revenue bonds for which it is responsible. In addition, Viad intends to redeem its outstanding preferred stock at an aggregate redemption price of $23.7 million. Viad will fund the preferred stock redemption, as well as the repayment of any commercial paper not funded with amounts received from MoneyGram, with cash on hand. See “Relationship between New Viad and MoneyGram — The Separation.”

      The spin-off will not affect the number of outstanding shares of Viad common stock or any rights of Viad stockholders; however, the number of outstanding shares of Viad common stock will change if the reverse stock split is completed. See “— Reverse Stock Split.”

Material U.S. Federal Income Tax Consequences of the Spin-Off

      The following discussion summarizes the material U.S. federal income tax consequences of the spin-off. This discussion is based on the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities as of the date of this information statement, all of which are subject to change (possibly with retroactive effect).

      The following discussion is limited to holders of Viad common stock that are U.S. persons for federal income tax purposes and may not describe all of the tax consequences that may be relevant to a holder in light of his or her particular circumstances or to holders subject to special rules. In addition, this summary is limited to holders that hold their Viad common stock as a capital asset. This summary may not be applicable to stockholders that received their Viad common stock pursuant to the exercise of employee stock options, or otherwise as compensation. Accordingly, each stockholder should consult his or her tax advisor as to the particular consequences of the spin-off of MoneyGram common stock to that stockholder, including the application of U.S. state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences described in this information statement.

      Viad has received a favorable private letter ruling from the Internal Revenue Service confirming, among other things, that the spin-off will qualify as tax-free to Viad and its stockholders under Section 355 of the Code and related provisions. Although the rulings relating to the qualification of the spin-off as a tax-free transaction are generally binding on the Internal Revenue Service, the continuing validity of the rulings is subject to factual representations and assumptions. Neither Viad nor MoneyGram is aware of any facts or circumstances that would cause these representations and assumptions to be untrue in any material respect. If the Internal Revenue Service subsequently held the spin-off to be taxable, the consequences described below would not apply and both Viad and holders of Viad common stock that received shares of MoneyGram common stock in the spin-off could be subject to tax. In this case, MoneyGram may have to indemnify New Viad, and New Viad may have to indemnify MoneyGram, for some or all of the resulting taxes and related losses.

      For U.S. federal income tax purposes the principal U.S. federal income tax consequences of the spin-off will be as follows:

•	no gain or loss will be recognized by, and no amount will be included in the income of, Viad upon the spin-off other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Viad common stock as a result of the receipt of shares of MoneyGram common stock in the spin-off;

•	a holder of Viad common stock will apportion the tax basis for that holder’s Viad common stock on which MoneyGram stock is distributed between Viad common stock and MoneyGram common stock received in the spin- off in proportion to the relative fair market values of Viad common stock and MoneyGram common stock on the date of the spin-off; and

•	the holding period of the shares of MoneyGram common stock received by a holder of Viad common stock in the spin-off will include the period during which such holder held the Viad common stock on which MoneyGram common stock is distributed.

      Current Treasury regulations require each Viad stockholder that receives MoneyGram common stock pursuant to the spin-off to attach to his or her U.S. federal income tax return, for the year in which the spin-off occurs, a detailed statement setting forth data as may be appropriate in order to show the applicability to the spin-off of Section 355 of the Code. Viad will provide appropriate information to each holder of record of Viad common stock as of the record date.

Listing and Trading of MoneyGram and Viad Common Stock

      Viad presently owns all of the outstanding shares of MoneyGram common stock. No trading prices are available with respect to these shares. Neither MoneyGram nor Viad can assure you as to the trading price of MoneyGram or New Viad common stock after the spin-off or as to whether their initial combined price will be higher or lower than the price of Viad common stock prior to the spin-off. See “Risk Factors — Risks Relating to the Securities Markets and Ownership of MoneyGram or New Viad Common Stock.”

      MoneyGram common stock has been approved for listing, subject to issuance, on the New York Stock Exchange, Inc. under the symbol “MGI.”

      The shares of MoneyGram common stock distributed to Viad stockholders will be freely transferable, except for shares received by persons that may have a special relationship or affiliation with MoneyGram. Persons that may be considered our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with MoneyGram. This may include some or all of the officers and directors of MoneyGram. Affiliates of MoneyGram will be permitted to sell their shares of MoneyGram common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Sections 4(1) or 4(2) of the Securities Act or Rule 144 thereunder.

      New Viad common stock will continue to trade on the New York Stock Exchange, Inc. under the symbol “VVI.”

Trading between the Record Date and Distribution Date

      Between the record date and the distribution date, Viad expects that there will be two markets in Viad common stock: a regular way market and an ex-dividend market. Shares of Viad common stock that trade on the regular way market will trade with an entitlement to shares of MoneyGram common stock distributed in the distribution. Shares that trade on the ex-dividend market will trade without an entitlement to shares of MoneyGram common stock distributed in the distribution. Therefore, if you owned shares of Viad common stock at 5:00 p.m., New York City time, on the record date and sell those shares on the regular way market prior to the distribution date, you will also be trading the shares of MoneyGram common stock that would have been distributed to you in the distribution. If you sell those shares of Viad common stock on the ex-dividend market prior to the distribution date, you will still receive the shares of MoneyGram common stock that were to be distributed to you pursuant to your ownership of the shares of Viad common stock. If the spin-off does not occur, all ex-dividend trading will be null and void. If ex-dividend trading occurs, the listing of Viad common stock will be under the symbol “VVI” accompanied by the letters “wi.”

      Between the record date and the distribution date, a when-issued trading market in MoneyGram common stock may develop. The when-issued trading market will be a market for shares of MoneyGram common stock that will be distributed to Viad stockholders on the distribution date. If you owned shares of Viad common stock at 5:00 p.m., New York City time, on the record date, then you are entitled to shares of MoneyGram common stock distributed pursuant to the distribution. You may trade this entitlement to shares of MoneyGram common stock, without the shares of Viad common stock you own, on the when-issued trading market. On the first trading day following the distribution date, when issued trading with respect to MoneyGram common stock will end and regular way trading will begin. If when-issued trading occurs, the listing for MoneyGram common stock will be under the trading symbol “MGI” accompanied by the letters “wi.” If the spin-off does not occur, all when-issued trading will be null and void.

When and How You Will Receive the Dividend

      Viad will pay the dividend on June 30, 2004, by releasing its shares of MoneyGram common stock, together with the attached preferred share purchase rights, to be distributed in the distribution to Wells Fargo Shareowner Services, our transfer agent. As part of the distribution, MoneyGram will be adopting a book-entry share transfer and registration system for MoneyGram common stock. Instead of receiving physical share certificates, registered holders of Viad common stock entitled to the distribution will have their shares of MoneyGram common stock distributed on the distribution date credited to book-entry accounts established for them by the transfer agent. The transfer agent will mail an account statement to each registered holder stating the number of shares of MoneyGram common stock credited to the holder’s account. After the distribution, you may request:

•	a transfer of all or a portion of your shares of MoneyGram common stock to a brokerage or other account; and

•	receipt of one or more physical share certificates representing your shares of MoneyGram common stock.

      For those holders of Viad common stock that hold their shares through a broker, bank or other nominee, the transfer agent will credit the shares of MoneyGram common stock to the accounts of those nominees that are registered holders, that, in turn, will credit their customers’ accounts with MoneyGram common stock. MoneyGram and Viad anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with MoneyGram common stock within three to eight days of the distribution date.

Treatment of Employee Stock Options

      In order to ensure that the rights of holders of Viad options are neither enlarged nor diluted as a result of the distribution, Viad and MoneyGram have agreed that all outstanding options will be subject to an anti-dilution adjustment, in accordance with the shareholder-approved Viad plans under which they were granted. The adjustment, which is described in more detail in the next paragraph, calls for each holder of a Viad option to receive a MoneyGram option, while retaining an adjusted Viad option. The number of shares covered by, and the exercise price of, the MoneyGram option and the adjusted Viad option will be determined so as to ensure that the combined intrinsic economic value of the two options immediately after the distribution will be equal to the combined intrinsic economic value of the Viad option immediately before the distribution. This anti-dilution adjustment is designed so as not to be treated as a “new grant” or “repricing” of options under generally accepted accounting principles and the New York Stock Exchange’s listing standards and is not subject to any stockholder approval.

      As of the distribution date, each Viad option that immediately prior to the distribution date is outstanding and not exercised will be adjusted to consist of two options: (1) an option to purchase shares of Viad common stock and (2) an option to purchase shares of MoneyGram common stock. The exercise price of the Viad stock option will be adjusted by multiplying the exercise price of the old stock option by a fraction, the numerator of which is the closing price of a share of Viad common stock on the first trading day after the distribution date (divided by four to reflect the reverse stock split) and the denominator of which is that price plus the closing price of a share of MoneyGram common stock on the first trading day after the distribution date. The exercise price of the MoneyGram stock option will equal the exercise price of the old stock option times a fraction, the numerator of which is the closing price of a share of MoneyGram common stock on the first trading day after the distribution date and the denominator of which is that price plus the closing price of a share of Viad common stock on the first trading day after the distribution date (divided by four to reflect the reverse stock split). These MoneyGram options will be considered to have been issued under MoneyGram’s Omnibus Incentive Plan. See “Management of MoneyGram — Omnibus Incentive Plan.”

      See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

Reverse Stock Split

      Viad received approval of its stockholders at its 2004 annual meeting of stockholders for a one-for-four reverse stock split of Viad common stock. The reverse stock split will be effective immediately following the spin-off. In the reverse stock split, you will receive one share of Viad common stock for each four shares of Viad common stock that you hold at that time. Information concerning the reverse stock split is contained in the proxy statement provided to you in connection with Viad’s 2004 annual meeting. You do not need to take any action at this time in connection with the reverse stock split.

      In connection with the reverse stock split, Viad will send you a letter of transmittal after the reverse stock split becomes effective instructing you to mail your certificates representing shares of New Viad common stock to New Viad’s transfer agent. You should send these stock certificates only after you have received that letter of transmittal.

      Employee stock options to acquire Viad stock will be subject to an anti-dilution adjustment to reflect the reverse stock split, in accordance with the shareholder-approved Viad plans under which they were granted. This adjustment will be made after completing the adjustment described above under “Treatment of Employee Stock Options.” The number of shares subject to each Viad stock option will be divided by four, and the per-share exercise price subject to each Viad stock option will be multiplied by four. As a result, the intrinsic economic value of the Viad stock option will remain the same immediately after the reverse stock split as it was immediately before the reverse stock split.

DIVIDEND POLICY OF MONEYGRAM

      In 2003, Viad paid a quarterly dividend of $0.09 per share of Viad common stock. MoneyGram has not yet determined whether it will pay dividends on MoneyGram common stock following the spin-off (and if so, the amount thereof), and MoneyGram may determine not to pay any dividends on MoneyGram common stock following the spin-off. Any future determination to pay dividends on MoneyGram common stock will be at the discretion of MoneyGram’s board of directors and will depend on MoneyGram’s financial condition, results of operations, cash requirements, prospects and such other factors as MoneyGram’s board of directors may deem relevant.

CAPITALIZATION OF VIAD CORP

(Accounting Predecessor to MoneyGram International, Inc.)

      The following table sets forth the unaudited historical capitalization of Viad Corp (accounting predecessor to MoneyGram International, Inc.) at March 31, 2004, and unaudited pro forma capitalization of MoneyGram International, Inc. (accounting successor to Viad Corp) at March 31, 2004, after giving effect to the anticipated preferred stock redemption, the debt refinancing and the spin-off and related transactions, each as if they occurred on that date. For an explanation of the spin-off and related transactions between MoneyGram and Viad, see “Unaudited Pro Forma Consolidated Financial Information of MoneyGram International, Inc. (Accounting Successor to Viad Corp).”

      This table should be read in conjunction with Viad Corp’s consolidated financial statements and related notes, the “Unaudited Pro Forma Consolidated Financial Information of MoneyGram International, Inc. (Accounting Successor to Viad)” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.)”

	March 31, 2004

	Historical	Pro Forma

	(in thousands, except share data)
Current portion of long-term debt	$40,595	$266

Long-term debt:
Long-term debt, less current portion	$211,953	$150,505	(1)

$4.75 Preferred stock subject to mandatory redemption, call price of $101, 234,983 shares outstanding historical and none pro forma	6,741	—	(1)

Stockholders’ equity:
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 issued historical and $0.01 par value, 250,000,000 shares authorized, 88,569,892 issued and outstanding pro forma	149,610	886	(2)
Additional capital	214,148	53,970	(2)
Retained income	897,178	474,142	(1)(2)
Unearned employee benefits and other	(54,099)	(32,627	)(2)
Accumulated other comprehensive income (loss):
Unrealized gain on available-for-sale securities	136,298	135,847	(2)
Unrealized loss on derivative financial instruments	(109,464)	(109,464	)(2)
Cumulative foreign currency translation adjustments	11,877	4,128	(2)
Minimum pension liability adjustment	(42,749)	(38,536	)(2)
Common stock in treasury, at cost, 11,170,033 shares historical and none pro forma	(287,430)	—	(3)

Total Stockholders’ equity	915,369	488,346

Total Capitalization	$1,134,063	$638,851

(1)	The pro forma capitalization of MoneyGram International, Inc. assumes that at March 31, 2004:

•	MoneyGram International, Inc. obtained bank credit facilities of $350.0 million, drew $150.0 million on these facilities and paid that amount to Viad Corp, and Viad Corp used such $150 million to repay all or a portion of its commercial paper as described below.

•	Viad Corp repaid its commercial paper of $170.0 million, repurchased a substantial portion of its medium-term notes and subordinated debentures with a total carrying amount of $49.1 million, retired industrial revenue bonds of $9.0 million and redeemed its outstanding preferred stock at an aggregate call price of $23.7 million. The total cash used related to the debt repayment and preferred stock redemption is assumed to be $255.4 million, of which $150.0 million is assumed to be provided by MoneyGram’s borrowings under its new bank facilities described above and $105.4 million is assumed to come from cash on hand (including funds received by Viad from Travelers Express Company, Inc.).

•	New Viad has assumed medium-term notes and subordinated debentures of Viad Corp in the aggregate amount of $4.4 million subsequent to the spin-off.

•	An aggregate loss of $20.5 million was recorded in connection with the early retirement of debt and the redemption of preferred stock.

(2)	The pro forma capitalization at March 31, 2004 also reflects the following:

•	The net assets of New Viad are assumed to be distributed as a dividend at historical cost.

•	An aggregate loss of $20.5 million is assumed to be recorded in connection with the early retirement of debt and the redemption of preferred stock.

•	The elimination of treasury stock described in note (3) below.

•	One-time pre-tax expenses of $4.0 million were incurred in order to complete the spin-off.

•	The allocation of the employee equity trust between MoneyGram International, Inc. and Viad Corp as contemplated by the Employee Benefits Agreement.

•	The change in the par value of MoneyGram common stock from $1.50 per share to $0.01 per share.

(3)	The pro forma capitalization at March 31, 2004 reflects the elimination of Viad treasury stock, which shares will be treasury shares of New Viad.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF

MONEYGRAM INTERNATIONAL, INC.
(Accounting Successor to Viad Corp)

      On July 24, 2003, Viad Corp announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly-owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock.

      In connection with the spin-off, Viad Corp, MoneyGram International, Inc. and Travelers Express Company, Inc. will engage in the following transactions:

•	A newly formed, wholly-owned subsidiary of MoneyGram will be merged with and into Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business and is a wholly-owned subsidiary of Viad Corp. As a result of the merger, Travelers Express Company, Inc. will become a wholly-owned subsidiary of MoneyGram International, Inc.

•	Prior to the merger, each of Viad Corp and MoneyGram International, Inc. expect to enter into new credit agreements, as described under “Financing Arrangements of MoneyGram” and “Financing Arrangements of New Viad.” Immediately prior to the spin-off, MoneyGram International, Inc. expects to borrow $150 million under its new credit agreement.

•	In connection with the merger, MoneyGram International, Inc. will pay $150 million to Viad Corp. MoneyGram International, Inc. will fund this payment with the borrowing under its new credit agreement. Viad Corp will use all of the proceeds of this cash payment to repay all or a portion of its outstanding commercial paper (or other similar indebtedness). Viad Corp currently has approximately $170 million of commercial paper outstanding.

•	In June 2004, Viad Corp repurchased a substantial majority of its outstanding subordinated debentures and medium-term notes, for an aggregate amount of approximately $52.6 million (which includes a tender premium). In April 2004, Viad Corp paid $9.0 million to retire certain industrial revenue bonds for which it was responsible. In addition, prior to the merger, Viad Corp expects to redeem its outstanding preferred stock (carrying value of $6.7 million) at an aggregate redemption price of $23.7 million. Viad Corp will fund the preferred stock redemption, as well as the repayment of any commercial paper in excess of the $150 million described above, with cash on hand (including funds received from Travelers Express Company, Inc. prior to the merger). The total amount of cash required to fund the repayment of commercial paper and preferred stock redemptions and paid in the debt retirement described above is expected to be approximately $255.4 million. Viad Corp expects to record an aggregate pre-tax loss on the debt retirement and preferred stock redemption of $20.5 million at the time that such transactions occur. Following the spin-off, this loss would be reflected on the financial statements of MoneyGram, as the accounting successor to Viad Corp.

•	Pursuant to the employee benefits agreement, MoneyGram International, Inc. and Travelers Express Company, Inc. will assume certain employee benefits liabilities of Viad Corp, and in connection with the assumption of certain liabilities, Viad Corp will transfer certain related assets to Travelers Express Company, Inc. In connection with the distribution, Viad Corp will pay out deferred compensation to its current and former corporate employees and current and former employees of its former subsidiaries in the aggregate amount of approximately $7.2 million. In connection with the transactions contemplated by the Employee Benefits Agreement, the unaudited pro forma consolidated balance sheet of MoneyGram International, Inc. (accounting successor to Viad Corp) reflects the transfer to a trust established by MoneyGram International, Inc. of shares of MoneyGram common stock that will be distributed in the spin-off with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, which will be used to provide employee benefits to employees of MoneyGram International, Inc.

•	Pursuant to the tax sharing agreement, a tax sharing payment of approximately $35.5 million was made on April 1, 2004 by Travelers Express Company, Inc. to Viad Corp in respect of alternative minimum tax credits and general business tax credits.

•	We expect that Viad Corp will incur pre-tax expenses of up to approximately $18 million, primarily related to investment banking, legal and accounting fees, in order to complete the spin-off and related transactions. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad.

•	We expect that prior to the merger, Travelers Express Company, Inc., will pay a cash dividend to Viad Corp in the amount of the net income of Travelers Express Company, Inc. in 2004 to the date of the spin-off, less the amount of dividends already paid in respect of such net income (other than the $7.25 million dividend described below). Travelers Express Company, Inc. expects the amount of the dividend to be approximately $23 million. However, we do not know how Travelers Express Company, Inc.’s business will perform to the date of the spin-off. This dividend is in addition to a $7.25 million dividend Travelers Express Company, Inc. has paid Viad Corp in connection with Viad’s payment of certain deferred compensation liabilities, which amount Viad will use to pay its creditors.

      The transactions described above related to the transfer of employee benefit plan liabilities and related assets and the tax sharing payment are included in New Viad’s historical combined financial statements because these items will be allocated as described pursuant to the employee benefits agreement and the tax sharing agreement. As such, no further pro forma adjustments (except as noted) were made to the unaudited consolidated financial information of MoneyGram International, Inc. (accounting successor to Viad Corp) or the unaudited combined financial information of New Viad related to these items. All other items are reflected in the “pro forma adjustments — other” column in the pro forma unaudited consolidated (combined) financial information, as applicable.

      At the time of the spin-off, the business of MoneyGram International, Inc. will consist solely of the business of Viad Corp’s current Payment Services operations. The continuing business of Viad Corp will consist solely of the businesses of the convention and event services, exhibit design and construction, and travel and recreation services operations including Viad Corp’s centralized corporate functions. The allocation of historical assets, liabilities, revenues and expenses between MoneyGram International, Inc. and New Viad is based on the legal ownership of such items as stipulated in the separation and distribution agreement. In general, the net assets of MoneyGram International, Inc. reflect those net assets historically reported by Viad in the Payment Services segment, adjusted for the effects of the tax sharing and employee benefit transfer transactions described above. Similarly, the revenues and expenses of MoneyGram International, Inc. reflect those specific to the payment services operations, also adjusted for the effects of the above transactions. The expenses of MoneyGram International, Inc. include allocated corporate overhead expenses which are directly attributable to and incurred on behalf of the Payment Services business. In addition, for historical financial reporting purposes, the revenues and expenses of MoneyGram International, Inc. also include interest income, interest expense and the indirect corporate overhead expenses of Viad Corp, in accordance with the “reverse spin-off” accounting treatment described below. Following the spin-off, New Viad, as opposed to MoneyGram International, Inc., will be responsible for the indirect corporate overhead expenses currently incurred by Viad Corp and included in the historical financial statements of MoneyGram International, Inc. The allocation of income tax expense between MoneyGram International, Inc. and New Viad is based on the actual historical tax expense of each stand-alone entity (MoneyGram International, Inc. has historically had a significantly lower effective tax rate as compared to New Viad due to tax-exempt investment income generated by MoneyGram’s operations). All other assets, liabilities, revenues and expenses are allocated to the businesses comprising New Viad.

      Notwithstanding the legal form of the spin-off, due to the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity and treated as the accounting successor to Viad Corp for financial reporting purposes in accordance with the EITF No. 02-11. The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (APB) Opinion No. 29, “Accounting for Non-Monetary Transactions (APB No. 29).” Accordingly, the spin-off will be accounted for based upon the recorded amounts of the New Viad assets to be divested. MoneyGram International, Inc. will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad after reduction, if appropriate, for any indicated impairment of value. Management currently believes there is no indicated impairment of value of the net assets of New Viad. Furthermore, when the spin-off transaction occurs, MoneyGram International, Inc. will report the historical results of operations (subject to adjustments related to the indirect overhead expenses of Viad Corp) of New Viad in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      The following unaudited pro forma consolidated statements of income for the three months ended March 31, 2004 and for the year ended December 31, 2003 and the unaudited pro forma consolidated balance sheet at March 31, 2004 present the consolidated results of operations and financial position of MoneyGram International, Inc. (accounting successor to Viad Corp) assuming that the preferred stock redemption, debt refinancing and the transactions contemplated in connection with the spin-off had been completed as of the beginning of 2004 with respect to the unaudited pro forma consolidated statement of income for the three months ended March 31, 2004, at the beginning of 2003 with respect to the unaudited pro forma consolidated statement of income for the year ended December 31, 2003, and at March 31, 2004 with respect to the unaudited pro forma consolidated balance sheet at March 31, 2004. The unaudited pro forma statements of income for the years ended December 31, 2002 and 2001 reflect the financial statements of MoneyGram International, Inc. giving effect to the recording of the spin-off transaction only as of the beginning of 2002 and 2001, respectively, and represent the historical results of operations to be reported by MoneyGram International Inc. subsequent to the spin-off. In the opinion of management, except as described above and below, the following unaudited pro forma financial statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated by the spin-off on the historical financial information of MoneyGram International, Inc. The adjustments are described in the notes to the pro forma consolidated financial information.

      The unaudited pro forma consolidated statements of income only disclose income from continuing operations and related per share data, and do not include the effects of discontinued operations and changes in accounting principles if historically reported by Viad Corp in a particular period. Net income and related per share data is presented for periods in which discontinued operations or changes in accounting principles were not previously reported. Furthermore, the unaudited pro forma consolidated statements of income include only those adjustments directly attributable to the preferred stock redemption, debt refinancing, and transactions that are expected to have a continuing impact on MoneyGram International, Inc. and do not include material nonrecurring charges directly attributable to the spin-off and related transactions. These nonrecurring charges include the currently estimated one-time loss on the retirement of Viad’s debt and redemption of preferred stock of approximately $20.5 million, and the expected one-time expenses of approximately $18.0 million (of which $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad), primarily related to investment banking, legal and accounting fees that will be required to complete the spin-off. The unaudited pro forma consolidated balance sheet at March 31, 2004, includes adjustments directly attributable to the spin-off and related transactions regardless of whether they have a continuing impact or are nonrecurring.

      The unaudited pro forma consolidated financial information of MoneyGram International, Inc. (accounting successor to Viad Corp) should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp (Accounting Predecessor to MoneyGram International, Inc.)” and the historical consolidated financial statements of Viad Corp and the related notes. The pro forma consolidated financial information has been prepared for informational purposes only and does not reflect the results of operations or financial position of MoneyGram International, Inc. that would have occurred had MoneyGram International, Inc. operated as a separate, independent company for the periods presented. Actual results might have differed from pro forma results if MoneyGram International, Inc. had operated independently.

The pro forma consolidated financial information should not be relied upon as being indicative of MoneyGram International, Inc.’s results of operations or financial condition had the debt refinancing and transactions contemplated in connection with the spin-off been completed on the date assumed. The pro forma consolidated financial information also does not project the results of operations or financial position for any future period or date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2003

	Historical	Historical		Pro Forma		Pro Forma
	Viad Corp	New Viad(3)	Subtotal(4)	Adjustments		MoneyGram(5)

	(in thousands, except per share data)
Revenues:
Convention show services	$521,433	$(521,433)	$—	$—		$—
Payment services transaction fees	419,003	—	419,003	—		419,003
Payment services investment income	323,098	—	323,098	—		323,098
Payment services investment gains (losses)	(4,877)	—	(4,877)	—		(4,877)
Exhibit design and construction	195,832	(195,832)	—	—		—
Travel and recreation services	53,203	(53,203)	—	—		—

Total revenues	1,507,692	(770,468)	737,224	—		737,224

Costs and expenses:
Costs of services	1,146,417	(514,254)	632,163	(6,886	)(6)	625,277
Costs of products sold	193,986	(193,986)	—	—		—
Corporate activities	12,571	(3,058)	9,513	(8,192	)(7)	1,321
Other investment income	(2,922)	441	(2,481)	1,370	(8)	(1,111)
Interest expense	8,777	1,080	9,857	(2,538	)(9)	7,319
Restructuring recoveries	(5,015)	5,015	—	—		—
Minority interests	110	(110)	—	—		—

Total costs and expenses	1,353,924	(704,872)	649,052	(16,246)		632,806

Income from continuing operations before income taxes	153,768	(65,596)	88,172	16,246		104,418
Income tax expense (benefit)	43,240	(32,995)	10,245	6,336	(10)	16,581

Income from continuing operations(1),(2)	$110,528	$(32,601)	$77,927	$9,910		$87,837

Diluted income per common share
Income per share from continuing operations	$1.27					$1.01

Average outstanding and potentially dilutive common shares	86,619					86,619

Basic income per common share
Income per share from continuing operations	$1.27					$1.02

Average outstanding common shares	86,223					86,223

(1)	Viad Corp’s historical results of operations included income from discontinued operations of $3.4 million (after-tax).

(2)	Management anticipates that Viad Corp will incur a pre-tax loss on the retirement of debt and redemption of preferred stock, currently estimated to be $20.5 million, in connection with the spin-off. Furthermore, management expects that pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(3)	Amounts represent the historical revenues and expenses of New Viad to be reported as discontinued operations upon completion of the spin-off pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to EITF Issue No. 87-24, “Allocation of Interest to Discontinued Operations,” indirect corporate overhead expenses attributable to New Viad of $6.9 million and $9.5 million included in Viad Corp’s historical results of operations under the captions “costs of services” and “corporate activities,” respectively, will not be presented as discontinued operations in the historical financial statements of MoneyGram International, Inc. Accordingly, such expenses will be reported in continuing operations.

(4)	Amounts represent the historical results of operations to be reported by MoneyGram International, Inc. subsequent to the spin-off.

(5)	Amounts represent the results of operations of MoneyGram International, Inc. after giving effect to the anticipated preferred stock redemption, debt refinancing and spin-off transactions.

(6)	Adjustment reflects actual indirect corporate overhead expenses of $6.9 million specifically attributable to the operations of New Viad based on New Viad’s organizational structure, personnel and assets, and which will not be included in the ongoing operations of MoneyGram International, Inc. See note (3) above. Management presently estimates a net increase in MoneyGram’s annual overhead expenses of approximately $4.0 million associated with operating as a separate publicly owned company. These incremental overhead expenses are not reflected in the pro forma consolidated statements of income of MoneyGram International, Inc.

(7)	Adjustment of $8.2 million reflects actual indirect corporate overhead expenses of $9.5 million specifically attributable to New Viad, which will not be included in the ongoing operations of MoneyGram International, Inc., less actual net expenses of $1.3 million associated with specified employee benefits liabilities assumed by MoneyGram pursuant to the employee benefits agreement. See notes (3) and (6) above. The net actual expenses of $1.3 million in 2003 related to the assumed employee benefits liabilities include a pension curtailment gain of $1.4 million. Accordingly, the net expenses associated with these employee benefits liabilities may increase in future periods.

(8)	Adjustment assumes net decreased interest income on net cash and investments used in connection with the early retirement of Viad Corp’s debt and redemption of preferred stock. The net cash used for the debt retirement and preferred stock redemption is assumed to be $105.4 million, representing the total cash required to fund the above transactions of $255.4 million, less cash proceeds of $150.0 million resulting from MoneyGram’s credit facility borrowing. The interest income adjustment represents a reduction in the historical interest income recorded by Viad, and assumes Viad’s historical investment yield of 1.3% related to these funds is applied to the net cash and investments used of $105.4 million.

(9)	Adjustment assumes net decreased interest expense of $2.5 million due to Viad’s debt retirement and preferred stock redemption transactions, resulting in a gross reduction of interest expense of $6.4 million, less amounts related to New Viad of $703,000 (representing the interest expense associated with the portion of Viad’s historical debt to be retired allocated to New Viad) and estimated interest expense incurred of $3.2 million under MoneyGram’s new credit facility borrowing. The assumed gross reduction of interest expense of $6.4 million represents the historical interest expense of Viad consisting of:

•	$1.9 million related to the commercial paper retirement of $170.0 million (average interest rate of 1.1%),

•	$2.0 million related to the senior debt retirement of $31.9 million (average interest rate of 6.3%),

•	$1.8 million related to the subordinated debt retirement of $17.2 million (average interest rate of 10.5%), and

•	$702,000 related to the retirement and redemption of the industrial revenue bonds and preferred stock.

The estimated interest expense incurred of $3.2 million related to MoneyGram’s new credit facility assumes a borrowing of $150.0 million at a LIBOR-indexed interest rate of 2.1%, which is based on the average LIBOR rate for the period and the applicable interest rate spreads pursuant to the expected terms of MoneyGram’s new credit facility. A 0.125% change in the interest rate on $150.0 million results in a change of interest expense of $187,500 and a change to income from continuing operations of $114,375 (after-tax).

(10)	Adjustment assumes an effective income tax rate of 39 percent.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2002

	Historical	Historical	Pro Forma
	Viad Corp	New Viad(3)	MoneyGram(4)

	(in thousands, except per share data)
Revenues:
Convention show services	$568,301	$(568,301)	$—
Payment services transaction fees	365,636	—	365,636
Payment services investment income	351,331	—	351,331
Payment services investment gains (losses)	(9,276)	—	(9,276)
Exhibit design and construction	217,932	(217,932)	—
Travel and recreation services	58,253	(58,253)	—

Total revenues	1,552,177	(844,486)	707,691

Costs and expenses:
Costs of services	1,165,574	(573,064)	592,510
Costs of products sold	215,144	(215,144)	—
Corporate activities	17,114	—	17,114
Other investment income	(10,531)	1,004	(9,527)
Interest expense	19,268	(4,056)	15,212
Restructuring charges	18,944	(18,502)	442
Minority interests	5,636	(384)	5,252

Total costs and expenses	1,431,149	(810,146)	621,003

Income before income taxes, change in accounting principle and discontinued operations	121,028	(34,340)	86,688
Income tax expense (benefit)	27,980	(18,544)	9,436

Income before change in accounting principle and discontinued operations(1),(2)	$93,048	$(15,796)	$77,252

Diluted income per common share
Income per share before change in accounting principle and discontinued operations	$1.06		$0.89

Average outstanding and potentially dilutive common shares	86,716		86,716

Basic income per common share
Income per share before change in accounting principle and discontinued operations	$1.07		$0.90

Average outstanding common shares	86,178		86,178

(1)	Viad Corp’s historical results of operations included a transitional goodwill impairment charge related to the adoption of SFAS No. 142 of $37.7 million (after-tax). Viad Corp’s historical results of operations also included income from discontinued operations of $2.6 million (after-tax).

(2)	Management anticipates that Viad Corp will incur a pre-tax loss on the retirement of debt and redemption of Viad preferred stock, currently estimated to be $20.5 million, in connection with the spin-off. Furthermore, management expects that pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(3)	Amounts represent the historical revenues and expenses of New Viad to be reported as discontinued operations upon completion of the spin-off pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to EITF Issue No. 87-24, “Allocation of Interest to Discontinued Operations,” indirect corporate overhead expenses attributable to New Viad of $6.1 million and $17.1 million included in Viad Corp’s historical results of operations under the captions “costs of services” and “corporate activities,” respectively, will not be presented as discontinued operations in the historical financial statements of MoneyGram International, Inc. Accordingly, such expenses will be reported in continuing operations.

(4)	Amounts represent the historical results of operations to be reported by MoneyGram International, Inc. subsequent to the spin-off.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31, 2001

	Historical	Historical	Pro Forma
	Viad Corp	New Viad(3)	MoneyGram(4)

	(in thousands, except per share data)
Revenues:
Convention show services	$604,148	$(604,148)	$—
Payment services transaction fees	322,128	—	322,128
Payment services investment income	306,145	—	306,145
Payment services investment gains (losses)	7,287	—	7,287
Exhibit design and construction	279,896	(279,896)	—
Travel and recreation services	61,453	(61,453)	—

Total revenues	1,581,057	(945,497)	635,560

Costs and expenses:
Costs of services	1,138,156	(613,783)	524,373
Costs of products sold	280,050	(280,050)	—
Corporate activities	12,029	—	12,029
Other investment income	(5,652)	529	(5,123)
Interest expense	25,936	(5,607)	20,329
Restructuring charges	62,346	(61,423)	923
Litigation settlement and costs	29,274	(29,274)	—
Other charges	5,000	—	5,000
Minority interests	1,326	(661)	665

Total costs and expenses	1,548,465	(990,269)	558,196

Income before income taxes, change in accounting principle and discontinued operations	32,592	44,772	77,364
Income tax expense (benefit)	(9,790)	14,999	5,209

Income before change in accounting principle and discontinued operations(1),(2)	$42,382	$29,773	$72,155

Diluted income per common share
Income per share before change in accounting principle and discontinued operations	$0.48		$0.84

Average outstanding and potentially dilutive common shares	86,322		86,322

Basic income per common share
Income per share before change in accounting principle and discontinued operations	$0.48		$0.84

Average outstanding common shares	85,503		85,503

(1)	Viad Corp’s historical results of operations included a charge related to the adoption of EITF No. 99-20 of $1.9 million (after-tax). Viad Corp’s historical results of operations also included income from discontinued operations of $4.1 million (after-tax).

(2)	Management anticipates that Viad will incur a pre-tax loss on the retirement of debt and redemption of preferred stock, currently estimated to be $20.5 million, in connection with the spin-off. Furthermore, management expects that pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(3)	Amounts represent the historical revenues and expenses of New Viad to be reported as discontinued operations upon completion of the spin-off pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to EITF Issue No. 87-24, “Allocation of Interest to Discontinued Operations,” indirect corporate overhead expenses attributable to New Viad of $4.4 million and $12.0 million included in Viad Corp’s historical results of operations under the captions “costs of services” and “corporate activities,” respectively, will not be presented as discontinued operations in the historical financial statements of MoneyGram International, Inc. Accordingly, such expenses will be reported in continuing operations.

(4)	Amounts represent the historical results of operations to be reported by MoneyGram International, Inc. subsequent to the spin-off.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31, 2004

	Historical	Historical		Pro Forma		Pro Forma
	Viad Corp	New Viad(3)	Subtotal(4)	Adjustments		MoneyGram(5)

	(in thousands, except per share data)
Revenues:
Convention show services	$158,330	$(158,330)	$—	$—		$—
Payment services transaction fees	113,622	—	113,622	—		113,622
Payment services investment income	76,654	—	76,654	—		76,654
Payment services investment gains (losses)	1,046	—	1,046	—		1,046
Exhibit design and construction	45,286	(45,286)	—	—		—
Travel and recreation services	3,939	(3,939)	—	—		—

Total revenues	398,877	(207,555)	191,322	—		191,322

Costs and expenses:
Costs of services	306,291	(143,220)	163,071	(1,917	)(6)	161,154
Costs of products sold	46,212	(46,212)	—	—		—
Corporate activities	4,305	(801)	3,504	(958	)(7)	2,546
Other investment income	(748)	226	(522)	500	(8)	(22)
Interest expense	1,790	(567)	1,223	(834	)(9)	389
Minority interests	(95)	95	—	—		—

Total costs and expenses	357,755	(190,479)	167,276	(3,209)		164,067

Income from continuing operations before income taxes	41,122	(17,076)	24,046	3,209		27,255
Income tax expense (benefit)	12,061	(7,394)	4,667	1,252	(10)	5,919

Income from continuing operations(1),(2)	$29,061	$(9,682)	$19,379	$1,957		$21,336

Diluted income per common share
Income per share from continuing operations	$0.33					$0.24

Average outstanding and potentially dilutive common shares	87,217					87,217

Basic income per common share
Income per share from continuing operations	$0.33					$0.25

Average outstanding common shares	86,710					86,710

(1)	Viad Corp’s historical results of operations included income from discontinued operations of $11.9 million (after- tax).

(2)	Management anticipates that Viad will incur a pre-tax loss on the retirement of debt and redemption of preferred stock, currently estimated to be $20.5 million, in connection with the spin-off. Furthermore, management expects that pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(3)	Amounts represent the historical revenues and expenses of New Viad to be reported as discontinued operations upon completion of the spin-off pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to EITF Issue No. 87-24, “Allocation of Interest to Discontinued Operations,” indirect corporate overhead expenses attributable to New Viad of $1.9 million and $3.5 million included in Viad Corp’s historical results of operations under the captions “costs of services” and “corporate activities,” respectively, will not be presented as discontinued operations in the historical financial statements of MoneyGram International, Inc. Accordingly, such expenses will be reported in continuing operations.

(4)	Amounts represent the historical results of operations to be reported by MoneyGram International, Inc. subsequent to the spin-off.

(5)	Amounts represent the results of operations of MoneyGram International, Inc. after giving effect to the anticipated preferred stock redemption, debt refinancing and spin-off transactions.

(6)	Adjustment reflects actual indirect corporate overhead expenses of $1.9 million specifically attributable to the operations of New Viad based on New Viad’s organizational structure, personnel and assets, and which will not be included in the ongoing operations of MoneyGram International, Inc. See note (3) above. Management presently estimates a net increase in MoneyGram’s annual overhead expenses of approximately $4.0 million associated with operating as a separate publicly owned company. These incremental overhead expenses are not reflected in the pro forma consolidated statements of income of MoneyGram International, Inc.

(7)	Adjustment of $958,000 reflects actual indirect corporate overhead expenses of $3.5 million specifically attributable to New Viad, which will not be included in the ongoing operations of MoneyGram International, Inc., less actual net expenses of $2.5 million associated with specified employee benefits liabilities assumed by MoneyGram pursuant to the employee benefits agreement. See notes (3) and (6) above.

(8)	Adjustment assumes net decreased interest income on net cash and investments used in connection with the early retirement of Viad Corp’s debt and redemption of preferred stock. The net cash used for the debt retirement and preferred stock redemption is assumed to be $105.4 million, representing the total cash required to fund the above transactions of $255.4 million, less cash proceeds of $150.0 million resulting from MoneyGram’s credit facility borrowing. The interest income adjustment represents a reduction in the historical interest income recorded by Viad and assumes Viad’s historical investment yield of 1.9% related to these funds is applied to the net cash and investments used of $105.4 million.

(9)	Adjustment assumes net decreased interest expense of $834,000 due to Viad Corp’s debt retirement and preferred stock redemption transactions, resulting in a gross reduction of interest expense of $1.8 million, less amounts related to New Viad of $196,000 (representing the interest expense associated with the portion of Viad’s historical debt to be retired allocated to New Viad) and estimated interest expense incurred of $750,000 under MoneyGram International, Inc.’s new credit facility borrowing. The assumed gross reduction of interest expense of $834,000 represents the historical interest expense of Viad Corp consisting of:

•	$510,000 related to the commercial paper retirement of $170.0 million (average interest rate of 1.2%),

•	$502,000 related to the senior debt retirement of $31.9 million (average interest rate of 6.3%),

•	$453,000 related to the subordinated debt retirement of $17.2 million (average interest rate of 10.5%),

•	$315,000 related to the retirement and redemption of the industrial revenue bonds and preferred stock.

The estimated interest expense incurred of $750,000 related to MoneyGram International, Inc.’s new credit facility assumes a borrowing of $150.0 million at a LIBOR-indexed interest rate of 2.0%, which is based on the average LIBOR rate for the period and the applicable interest rate spreads pursuant to the expected terms of MoneyGram International, Inc.’s new credit facility. A 0.125% change in the interest rate on $150.0 million results in a change of interest expense of $46,875 and a change to income from continuing operations of $28,594 (after-tax).

(10)	Adjustment assumes an effective income tax rate of 39 percent.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	March 31, 2004

		Adjustments

	Historical	Historical			Pro Forma
	Viad Corp	New Viad	Other		MoneyGram

	(in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$30,469	$(86,144)	$150,000	(1)	$256
			(255,355	)(2)
			(6,881	)(2)
			42,714	(2)
			129,453	(2)
			(4,000	)(3)
Other investments in securities	129,453	—	(129,453	)(2)	—
Receivables, net	64,946	(52,530)	—		12,416
Inventories	34,541	(34,541)	—		—
Deferred income taxes	55,688	(26,165)	1,368	(4)	30,891
Other current assets	39,902	(14,808)	—		25,094

	354,999	(214,188)	(72,154)		68,657
Funds, agent receivables and current maturities of investments substantially restricted for payment service obligations	1,849,675	—	(42,714	)(2)	1,806,961

Total current assets	2,204,674	(214,188)	(114,868)		1,875,618
Investments substantially restricted for payment service obligations	6,292,564	—	—		6,292,564
Property and equipment, net	244,805	(153,517)	—		91,288
Other investments and assets	61,949	(25,487)	—		36,462
Deferred income taxes	76,267	(54,886)	(8,126	)(4)	13,255
Goodwill	652,653	(257,127)	—		395,526
Other intangible assets, net	33,164	(13,861)	—		19,303

Total Assets	$9,566,076	$(719,066)	$(122,994)		$8,724,016

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	March 31, 2004

		Adjustments

	Historical	Historical			Pro Forma
	Viad Corp	New Viad	Other		MoneyGram

	(in thousands, except per share data)
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$72,694	$(39,889)	$—		$32,805
Other current liabilities	210,758	(135,272)	—		75,486
Current portion of long-term debt	40,595	(1,329)	(35,866	)(2)	266
			(3,134	)(2)

	324,047	(176,490)	(39,000)		108,557
Payment service obligations	7,784,259	—	—		7,784,259

Total current liabilities	8,108,306	(176,490)	(39,000)		7,892,816
Long-term debt	211,953	(17,945)	150,000	(1)	150,505
			(192,249	)(2)
			(1,254	)(2)
Pension and other postretirement benefits	124,532	(21,764)	—		102,768
Derivative financial instruments	79,791	—	—		79,791
Other deferred items and insurance liabilities	116,223	(106,433)	—		9,790
$4.75 Preferred stock subject to mandatory redemption, call price of $101, 234,983 shares outstanding historical and none pro forma	6,741	—	(6,741	)(2)	—
Minority interests	3,161	(3,161)	—		—
Common stock and other equity:
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 issued historical and $0.01 par value, 250,000,000 shares authorized, 88,569,892 issued and outstanding pro forma	149,610	—	(148,724	)(7)	886
Additional capital	214,148	—	148,724	(7)	53,970
			(21,472	)(5)
			(287,430	)(6)
Retained income	897,178	—	(20,499	)(2)	474,142
			(2,493	)(2)
			(4,000	)(3)
			1,368	(4)
			(8,126	)(4)
			(389,286	)(7)
Net investment of Viad Corp	—	(389,286)	389,286	(7)	—
Unearned employee benefits and other	(54,099)		21,472	(5)	(32,627)
Accumulated other comprehensive income (loss):
Unrealized gain on investments	136,298	(451)	—		135,847
Unrealized loss on derivative financial instruments	(109,464)	—	—		(109,464)
Cumulative foreign currency translation adjustments	11,877	(7,749)	—		4,128
Minimum pension liability adjustment	(42,749)	4,213	—		(38,536)
Common stock in treasury, at cost, 11,170,033 shares historical and none pro forma	(287,430)	—	287,430	(6)	—

Total common stock and other equity	915,369	(393,273)	(33,750)		488,346

Total Liabilities and Stockholders’ Equity	$9,566,076	$(719,066)	$(122,994)		$8,724,016

(1)	Adjustment assumes that at March 31, 2004, MoneyGram International, Inc. obtained bank credit facilities providing an aggregate principal amount of up to $350.0 million, drew $150.0 million on its facilities and paid that amount to Viad Corp to be used for the repayment of all or a portion of Viad Corp’s outstanding commercial paper.

(2)	Adjustment assumes total cash of $255.4 million is used to repay Viad Corp’s outstanding commercial paper, medium-term notes, subordinated debentures and industrial revenue bonds, and to redeem its outstanding preferred stock. The total assumed cash amount of $255.4 million includes the tender premium related to certain of the retired debt obligations. The aggregate carrying value of the debt obligations retired and to be retired and the preferred stock is $234.9 million. Adjustment assumes an aggregate loss on the debt retirement and preferred stock redemption of $20.5 million. The total amount of investments in securities of $129.5 million and the aggregate of the tax sharing payment of $35.5 million and dividend payment of $7.2 million in connection with deferred compensation (reflected on New Viad’s balance sheet) are assumed to be reclassified to cash and cash equivalents in connection with the debt repayment, preferred stock redemption and spin-off transactions. Adjustment also reflects the allocation of additional cash in the amount of $6.9 million to New Viad and the assumption by New Viad of Viad Corp’s remaining public indebtedness in the aggregate amount of $4.4 million, in each case, based on the completion of Viad’s tender offers in June 2004.

(3)	Management expects that one-time pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, approximately $10.0 million will be directly incurred by Viad Corp and thus relates directly to New Viad, while the remaining $8.0 million will be incurred by both MoneyGram International, Inc. and Viad Corp in connection with the spin-off transaction, with such amount being deemed to be incurred equally by MoneyGram International, Inc. and New Viad. As a result approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. Adjustment reflects MoneyGram International, Inc.’s portion of these expenses.

(4)	Adjustments reflect a tax benefit of $1.4 million related to the loss on the early retirement of debt (an effective tax rate of 39 percent is assumed) and an adjustment of $8.1 million associated with the transfer of employee benefits liabilities to MoneyGram International, Inc.

(5)	Adjustment reflects the allocation of the employee equity trust arrangement between MoneyGram International, Inc. and New Viad pursuant to the Employee Benefits Agreement.

(6)	Adjustment reflects the elimination of treasury stock, which shares will be treasury shares of New Viad.

(7)	Adjustment reflects the elimination of Viad Corp’s net equity in New Viad resulting from the distribution and the capitalization of MoneyGram International, Inc. Adjustment also reflects the change in the par value of common stock from $1.50 per share to $0.01 per share for MoneyGram International, Inc.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER

DATA OF VIAD CORP
(Accounting Predecessor to MoneyGram International, Inc.)

      The following table summarizes selected consolidated financial data for Viad Corp (accounting predecessor to Viad Corp). Notwithstanding the legal form of the spin-off, because of the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be considered the divesting entity and treated as the “accounting successor” to Viad Corp for financial reporting purposes in accordance with EITF No. 02-11. As such, the financial information presented in the following summary for Viad Corp (accounting predecessor to MoneyGram International, Inc.) reflects financial information that previously has been filed with the SEC by Viad Corp. When the spin-off occurs, MoneyGram International, Inc. will report the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the date of the spin-off.

      The statement of income data for the three years ended December 31, 2003, 2002 and 2001 and the balance sheet data at December 31, 2003 and 2002 set forth below are derived from the audited consolidated financial statements of Viad Corp included elsewhere in this information statement. The statement of income data for the years ended December 31, 2000 and 1999 and the balance sheet data at December 31, 2001, 2000 and 1999 set forth below are derived from the audited consolidated financial statements of Viad Corp not included in this information statement. The statement of income data for the three months ended March 31, 2004 and 2003 and the balance sheet data at March 31, 2004 are derived from the unaudited consolidated financial statements of Viad Corp included elsewhere in this information statement. The balance sheet data at March 31, 2003 is derived from unaudited consolidated financial statements of Viad Corp not included in this information statement.

      The selected historical consolidated financial data is not necessarily indicative of the results of operations or financial position that would have occurred if MoneyGram International, Inc. had been a separate, independent company during the periods presented, nor is it indicative of MoneyGram International, Inc.’s future performance. This historical data should be read together with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viad Corp” and Viad Corp’s consolidated financial statements and related notes.

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Operations
Revenues:
Convention show services	$158,330	$174,942	$521,433	$568,301	$604,148	$692,843	$642,817
Payment services transaction fees	113,622	97,061	419,003	365,636	322,128	295,482	279,501
Payment services investment income	77,700	74,567	318,221	342,055	313,432	235,429	183,465
Exhibit design and construction	45,286	47,114	195,832	217,932	279,896	339,272	289,951
Travel and recreation services	3,939	3,282	53,203	58,253	61,453	91,531	124,624

Total revenues	$398,877	$396,966	$1,507,692	$1,552,177	$1,581,057	$1,654,557	$1,520,358

Income from continuing operations(1)(2)	$29,061	$21,390	$110,528	$93,048	$42,382	$133,429	$116,917
Income from discontinued operations(3)	11,932	641	3,374	2,577	4,106	7,390	224,492
Changes in accounting principles(4)	—	—	—	(37,739)	(1,884)	—	—

Net income	$40,993	$22,031	$113,902	$57,886	$44,604	$140,819	$341,409

Diluted income per common share
Continuing operations(1)(2)	$0.33	$0.24	$1.27	$1.06	$0.48	$1.46	$1.20
Discontinued operations(3)	0.14	0.01	0.04	0.03	0.04	0.08	2.33
Changes in accounting principles(4)	—	—	—	(0.44)	(0.02)	—	—

Diluted net income per common share	$0.47	$0.25	$1.31	$0.65	$0.50	$1.54	$3.53

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Average outstanding and potentially dilutive common shares	87,217	86,326	86,619	86,716	86,322	90,925	96,396

Basic income per common share
Continuing operations(1)(2)	$0.33	$0.24	$1.27	$1.07	$0.48	$1.49	$1.25
Discontinued operations(3)	0.14	0.01	0.04	0.03	0.05	0.08	2.41
Changes in accounting principles(4)	—	—	—	(0.44)	(0.02)	—	—

Basic net income per common share	$0.47	$0.25	$1.31	$0.66	$0.51	$1.57	$3.66

Average outstanding common shares	86,710	86,008	86,223	86,178	85,503	88,802	93,007

Dividends declared per common share	$0.09	$0.09	$0.36	$0.36	$0.36	$0.36	$0.35

Financial position at end of period
Total assets	$9,566,076	$9,872,173	$9,222,155	$9,675,429	$8,375,299	$6,551,492	$5,202,169
Total debt	252,548	355,531	251,443	361,657	396,828	447,106	389,272
$4.75 Preferred stock subject to mandatory redemption	6,741	6,711	6,733	6,704	6,679	6,658	6,640
Common stock and other equity	915,369	733,093	849,837	677,894	714,481	750,730	699,892

(1)	Includes investment impairment losses and interest income adjustments (after-tax) of $3.6 million, or $0.04 per diluted share, and $12.6 million, or $0.15 per diluted share for the three months ended March 31, 2004 and 2003, respectively, and $19.5 million, or $0.23 per diluted share, in 2003, $18.2 million, or $0.21 per diluted share, in 2002 and $4.6 million, or $0.06 per diluted share, in 2001. Also includes restructuring charges, recoveries and other items (after-tax) of $3.0 million income, or $0.03 per diluted share, in 2003, $12.3 million expense, or $0.14 per diluted share, in 2002, $58.9 million expense, or $0.68 per diluted share, in 2001; $877,000 income, or $0.01 per diluted share, in 2000; and $6.1 million income, or $0.06 per diluted share, in 1999. See Note 2 to the consolidated financial statements of Viad included elsewhere in this information statement.

(2)	In January 2002, Viad adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 specifies that goodwill and certain intangible assets with indefinite lives no longer be amortized but instead be subject to periodic impairment testing. Excluding the amortization of previously expensed goodwill and certain intangible assets, income from continuing operations and corresponding diluted income per share would have been $56.6 million, or $0.64 diluted income per share, in 2001, $147.3 million, or $1.61 diluted income per share, in 2000 and $129.6 million, or $1.33 diluted income per share, in 1999.

(3)	Following the spin-off, MoneyGram International, Inc. (accounting successor to Viad Corp) will record the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations upon completion of the spin-off pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(4)	In accordance with the adoption of SFAS No. 142, Viad completed the transitional impairment test for goodwill during 2002 and concluded that a transitional impairment loss of $40.0 million ($37.7 million after-tax) should be recognized related to goodwill at the Exhibitgroup/ Giltspur reporting unit of the Convention and Event Services segment. Effective in the second quarter of 2001, Viad adopted the provisions of Emerging Issues Task Force Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” Accordingly, Viad recorded a cumulative effect of a change in accounting principle of $3.0 million ($1.9 million after-tax).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF VIAD CORP
(Accounting Predecessor to MoneyGram International, Inc.)

      The following discussion should be read in conjunction with Viad Corp’s consolidated financial statements and related notes included in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. MoneyGram International, Inc.’s (Accounting Successor to Viad Corp) actual results could differ materially from those anticipated due to various factors discussed under “Special Note About Forward-Looking Statements,” “Risk Factors” and elsewhere in this information statement.

Overview

      Viad Corp (“Viad”) operates in two reportable business segments as follows:

      Payment Services — through Travelers Express Company, Inc. (“Travelers Express”) and related subsidiaries, which we refer to as MoneyGram, revenues are primarily derived from transaction fees and investment and related income by providing various services related to money transfers, money orders, official checks, and urgent and routine bill payment. Fee revenues are driven by transaction volume and contract pricing through a network of agents and customers, including financial institutions. Investment and related income is generated by investing funds received from the sale of payment instruments until such instruments are settled. See “— Spin-off Transaction” below for discussion of anticipated changes to the reportable business segments related to the Payment Services operations.

      Convention and Event Services — through GES Exposition Services, Inc. and related subsidiaries, revenues are generated by providing various convention and tradeshow services such as freight handling, logistics, electrical, installation, dismantling and management services to trade associations, show management companies and exhibitors. The Exhibitgroup/Giltspur division specializes in the design, construction, refurbishment, installation and warehousing of convention and tradeshow exhibits, primarily for corporate customers.

      Viad also operates certain travel and recreation businesses, Brewster Transport Company Limited and Glacier Park, Inc. These businesses provide tour and charter operations for tourism in the Canadian Rockies and operate historic lodges and provides food services in certain national parks in North America.

      Over the last two years, Viad faced market challenges and difficult economic conditions. The Payment Services segment experienced increased transaction volume and higher investment balances; however, operating income growth was slowed due to significantly lower interest rates and unprecedented mortgage refinancing activity. The unprecedented mortgage refinancing activity resulted in higher average float balances as greater numbers of official checks were issued. At the same time, the mortgage-backed securities held in the Payment Services investment portfolio experienced accelerated prepayments. Consequently, these funds were invested or reinvested at lower interest rates. Furthermore, the Payment Services segment recorded significant other-than-temporary impairment losses and adjustments on certain investments. The Convention and Event Services segment produced profitable results despite decreased demand for new exhibit construction and tradeshow shrinkage. Overall, Viad improved its financial strength and reduced its total debt obligations. See “— Results of Operations” and “— Liquidity and Capital Resources.”

      In April 2004, subsequent to the end of the first quarter, Viad paid $9.0 million to retire certain outstanding industrial revenue bonds for which it was responsible. There were no gains or losses related to the early extinguishment of these debt obligations.

      In March 2004, the Payment Services segment completed the sale of Game Financial Corporation (“Game Financial”) to a subsidiary of Certegy Inc. for $43.1 million in cash. Game Financial provides cash access services to casinos and gaming establishments throughout the United States. As a result of the sale, Viad recorded a gain of approximately $18.9 million ($11.4 million after-tax) in the first quarter of 2004 and may record future after-tax gains of up to approximately $4 million, based on contingencies in the contract. The results of operations of Game Financial and the gain on the disposal of Game Financial have been reported in discontinued operations and all prior periods have been restated accordingly.

      In January 2003, the Payment Services segment completed the acquisition of the remaining minority interest in MoneyGram International Limited (“MIL”) for approximately $98.1 million in cash and a dividend of $8.1 million paid by MIL to the seller, Travelex Group Plc. MIL provides international sales and marketing services in connection with the money transfer business primarily in Europe, Africa, Asia and Australia.

Spin-off Transaction

      On July 24, 2003, Viad announced a plan to separate its Payment Services segment from its other businesses by means of a tax-free spin-off. To effect the separation, Travelers Express will become a subsidiary of MoneyGram International, Inc. (“MoneyGram”), a newly-formed, wholly-owned subsidiary of Viad, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. At the time of the spin-off, the businesses of MoneyGram will consist of Viad’s current payment services business. The continuing business of Viad, which is being referred to as “New Viad,” will consist of the businesses of the convention show services, exhibit design and construction, and travel and recreation services operations, including Viad’s centralized corporate functions located in Phoenix, Arizona.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. In June 2004, Viad repurchased a substantial majority of its outstanding subordinated debentures and medium-term notes for an aggregate amount of $52.6 million (which includes a tender premium). In April 2004, Viad paid $9.0 million to retire certain industrial revenue bonds for which it was responsible. MoneyGram and New Viad are negotiating and intend to enter into bank credit facilities in connection with the spin-off. See “Financing Arrangements of MoneyGram” and “Financing Arrangements of New Viad.”

      Notwithstanding the legal form of the spin-off, due to the relative significance of MoneyGram to Viad, MoneyGram will be considered the divesting entity and treated as the “accounting successor” to Viad for financial reporting purposes in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-11, “Accounting for Reverse Spin-offs.” The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non-monetary Transactions.” Accordingly, the spin-off will be accounted for based upon the recorded amounts of the net assets to be divested. MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad after reduction, if appropriate, for any indicated impairment of value. Management currently believes there is no indicated impairment of value of the net assets of New Viad. Furthermore, when the spin-off transaction occurs, MoneyGram will report the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, such presentation is not allowed until the date of the spin-off.

      Following the spin-off transaction, MoneyGram will consist of two reportable business segments (Global Funds Transfer and Payment Systems) in contrast to the single Payment Services segment reported by Viad Corp. MoneyGram’s newly defined segments will reflect the anticipated internal organization, financial reporting structure and information flow that will be used to make operating decisions and allocate resources as a stand-alone entity.

Non-GAAP Measures

      Included below are presentations of “float income” and “net float income,” which are non-GAAP measures that are used by Viad’s management to evaluate the effects of interest rate changes and balance changes on the performance of the investment portfolio, on an aggregate basis and net of commission expense, respectively. “Float income” is defined by Viad as investment income of the Payment Services segment net of other-than-temporary impairment charges and realized investment gains and losses. “Net float income” is defined by Viad as float income net of commission expense.

      Although Viad’s management uses these measures to evaluate the performance of the investment portfolio, the applicability of these measures is limited in that they do not include the historically material effect of other-than-temporary impairment charges and investment gains and losses that arise in the normal course of business.

Viad’s management separately evaluates the effects of these items. As a result, users of Viad’s financial information should consider investment income of the Payment Services segment to be a more complete measure of the performance of the investment portfolio.

      The presentation of float income and net float income is supplemental to the results presented under GAAP and may not be comparable to similarly titled measures used by other companies. Float income and net float income should be considered in addition to, but not a substitute for, other measures of financial performance reported in accordance with GAAP. Viad believes that the GAAP financial performance measure most comparable to float income is the investment income of the Payment Services segment.

      Reconciliations of float income to Payment Services investment income and to net float income are as follows:

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

	(in thousands)
Float income	$76,654	$86,639	$323,098	$351,331	$306,145
Net realized gains and losses	6,974	4,461	23,039	16,500	11,906
Impairment charges	(5,928)	(16,533)	(27,916)	(25,776)	(4,619)

Payment Services investment income	$77,700	$74,567	$318,221	$342,055	$313,432

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001

	(in thousands)
Float income	$76,654	$86,639	$323,098	$351,331	$306,145
Commission expense	(49,745)	(58,926)	(232,336)	(240,152)	(208,273)

Net float income	$26,909	$27,713	$90,762	$111,179	$97,872

      See “Results of Operations — Payment Services” below for a discussion of float income and net float income.

      The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements, which include the accounts of Viad and all of its subsidiaries. All per share figures discussed are stated on the diluted basis.

Results of Operations

     Three Months Ended March 31, 2004 and 2003

      In the first quarter 2004, revenues increased slightly to $398.9 million from $397.0 million in the 2003 first quarter. While transaction fee revenue in the Payment Services segment was higher in the first quarter 2004 as compared to 2003, competitive pricing pressures in the Convention and Event Services segment offset these improvements. Income from continuing operations before income taxes was $41.1 million for the 2004 first quarter compared with $29.3 million for the 2003 first quarter, up 40.3 percent. The increase in operating income was primarily driven by a decrease in investment impairment charges in the Payment Services investment portfolio.

      Net income for the first quarter 2004 was $41.0 million, or $0.47 per share, compared to $22.0 million, or $0.25 per share, for the first quarter 2003, up 88.0 percent on a per share basis. Net income included the effects of discontinued operations related to Game Financial of $11.9 million after-tax, (of which $11.4 million related to the gain on the sale and $515,000 to results of operations) or $0.14 per share, and $641,000 after-tax, or $0.01 per share, in the 2004 and 2003 periods, respectively.

      Payment Services. Revenues of the Payment Services segment were $191.3 million for the first quarter 2004, up from first quarter 2003 revenues of $171.6 million. Segment operating income increased 58.1 percent to $30.2 million from the first quarter 2003 amount of $19.1 million. Operating margins increased to 15.8 percent in the first quarter 2004 compared with 11.1 percent in the first quarter 2003. Included in the first quarter 2004 operating results are $5.9 million of other-than-temporary impairment charges associated with investments held in the float portfolio as compared to $16.5 million of impairment charges and $4.3 million of interest income reductions in the first quarter 2003. These impairments were offset by net realized gains and losses of $7.0 million in the first quarter 2004 and partially offset by net realized gains and losses of $4.5 million in the first quarter 2003.

      Payment Services revenues for the quarter were led by continued growth of the money transfer business. The money transfer business continued to show strong results with transaction volume growing 33 percent, led by domestically originated transactions and urgent bill payment volume. Domestically originated transactions grew by 34 percent while internationally originated transactions grew by 23 percent. In addition, the money transfer agent base expanded by 14 percent over the first quarter 2003. While money order volume declined slightly, average investable balances related to money orders were up 5 percent. Contributing to the increase in average investable balances was the increased volume in the retail chain segment. Management believes that the money order market as a whole has generally been declining and will continue to decline in the future.

      As noted in the table below, the average daily balance of investments for the first quarter 2004 was $6.6 billion, down 2.3 percent from 2003 levels, driven by the PrimeLink business which had a decrease of average daily balances of 3.3 percent. The PrimeLink decrease was driven primarily by the slowing of mortgage refinance activity. Average daily balances in the PrimeLink business are expected to continue to decline during the second quarter 2004 as compared to the second quarter 2003 as the mortgage refinance activity declines. Payment Services investment income represented 41 percent of the Payment Services segment’s total revenue in the first quarter 2004 compared with 43 percent for 2003. Float income is affected by the level of investment balances and the yield on investments.

      Float income (see “— Non-GAAP Measures” for description and reconciliation of float income to Payment Services investment income reported in the consolidated statements of income) and expense associated with the Payment Services segment’s investment portfolio for the three months ended March 31 were as follows:

	2004			2003

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate(3)	Balance	Expense	Rate(3)

	(in thousands)
Investments substantially restricted for payment service obligations(1)	$6,584,946	$76,654	4.72%	$6,738,090	$86,639	5.21%
Payment service obligations(2)	$5,159,649	49,745	3.91%	$5,343,688	58,926	4.47%

Net float income and margin		$26,909	1.66%		$27,713	1.67%

(1)	The Payment Services segment is regulated by various state agencies, which generally require the maintenance of liquid assets and investments with an investment rating of A or higher, in an amount generally equal to the payment service obligation for regulated payment instruments such as teller and agent checks, money orders and money transfers. In addition, the Payment Services segment has contractual arrangements that generally require the maintenance of liquid assets and investments in an amount equal to the payment instruments, namely cashiers checks. Due to these regulations, a substantial amount of funds, agent receivables and investments are not available to satisfy working capital or other financing requirements of the Payment Services segment. The amount of funds, agent receivables and investments that are “restricted,” either for regulatory or contractual purposes, is equal to the total amount of payment service obligations ($7.7 billion and $8.0 billion at March 31, 2004 and 2003, respectively).

(2)	Commissions are paid to financial institution customers based upon average outstanding balances generated by the sale of PrimeLink products only. The expense reported includes those payments made to financial institution customers, costs associated with swaps and the sale of receivables program. The average balance in the table reflects only the payment service obligations for which commissions are paid and does not include the average balance of the sold receivables ($418 million and $440 million for the three months ended March 31, 2004 and 2003, respectively) as these are not recorded on the consolidated balance sheets. Commission expense is classified in “Costs of services” in the consolidated statements of income.

(3)	“Yield/Rate” percentages are calculated by dividing the applicable amount shown in the “Income/Expense” column by the related amount shown in the “Average Balance” column divided by the number of days in the quarter multiplied by the number of days in the calendar year. The “Net float margin” is calculated by dividing “Net float income” by the “Average balance of investments substantially restricted for payment service obligations divided by the number of days in the quarter multiplied by the number of days in the calendar year.”

      Float income was $76.7 million in the first quarter 2004, a decrease of 11.5 percent. The decline was primarily due to lower interest rates on the float portfolio balances which decreased float income by $8.0 million. Additionally, lower average invested balances of 2.3 percent reduced float income by $2.0 million. The average investment yield on the portfolio was 4.72 percent for the first quarter 2004, or a 49 basis point decline from 5.21 percent in 2003. During the same period, the Fed Funds rate declined by 25 basis points.

      The Payment Services segment typically maintains between $400 million and $750 million in short-term, liquid balances in order to fulfill its payment service obligations. The average balance for the first quarter 2004 was $590 million compared to $485 million for the same period in 2003. Mortgage refinancing activity began to decline from the unprecedented levels experienced in 2003. Thus, while overall volume has increased slightly, average official check amounts have declined having the net effect of lower average float balances which continue to be invested at the lower rates.

      Commission expense was $49.7 million in the first quarter 2004, a decrease of 15.6 percent from 2003. The commission expense decrease attributable to lower interest rates was $7.2 million and to lower average balances was $2.0 million. This reflects an average commission rate of 3.91 percent in the first quarter 2004, or a 56 basis point decline from 4.47 percent in 2003. Commission expense includes amounts paid to financial institution customers based upon average outstanding balances generated by the sale of PrimeLink products as well as the discount on the sale of receivables. Commissions paid to customers generally are variable based on short-term interest rates, however, a portion of the commission expense has been fixed through the use of interest rate swap agreements.

      Net float income (see “— Non-GAAP Measures” for description and reconciliation of net float income to float income, and Payment Services investment income reported in the consolidated statements of income) was $26.9 million in the first quarter 2004, down 2.9 percent from 2003. The net float income decrease due to lower average balances was $630,000 while $174,000 was due to lower interest rates reflecting a net float margin of 1.66 percent, or a 1 basis point decline from 1.67 percent in 2003.

      The following table, for the three months ended March 31, assists in understanding the impact on net float income of changes in investment balances and payment services obligation balances, and the change in interest rates. The amounts in the table represent (1) the dollar amount of change in interest income and (2) the dollar amount of change in commission (interest expense). The changes are attributable to (a) changes in balances (change in balances times the prior year rate divided by the number of days in the calendar year multiplied by the number of days in the quarter), and (b) changes in rates (change in rate times the current year balances divided by the number of days in the calendar year multiplied by the number of days in the quarter).

	2004 vs. 2003					2003 vs. 2002

			Yield/				Yield/
	Balance		Rate		Total	Balance	Rate	Total

	(in thousands)
Float income	$(1,969	) [a]	$(8,016	) [b]	$(9,985)	$14,392	$(12,635)	$1,757
Commission expense	$(2,029	) [c]	$(7,152	) [d]	$(9,181)	$13,483	$(10,164)	$3,319
Net float income	$(630	) [e]	$(174	) [f]	$(804)	$4,964	$(6,526)	$(1,562)

[a]	The change in float income due to balance fluctuation is calculated by first subtracting the average balance for the three months ended March 31, 2003 of $6,738,090 from the average balance for the three months ended

March 31, 2004 of $6,584,946. This difference of $(153,144) is then multiplied by the annualized investment yield for the three months ended March 31, 2003 of 5.21 percent to arrive at $(7,979). That amount is then multiplied by the number of days in the quarter (90) and then divided by the number of days in a full year (365). The net result may be slightly different due to rounding.

[b]	The change in float income due to investment yield fluctuation is calculated by first subtracting the average investment yield for the three months ended March 31, 2003 of 5.21 percent from the average for the same period in 2004 of 4.72 percent for a difference of (0.49) percent. This difference is then multiplied by the average balance for the three months ended March 31, 2004 of $6,584,946 and then multiplied by the number of days in the quarter (90) divided by the number of days in a full year (365). The net result may be slightly different due to rounding.

[c]	The change in commission expense due to balance fluctuation is calculated by first subtracting the average balance for the three months ended March 31, 2003 of $5,343,688 from the average balance for the three months ended March 31, 2004 of $5,159,649. This difference of $(184,039) is then multiplied by the annualized commission rate for the three months ended March 31, 2003 of 4.47 percent to arrive at $(8,227). That amount is then multiplied by the number of days in the quarter (90) and then divided by the number of days in a full year (365). The net result may be slightly different due to rounding.

[d]	The change in commission expense due to commission rate fluctuation is calculated by first subtracting the annualized average commission rate for the three months ended March 31, 2003 of 4.47 percent from the average rate for the same period in 2004 of 3.91 percent for a difference of (0.56) percent. This difference is then multiplied by the average balance for the three months ended March 31, 2004 of $5,159,649 and then multiplied by the number of days in the quarter (90) divided by the number of days in a full year (365). The net result may be slightly different due to rounding.

[e]	The change in net float income due to balance fluctuation is calculated by first subtracting the average balance for the three months ended March 31, 2003 of $6,738,090 from the average balance for the three months ended March 31, 2004 of $6,584,946. This difference of $(153,144) is then multiplied by the annualized net float margin for the three months ended March 31, 2003 of 1.67 percent to arrive at $(2,558). That amount is then multiplied by the number of days in the quarter (90) and then divided by the number of days in a full year (365). The net result may be slightly different due to rounding.

[f]	The change in net float income due to net float margin fluctuation is calculated by first subtracting the net float margin for the three months ended March 31, 2003 of 1.67 percent from the net float margin for the same period in 2004 of 1.66 percent for a difference of (0.01) percent. This difference is then multiplied by the average balance for the three months ended March 31, 2004 of $6,584,946 and then multiplied by the number of days in the quarter (90) divided by the number of days in a full year (365). The net result may be slightly different due to rounding.

      The fair value of Viad’s derivative positions fluctuates with interest rate changes. These changes are reflected as increases or decreases to a component of stockholders’ equity. Changes in the value of the available-for-sale investment portfolio also are reflected as increases or decreases to a component of stockholders’ equity. The change in the fair value of the derivative liability for the first quarter 2004 resulted in a net decrease of $3.0 million in stockholders’ equity, and the net change in the fair value of the available-for-sale investment portfolio resulted in a net increase of $31.0 million in stockholders’ equity. Changes in the value of the available-for-sale investment portfolio will generally move in the opposite direction of the derivative values although they will rarely offset exactly.

      Convention and Event Services. Revenues of the Convention and Event Services segment were $203.6 million in the first quarter 2004, a decrease of 8.3 percent form first quarter 2003 revenues of $222.1 million. Segment operation income was $17.5 million in the first quarter 2004 compared to $18.6 million in the first quarter 2003, and segment operating margins were 8.6 percent and 8.4 percent, respectively.

      Revenues in the convention show services business decreased 9.5 percent in the first quarter 2004 to $158.3 million from $174.9 million in 2003. The decrease largely resulted from the loss of the North American International Auto Show in Detroit (due to certain contractor requirements) and the loss of certain other customers due to competitive pricing which management believes would have led to unprofitable contracts.

Although the convention show services business has a diversified customer base, revenue growth is dependent, among other things, on general economic conditions, levels of exhibitor spending as well as show rotation. In general, the tradeshow industry is experiencing early signs of growth in certain major tradeshows and an increase in new show launches. Management believes that further improvements in the economy and corporate earnings could lead to increased tradeshow spending. However, management continues to emphasize cost containment in response to uncertainty regarding near-term revenue growth.

      Revenues in the exhibit design and construction business decreased 3.9 percent in the first quarter 2004 to $45.3 million. The decline continues to be driven by weak demand for the design and construction of new exhibits compounded by highly competitive pricing in the industry. Management believes these industry conditions will constrain revenue growth through 2004 as visibility over revenues remains poor and a sustained increase in corporate marketing spending on new exhibit construction has not materialized to date. If the prolonged weakness in demand and pricing pressures continue, revenue could decline further and operating income could be similarly affected. Management remains focused on cost control, productivity improvements and pricing strategies in order to preserve and enhance operating margins over the longer-term.

      Travel and Recreation Services. Revenues of the travel and recreation businesses were $3.9 million, an increase of 20.0 percent from $3.3 million in the first quarter 2003. The operating loss of $1.3 million for the first quarter 2004 was an improvement as compared with a loss of $1.6 million in 2003. These results reflect the normal seasonal pattern for the first quarter. Continued threats of terrorism and the troubled state of the airline industry (particularly with respect to Air Canada) continue to hamper leisure travel to Viad’s recreation properties which may continue to dampen future results.

      Corporate Activities and Minority Interests. Corporate activities and minority interests increased $465,000 primarily due to expenses associated with the spin-off of the Payment Services segment in the first quarter 2004 as compared to the first quarter 2003.

      Net Interest Expense. Net interest expense decreased to $1.0 million in the first quarter 2004 from $3.0 million in the first quarter 2003. Lower average outstanding debt balances of $109.0 million was the key driver of this decline along with lower average interest rates on those balances.

      Income Taxes. The effective tax rate in the 2004 first quarter was 29.3 percent compared to 27.0 percent for the first quarter 2003. The relatively low effective tax rate compared to the statutory federal rate of 35.0 percent was primarily attributable to tax-exempt income from the Payment Services segment. The higher effective tax rate in 2004 as compared to 2003 was due to a lower proportion of tax-exempt income to pre-tax income.

Years Ended December 31, 2003, 2002 and 2001

     2003 vs. 2002

      Revenues for 2003 decreased 2.9 percent to $1.51 billion from $1.55 billion in 2002. The decline was primarily driven by lower sales in the Convention and Event Services segment due to negative show rotation and weaker demand for the design and construction of new exhibits. The decrease was partially offset by increased revenues in the Payment Services segment resulting from growth in money transfer transaction volume. Income from continuing operations before income taxes was $153.8 million for 2003 compared with $121.0 million for 2002. The increase was primarily due to the restructuring charge recorded in 2002, the restructuring reversal in 2003, lower net interest expense in 2003 as compared to 2002 and lower corporate activities and minority interest expense in 2003. These favorable results aggregating approximately $37 million were offset by lower operating income of $4.2 million, which was largely the result of lower net interest margin on the float portfolio, reflecting the lower interest rate environment, as well as other-than-temporary impairment charges and interest income adjustments in the Payment Services segment.

      Net income for 2003 was $113.9 million, or $1.31 per share, compared to $57.9 million, or $0.65 per share, for 2002. Net income included the reversal of certain discontinued operations reserves of $2.5 million ($1.5 million after-tax) during 2003. Net income also included $1.8 million and $2.6 million in after tax earnings from Game Financial in 2003 and 2002, respectively.

      Payment Services. Revenues of the Payment Services segment were $737.2 million for 2003, a 4.2 percent increase from comparable 2002 revenues of $707.7 million. The Payment Services segment operating income was $111.9 million, a 7.7 percent decrease from 2002 segment operating income of $121.3 million. Operating margins were 15.2 percent in 2003 compared to 17.1 percent in 2002.

      The Payment Services segment operating income and margin declines were driven by the lower interest rate environment on the Payment Services investment portfolio (float portfolio) and by other-than-temporary impairment charges of $27.9 million (an increase of 8.3 percent) and interest income reductions of $4.3 million (an increase of 37.8 percent) in 2003 compared to $25.8 million and $3.1 million, respectively, in 2002. The Payment Services segment evaluates investments with an investment grade rating of “A” and below for impairment under EITF Issue No. 99-20 “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” When an adverse change in estimated cash flows occurs and the fair value of a security is less than its carrying value, the investment is written down to fair value. These charges related primarily to structured notes held in the portfolio, and to a lesser extent, certain asset-backed securities and collateralized mortgage obligations. The structured investments consist of an investment grade security, generally a U.S. Treasury strip security combined with an investment in the residual interest in a collateralized debt obligation, or in some cases, a limited partnership interest. Future adverse cash flow changes related to the investments subject to EITF Issue No. 99-20 could result in additional impairment charges. The charges above were partially offset by net realized gains of $23.0 million and $16.5 million in 2003 and 2002, respectively. Additionally, the Payment Services segment recorded a curtailment gain of $2.4 million related to the freezing of the defined benefit pension plan.

      The money transfer business continued to show strong results with total transaction volume growing 32 percent, led by strong international transaction volume and urgent bill payment volume. Internationally originated transactions grew by over 29 percent and domestically originated transactions, including the urgent bill product, grew by 36 percent. However, money order volume was down six percent compared to 2002 due to the loss of certain agents, partially offset by strong growth in sales at Wal-Mart. Management believes that the money order market as a whole has generally been declining and will continue to decline in the future.

      Although PrimeLink (official check outsourcing services) was not a strong driver of revenue and operating income due to lower interest rates and impairment charges, it continued to show growth in balances and new signings. As noted in the table below, the average daily balance of investments for 2003 was $7.0 billion, up 14 percent from 2002 levels, primarily driven by the PrimeLink official check outsourcing business. Payment Services investment income represented approximately 40 percent of the total Payment Services revenue in 2003 compared with 44 percent in 2002. Float income is affected by the level of investment balances and the yield on investments. Float income (see “— Non-GAAP Measures” for description and reconciliation of float income to Payment Services investment income reported in the consolidated statements of income) and expense associated with the Payment Services segment’s investment portfolio for the years ended December 31 were as follows:

	2003			2002

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate(3)	Balance	Expense	Rate(3)

	(in thousands)
Investments substantially restricted for payment service obligations(1)	$6,979,248	$323,098	4.63%	$6,131,145	$351,331	5.73%
Payment service obligations(2)	5,615,562	232,336	4.14%	4,706,324	240,152	5.10%

Net float income and margin		$90,762	1.30%		$111,179	1.81%

(1)	The Payment Services segment is regulated by various state agencies, which generally require the Payment Services segment to maintain liquid assets and investments with an investment rating of A or higher, in an amount generally equal to the payment service obligation for regulated payment instruments such as teller and agent checks, money orders and money transfers. In addition, the Payment Services segment has contractual arrangements that generally require maintenance of liquid assets and investments in an amount equal to the payment instruments, namely cashiers checks. Due to these regulations, a substantial amount of funds, agent receivables and investments are not available to satisfy working capital or other financing requirements of the Payment Services segment. The amount of funds, agent receivables and investments that are “restricted,” either for regulatory or contractual purposes, is equal to the total amount of payment service obligations ($7.4 billion and $7.8 billion at December 31, 2003 and 2002, respectively).

(2)	Commissions are paid to financial institution customers based upon average outstanding balances generated by the sale of PrimeLink products only. The expense reported includes those payments made to financial institution customers, costs associated with swaps and the sale of receivables program. The average balance in the table reflects only the payment service obligations for which commissions are paid and does not include the average balance of the sold receivables ($428 million and $440 million for 2003 and 2002, respectively) as these are not recorded on the consolidated balance sheets. Commission expense is classified in “Costs of services” in the consolidated statements of income.

(3)	“Yield/Rate” percentages are calculated by dividing the applicable amount shown in the “Income/Expense” column by the related amount shown in the “Average Balance” column. The “Net float margin” is calculated by dividing “Net float income” by the “Average balance of investments substantially restricted for payment service obligations.”

      Float income was $323.1 million in 2003 compared to $351.3 million in 2002, a decrease of 8.0 percent. The float income decrease was primarily driven by lower interest rates which drove float income down by $76.8 million, reflecting an average investment yield of 4.63 percent, or a 110 basis point decline from 5.73 percent in 2002. During the same period, the Fed Funds rate declined by 54 basis points and the 5-year U.S. Treasury Note declined by 93 basis points.

      The lower interest rates earned on the portfolio in 2003 compared to 2002 was primarily due to the unprecedented mortgage refinance activity. The Payment Services segment typically maintains between $400 million and $750 million in short-term, liquid balances to fulfill its payment service obligations. The average balance for 2003 was $640 million compared to $539 million for 2002. Unprecedented mortgage refinancing activity drove an increase in the sale of official checks resulting in higher average float balances. These higher balances were invested at lower rates compared to 2002. In addition, refinancing activity drove a significant increase in the prepayments of mortgage-backed debt securities held in the portfolio, resulting in the reinvestment of these funds at lower interest rates. The decline in float income due to lower rates was partially offset by an increase in float income of $48.6 million resulting from higher average float balances. The Payment Services segment had $3.0 billion (or 50 percent) and $3.4 billion (or 57 percent) of its total float portfolio invested in mortgage-backed securities at December 31, 2003 and 2002, respectively.

      Commission expense was $232.3 million in 2003, a decrease of $7.8 million, or 3.3 percent from 2002, primarily driven by lower interest rates. The commission expense decrease attributable to lower interest rates was $54.2 million reflecting an average commission rate of 4.14 percent for 2003, or a 96 basis point decline from 5.10 percent in 2002. The decline in commission expense was due to lower interest rates and was partially offset by higher average balances resulting in higher expense of $46.4 million. Commission expense includes amounts paid to financial institution customers based upon average outstanding balances generated by the sale of PrimeLink products, net payments made to counterparties of swap agreements, and the discount on the sale of receivables. Commissions paid to customers generally are variable based on short-term interest rates; however, a substantial portion of the commission expense has been fixed through the use of interest rate swap agreements. In addition, Viad has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from its money order agents. These receivables are sold to commercial paper conduits sponsored by a financial institution. Such receivables are removed from the balance sheet at the time of sale. The receivables are sold to accelerate the Payment Services segment’s cash flow for investment in permissible securities and are sold at a discount based upon short-term interest rates. The discount is included in commission expense.

      Net float income (see “— Non-GAAP Measures” for description and reconciliation of net float income to float income, and Payment Services investment income reported in the consolidated statements of income) was

$90.8 million in 2003, down $20.4 million, or 18.4 percent, from 2002 primarily due to lower interest rates. The decrease in net float income attributable to a decline in float interest rates was $35.8 million, and was partially offset by increased float income of $15.4 million due to balance growth. Net float margin was 1.30 percent, reflecting a 51 basis point decline from 1.81 percent in 2002. As mentioned above, refinancing activities led to an increase in the sale of official checks and, therefore, an increase in float balances. However, a substantial portion of these balances were invested at short-term interest rates equal to or less than the interest rates paid out in commissions to financial institution customers, thus reducing net float margin. Although commissions and the discount on the sale of receivables program benefited from lower short-term interest rates, the fixed-rate swap agreements mitigated a portion of the benefit of reduced interest rates. Operating income and margins were negatively impacted as the pay-fixed interest rate swaps used to fix the cost of variable rate commissions paid to official check banks matured at a slower rate than investments in mortgage-backed securities that prepaid more rapidly than expected. Also contributing to the margin decline was a change in product mix reflecting higher overall growth in the PrimeLink business, which has lower net float margins than the balances generated by the money order business. If interest rates remain low and refinancing activity continues to be strong, revenue and operating income growth could continue to be constrained.

      The following table, for the years ended December 31, assists in understanding the impact on net float income of changes in investment balances and payment services obligation balances, and the change in interest rates. The amounts in the table represent (1) the dollar amount of change in interest income and (2) the dollar amount of change in commission (interest expense). The changes are attributable to (a) changes in balances (change in balances times the prior year rate), and (b) changes in rates (change in rate times the current year balances). For example, in order to calculate the impact of the change in balances for float income the calculation is the increase in balances of $848,103 ($6,979,248 minus $6,131,145) multiplied by the prior year annual rate of 5.73%. There will be slight differences due to rounding.

	2003 vs 2002

		Yield/
	Balance	Rate	Total

	(in thousands)
Float income	$48,599	$(76,832)	$(28,233)
Commission expense	$46,396	$(54,212)	$(7,816)
Net float income	$15,379	$(35,796)	$(20,417)

      One of the Payment Services segment objectives in managing the float portfolio is to mitigate the risk to earnings created by changing interest rates. To mitigate that risk, interest rate derivatives are entered into that effectively limit exposure to the floating rate commission payments to financial institution customers. These derivatives effectively convert the variable interest rate to a fixed rate. The fair value of Viad’s derivative positions fluctuate with interest rate changes. These fluctuations in the fair value of Viad’s derivatives are reflected as increases or decreases to a component of stockholders’ equity. Changes in the value of the available-for-sale investment portfolio are also reflected as increases or decreases to a component of stockholders’ equity. The change in the fair value of the derivative liability for 2003 resulted in a net increase of $44.1 million in stockholders’ equity, and the net change in the fair value of the available-for-sale investment portfolio resulted in a net increase of $13.6 million in stockholders’ equity. Included in the change related to the available-for-sale portfolio is a $30.2 million increase related to the reclassification of $1.2 billion in investments from held-to-maturity to available-for-sale in the first quarter 2003. Changes in the value of the available-for-sale investment portfolio will generally move in the opposite direction of the derivative values, although they will rarely offset exactly.

      The majority of the money transfer and money order business is conducted through independent agents that provide products and services to consumers at their business locations. These agents collect the funds from consumers and remit the proceeds from these transactions on different remittance schedules. Moreover, the Payment Services Segment has made, and may in the future make, secured or unsecured loans to retail agents under limited circumstances or allow agents to retain funds for a period of time before remittance. As a result, there is credit exposure to agents, which averages approximately $1.0 billion, representing a combination of money orders, money transfers, bill payment proceeds, and loans. This credit exposure is spread across more than 27,000 agents, approximately 25 of which owe in excess of $5 million each at any one time.

      The Payment Services segment assesses the creditworthiness of prospective agents and maintains a credit risk management discipline in order to monitor the credit risk of all active agents on an ongoing basis. Additionally, steps are taken to minimize agent credit risk, such as requiring owner guarantees, corporate guarantees and other forms of security, where appropriate. This discipline, along with the wide dispersion of risk among a large number of agents, the relatively low dollar amount of risk exposure with each agent, the variety of industries which agents represent, and their geographic distribution, has led to relatively low credit losses. For 2003 and 2002, the agent net default rate was less than one percent of average credit exposure.

      The Payment Services segment is not insured against credit losses, except in circumstances of agent theft or fraud. If an agent becomes insolvent, files for bankruptcy, commits fraud that is not covered by insurance or otherwise fails to remit money order or money transfer proceeds to us, the Payment Services segment must nonetheless pay the money order or complete the money transfer on behalf of the consumer.

      Convention and Event Services. Revenues of the Convention and Event Services segment were $717.3 million in 2003, a decrease of 8.8 percent from the 2002 revenues of $786.2 million. Segment operating income was $44.9 million in 2003 compared to $36.5 million in 2002, up 23.1 percent. Segment operating margins were 6.3 percent and 4.6 percent in 2003 and 2002, respectively.

      The convention show services business experienced an 8.2 percent decrease in revenues, however, operating income increased during the year. Revenues were $521.4 million in 2003 compared to $568.3 million in 2002. The decline in revenues largely resulted from net negative show rotation, where shows rotating out of 2003, such as the International Manufacturing Technology Show, outweighed the shows rotating into 2003, such as the National Plastics Expositions and Worldwide Food Show. The sequential year-over-year declines in tradeshow attendance, the number of exhibiting companies and convention square footage resulting from weak overall economic conditions since 2001 have led to lower demand for services, cancelled shows and tradeshow shrinkage which contributed to the revenue decline. Furthermore, political instability in the Middle East and threats of terrorism continue to impact travel, which adversely affects the convention and events industry. The improvement in operating income reflects increased operating efficiency and cost containment. Management continues to emphasize cost containment initiatives in response to the current economic environment and uncertainty regarding near-term revenue growth.

      Within the Convention and Event Services segment, the exhibit design and construction business experienced a 10.1 percent decrease in revenues during the year. Exhibit design and construction revenues were $195.8 million in 2003 compared to $217.9 million in 2002. The decline in revenues was driven by weak demand for the design and construction of new exhibits, primarily due to diminished corporate spending and continued softness in the general economy, as many exhibitors elected to reuse or refurbish existing exhibits rather than placing orders for new construction. Visibility in this industry continues to be poor. If the weak demand for the design and construction of new exhibits continues, revenues could decline further and operating income could be similarly affected. Operating income during 2003 was down slightly primarily due to the revenue decline which was partially offset by the effectiveness of management initiatives to improve performance, including restructuring efforts.

      In the fourth quarter 2002, as a result of decreased visibility over revenues and continued uncertainties regarding improvements in the tradeshow industry, Viad approved a restructuring plan resulting in a restructuring charge of $20.5 million ($13.3 million after-tax). Of the total restructuring charge, $19.3 million was included in the consolidated statements of income under the caption “Restructuring charges (recoveries)” and $1.2 million as “Costs of services.” The components of the $20.5 million charge consisted of employee severance and benefits of $2.9 million, facility closure and lease termination costs of $12.8 million (net of estimated sublease income), asset impairments related to fixed assets and inventories of $4.1 million and other charges of $650,000. In the fourth quarter 2003, restructuring recoveries totaling $3.5 million were recorded resulting from changes in estimates of net future cash outflows, mainly related to favorable sublease income at restructured facilities. At March 31, 2004, a remaining liability of $6.0 million related to the 2002 restructuring is included in the consolidated balance sheets.

      Travel and Recreation Services. Revenues of the travel and recreation businesses decreased $5.1 million, or 8.7 percent, to $53.2 million in 2003. Operating income for the travel and recreation businesses was $10.5 million, a decrease of 23.8 percent from $13.7 million in 2002. Operating margins for 2003 and 2002 were 19.7 percent and 23.6 percent, respectively. These businesses were negatively impacted by a continued decline in the world travel market due to ongoing threats of terrorism, the war in Iraq, health issues (SARS, Mad Cow Disease and West Nile virus), Air Canada’s financial difficulties and wildfires in and around Glacier National Park, Montana.

      Since the events of September 11, 2001, worldwide leisure travel has been on a steady decline, directly affecting the travel and recreation businesses with reduced visitation during 2002 and again in 2003. In 2003, these businesses were also severely affected by the announcement in April 2003 that Air Canada, which serves a large portion of visitors to these businesses, was experiencing financial difficulty and had filed for protection under Canada’s “Companies’ Creditors Arrangement Act.” This event reduced the capacity of transportation available for visitors to western Canada. Visitor travel from Asia, long a key market for these businesses, was significantly lower in 2003, primarily due to the outbreak of SARS in Asia in late 2002. A subsequent SARS outbreak in Canada reduced the number of travelers coming to Canada from the United States and Europe.

      Lastly, during the peak summer season of 2003, wildfires in and around Glacier National Park forced the closure and evacuation of many of Viad’s hotels and attractions. Despite the fact that the fires were under control in late summer, significant reservation cancellations left the businesses operating far below capacity. Given Glacier National Park’s limited visitation season, the lost business could not be recouped elsewhere.

      The impact of the above reductions in revenue in 2003 from 2002 also impacted operating income. While certain of the costs of these businesses can be pared down for certain fluctuations in visitor attendance, many of the unforeseen events of 2003 left these businesses with excess costs relative to revenue. The forest fires, in particular, forced these businesses to maintain overhead costs to ensure sufficient resources were available to facilitate the closures and subsequent re-openings, and to service the visitors. Thus, while revenues were down 8.7 percent, expenses could not be shed as rapidly, resulting in an operating income decline that far exceeded the revenue decline.

      Corporate Activities. Corporate activities expense decreased $4.5 million from 2002 to 2003. This decrease was due primarily to a decrease in certain administrative expenses in 2003 as compared to 2002. In addition, 2003 included a curtailment gain of $1.4 million related to the freezing of Viad’s defined benefit pension plan.

      Other Investment Income. Investment income decreased $7.6 million due primarily to decreased Corporate investments which were primarily used to repay $100 million of medium-term notes and to fund the MIL minority interest acquisition. This resulted in lower average investment levels which, combined with lower average interest rates, drove the decline. Additionally, 2002 investment income included $3.5 million of interest income associated with a federal income tax refund for the 1994 through 1996 tax years.

      Interest Expense. Interest expense decreased to $8.8 million in 2003 from $19.3 million in 2002 as a result of the debt repayment and lower average interest rates throughout the year and the reversal of $4.6 million of previously accrued interest due to favorable income tax settlements. From 2002 to 2003, Viad’s average outstanding debt balances decreased by approximately $79.2 million while the weighted average interest rate declined by approximately 119 basis points.

      Minority Interests. The decrease in minority interest expense of $5.5 million in 2003 from 2002 was due to the Payment Services segment’s acquisition of the remaining 49 percent interest in MIL.

      Income Taxes. The effective tax rate was 28.1 percent in 2003 compared to a 23.1 percent tax rate in 2002. The relatively low effective rate compared to the statutory federal rate of 35.0 percent was primarily attributable to tax-exempt income from the Payment Services segment. The increase in the effective tax rate year-over-year was due to a lower proportion of tax-exempt income to pre-tax income in 2003 compared to 2002. The higher rate for 2003 resulted from the shift in the mix of investments from nontaxable to taxable investments. Even though nontaxable investments generally have higher after-tax yields than taxable investments, Viad has shifted its mix of nontaxable and taxable investments to balance its alternative minimum tax position.

2002 vs. 2001

      During 2002, the Convention and Event Services segment continued to experience a reduction in the number and size of tradeshows and further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than place new orders. As a result of decreased visibility over future revenues and continued uncertainties regarding improvements in the tradeshow industry, the Convention and Event Services segment revised its forecasted demand and re-evaluated its manufacturing capacity requirements and cost structure during the fourth quarter of 2002. Accordingly, Viad recorded a 2002 fourth quarter restructuring charge totaling $20.5 million ($13.3 million after-tax) of which $1.2 million relating to consulting fees incurred and the write-down of certain inventories was charged to “Costs of services” in the consolidated statements of income. The remaining $19.3 million was classified under “Restructuring charges (recoveries)” in the consolidated statements of income. The restructuring relates to the closure and consolidation of certain facilities, severance and other costs related to the elimination of approximately 230 positions across numerous regions, business functions and job classes. The charge also includes amounts for the disposal (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (net of estimated sublease income) and other exit costs. Viad had substantially completed the restructuring activities at December 31, 2003; however, payments due under long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will be made over the varying terms of the individual separation agreements. During 2001, a restructuring charge of $66.1 million ($39.9 million after-tax) was recorded primarily related to the Convention and Event Services segment for which the related restructuring activities had been completed by the end of 2002. At March 31, 2004, a remaining liability of $13.3 million related to the 2001 restructuring is included in the consolidated balance sheets.

      In 2002, Viad adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and certain other intangible assets no longer be amortized, but, instead, be tested for impairment. Concurrent with the adoption of SFAS No. 142, Viad performed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. Viad determined that no impairment existed for other intangible assets, but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recorded related to goodwill at the Exhibitgroup/Giltspur reporting unit of the Convention and Event Services segment. See “— Critical Accounting Policies” for additional discussion related to goodwill impairment testing.

      Revenues for 2002 were $1.55 billion, down slightly from the 2001 revenues of $1.58 billion. The Payment Services segment revenue increased by $72.1 million over the prior year, while the Convention and Event Services segment revenue decreased by $97.8 million over the prior year. Viad also had a slight decline in its travel and recreation services businesses.

      Net income for 2002 was $57.9 million, or $0.65 per share, as compared with the 2001 amount of $44.6 million, or $0.50 per share ($58.8 million, or $0.67 per share when adjusted for SFAS No. 142). Net income included $2.6 million and $4.1 million in after-tax earnings from Game Financial in 2002 and 2001, respectively.

      There were 394,000 additional average outstanding and potentially dilutive common shares in 2002 than in 2001. This was largely driven by significant stock option exercise activity during the first half of 2002, partially offset by the 2002 resumption of the stock repurchase program described in “Liquidity and Capital Resources.”

      Payment Services. Revenues of the Payment Services segment were $707.7 million in 2002, an 11.3 percent increase over revenues of $635.6 million in 2001. Segment operating income was $121.3 million, a 4.9 percent increase over operating income of $115.6 million in 2001 (or down $2.6 million from $123.8 million when adjusted for SFAS No. 142). Operating margins of 17.1 percent in 2002 were down slightly compared to 18.2 percent in 2001 (or down from 19.5 percent when adjusting 2001 for the impact of SFAS No. 142).

      The increase in the Payment Services segment operating income was driven by continued growth in the money transfer business. The Payment Services segment experienced double-digit growth in the number of locations that sell or provide both money orders and money transfer services, including 2,851 U.S. Wal-Mart locations. The money transfer business continued to show strong results with transaction volume growing

33 percent from 2001 to 2002, led by strong international money transfer and urgent bill payment volume. The agent base of the money transfer business expanded by 14 percent over 2001. Growth in the U.S. to Mexico corridor was down slightly over 2001, however the money transfer fixed-price product, Cambio Plus, continued to grow in the high teens on a percentage basis. These results were reduced by the other-than-temporary impairment losses of $25.8 million and interest income reductions of $3.1 million in 2002 as compared to similar losses and reductions of $4.6 million (which excludes a $3.0 million, or $1.9 million after-tax, adjustment for a cumulative effect of a change in accounting principle related to the adoption of EITF Issue No. 99-20) and $2.8 million, respectively, in 2001. These losses were partially offset by net realized gains of $16.5 million in 2002 and fully offset by net realized gains of $11.9 million in 2001. Furthermore, money order volume and related average investable balances were down slightly compared to 2001 as some agents were eliminated and fewer agents were approved in order to manage the credit quality of the money order business. Management believes that the money order market as a whole has generally been declining and will continue to decline in the future.

      As noted in the table below, the average daily balance of investments for 2002 was $6.1 billion, up 23 percent from 2001 levels primarily driven by the official check business. Payment Services investment income represented approximately 44 percent of total Payment Services segment revenue in 2002 and in 2001. Float income is affected by the level of investment balances and the yield on investments. Float income (see “Non-GAAP Measures” for description and reconciliation of float income to Payment Services investment income reported in the consolidated statements of income) and expense associated with the Payment Services segment’s investment portfolio for the years ended December 31 were as follows:

	2002			2001

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate(3)	Balance	Expense	Rate(3)

	(in thousands)
Investments substantially restricted for payment service obligations(1)	$6,131,145	$351,331	5.73%	$4,984,698	$306,145	6.14%
Payment service obligations(2)	4,706,324	240,152	5.10%	3,490,246	208,273	5.97%

Net float income and margin		$111,179	1.81%		$97,872	1.96%

(1)	The Payment Services segment is regulated by various state agencies, which generally require the Payment Services segment to maintain liquid assets and investments with an investment rating of A or higher, in an amount generally equal to the payment service obligation for regulated payment instruments such as teller and agent checks, money orders and money transfers. In addition, the Payment Services segment has contractual arrangements that generally require maintenance of liquid assets and investments in an amount equal to the payment instruments, namely cashiers checks. Due to these regulations, a substantial amount of funds, agent receivables and investments are not available to satisfy working capital or other financing requirements of the Payment Services segment. The amount of funds, agents receivables and investments that are “restricted,” either for regulatory or contractual purposes, is equal to the total amount of payment service obligations ($7.8 billion and $6.6 billion at December 31, 2002 and 2001, respectively).

(2)	Commissions are paid to financial institution customers based upon average outstanding balances generated by the sale of official check products only. The expense reported includes those payments made to financial institution customers, costs associated with swaps and the sale of receivables program. The average balance reflects only the payment service obligations for which commissions are paid and does not include the average balance of the sold receivables ($440 million and $444 million for 2002 and 2001, respectively) as these are not recorded on the consolidated balance sheets. Commission expense is classified in “Costs of services” in the consolidated statements of income.

(3)	“Yield/ Rate” percentages are calculated by dividing the applicable amount shown in the “Income/ Expense” column by the related amount shown in the “Average Balance” column. The “Net float margin” is calculated by dividing “Net float income” by the “Average balance of investments substantially restricted for payment service obligations.”

      Float income was $351.3 million in 2002 compared to $306.1 million in 2001, an increase of 14.8 percent. The growth was primarily due to higher average float portfolio balances, which increased by $1.1 billion or 23 percent. The float income increase attributable to the balance growth was $70.1 million and was partially offset by an income decrease of $24.9 million due to an interest rate decline reflecting an average investment yield of 5.73 percent, or a 41 basis point decline from 6.14 percent in 2001. During 2002, the 5-year U.S. Treasury Note declined 70 basis points and the Fed Funds rate declined over 200 basis points.

      The Payment Services segment maintains approximately $400 million to $750 million in short-term, highly liquid balances in order to fulfill its payment service obligations. Lower yields were earned on these short-term balances during 2002 due to interest rate declines. In addition, the dramatic decline in interest rates resulted in unprecedented and volatile mortgage refinancing activity during 2002. Refinancing activities caused an increase in the sale of official checks and an increase in float balances. The refinancing activity also drove a significant increase in the prepayments of mortgage-backed debt securities, resulting in the investment of these funds at lower interest rates. The Payment Services segment had $3.4 billion (or 57 percent) and $3.1 billion (or 51 percent) of its total float portfolio invested in mortgage-backed securities as of December 31, 2002 and 2001, respectively.

      Commission expense was $240.2 million in 2002, an increase of $31.9 million, or 15.3 percent from 2001, primarily due to higher average balances of $1.2 billion. The commission expense increase attributable to the higher average balances was $72.6 million and was partially offset by an expense decrease of approximately $40.7 million due to lower interest rates. Commission expense includes amounts paid to financial institution customers based upon their average outstanding balances generated by the sale of PrimeLink products, net payments made in connection with swap agreements, and the discount on the sale of certain agent receivables. Commissions paid to customers are generally variable based on short-term interest rates; however, a substantial portion of the commission expense has been fixed through the use of interest rate swap agreements. In addition, Viad has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from its money order agents. These receivables are sold to commercial paper conduits sponsored by a financial institution. Such receivables are removed from the balance sheet at the time of sale. The receivables are sold to accelerate the Company’s cash flow for investment in permissible securities and are sold at a discount based upon short-term interest rates.

      Net float income (see “— Non-GAAP Measures” for description and reconciliation of net float income to float income, and Payment Services investment income reported in the consolidated statements of income) was $111.2 million in 2002, up $13.3 million or 13.6 percent from 2001, primarily due to increased balances. This increase was partially offset by a decline in interest rates, reflecting a net float margin of 1.81 percent, or a 15 basis point decline from 1.96 percent in 2001. The margin decline was a result of a lower interest rate environment as short-term and float balances earned lower yields and proceeds from prepayments and sales were reinvested at lower yields. As mentioned above, refinancing activities caused an increase in the sale of official checks and therefore an increase in float balances. However, a substantial portion of these balances were invested at short-term interest rates equal to or less than the interest rates paid out in commissions to financial institution customers, thus reducing net float margin. Although commissions and the discount on the sale of receivables program benefited from lower short-term interest rates, the fixed rate derivatives used to mitigate the effects of fluctuations on these expenses have contractual maturities, and therefore, did not benefit from reduced interest rates. Also contributing to the margin decline was a change in product mix reflecting higher overall growth in the official check business, which has lower net float margins relative to the money order business.

      The following table, for the years ended December 31, assists in understanding the impact on net float income of changes in investment balances and payment services obligation balances, and the change in interest rates. The amounts in the table represent (1) the dollar amount of change in interest income and (2) the dollar amount of change in commission (interest expense). The changes are attributable to (a) changes in balances (change in balances times the prior year rate), and (b) changes in rates (change in rate times the current year balances). For example, in order to calculate the impact of the change in balances for float income the calculation is the increase in balances of $1,146,447 ($6,131,145 minus $4,984,698) multiplied by the prior year annual rate of 6.14%. There will be slight differences due to rounding.

	2002 vs 2001

		Yield/
	Balance(1)	Rate(1)	Total

	(in thousands)
Float income	$70,091	$(24,905)	$45,186
Commission expense	$72,567	$(40,688)	$31,879
Net float income	$22,408	$(9,101)	$13,307

      The Payment Services segment uses interest rate derivatives to mitigate its exposure to the floating rate commission payments to financial institution customers. The fair value of these derivatives can fluctuate with interest rate changes, and are reflected as increases or decreases to a component of stockholders’ equity. Changes in the value of the available-for-sale investment portfolio are also reflected as increases or decreases to a component of stockholders’ equity. The change in the fair value of the derivative liability for 2002 was a net decrease of $96.7 million in stockholders’ equity, while the net change in the fair value of the available-for-sale investment portfolio was a net increase of $60.4 million in stockholders’ equity. Changes in the value of the available-for-sale investment portfolio will generally move in the opposite direction of the derivative values although they will rarely offset. The main objective in entering into the derivatives is to first mitigate the risk on earnings due to the change in interest rates and secondarily to mitigate the risk to equity.

      Convention and Event Services. Revenues of the Convention and Event Services segment were $786.2 million in 2002, a decrease of 11.1 percent from the revenues of $884.0 million in 2001. Segment operating income was $36.5 million in 2002 compared to $32.6 million in 2001 (or $40.4 million when adjusted for SFAS No. 142). Segment operating margins were 4.6 percent and 3.7 percent in 2002 and 2001, respectively. When adjusting 2001 for the impact of SFAS No. 142, the operating margin would have been 4.6 percent.

      Within the Convention and Event Services segment, the convention show services business experienced a 5.9 percent decrease in revenues, however, operating income increased during the year. Revenues were $568.3 million in 2002 compared to $604.1 million in 2001. The decline in revenues largely reflects lower demand for services and tradeshow shrinkage due to overall weak economic conditions. Since 2001, and throughout 2002, the tradeshow industry experienced sequential declines in tradeshow attendance, the number of exhibiting companies, and convention square footage. Tradeshow activity also reflects industry-specific conditions. Show shrinkage was significant in the technology and telecommunications sectors, while health-related shows had slightly improved and other service industries had stabilized. During 2002, several shows were canceled, scaled-back or lost to competitors. However, these declines were partially offset by new business in 2002 such as the Comdex and International Manufacturing Technology shows, and positive show rotation related to the ConExpo/ ConAg and International Woodworking shows, as these events do not occur every year. Operating income improvements during 2002 primarily reflect improved margins and lower costs as the benefit of a previous restructuring had largely been realized.

      The exhibit design and construction business experienced a 22.1 percent decrease in revenues during the year. Exhibit design and construction revenues were $217.9 million in 2002 compared to $279.9 million in 2001. Revenues were negatively impacted by declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than placing new orders. Operating income performance was poor during 2002 primarily due to the decline in revenues, excess manufacturing capacity, and certain inefficiencies. As discussed above, due to decreased visibility over revenues and continued uncertainties regarding improvements in the tradeshow industry, the Convention and Event Services segment recorded a restructuring charge of $20.5 million ($13.3 million after-tax). The restructuring plan was primarily focused on cost reductions through centralizing manufacturing capacity from five locations to three and centralizing certain support functions. Viad substantially completed the restructuring activities during 2003, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will be made over the varying terms of the individual separation agreements.

See “Critical Accounting Policies” for additional discussion of the accounting method related to the 2002 restructuring. During 2001, a restructuring charge of $66.1 million ($39.9 million after-tax) was recorded related to the Convention and Event Services segment for which the related restructuring activities were completed by the end of 2002.

      Travel and Recreation Services. Revenues of the travel and recreation businesses decreased $3.2 million, or 5.2 percent, to $58.3 million in 2002. Operating income for the travel and recreation businesses was $13.7 million, a decrease of 6.5 percent from that of 2001. Operating margins for 2002 and 2001 were 23.6 percent and 23.9 percent, respectively. When adjusting 2001 for the impact of SFAS No. 142, operating income would have been $15.6 million (with a 2002 decrease of 11.6 percent) and the operating margin would have been 25.3 percent. The revenue decrease resulted primarily from a continued decline in the world travel market.

      Corporate Activities. Corporate activities expense increased $5.1 million from 2001 to 2002. This increase was due largely to $2.5 million for legal, investment banking, and other costs incurred in connection with a contemplated initial public offering of Travelers Express. Additional increases related to higher insurance premiums and employee benefit costs in 2002.

      Other Investment Income. Investment income increased $4.9 million in 2002 due primarily to $3.5 million of interest income received associated with a federal income tax refund for the 1994 through 1996 tax years and an increase in investment income associated with Corporate investments due to higher average investment levels during 2002, partially offset by lower average interest rates.

      Interest Expense. Interest expense decreased to $19.3 million in 2002 from $25.9 million in 2001 as a result of steadily declining average outstanding debt balances and average interest rates throughout the year. Approximately 42 percent and 38 percent of the average debt outstanding during 2002 and 2001, respectively, were related to short-term borrowings that were subject to variable interest rates.

      Minority Interests. The increase in minority interest expense of $4.3 million in 2002 from 2001 relates to strong growth in the Payment Services segment’s 51 percent interest in MIL. In January 2003, Viad purchased the remaining 49 percent interest in MIL.

      Income Taxes. The 2002 effective tax rate was 23.1 percent, up from a 30.0 percent tax benefit in 2001 predominantly due to the restructuring charges and other items recorded in 2001. Excluding the effect of the 2002 and 2001 restructuring charges and other items, the 2002 effective tax rate was 24.8 percent, up from 22.1 percent in 2001. When adjusted for the impact of SFAS No. 142 the effective tax rate in 2001 would have been 22.1 percent. The relatively low rate compared to the statutory federal rate is primarily attributable to tax-exempt income from Viad’s Payment Services segment. The higher rate for 2002 is due to lower tax-exempt investment income in proportion to total pre-tax income resulting from the shift in the mix of investments from nontaxable to taxable investments.

Liquidity and Capital Resources

      Cash and corporate investments were $159.9 million at March 31, 2004 as compared to $163.1 million at December 31, 2003. The net decrease in cash and corporate investments was primarily due to the sale of Game Financial. At December 31, 2003, $33.6 million of cash related to Game Financial operations was included in the cash and corporate investments balance. The cash balances (and other net assets) related to Game Financial were divested pursuant to the sale transaction, and the gross cash proceeds resulting from the sale of $43.1 million were reinvested by the Payment Services segment. Accordingly, these funds were included in “Investments substantially restricted for payment service obligations” in the consolidated balance sheet at March 31, 2004 and not included in cash and corporate investments. The decrease in cash and corporate investments resulting from the sale of Game Financial was largely offset by cash generated from operations. Cash and corporate investments were $163.1 million at December 31, 2003 as compared to $303.6 million at December 31, 2002, with the decrease primarily due to the repayment of $100 million related to certain medium-term senior notes that matured and a capital contribution to Travelers Express to acquire the minority interest share of MIL described below, partially offset by cash generated from 2003 operations. Corporate investments are included in the balance sheet caption “Other investments in securities.”

      In January 2003, MoneyGram Payment Systems, Inc., a subsidiary of Travelers Express, acquired the 49 percent minority interest in MIL from Travelex Group Plc. (“Travelex”). MIL, a London-based joint venture between MoneyGram Payment Systems, Inc. and Travelex, provides international sales and marketing services for MoneyGram Payment Systems, Inc., primarily in Europe, Africa, Asia and Australia. Prior to the acquisition, MoneyGram Payment Systems, Inc. owned a 51 percent interest in MIL. In connection with the transaction, MoneyGram Payment Systems, Inc. paid approximately $98.1 million to Travelex. In addition, MIL paid a dividend to Travelex of approximately $8.1 million concurrent with the transaction.

      Viad’s total debt at March 31, 2004 was $252.5 million compared with $251.4 million at December 31, 2003. At December 31, 2002 Viad’s total debt was $361.7 million. The debt-to-capital ratio was 0.22 to 1 at March 31, 2004, 0.23 to 1 at December 31, 2003 and 0.34 to 1 at December 31, 2002. Capital is defined as total debt (excluding $4.75 preferred stock subject to mandatory redemption) plus minority interests and common stock and other equity. In June 2004, Viad Corp repurchased a substantial portion of its outstanding subordinated debentures and medium-term notes, for an aggregate amount of approximately $52.6 million. In April 2004, Viad paid $9.0 million to retire certain outstanding industrial revenue bonds for which it was responsible. Viad expects to record a loss of $3.5 million related to the early extinguishment of the subordinated debentures and medium-term notes above. There were no gains or losses associated with the retirement of Viad’s industrial revenue bonds.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million, and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. MoneyGram intends to negotiate and enter into bank credit facilities providing availability of up to $350 million, in the form of a $250 million revolving credit facility and a $100 million term loan. Of the total $350 million, management expects to borrow $150 million (consisting of the entire $100 million term loan and $50 million under the revolving credit facility) prior to the time of the spin-off. The proceeds will be paid to Viad and used by Viad to repay all or a portion of its outstanding commercial paper (or similar indebtedness). The remaining amount of the credit facilities is expected to be available for general corporate purposes and to support letters of credit. MoneyGram expects that the term of the bank credit facilities will be for periods of up to four years and that the facilities will contain customary terms and conditions. However, any such term loan and revolving credit facilities would not become effective until immediately prior to the spin-off. Immediately subsequent to the spin-off and related transactions, MoneyGram is expected to have approximately $150 million of total debt outstanding representing the borrowing described above. There can be no assurance that MoneyGram will be able to negotiate credit facilities on terms acceptable to MoneyGram. Additionally, New Viad intends to negotiate and enter into bank credit facilities providing availability of at least $100 million for general corporate purposes and to support letters of credit. Management expects that the term of the bank credit facilities will be for a period of up to three years and that the facilities will contain customary terms and conditions. However, any such revolving credit facility would not become effective until immediately after the spin-off. Following the spin-off and related transactions, New Viad is expected to have approximately $24 million of total debt outstanding representing previously existing debt assigned to New Viad pursuant to the spin-off agreements. There can be no assurance that New Viad will be able to negotiate credit facilities on terms acceptable to New Viad. See “Financing Arrangements of MoneyGram” and “Financing Arrangements of New Viad” for status of credit facility negotiations.

      Under a Shelf Registration filed with the Securities and Exchange Commission, Viad can issue up to an aggregate $500 million of debt and equity securities. In 2002, Viad filed an amended Shelf Registration with the Securities and Exchange Commission to update disclosures in the registration statement and to maintain Viad’s financial flexibility. No securities have been issued under the program.

      Viad authorized a stock repurchase program in 1998 for the purpose of replacing Viad common shares issued upon exercise of stock options and in connection with other stock compensation plans, with the intended effect of reducing dilution caused by the issuance of these shares of Viad common stock. This program was on hold for most of 2001 and the first six months of 2002 while cash was conserved given the uncertainty in the economy. In the third quarter of 2002, Viad resumed the 1998 repurchase program and acquired 1.2 million shares for $26.3 million at an average price of $21.89 per share. In the second quarter of 2003, Viad acquired 50,000 shares for $974,000 at a price of $19.47 per share. Prior to the break in the 1998 stock repurchase program, 1.4 million shares of Viad common stock were repurchased in early 2001 for $34.6 million at an average price of $24.45 per share.

      Proceeds from the exercise of stock options, including tax benefits on stock option exercises, totaled $829,000 and $1.0 million for the first three months of 2004 and 2003, respectively, and $4.5 million and $12.7 million in 2003 and 2002, respectively. The level of future cash generated from stock option exercises may vary depending on Viad’s stock price compared to the option exercise price and the ability of the grantees to exercise stock options.

      With respect to working capital, in order to minimize the effects of borrowing costs on earnings, Viad strives to maintain current assets at the lowest practicable levels while at the same time taking advantage of payment terms offered by trade creditors and obtaining advance deposits from customers for certain projects and services. However, working capital requirements may fluctuate from seasonal factors and changes in levels of receivables and inventories caused by numerous business factors.

      Viad has credit facilities totaling $475 million to support general corporate purposes, various letters of credit and a Canadian credit facility. The $475 million includes a $225 million five-year facility and a $250 million 364-day facility. The interest rate applicable to borrowings under the credit facilities is indexed to the London Interbank Offering Rate, plus 87.5 basis points, which includes commitment fees to be paid to committed lenders. Such rates and fees would change should Viad’s debt ratings change. For example, a change from Viad’s current BBB/Baa2 debt rating to a non-investment grade rating, would result in an increase of up to 75 basis points in the interest rate applicable to the credit facilities. To date, Viad has not drawn against these facilities, however, if and/ or when a drawing were to occur, the repayment schedule would be determined at that time. These facilities have been primarily used to backstop Viad’s outstanding commercial paper borrowings and support outstanding letters of credit. The committed lenders pursuant to these two credit facilities include twenty-one major financial institutions with Citigroup as the lead administrative agent and arranger. Short-term borrowings totaling $170.0 million and $168.0 million at March 31, 2004 and December 31, 2003, respectively, have been classified as long-term debt, pursuant to the unused commitments under the applicable credit facilities. Unused commitments (net of amounts used to support short-term borrowings and letters of credit) under the facilities totaled $234.0 million at March 31, 2004. Borrowings under the facilities are subject to various covenants, including a minimum net worth covenant, and a total debt-to-EBITDA financial ratio covenant. The minimum net worth covenant requires maintenance of at least 66 percent of Viad’s net worth at August 31, 2001 plus 25 percent of net income (excluding losses) from August 31, 2001 to the most recent June 30 or December 31 plus all additions to capital from August 31, 2001 to the most recent June 30 or December 31. The minimum net worth permitted under the agreement was $569.5 million at March 31, 2004. The total debt-to-EBITDA covenant requires maintenance of the ratio of total debt to EBITDA of not more than 3.00 to 1.00 for the prior four fiscal quarters. The total debt-to-EBITDA ratio at March 31, 2004 was 1.16 to 1.00. If Viad were to default on any other debt obligation outstanding of at least $25 million in aggregate, it would constitute an event of default with respect to the credit facilities under applicable cross default provisions. At March 31, 2004, Viad was in compliance with all of its covenants. Upon completion of the spin-off transaction, these credit facilities will automatically terminate and be replaced with the separate credit facilities described above related to MoneyGram and New Viad.

      The ability of Viad to maintain its investment grade rating is important because it affects the cost of borrowing. In addition, certain financial institution customers of the Payment Services segment require that Viad maintain an investment grade rating. Any ratings downgrade could increase Viad’s cost of borrowing, result in termination of debt or require certain actions to be performed to rectify such a situation. A downgrade could also have a negative effect on Viad’s ability to attract and retain new or existing customers.

      As a result of the announcement on July 24, 2003 of Viad’s intention to spin-off MoneyGram, the rating agencies put Viad on credit watch with negative implications as it is probable that the existing debt of Viad would not be rated investment grade following the separation of MoneyGram. Viad has announced that it will tender for all public debt, pay off all commercial paper and redeem its preferred stock concurrent with the spin-off. Because the commercial paper market is ratings driven, regardless of the reason for the credit watch, this action may result in increased borrowing costs for Viad in the future.

      Capital expenditures for the three months ended March 31, 2004 totaled $10.0 million as compared to $7.2 million in 2003. Capital expenditures for the year ended December 31, 2003 totaled $42.7 million as compared to $40.2 million in 2002. These expenditures primarily related to certain leasehold improvements, information systems and related costs, and manufacturing and other equipment.

      Capital spending has been reduced by obtaining, where appropriate, equipment and other property under operating leases. Cash flows from operations during the past three years have generally been sufficient to fund capital expenditures, acquire businesses and pay cash dividends to stockholders. Although no assurance can be given, Viad expects operating cash flows and short-term borrowings to be sufficient to finance its ongoing business, maintain adequate capital levels, and meet covenant and investment grade rating requirements. Should financing requirements exceed such sources of funds, Viad believes it has adequate external financing sources available, including unused commitments under its credit facilities, to cover any shortfall. Viad had unused commitments (net of amounts used to support short-term borrowings and letters of credit) under its existing credit facilities of $234.0 million at March 31, 2004.

      The following table presents Viad’s contractual obligations at March 31, 2004:

	Payments due by period

		Less than			After 5
	Total	1 year	2-3 years	4-5 years	years

	(in thousands)
Long-term debt	$245,938	$39,500	$189,503	$1,000	$15,935
Capital lease obligations	6,610	1,095	1,743	784	2,988
Operating leases	163,711	29,832	49,299	34,498	50,082
Derivative financial instruments	180,808	103,529	79,756	(1,657)	(820)
Other long-term obligations(1)	14,897	7,449	7,448	—	—

Total contractual cash obligations	$611,964	$181,405	$327,749	$34,625	$68,185

(1)	Other long-term obligations consist of funding commitments of the Payment Services segment related to collateralized private equity obligations. At March 31, 2004, Viad’s aggregate noncancelable purchase obligations were not significant, and were therefore excluded from the above table.

      In December 2002, GES began occupying and commenced lease payments on a newly constructed facility in Las Vegas, Nevada. The leased property provides GES with approximately 882,000 square feet of combined warehouse, manufacturing and office space. The lease was accounted for as an operating lease, and as such, is not included on Viad’s consolidated balance sheets. The original lease term is 12 years and the aggregate base rental payments over the lease term are approximately $60 million. At March 31, 2004, approximately $54 million of the remaining aggregate base rental payments remain and are included under the caption “Operating leases” above.

      At March 31, 2004, Viad had certain guarantees to third parties on behalf of its subsidiaries. The fair value of these guarantees are not subject to liability recognition in the consolidated financial statements pursuant to FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. These parent-subsidiary guarantees primarily relate to leased facilities (included in operating leases in the table above) and credit or loan arrangements with banks, entered into by Viad’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees existing at March 31, 2004 would be $55.3 million. At March 31, 2004, the aggregate guarantees related to leased facilities were $33.2 million, and expire through January 2015. At March 31, 2004, the aggregate guarantees related to credit or loan arrangements with banks were $22.1 million of which $20.0 million is subject to an ongoing guarantee by a Viad subsidiary commensurate with the subsidiary’s credit facility, and has no expiration date. There are no recourse provisions that would enable Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby Viad could recover payments.

      The Payment Services segment subsidiaries generate funds from the sale of official checks, money orders and other payment instruments, with the related liabilities classified as “Payment service obligations.” Substantially all of the proceeds of these sales are invested in permissible securities, principally high-quality debt instruments. These investments are restricted by the Payment Services segment to the extent that they represent proceeds from the sale of its payment instruments for use by the subsidiaries to satisfy the liability to pay, upon presentment, the face amount of such payment service obligations. Accordingly, these assets are not generally available to satisfy working capital or other financing requirements of Viad. The securities are included in the consolidated balance sheets under the caption, “Investments substantially restricted for payment service obligations.” Certain additional assets of the Payment Services segment subsidiaries relating to payment service obligations, including cash, funds in transit from agents and securities expected to be sold or maturing within one year, are included under the caption, “Funds, agent receivables and current maturities of investments substantially restricted for payment service obligations.” Although the Payment Services segment investment portfolio exposes Viad to certain credit risks, Viad believes the high quality of the investments reduces this risk. Approximately 94 percent of the investments at March 31, 2004 (and approximately 93 percent of the investments at December 31, 2003) have an investment grade rating of A or higher or are collateralized by federal agency securities. Although Payment Services’ investment portfolio is highly diversified, if any one issuer were unable to pay its obligations or were to enter into bankruptcy, the Payment Services segment may have to sell the investment and reinvest the proceeds in permissible securities and/or could lose a portion or a substantial amount of the investment with such issuer. In addition, deterioration in the debt and/or equity markets could lead to further other-than-temporary impairment losses related to the Payment Services segment’s investment securities in future periods. See “— Critical Accounting Policies” for discussion regarding estimates and assumptions related to other-than-temporary declines in the value of securities. Under normal circumstances there is no requirement to sell long-term debt securities prior to their maturity, as the funds from ongoing sales of money orders and other payment instruments and funds from maturing long-term and short-term investments are expected to be adequate to settle payment service obligations as they are presented. Fluctuations in the balances of Payment Services’ assets and obligations result from varying levels of sales of money orders and other payment instruments, the timing of agent receivables, and the timing of the presentment of such instruments.

      The Payment Services segment has agreements with clearing banks that provide processing and clearing functions for money orders and official checks. One clearing bank contract has covenants for the Payment Services segment, that include: maintenance of a minimum level of capital of $500 million, maintenance of total assets restricted for payment services obligations at least equal to total outstanding payment service obligations, maintenance of a minimum ratio of total assets held at that bank to instruments clearing through that bank of 105 percent and a cumulative net income requirement of $15 million for every two quarter period. While the Payment Services segment is in compliance with these covenants, maintenance of the covenants may require additional capital contributions to be made by Viad to the Payment Services segment and/or may require the Payment Services segment to change the mix of its investments or increase the level of investment liquidity, which could result in lower rates of return.

      Working in cooperation with certain financial institutions, the Payment Services segment has established separate consolidated entities (special-purpose entities) and processes that provide these financial institutions with additional assurance of the ability to clear their official checks. These processes include maintenance of specified ratios of segregated investments to outstanding payment instruments. This ratio is typically one to one. In some cases, alternative credit support has been purchased by Payment Services that provides backstop funding as additional security for payment of their instruments. However, Payment Services remains liable to satisfy the obligations, both contractually as evidenced in the agreements with the financial institutions, as well as by operation of the Uniform Commercial Code, as issuer and drawer of the official checks. Accordingly, the obligations have been recorded in the consolidated balance sheets under “Payment service obligations.” Under certain limited circumstances, clients have the right to either demand liquidation of the segregated assets or replace Travelers Express as the administrator of the special-purpose entity, either with the client itself or a third party of the client’s selection. Such limited circumstances consist of material (and in most cases continued) failure of the Payment Services segment to uphold its warranties and obligations pursuant to its underlying agreements with the financial institution clients. While an orderly liquidation of assets would be required, any of these actions by a client could nonetheless diminish the value of the total investment portfolio, decrease earnings, and result in loss of the client or other customers or prospects. The special purpose entity is offered by the Payment Services segment to certain financial institution clients as a benefit unique in the payment services industry.

      The Payment Services segment has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables, primarily from its money order agents, in an amount not to exceed $450 million. These receivables are sold to two commercial paper conduits sponsored by a financial institution and represent a small percentage of the total assets in each of these two conduits. Viad’s rights and obligations are limited to the receivables transferred, and are accounted for as sales transactions under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The agreement expires in June 2006. See “— Off-Balance-Sheet Arrangements.”

      At March 31, 2004, Viad’s Payment Services segment subsidiaries have various lines of credit, overdraft facilities and reverse repurchase agreements totaling $2.1 billion available to assist in the management of their investments and the clearing of payment service obligations. At March 31, 2004 and December 31, 2003, $4.0 million and $2.0 million was outstanding under an overdraft facility, respectively.

      The Payment Services segment has agreements with certain investors to provide funds related to investments in collateralized private equity obligations. At March 31, 2004, the total amount of unfunded commitments related to these agreements was $14.9 million.

      Viad sold treasury stock in 1992 to its employee equity trust (the “Trust”) to fund certain existing employee compensation and benefit plans over the scheduled 15-year term of the Trust. For financial reporting purposes, the Trust is consolidated with Viad. The fair market value of the shares held by the Trust, representing unearned employee benefits, is recorded as a deduction from common stock and other equity and is reduced as employee benefits are funded. At March 31, 2004, 1,788,517 shares remained in the Trust and were available to fund future benefit obligations.

      Viad has certain funded, noncontributory pension plans that cover certain employees. Funding policies provide that payments to defined benefit pension trusts shall be equal to the minimum funding required by applicable regulations. In 2004, Viad expects to contribute $2.2 million to its funded pension plans. Viad has certain unfunded pension and other postretirement benefit plans that require benefit payments over extended periods of time. In 2004, Viad expects to contribute $3.1 million and $2.6 million to its unfunded pension plans and other postretirement benefit plans, respectively, to cover such benefit payments.

      Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions Viad has or had operations, and is subject to certain international agreements. As is the case with many companies, Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although Viad is a party to certain environmental disputes, Viad believes that any liabilities resulting from these disputes, after taking into consideration amounts already provided for, exclusive of any potential insurance recovery, have been properly reserved for; however, environmental settlements could result in future cash outlays.

Off-Balance-Sheet Arrangements

      The Payment Services segment has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables, primarily from its money order agents, in an amount not to exceed $450 million. These receivables are sold to commercial paper conduits sponsored by a financial institution and represent a small percentage of the total assets in these conduits. Viad’s rights and obligations are limited to the receivables transferred, and are accounted for as sales transactions under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The agreement expires in June 2006. The business purpose of this arrangement is to accelerate cash flow for investment in permissible securities by the Payment Services segment. The receivables are sold at a discount based upon short-term interest rates. Performance under the terms of the agreement is regularly reviewed by Payment Services executive management.

      Any transactions and strategies, including any potential off-balance sheet arrangements, that materially affect investment results and cash flows must generally be approved by Viad’s board of directors. Once any such transactions or strategies are implemented, Viad’s investment committee, which is comprised of senior officers of Viad and of the Payment Services segment and which reports to Viad’s chief executive officer, is responsible for monitoring such transactions. Viad’s investment committee is also responsible for reviewing any such proposed transactions and making recommendations to Viad’s board of directors with respect thereto.

Critical Accounting Policies

      The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of a company’s financial position and results of operations, and that require a company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this criteria, Viad has identified and discussed with its audit committee the following critical accounting policies and estimates, and the methodology and disclosures related to those estimates:

      Goodwill — SFAS No. 142, “Goodwill and Other Intangible Assets,” requires annual impairment testing of goodwill based on the estimated fair value of Viad’s reporting units. The fair value of Viad’s reporting units is estimated based on discounted expected future cash flows using a weighted average cost of capital rate. Additionally, an assumed terminal value is used to project future cash flows beyond base years. The estimates and assumptions regarding expected cash flows, terminal values and the discount rate require considerable judgment and are based on historical experience, financial forecasts, and industry trends and conditions.

      During 2002, Viad recorded a transitional goodwill impairment loss of $40.0 million ($37.7 million after-tax) related to the Exhibitgroup/ Giltspur reporting unit of the Convention and Event Services segment. Subsequent to the initial adoption of SFAS No. 142, annual impairment tests were performed in 2003 and 2002 resulting in no additional impairment. However, a decline in the expected cash flows or the estimated terminal value in the future could lead to additional goodwill impairment losses. Similarly, an increase in the discount rate (weighted average cost of capital) could also result in additional goodwill impairment.

      Insurance liabilities — Viad is self-insured up to certain limits for workers’ compensation, automobile, product and general liability, property loss and medical claims. Viad has also retained and provided for certain insurance liabilities in conjunction with the sales of businesses totaling $12.4 million at March 31, 2004. Of this total, $9.4 million related to workers compensation liabilities and the remaining $3.0 million related to general liability claims. Provisions for losses for claims incurred, including estimated claims incurred but not yet reported, are made based on Viad’s prior historical experience, claims frequency and other factors. Viad has purchased insurance for amounts in excess of the self-insured levels. The self-insured retention levels generally range from $200,000 to $500,000 on a per claim basis. A change in the assumptions used could result in an adjustment to recorded liabilities. Viad does not maintain a self-insured retention pool fund as claims are paid from current cash resources at the time of settlement. Viad’s total cash payments in connection with these insurance liabilities were approximately $1.8 million and $1.3 million for the three months ended March 31, 2004 and 2003, respectively, and $5.5 million and $6.7 million for the years ended December 31, 2003 and 2002, respectively.

      Pension obligations — Viad has trusteed, noncontributory pension plans that cover certain employees. Pension benefits are supplemented, in most cases, by defined matching company stock contributions to employees’ 401(k) plans. In addition, Viad retained the obligations for pension benefits for employees of certain sold businesses. Through December 31, 2000, the principal retirement plan was structured using a traditional defined benefit formula based primarily on final average pay and years of service. Benefits earned under this formula ceased accruing at December 31, 2000, with no change to retirement benefits earned through that date. Effective January 1, 2001, benefits began accruing under a cash accumulation account formula based upon a percentage of pay plus interest. Effective January 1, 2004, benefits under the cash accumulation formula ceased accruing new benefits for service periods subsequent to December 31, 2003 with no change in benefits earned through that date. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations. Certain defined pension benefits, primarily those in excess of benefit levels permitted under qualified pension plans, are unfunded. As determined with the assistance of an external actuary, the following assumptions were used at December 31 in determining the projected benefit obligation:

	2003	2002

Discount rate	6.25%	6.75%
Expected return on plan assets	8.75%	8.75%

      The weighted average assumptions used to determine the net periodic benefit cost for years ended December 31 were as follows:

	2003	2002

Discount rate	6.75%	7.25%
Expected return on plan assets	8.75%	10.00%
Rate of compensation increase	4.50%	4.50%

      Viad’s pension expense was $2.4 million and $2.0 million for the first three months of 2004 and 2003, respectively. Viad’s full-year pension expense was $7.5 million and $3.2 million for 2003 and 2002, respectively, not including the $3.8 million curtailment gain resulting from the freezing of Viad’s defined benefit pension plan. Pension expense is calculated based upon the actuarial assumptions shown above. For 2003, the pension expense consisted of service cost of $3.0 million, interest cost of $12.4 million, amortization of prior service cost of $724,000, recognized net actuarial loss of $2.0 million less an expected return on plan assets of $10.7 million. The fair value of Viad’s pension plan assets decreased slightly to $106.6 million at December 31, 2003 from $107.1 million at December 31, 2002 primarily due to benefits paid in excess of actual returns on plan assets.

      Viad’s discount rate used in determining future pension obligations is measured on November 30 and is based on rates determined by actuarial analysis and Viad management review. Lowering the discount rate by 50 basis points would have increased Viad’s 2003 pension expense by $700,000.

      In developing the expected rate of return, Viad employs a total return investment approach whereby a mix of equities and fixed income securities are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. Viad’s current asset allocation consists of approximately 55 percent in large capitalization and international equities, approximately 35 percent in fixed income securities such as long-term treasury bonds, intermediate government bonds and global bonds, approximately seven percent in a real estate limited partnership interest and three percent in other securities. The investment portfolio contains a diversified blend of equity and fixed income securities. Furthermore, equity securities are diversified across U.S. and non U.S. stocks. Other assets such as real estate and cash are used judiciously to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews and annual liability measurements.

      Additionally, historical markets are studied and long-term historical relationships between equity securities and fixed income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return also takes proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed for reasonableness and appropriateness.

      Lowering the expected rate of return by 50 basis points would have increased Viad’s 2003 pension expense by $609,000. Viad’s pension assets are primarily invested in marketable securities that have readily determinable current market values. Viad’s investments are rebalanced regularly to stay within the investment guidelines. Viad will continue to evaluate its pension assumptions, including its rate of return, and will adjust these factors as necessary.

      Future actual pension income or expense will depend on future investment performance, changes in future rates and various other factors related to the populations participating in Viad’s pension plans.

      Postretirement benefits other than pensions — Viad and certain of its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for certain eligible employees, retirees and dependents. The related postretirement benefit liabilities are recognized over the period that services are provided to employees. In addition, Viad retained the obligations for these benefits for retirees of certain sold businesses. While the plans have no funding requirements, Viad may fund the plans.

      The assumed health care cost trend rate used in measuring the 2003 accumulated postretirement benefit obligation was ten percent for the year 2004, gradually declining to five percent by the year 2008 and remaining at that level thereafter.

      A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation at December 31, 2003 by approximately $4.7 million and the ongoing annual expense by approximately $454,000. A one-percentage-point decrease in the assumed health care cost trend rate for each year would decrease the accumulated postretirement benefit obligation at December 31, 2003 by approximately $4.1 million and the ongoing annual expense by approximately $387,000. See “Recent Accounting Pronouncements” below for a discussion of FASB Staff Position 106-1 related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which may impact Viad’s accounting for postretirement benefits.

      Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2003	2002

Discount rate	6.75%	7.25%
Expected return on plan assets	3.75%	3.75%

      Investment securities — Investment securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Per SFAS No. 115, investments are classified into one of three categories: held-to-maturity, available-for-sale, or trading. All of Viad’s investment securities are classified as available-for-sale, including securities being held for indefinite periods of time, and those securities that may be sold to assist in the clearing of payment service obligations or in the management of securities. These securities are carried at market value (or fair value), with the net after-tax unrealized gain or loss reported as a separate component of stockholders’ equity under “Accumulated other comprehensive income (loss).” Market value is determined by using available market information. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined may not be indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. In general, as interest rates increase, the fair value of the available-for-sale portfolio and stockholders’ equity decreases and as interest rates fall, the fair value of the available-for-sale portfolio increases as well as stockholders’ equity.

      Other-than-temporary declines in the value of securities — Viad’s investments consist primarily of mortgage-backed securities, other asset-backed securities, state and municipal government obligations and corporate debt securities. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Viad employs a methodology that considers available evidence in evaluating potential impairment of its investments including the duration and extent to which the fair value is less than book value, Viad’s ability and intent to hold the investment, the security rating, the underlying collateral and other factors that influence projected future cash flows. When an other-than-temporary impairment occurs, investments are written down to fair market value. Subsequent increases in value are treated as an adjustment of yield.

      As discussed elsewhere in this information statement, Viad recorded other-than-temporary impairment losses and interest income reductions (excluding the effects of realized gains) of approximately $5.9 million and $20.8 million for the first three months of 2004 and 2003, respectively, and $32.2 million, $28.9 million and $10.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, primarily related to certain structured notes and certain other asset-backed securities and collateralized mortgage obligations held in its

Payment Services investment portfolio during the period. Adverse changes in estimated cash flows in the future could result in impairment losses to the extent that the recorded value of such investments exceeds fair value.

      Derivative financial instruments — Derivative financial instruments are used as part of Viad’s risk management strategy to manage exposure to fluctuations in interest and foreign currency rates. Viad does not enter into derivatives for speculative purposes. Derivatives are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related amendments and interpretations. The derivatives are recorded as either assets or liabilities on the balance sheet at fair value, with the change in fair value recognized in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. A derivative that does not qualify, or is not designated, as a hedge will be reflected at fair value, with changes in value recognized through earnings. The estimated fair value of derivative financial instruments has been determined using available market information and certain valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined may not be indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. While Viad intends to continue to meet the conditions to qualify for hedge accounting treatment under SFAS No. 133, if hedges did not qualify as highly effective or if forecasted transactions did not occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Viad does not believe it is exposed to more than a nominal amount of credit risk in its hedging activities as the counterparties are generally well-established, well-capitalized financial institutions.

      Stock-based compensation — As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” Viad uses the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans. Accordingly, Viad does not use the fair value method to value stock options in accordance with SFAS No. 123. See notes to consolidated financial statements for the pro forma impact of stock-based awards using the fair value method of accounting.

      Restructuring charges and other items — As a component of the 2002 restructuring charge of $20.5 million, an accrued liability related to facility closure and lease termination costs of $12.8 million, net of estimated sublease income, was recorded at December 31, 2002. These costs were accounted for pursuant to EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under EITF Issue No. 94-3, these costs were considered to have no future economic benefit, and were therefore recorded at the time that Viad management approved and committed to the restructuring plan in the fourth quarter of 2002. The recorded amounts were based on the contractual obligations contained in the leases (net of estimated sublease income) and estimates of incremental costs incurred as a direct result of the restructuring plan.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 was effective for exit or disposal activities that are initiated after December 31, 2002. Under SFAS No. 146, a liability for the costs associated with an exit or disposal activity is recognized and measured initially at its fair value in the period in which the liability is incurred. The liability would subsequently be adjusted for revisions related to the timing and amount of estimated cash flows and accretion expense, if applicable. If Viad had elected to early adopt the provisions of SFAS No. 146, the majority of the $12.8 million charge related to facility closure and lease termination costs would have been recorded based on the fair value of the liability at the time Viad ceased using the related leased facilities and determined using a present value technique. The remaining portion of the $12.8 million liability would have been recorded at fair value at the time the liability was incurred (when services associated with the activity were received). If Viad had elected to apply the accounting method under SFAS No. 146, the aggregate charge of $12.8 million discussed above would not have been recorded in the fourth quarter of 2002, rather, the fair value of these liabilities, estimated to be $10.9 million, would have been initially recorded in 2003 based on the restructuring plan. Furthermore, accretion expense associated with the lease termination liability would be recognized in future periods over the remaining term of the related lease agreements. The application of SFAS No. 146 would not have changed the method of accounting for other components of the 2002 restructuring charge including severance and other benefits of $2.9 million, asset impairments of $4.1 million and other charges of $650,000.

Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” effective for Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Viad’s Convention and Event Services segment derives revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Exhibit design and construction revenue is generally accounted for using the completed contract method as contracts are typically completed within three months of contract signing. The adoption of EITF Issue No. 00-21 did not have a material impact on Viad’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. Viad’s guarantees principally relate to a parent’s guarantee of a subsidiary’s obligations to a third party and would, therefore, be excluded from liability recognition at inception. The required disclosures pursuant to FIN 45 are included in the notes to consolidated financial statements. The adoption of FIN 45 did not have a material impact on Viad’s financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 was effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation originally applied in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In October 2003, the FASB issued Staff Position (“FSP”) FIN 46-6, which delayed the effective application date of FIN 46 for those interests until the end of the first interim or annual period ending after December 15, 2003. In December 2003, the FASB issued FIN 46R, which clarifies definitions and the application of the requirements included in FIN 46. Prior to the adoption of FIN 46R, Viad changed the structure of two of its investments in collateralized debt obligations which would have otherwise required consolidation of the underlying asset securitizations under the new rules. Viad exchanged the structured note for each investment (representing the combined interests in the collateralized debt obligation and an investment-grade security) with the trustee and accepted delivery of the individual securities comprising the structured note. As a result, Viad’s ownership interests in the underlying asset securitizations were reduced such that Viad was no longer considered the primary beneficiary, and therefore, consolidation was not required under FIN 46R. Viad has adopted the required elements of FIN 46R as of December 31, 2003. The adoption of FIN 46 and FIN 46R did not have a material effect on Viad’s financial position or results of operations.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective for Viad for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging

Activities.” The adoption of SFAS No. 149 did not have a material impact on Viad’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 is effective for Viad for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The new rules establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that financial instruments within its scope be classified as liabilities. Viad adopted SFAS No. 150 on July 1, 2003, and accordingly, reclassified its $4.75 redeemable preferred stock (carrying value of $6.7 million) as a long-term liability in the consolidated financial statements. Furthermore, subsequent to the adoption of SFAS No. 150, dividends on the $4.75 preferred stock have been recorded as interest expense in the consolidated financial statements. The adoption of SFAS No. 150 did not have a material effect on Viad’s financial position or results of operations.

      In January 2004, the FASB issued Staff Position (“FSP”) FAS 106-1 on the accounting for the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) enacted into law on December 8, 2003. Viad anticipates that the prescription drug benefit it pays for Medicare-eligible retirees beginning in 2006 will be lower as a result of the Act. Although SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” requires that recently enacted changes in the law that take effect in future periods be considered in current period liability determination, FSP FAS 106-1 permits the deferral of recognition of the effects of the Act until further authoritative guidance is issued. The Company has elected to defer recognizing the effects of the Act until final authoritative guidance is issued. As a result, the consolidated financial statements do not include the effects of the Act and the impact on Viad’s financial position and results of operations cannot presently be determined.

      In December 2003, the FASB issued a revised version of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised statement, which does not change the methodology underlying the measurement of obligations or calculation of expense associated with pension and other postretirement benefit plans, makes several significant changes to the required disclosures about such plans to provide more information about plan assets, obligations, benefit payments, contributions and net benefit costs. The majority of the additional disclosures are required for financial statements with fiscal years ending after December 15, 2003. The required disclosures pursuant to SFAS No. 132 are included in the notes to consolidated financial statements.

      In March 2004, the EITF reached a final consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments.” The final consensus provides a three-step impairment model for determining whether an investment is other-than-temporarily impaired and if such impairment exists, requires the recognition of an impairment loss equal to the difference between the investment’s cost and fair value at the reporting date. The impairment model applies to investments subject to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments in equity securities accounted for under the cost method. The consensus also requires an additional other-than-temporary evaluation criterion for investments accounted for under EITF Issue No. 99-20 related to beneficial interests in securitized financial assets. The impairment model set forth in EITF Issue No. 03-1 is effective for impairment tests performed in reporting periods beginning after June 15, 2004. Additionally, EITF Issue No. 03-1 sets forth quantitative and qualitative disclosure requirements about investments with unrealized losses for which other-than-temporary impairments have not been recognized. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under SFAS No. 115 (pursuant to a prior consensus). For all other investments within its scope, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004.

      Viad has included the required disclosures pursuant to the prior consensus in its annual consolidated financial statements as of and for the year ended December 31, 2003. Due to the material nature of the Payment Services segment’s investment portfolio to the earnings and operations of Viad, these disclosures have been updated in the interim financial statements as of and for the three months ended March 31, 2004. Management does not expect the application of the three-step impairment model contained in EITF Issue No. 03-1 to have a material effect on Viad’s financial condition or results of operations incremental to any impairment losses that may otherwise be recognized under its existing methodology.

Quantitative and Qualitative Disclosures About Market Risk

      Viad’s market risk exposures relate to fluctuations in interest rates and, to a lesser degree, relate to fluctuations in foreign exchange rates. Interest rate risk is the risk that changing interest rates will adversely affect the market value and earnings of Viad. Foreign exchange risk is the risk that fluctuating exchange rates will adversely affect earnings. Viad’s exposure to these risks is primarily associated with its Payment Services segment business. Certain derivative financial instruments are used as part of Viad’s risk management strategy to manage these exposures. Derivatives are not used for speculative purposes. Viad has exposure to changing rates related to its pension assumptions (including the expected return on plan assets and the discount rate) and the health care cost trend rate.

      Viad is exposed to foreign exchange risk as it has certain receivables and payables denominated in foreign currencies. Viad primarily utilizes forward contracts to mitigate its exposure to fluctuations in foreign exchange rates. Forward contracts relating to the Payment Services segment’s money transfer transactions generally have maturities less than 30 days, and forward contracts relating to other receivables or payables generally have maturities less than 90 days. The forward contracts are recorded on the consolidated balance sheets, and the effect of changes in foreign exchange rates on the foreign-denominated receivables and payables, net of the effect of the related forward contracts, is not significant.

      A portion of Viad’s Payment Services segment business involves the payment of commissions to financial institution customers of its official check program. A Payment Services segment subsidiary also has entered into agreements to sell receivables primarily from its money order agents. The commissions and net proceeds from the agent receivables sales are computed based on short-term variable interest rates that subject Viad to risk arising from changes in these rates. Viad has mitigated a substantial portion of the variable rate risk through swap agreements which convert the variable rate payments to fixed rates.

      Stockholders’ equity can be adversely affected by changing interest rates, as after-tax changes in the fair value of securities classified as available-for-sale and in the fair value of derivative financial instruments are included as a component of stockholders’ equity. The fair value of derivative financial instruments generally increases when the market value of fixed rate, long-term debt investments decline and vice versa. However, an increase or decrease in stockholders’ equity related to changes in the fair value of securities classified as available-for-sale, may not be offset, in whole or in part, by the decrease or increase in stockholders’ equity related to changes in the fair value of derivative financial instruments.

      Viad is also exposed to short-term interest rate risk on certain of its debt obligations. Viad currently does not use derivative financial instruments to hedge cash flows for these obligations.

      Earnings Sensitivity to Interest Rate Changes. Based on a hypothetical ten percent proportionate increase in interest rates from the average level of interest rates during the last twelve months, and taking into consideration expected investment positions, commissions paid to selling agents, growth in new business, effects of the swap agreements and expected borrowing level of variable-rate debt, the increase in pre-tax income would be approximately $1.7 million. A hypothetical ten percent proportionate decrease in interest rates, based on the same set of assumptions, would result in a decrease in pre-tax income of approximately $1.9 million. These amounts are estimated based on a certain set of assumptions about interest rates and portfolio balance growth and do not represent expected results. In addition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of Viad’s results of operations and the financial impact of interest rate fluctuations.

      Fair Value Sensitivity to Interest Rate Changes. The fair value of securities classified as available-for-sale, derivative financial instruments and fixed-rate debt are sensitive to changes in interest rates. A ten percent proportionate increase in interest rates would result in an estimated decrease in the fair value of securities classified as available-for-sale of approximately $91.6 million (reflected as an after-tax decrease in accumulated other comprehensive income of approximately $55.9 million), an estimated increase in the fair value of derivative financial instruments of approximately $37.5 million (reflected as an after-tax increase in accumulated other comprehensive income of approximately $22.9 million) and an estimated off-balance-sheet decrease in the fair value of fixed-rate debt of approximately $139,000 at March 31, 2004. A ten percent proportionate decrease in interest rates would result in an estimated increase in the fair value of securities classified as available-for-sale of approximately $75.7 million (reflected as an after-tax increase in accumulated other comprehensive income of approximately $46.2 million), an estimated decrease in the fair value of derivative financial instruments of approximately $38.1 million (reflected as an after-tax decrease in accumulated other comprehensive income of approximately $23.2 million) and an estimated off-balance-sheet increase in the fair value of fixed-rate debt of approximately $140,000 at March 31, 2004. These amounts are estimated based on a certain set of assumptions about interest rates and portfolio balance growth and are not necessarily indicative of actual current period factors.

      Interest Rate Risk and Market Risk Oversight. Viad has established several levels of risk management oversight and control. An investment committee, comprised of senior officers of Viad and the Payment Services segment, and reporting to the Chief Executive Officer of Viad, routinely reviews investment and risk management strategies and results. Viad maintains formal procedures for entering into derivative transactions and management regularly monitors and reports to the audit committee on such activity. Derivative agreements are with major financial institutions which are currently expected to perform fully under the terms of the agreements, thereby mitigating the credit risk from the transactions in the event of nonperformance by the counterparties. In addition, Viad regularly monitors the credit ratings of the counterparties and the likelihood of default is considered remote.

BUSINESS OF MONEYGRAM

      MoneyGram is a leading global payment services company. Our mission is to provide consumers with affordable, reliable and convenient payment services. We offer our products and services to consumers and businesses through our network of agents and our financial institution customers. The diverse array of products and services we offer enables consumers, most of whom are not fully served by traditional financial institutions, to make payments and to transfer money around the world, helping them meet the financial demands of their daily lives.

      Our business, which is conducted through Travelers Express Company, Inc. and its subsidiaries, including MoneyGram Payment Systems, Inc., has been in operation since 1940. In the last six years, we have added important new products and services and have expanded our business domestically and internationally. Following the spin-off, our business will consist of two operating segments:     our global funds transfer segment and our payment systems segment. These newly defined reportable segments correspond to the anticipated internal organization, financial reporting structure and information flow that will be used to make operating decisions and allocate resources following the spin-off. In both operating segments, our primary sources of revenue are transaction fees and revenue generated from our investment of the funds underlying the payment transactions from the time those funds are remitted to us until the transaction is completed.

      Our global funds transfer segment provides money transfer services, money orders and bill payment services. The primary consumers of the products and services offered by our global funds transfer segment can generally be classified in one of the following categories:

•	“Unbanked consumers” are those consumers who do not have a traditional relationship with a financial institution. Many unbanked consumers are in low-income households, and often are recent immigrants working in unskilled jobs. It has been estimated that approximately 56 million adults in the United States are unbanked.

•	“Underbanked consumers” are those consumers who, while they may have a savings account with a financial institution, do not have a checking account. Underbanked consumers share the same general demographic profile as unbanked consumers.

•	“Convenience users” are those consumers who, while they may have a checking account, prefer to use our products and services on the basis of convenience or value. Convenience users include consumers who may use our urgent bill payment services to pay late bills and consumers who need to quickly transfer money to a distant location, whether domestically or internationally, or who need a third-party payment instrument.

      Our payment systems segment provides financial institutions, such as banks, thrifts and credit unions, with payment processing services, primarily for official checks, and with money orders for sale to their consumers. Official checks, which include bank checks, cashier’s checks, agent checks and teller’s checks, are checks drawn on a financial institution or other third party that are typically used in situations where the payee requires assurance of payment and funds availability. Official checks are used to pay the financial institution’s own obligations or for sale to consumers.

      The following table sets forth revenue and operating income by segment for the three months ended March 31, 2004 and year ended December 31, 2003:

	Three months ended
	March 31, 2004				Year ended December 31, 2003

			Operating				Operating
(in millions)	Revenues	%	Income	%	Revenues	%	Income	%

Global Funds Transfer	$121.0	63%	$21.0	70%	$450.1	61%	$96.8	86%
Payment Systems	70.3	37%	9.2	30%	287.1	39%	15.1	14%

Totals	$191.3	100%	$30.2	100%	$737.2	100%	$111.9	100%

      In our global funds transfer segment, our primary method of distribution to consumers is a network of agents currently consisting of more than 100,000 locations. Currently, more than 68,000 locations around the world offer our money transfer services and more than 63,500 retail agent and bank locations in the United States offer our money orders. Our payment systems segment provides official check services through more than 16,000 branch locations of our financial institution customers. Based on the number of our transactions in 2003, we are:

•	a leading global provider of consumer money transfers on a worldwide basis, offering our MoneyGram-branded money transfer services in approximately 160 countries around the world;

•	the largest issuer of money orders in the United States, with approximately 295 million money orders issued;

•	the second largest provider of urgent bill payment services in the United States; and

•	the second largest provider of official check outsourcing services to financial institutions in the United States.

      From 1997 through 2003, our business has grown through:

•	our June 1998 acquisition of MoneyGram Payment Systems, Inc., which today forms the foundation of our consumer money transfer business and has grown from serving approximately 105 countries in 1997 to serving approximately 160 countries in 2003;

•	increasing the number of consumer money transfer agent locations from approximately 21,000 in 1997 to over 63,000 by 2003;

•	increasing the number of money order retail agent and bank locations from approximately 41,000 in 1997 to over 63,500 by 2003; and

•	increasing our average daily balance of investments from approximately $1.6 billion in 1997 to approximately $7.0 billion in 2003, which growth is primarily attributable to the growth in the investable balances generated by our official check outsourcing services.

Competitive Advantages

      We believe that our success across both of our business segments results from a combination of key assets and competencies, which form the foundation for our current business and for our future growth.

•	Strong Value Proposition. We believe that our products and services provide consumers, as well as our agents and financial institution customers, with a recognizable value. We offer consumer money transfer and urgent bill payment services that we believe are generally less expensive than those offered by our primary competitor First Data Corporation and its subsidiaries, including Western Union. Our services include features that we believe are not typically found with smaller, niche competitors, including delivery in as little as ten minutes, 24 hour a day, seven day a week customer service and receiver choice of delivery location. Our official check outsourcing services provide our financial institution customers with a suite of services, including imaged checks and branch level and internet reporting of activity, generally at a lower cost than the financial institutions would incur if they were to perform these services themselves.

•	Advanced Proprietary Technology. We believe that our advanced proprietary technology in each of our operating segments gives us a significant competitive advantage. The technology that we use in our central processing functions is both flexible and scalable and can support increased transaction volume and continued innovation without requiring fundamental change. In addition, our flexible point-of-sale technology options provide our agents with a variety of means to efficiently provide money transfers, bill payment services and money orders.

•	Broad Consumer Recognition and Consumer Loyalty. We believe that our key brands — MoneyGram and Travelers Express — are well-known and established, and that the primary consumers of our products and services associate our brands with quality payment services at an affordable price. As a result, we believe that these consumers are loyal to our products and services.

•	Extensive Domestic and International Retail Agent Network. Currently, we offer money orders through a network of over 63,500 retail agent and bank locations in the United States, and offer money transfer services through over 68,000 agent locations in approximately 160 countries. Our money transfer agent locations in the United States are focused in ethnic neighborhoods, allowing us to compete effectively for money transfers that are originated in the United States, while our international agent locations include key agents in high-volume markets around the world, including many in remote areas not well-served by traditional financial institutions. International money transfers, including money transfers that originate outside of the United States, are a rapidly growing part of the money transfer industry, and we believe that our international agent locations provide us with the ability to take advantage of this growth.

•	Strong Relationships with Agents and Financial Institution Customers. In our global funds transfer segment, we have long-term contracts with some of the largest and most recognized retail chains, financial institutions and post offices in the world, including: Wal-Mart, Albertson’s, Safeway, Publix, Harris Teeter, Circle K, Ace Cash Express, U.S. Bank, Banco Itaú, Bancomer, the United Kingdom Post Office, the Canadian Post Office and the Italian Postal Service. Customers of our payment systems segment include a variety of U.S. financial institutions, such as major retail banks, regional banks, community banks, savings banks and credit unions, including Wachovia, U.S. Bancorp, Compass Bankshares, Huntington, Branch Banking and Trust Company and Charter One Bank.

Growth Strategies

      We intend to capitalize upon our existing competitive strengths and the additional flexibility expected to result from our separation from Viad to grow our business in both the global funds transfer segment and the payment systems segment. Our growth strategies include:

•	Continuing to Provide Consumers, Agents and Financial Institution Customers with a Strong Value Proposition. We believe that the products and services we offer provide consumers, agents and financial institution customers with recognizable value. We intend to continue to capitalize on this value proposition by developing and implementing marketing and other communication programs targeting consumers and businesses that reinforce this value proposition. In addition, we will continue to implement multiple pricing strategies to customize our pricing for different send and receive corridors in response to changes in competition, and we will continue to introduce our multi-currency system, which allows consumers to know the exact amount of currency that will be available for delivery. We also intend to develop loyalty programs that reward our most productive and loyal agents and consumers.

•	Expanding Our Distribution Channels and Creating New Delivery Methods. We intend to take advantage of the growth potential that we believe exists in our industry by expanding our distribution channels, creating new delivery methods and targeting the rapidly growing immigrant populations in host countries. We intend to maintain and expand our existing relationships with agents and enter into relationships with new agents, including expanding our international agent base and entering into relationships with businesses that have not traditionally offered money transfer services through the use of technologies, such as our FormFree system. We intend to support our international expansion by increased staffing at our London office and our nine regional offices around the world. We also believe that there are opportunities to increase our distribution channels and delivery methods by increasing the number of billers that participate in our urgent bill payment services and in new ways, such as offering our products and services through the internet, ATM networks and self-service kiosks.

•	Delivering New Payment Products and Related Financial Services. We closely monitor consumer trends, and intend to develop new payment products and related financial services to meet consumer needs. The products that we expect to offer in the future are generally consumer focused and are intended to take advantage of existing payment networks, such as the automated clearing house and debit networks. We expect these products to include a suite of stored-value card products and a suite of electronic payment products.

•	Continuing to Deliver an Integrated, Reliable, Low-Cost Service Platform to Our Agents, Financial Institution Customers and Consumers. We believe that we can increase our transaction volume by making it easier for our agents, financial institution customers and consumers to do business with us. We intend to continue to provide regular enhancements to our point-of-sale platforms that simplify the transaction while increasing speed for both the consumer and agent. Additionally, we will seek ways to improve our settlement and reporting mechanisms to our agents and financial institution customers. We also intend to support our consumer value proposition by further reducing our delivery costs, by focusing on agent automation and improving our operational efficiency.

•	Pursuing Strategic Acquisitions and Alliances. We intend to actively evaluate strategic acquisitions and alliances and aggressively pursue those opportunities that we believe further our strategic goals. We also intend to investigate opportunities that would allow us to acquire new or complementary products and services, expand our distribution channels, broaden our market presence or increase our market penetration.

•	Continuing to Recruit, Retain and Reward Solution-Oriented Employees Who Share Our Corporate Values. We intend to continue recruiting, retaining and rewarding employees and executives at all levels who have the experience and talent necessary to implement our growth strategies. These employees must share our corporate values: respect, courage, passion, integrity and teamwork. We plan to accomplish this goal by actively developing the skills of our existing employees, creating career opportunities, providing competitive compensation and implementing employee communication programs that celebrate success and recognize contributors and leaders.

Global Funds Transfer Segment

      Our global funds transfer segment focuses primarily on providing financial services to unbanked and underbanked consumers. The following table provides an overview of the primary products and services, brands, customers and distribution channels, end users and sources of revenues in our global funds transfer segment.

Global Funds Transfer Segment

Product or Service	Primary Brands	Customers/ Channels of Distribution	Primary End Users	Primary Sources of Revenue

Money transfers	MoneyGram Co-branded	Domestic and international agent base, consisting of:

• Supermarkets and mass merchants

• Financial institutions

• Convenience and drug stores

• Check cashing outlets

• Independent retailers, including currency exchange locations

• International post offices

		• Internet	Primarily unbanked and underbanked consumers Convenience users who need to send money to a distant location	Transaction fees Foreign exchange revenue

Money orders	Travelers Express Travelers Express MoneyGram Private label Co-branded	Domestic agent base, consisting of: • Supermarkets and mass merchants • Convenience and drug stores • Check cashing outlets • Independent retailers	Primarily unbanked and underbanked consumers Convenience users who obtain a money order based on payor request	Transaction fees Investment revenue Dispenser fees

Bill payment	ExpressPayment BuyPay FlashPay	Domestic agent base consisting of: • Supermarkets and mass merchants • Convenience and drug stores • Check cashing outlets • Independent retailers • Internet	Convenience users who satisfy an urgent bill Consumers of BuyPay and FlashPay are often the unbanked and underbanked consumers and use this service as a routine payment vehicle	Transaction fees

      Money transfers are electronic transfers of funds between consumers from one location to another. Money transfers are used by consumers who want to transfer funds quickly, safely and efficiently to another individual within the United States or internationally. Money orders, much like checks, can be presented by the consumer to make a payment or for cash. Our bill payment services allow consumers to make urgent payments or pay routine bills.

      Our money transfer revenues are derived primarily from consumer transaction fees and revenues from currency exchange in connection with international money transfers. In most cases, we receive transaction fees from our agents for each money order sold. In many cases, we also receive monthly dispenser service fees from our agents for the money order dispenser equipment we provide. In addition, we generate income from the investment of funds that are remitted from our agents and which we invest until the money orders are cleared through the banking system, or are escheated to the applicable states. Generally a money order will remain outstanding for fewer than ten days.

Industry Overview

      We describe below the industry dynamics affecting each of the products and services that we offer in our global funds transfer segment.

Money Transfers

      The core customers of the money transfer industry are frequently unbanked or underbanked consumers. Money transfer services, and, in particular, international money transfer services, are most frequently used by migrant workers and recent immigrants. These migrant workers and immigrants typically move from developing countries to more prosperous host countries and routinely remit a portion of their earnings to family in their country of origin. The typical consumer of these services in host countries sends an average of $300 at a time. For example, a December, 2001 study commissioned by the Inter-American Development Bank estimates that Latino immigrants, most of who earn less than $30,000 per year, send approximately $200 per remittance to their families and home communities an average of seven times per year. Sending and receiving this money is often an emotional experience as it connects the consumer with the families they left behind. The recipients use the vast majority of this money to support their daily living needs.

      It is estimated that there were over 175 million migrant workers or immigrants worldwide in 2002, more than double the number in 1970. According to a recent U.N. report, approximately 35 million foreign-born people live in the United States.

      The market for money transfers can broadly be broken into two components: formal and informal. Formal remittances are made through a licensed money transfer company or a bank. Informal remittances are typically transacted through an unlicensed provider or by an individual who carries the money to the recipient. We estimate that approximately $140 billion were transferred in 2001. Using an average of $300 per transaction worldwide, this would equate to approximately 467 million transfers. It has been estimated that person-to-person transfers of cash will grow an average of seven percent annually until 2010.

      We believe that consumers choose a money transfer service based on a combination of factors, including:

•	convenience of the location from which the money transfer may be sent;

•	convenience of the location at which the money transfer may be received;

•	consumer’s level of confidence in the service provider;

•	price of the service;

•	speed at which the money transfer is completed; and

•	level of customer service provided.

Money Orders

      Money orders are most frequently used by unbanked and underbanked consumers in the United States who purchase money orders through non-bank retail outlets, such as grocery stores, convenience stores and check cashing outlets, which are more prevalent in middle- and low-income neighborhoods than branches of financial institutions. These consumers use money orders as a substitute for personal checks drawn on traditional checking accounts. In addition, convenience users, such as middle income consumers, use money orders as a payment mechanism for major monthly payments, such as a mortgage or car payment, for internet purchases, and when the payee, such as a landlord, requires a third-party payment instrument instead of a personal check. In determining what money order to purchase, consumers primarily focus on the convenience of the location at which the money order is available and the cost of the money order.

      It is estimated that approximately 20 percent of all U.S. households do not have a traditional checking account. In some segments of the population, it is estimated that the size of the unbanked and underbanked population is even higher. For example, it is estimated that 50 percent of Hispanic adults in the United States do not have checking accounts.

      It has been estimated that in 2002, approximately 851 million money orders with a total face value of $81 billion were sold. A recent industry report indicated that the number of money orders declined in 2002, and we believe that the money order industry will decline as consumers migrate to electronic payment mechanisms.

Bill Payment Services

      Urgent Bill Payment Services. Urgent bill payment consumers, while underserved by traditional financial institutions, differ from the core money transfer and money order consumers as they frequently have banking relationships. For example, the consumer may make an urgent bill payment for delinquent credit card or mortgage debt. Many of these consumers are extremely late in the collection cycle and are directed by the biller or collector to make a payment through an urgent service provider. If the bill is not paid in this fashion, the next step is generally aggressive collection action by the biller. There are also some consumers that use this service as a “just-in-time” payment mechanism to manage their monthly budget.

      Routine Bill Payment Services. The routine bill payment consumer uses these payment services as a substitute for a money order or personal check. The routine bill payment consumer is typically within the current billing period or slightly past due. Convenience and cost are important to the consumer; however, if the payment is past due, the biller will likely direct the consumer’s payment decision. These consumers may be unbanked, underbanked or have a banking relationship. If the payment is made with cash at a physical location, the individual will likely be unbanked or underbanked. If the payment is made by telephone or internet, it will require access to a bank account. Routine bill payments can be distinguished from urgent bill payments since good funds or notification of good funds are not immediately available to the biller. Our current routine bill payment service concentrates on acceptance of cash at a physical location.

Products and Services

Money Transfer Services

      In June 1998, we acquired MoneyGram Payment Systems, Inc., thereby adding MoneyGram branded international money transfer services to our group of global funds transfer segment services. We currently provide MoneyGram and co-branded money transfer services through over 68,000 agent locations in approximately 160 countries worldwide. By establishing agent locations in both the “send” and “receive” countries, we are able to provide this much-needed service to a loyal and growing group of consumers. The contract that we have with each of our agents specifies the currency in which we and the agent are to settle remittances among the parties. Currency conversions are conducted either by us or the agent on both the remittance of funds from the “sending” agent to us and on the remittance of funds from us to the “receiving” agent, depending on the contractual requirements.

      In a typical money transfer, a consumer goes to an agent location, completes a form and pays the agent the money to be transferred, together with a fee. The agent then enters the transaction data into a point-of-sale money transfer platform, which connects to our central data processing system. The transferred funds are then made available for payment throughout our agent network. The fee paid by the sender is based on the amount to be transferred and the location at which the funds are to be received. Both the “send” and “receive” agents receive a commission from the transaction.

Money Orders

      Our global funds transfer segment has its roots in the sale of money orders, a business we have been engaged in since 1940. Based on the number of money orders issued in 2002, we have grown to become the nation’s leading issuer of money orders. During 2003, we issued approximately 295 million money orders through our network of more than 63,500 retail agent and bank locations in the United States and Puerto Rico.

      Our money orders are sold under the Travelers Express and Travelers Express MoneyGram brands, on a private label basis with certain of our retail agents and co-branded with certain of our retail agents.

Bill Payment Services

      Our ExpressPayment urgent bill payment service is offered through our money transfer agent locations in the United States. Our ExpressPayment urgent bill payment service, which is provided under contract with billers, enables delinquent debtors and just-in-time payers to pay bills at an agent location with same-day credit to a growing group of creditors. Our contracted billers include credit card companies, mortgage companies, auto finance companies, sub-prime lenders, cellular and long distance telephone companies and third-party bill collectors. Our ExpressPayment service has grown as we have added new billers to our network. We work closely with our agents to identify billers in their service areas to target for this service.

      Our FlashPay and BuyPay routine bill payment services are available at selected money order agent locations. These services allow unbanked and underbanked consumers to pay routine bills with cash at a convenient location. We remit the payments by means of wire transfer or check and the consumer’s account is typically credited within one week. These routine bill payment services also afford utilities a method of complying with regulatory requirements that they provide their customers with a given number of locations at which customers may pay their bills.

New Product Development

      In 2002, we established a new product and service development group. This group is focused on providing consumers with the new payment products and services that they desire. Through field work and focus groups, we have developed criteria to guide us in developing new products and services. In considering a new product or service, we consider whether the product or service:

•	focuses on providing value to the consumer;

•	leverages our existing processing abilities; and

•	leverages the existing low-cost electronic processing networks, such as the automated clearing house and prepaid debit networks.

      Our new product development is focused in several key areas, including:

•	money transfer enhancements, such as allowing money transfers to be sent over the internet, sent or received at ATMs and delivered to stored value cards and through direct deposit;

•	urgent bill payment enhancements, including allowing payments to be sent over the internet, providing billers with notification over the internet; and

•	offering entirely new products that leverage our core competencies and meet our financial criteria, such as prepaid debit cards and bill payment over the telephone.

Our Global Agent Network

      We sell money orders and provide money transfer services through a global distribution network of independent retail agent locations that contract with us to carry our products and services. Our agents are typically required to remit the proceeds from their sale of our money transfers and money orders to us within one to three days, although some longer remittance schedules are granted to agents under certain controlled circumstances. We generally have the right to terminate our agent agreements if we determine that the financial condition of the agent has declined. Our retail agent agreements generally have initial three- to five-year terms, and most have automatic rolling one-year renewal periods thereafter.

      Our retail agents in the United States include a well diversified group of mass merchants, supermarket chains, check cashing agencies, independent retailers, convenience stores and drug stores. We have also recently begun offering our money transfer service over the internet through Yahoo! and our own website, www.moneygram.com.

      Some of our retail agents in the United States provide all of our retail services, while others provide only selected services. Our agents in countries outside the United States provide our money transfer services only. We believe agents benefit from selling our products and services by attracting repeat customers who also purchase other products or services. In addition, our agents derive revenues from consumer fees and generate cash flow from money order sales, pending the remittance of funds to us. In some cases, we provide bonuses or other economic incentives to our agents, and commit to provide advertising and technology support to them. We also provide proprietary point-of-sale platforms to agents.

Technology and Service

      We have developed, and are continuing to develop and introduce, proprietary technology for delivery of our products and services to agent locations, which provide our agents with greater efficiency at the point-of-sale, and provide us with sophisticated tools to better manage our business.

      We have also developed proprietary technology in our point-of-sale money order dispensing systems. Our money order dispensing system has several key features, some of which are patented, including printer security, host data transmission from our host computer systems to the dispenser, software downloading capabilities, and host control tools, including remote system management that allows us to disable transaction processing in order to reduce fraud or agent losses. Some of our newest technology is being developed for use in self-service environments, such as ATMs and kiosks.

      Our in-store integration software provides for full point-of-sale software integration at an agent’s location, which allows the agent to provide our products and services through its standard point-of-sale software platforms, including cash registers. The in-store integration software provides for the issuance of money orders, vendor payments, payroll checks and FormFree money transfers. Our in-store integration software reduces transaction time and the need for agent training, as well as streamlining the reconciliation process as a result of direct data input into the agent’s sales and accounting systems.

      We have developed a number of point-of-sale technologies for the delivery of money order and money transfer transactions, which we classify based on the level of service that the agent is required to provide. These technologies include:

•	fully-assisted point-of-sale platforms in which the agent performs the transaction data entry, such as our DeltaWorks and MoneyWorks platforms and Delta terminals;

•	partially-assisted point-of-sale platforms in which the agent provides limited data entry services, such as our FormFree platform; and

•	self-service platforms, in which the consumer provides all necessary information directly, such as kiosks and the internet.

Fully-Assisted Platforms

•	DeltaWorks. DeltaWorks is our advanced point-of-sale Windows-based personal computer platform that provides agents with a single system that combines money order, money transfer and urgent bill payment capabilities, reducing the capital and space required at agent locations and that can be fully networked. We believe DeltaWorks is valued by our large retail agents and is scalable to smaller agents that also appreciate its unique features. Use of the DeltaWorks platform reduces transaction time for agents and consumers by allowing agents to retrieve and display the consumer’s personal information and last five transactions. DeltaWorks also includes software training tools and transaction assistance. The training tools lead the agent’s employees through each possible transaction, including administrative and maintenance functions, thus reducing training costs and improving customer service.

•	AgentConnect. Our proprietary AgentConnect money transfer integration interface enables us to provide large money transfer agents with their own integrated point-of-sale systems for money transfers. Our AgentConnect integration interface reduces transaction time and the need for agent training and streamlines the agent’s reconciliation process.

•	MoneyWorks. Our MoneyWorks DOS-based PC platform allows money transfer agents to have real-time communication with our mainframe computer system for processing money transfers and urgent bill payment services.

•	Delta Terminals. Our Delta terminals provide point-of-sale solutions for money orders, bill payment and FormFree services. These terminals provide dial-up connections with our mainframe computers and a built-in printer for receipts, saving the cost of an additional printer. Our recently introduced Delta T3 terminals allow for processing of money orders and FormFree money transfers and provide for internet protocol communication with our mainframe computers.

Partially-Assisted Platforms

•	FormFree. FormFree is our point-of-sale money transfer and money order system with multi-lingual customer assistance. Through our FormFree technology, a consumer can connect to one of our customer service representatives by telephone at the agent location. The customer service representative then enters the data to complete a transaction directly into the MoneyGram host computer, thus saving time for both the agent and the consumer. The FormFree system is useful for locations that do not offer customer service functions. Customers, in turn, have the advantage of being able to connect to operators who speak a wide variety of languages.

Self-Service Platforms

•	Self-Service Kiosk Delivery Systems. We are developing and testing automated self-service systems for the delivery of money transfers and money orders, as well as an ATM-based money transfer system. We continue to evaluate the operations and acceptance of these systems to determine if they will be economically viable.

      We operate two customer service call centers in the United States and have contracted for additional call center services in the United Kingdom. We provide multi-lingual customer service for both agents and consumers 24 hours per day, 365 days per year, and have implemented interactive voice response technology that reduces consumer hold time and transaction costs.

      Our money order and money transfer systems include the feature of item-by-item reconciliation. This feature allows us to reconcile agent money order issuances and money transfers with remittances and clearings. This technology streamlines the collection process, and reduces exposure to fraud losses and the time spent on items that cannot be reconciled. For example, after matching processed items to the amounts of the reported sale, the system produces reports of any exception items that do not match. This enables us to identify fraudulent transactions, including money orders that are forged or raised in amount. We are able to research and resolve discrepancies and issue stop payment orders on fraudulent items quickly. Item-by-item reconciliation also allows our agents to match our transactions to their internal control and accounting systems easily, which allows for better integration of our products.

      Our money order and money transfer back office technology is highly automated and scalable, which provides increased efficiency and ability to grow as our transaction volume increases. Moreover, we have developed proprietary executive information systems for performing agent forecasting and tracking agent profitability. We are able to determine our profitability on an agent-by-agent basis and price our services in accordance with our profit margin guidelines. These systems also allow for daily tracking of transaction forecasts and product profitability.

      We continually work to enhance our services, and have introduced corridor pricing capabilities that enable us to establish different consumer prices for our money transfer services by defined transaction corridors, such as narrowly defined zip code regions or widespread direct marketing areas. We are currently adding additional capabilities, including implementing multi-currency technology that allows us to execute our money transfers between and among an increased number of different currencies. Where implemented, these capabilities allow our agents to settle with us in local currency and allow consumers to know the exact amount that will be received in the local currency of the receiving nation, or in U.S. dollars in certain countries.

Sales and Marketing

      We market our products and services through a number of dedicated sales and marketing teams. In the United States, three dedicated sales and marketing teams market money transfer services, money orders and bill payment services to each of our three principal distribution channels: large national agent accounts; smaller, independent accounts; and check cashing outlets. We also have a dedicated sales and marketing team that markets our urgent bill payment services directly to billers. Our international sales and marketing for money transfer services is conducted by dedicated regional sales and marketing teams that are generally located in their regions: Northern Europe; Southern Europe; Eastern Europe; Asia; the Middle East; Africa; and Mexico, Latin America and the Caribbean.

      Our money orders, frequently branded with our retail agent’s name, are primarily marketed to consumers through information provided at the point-of-sale at our agent locations and with the retail newspaper circulars.

      Our money transfer services are marketed to consumers through a variety of direct marketing, radio advertising and print and out of home advertising, including signage at our agent locations worldwide. Our advertising is provided in multiple languages, depending upon the targeted audience, and is intended to reinforce the value proposition provided by our products and services and enhance consumer awareness of our brands. Our localized marketing programs are based on a profile of the targeted consumers and the characteristics of the key ethnic communities in which they live and work. Direct mail to targeted consumers and retail merchandizing within our agent locations are also used to reach diverse consumer segments. Marketing support also includes specialized public relations initiatives, sponsorship at key ethnic events, and strong community presence and affiliation. We also offer a loyalty card called “MoneySaver”, which provides repeat consumers with certain discounts and expedites transaction processing when used in connection with DeltaWorks.

      The sales and marketing teams are segmented to focus on the distinct needs and strategies for each of the channels of agent distribution, namely, chain or national retail accounts, check-cashing businesses, financial institutions and credit unions and independent agent locations. This segmented marketing approach allows us to focus our marketing efforts by store, to better reach the heaviest users of our products and services. In many cases, agents engage in cooperative advertising with us, creating marketing programs that, when approved by us, are jointly developed and funded.

Credit Risk Management

      Our global funds transfer segment agents receive the proceeds from the sale of our money transfers, money orders and bill payment services, and we must collect those funds from the agents. Our agents typically have from one to three days to remit the proceeds to us. Some longer remittance schedules are granted to certain agents under controlled circumstances.

      Our global client services group assesses the creditworthiness of each potential agent before accepting it into our distribution network. We monitor the credit risk of all active agents on an ongoing basis. In addition, we frequently take additional steps to minimize the agent credit risk, such as requiring owner guarantees, corporate guarantees and other forms of security, where appropriate.

      We are committed to maintaining credit risk management discipline. This discipline, coupled with the wide dispersion of risk among the large number of agents we serve, the dollar amounts of our risk exposure with each agent, the different industries our agents are in, and their geographic dispersion, has led to relatively low credit losses for the business. For 2001 through 2003, including our loss with respect to Dairy Mart as described below, the historical annualized agent net default rate was less than one percent of the average aggregate credit exposure.

      We employ approximately 100 credit professionals who manage agent risk and settlement, and utilize a wide variety of risk management tools including:

•	Use of guarantors and periodic agent and guarantor credit reviews. We use internally developed risk assessment tools that are tailored to the specific industries of our agents, and where appropriate, we require guarantees from individual business owners. We conduct periodic comprehensive financial reviews and cash flow analysis of our agents that average high volumes of money order sales and, therefore, are required to remit significant funds to us on a regular basis. We also review all guarantors on a frequent basis and evaluate their credit quality with our customized scoring model.

•	Software controls. The software embedded on each point-of-sale terminal can be used to control both the number of individual money orders sold as well as the aggregate dollar amount of money orders sold at individual locations. Sales activity can be transmitted each evening. This is intended to help ensure that all sales made by the agent are reported and subsequently collected according to the terms of our contracts.

•	Monitoring for daily remittance and legal compliance. We monitor our agents’ sales and remittances daily to flag suspicious volumes or transactions. Our software assists us in uncovering irregularities, such as money laundering schemes or agent self-use by identifying unusual amounts or an unusual transaction volume.

      In addition to monitoring tools, we also have the ability to limit our exposure to a particular agent should we detect credit or payment issues. Specifically, we have the ability to remotely prevent agents from issuing our money orders or performing money transfer services by disabling the agent’s money order dispenser or transaction device via our remote control capabilities. This tool may be used if we detect unusual transaction activity or if we do not receive payment according to the contractual remittance schedule. In addition, our full line of point-of-sale delivery systems incorporates technology that requires each location to be reauthorized on a daily basis for continued transaction processing. This capability allows us to discontinue the issuance of money orders if our dispenser system in any agent location is not able to communicate with our host computer or if we choose to disable transaction processing remotely. This feature enables us to take action quickly to minimize potential theft or insolvency losses.

      In the third quarter of 2001, one of our larger chain retailers, Dairy Mart, filed for protection under Chapter 11 of the U.S. Bankruptcy Code at a time when it owed us approximately $7.4 million. We recorded a $5.7 million charge against earnings, have recovered $1.5 million and anticipate recovering the remaining $200,000 that was not taken as a charge against earnings upon completion of the Chapter 11 case. This loss represents the largest single credit loss that we have suffered in the last 10 years.

Payment Systems Segment

      Our payment services segment provides financial institutions with payment processing services, primarily of official check outsourcing services and money orders for sale to their customers. The following table provides an overview of the primary products and services, brands, customers and distribution channels, end users and sources of revenues in our payment systems segment.

Payment Systems Segment

Product or Service	Primary Brands	Customers/ Channels of Distribution	Primary End Users	Primary Sources of Revenue

PrimeLink and PrimeLinkplus official check services	Travelers Express Private label Co-branded	Financial institutions: • Banks • Thrifts • Credit unions • Non-bank financial institutions	Banked consumers Financial institutions	Investment revenue Transaction fees

Money orders	Travelers Express Travelers Express MoneyGram Private label Co-branded	Financial institutions: • Banks • Thrifts • Credit unions	Convenience users, generally banked consumers who obtain a money order on payor request	Transaction fees Investment revenue

Controlled disbursement services	FSMC, Inc.	State governments Businesses offering rebates	State governments Businesses offering rebates	Transaction fees

      Our official check outsourcing services, PrimeLink, allow our financial institution customers to outsource a function that they view as “non-core” in a cost-efficient manner while generating additional fee-based revenue. Our PrimeLink services also provide our financial institution customers enhanced fraud protection, superior account reconciliation and customer service capabilities. We provide these outsourcing services at a low cost to financial institutions and pay an agreed upon commission rate on the balance of funds underlying the official checks pending clearing of the items.

      We provide Travelers Express-branded and Travelers Express MoneyGram-branded, private label and co-branded money orders to our financial institution customers for sale to their customers. In addition, we provide processing services for controlled disbursements, such as certain government payments and rebate checks.

      We primarily derive revenues from our financial institution customers from the investment of funds underlying the official check or financial institution money order. We invest funds representing customer items from the time the proceeds are remitted until they are cleared. We also derive revenue from fees paid by our customers.

Industry Overview

      We expect growth in the payment services industry to be driven by increased outsourcing of non-core functions by financial institutions. The financial institution industry is rapidly changing and has experienced high levels of consolidation over the last few years. The industry faces increasing complexity in the technological capabilities required for the rapid and efficient creation, processing, handling, storage and retrieval of information. These capabilities require large development and capital expenditures and processing expertise. In addition, the financial institution industry is experiencing increased competition as non-bank financial institutions, such as mortgage companies, insurance companies and mutual fund companies, begin to provide more products and services typically associated with banks, such as investment and disbursement products. This combination of factors affects the financial institution industry generally by placing increased competitive pressures on all financial institutions, including those that have not been involved in consolidation. We believe that this increased competitive pressure has caused financial institutions to refocus on their core competencies. Outsourcing non-core functions is one method financial institutions, regardless of their size, employ to secure enhanced services such as fraud detection and to increase operational efficiency and profitability.

      Financial institutions have historically offered their customers a broad array of products and services in order to meet customer demand, even if particular products and services are not highly profitable for the financial institution itself. Financial institutions generally consider these less profitable products and services to be “non-core” to their operations. Official checks are an example of a non-core product that financial institutions are compelled to offer their customers.

      We believe that decreasing the costs of non-core products and services is one of the primary methods by which financial institutions seek to increase operational efficiency and competitiveness. The traditional methods of processing official checks place high demands on the capital and technology resources of financial institutions. Outsourcing, we believe, increases operational efficiency by permitting financial institutions to avoid incurring these costs and instead to take advantage of the technology and customer service capabilities of the service provider. In addition, outsourced money orders allow financial institutions to offer this service to their customers without incurring the associated operating costs.

Products and Services

Official Check Outsourcing Services

      Financial institutions provide official checks, which include bank checks, cashier checks, teller checks and agent checks, to consumers for use in transactions when the payee requires a check drawn on a bank or other third party. Official checks are commonly used in consumer loan closings, such as closings of home and car loans, and other critical situations where the payee requires assurance of payment and funds availability. Financial institutions also use official checks to pay their own obligations.

      Some financial institutions view the provision of official checks as an ancillary product and not core to their operations. Our payment systems segment provides financial institutions a way to outsource a non-core business line — providing official checks to consumers — to improve customer service, reduce costs, minimize capital expenditures, improve efficiency, increase return on assets and secure enhanced services such as fraud detection and deterrence.

      We clear the official check items pursuant to contracts with clearing banks as a service to our official check customers. Our financial institution clients are generally required to remit on a daily basis the funds from their sale of the items to us in order to fund the daily clearings. We maintain investments having a value in excess of our outstanding payment instruments, which assures that sufficient funds are available to pay all items. In some cases, we segregate the portion of our portfolio attributable to the payment instruments of a client as a means of providing those clients with further assurance that funds will be available to clear the payment instruments sold by them.

      Many financial institutions and clearing banks view an investment grade rating to be a measure of MoneyGram’s financial strength. We have received indications from major credit ratings agencies that immediately following the spin-off, MoneyGram’s long-term debt will have an investment grade rating, with a stable outlook.

Money Orders

      The payment systems segment also offers money orders through financial institutions in a manner very similar to money orders offered through our retail agents. In 2003, approximately 20 million, or seven percent, of our money orders were sold through financial institutions.

Controlled Disbursement Processing

      Through our subsidiary, FSMC, Inc., we are the nation’s largest processor of WIC checks. WIC checks are issued under the Special Supplemental Nutrition Program to Women, Infants and Children administered by the U.S. Department of Agriculture through the various states. FSMC also processes other controlled disbursements, such as rebate checks. Our revenues from this area are primarily derived from fees.

Customers

      Our customers are primarily comprised of retail and commercial financial institutions, thrifts and credit unions that typically sign multi-year contracts. We provide official check services to over 16,000 branch locations of over 1,800 financial institutions. Customers include a broad array of financial institutions including, large banks, as well as regional banks and small, community banks. Our largest financial institution customer generated approximately four percent and six percent of our total revenues and approximately 12 percent of the revenues in our payment systems segment in each of 2003 and 2002.

Technology and Customer Service

      We are continually innovating and developing new products and services to differentiate ourselves from competitors. We believe some of the key areas of service differentiation include:

•	PrimeLinkplus. In 2002, we introduced PrimeLinkplus, an internet-based check issuance platform that allows financial institutions and other businesses with multiple locations to securely print official checks at remote locations on a client-controlled basis, thereby eliminating the need to overnight the checks from the main office or wire transfer the funds. We believe that this service is unique in the industry and will provide substantial value for our financial institution customers. PrimeLinkplus will also permit non-bank businesses, such as mortgage companies, insurance companies and brokerages, to securely print official checks issued by us or a financial institution at remote locations on a customer-controlled basis.

•	Fraud detection and deterrent. Our automated matching system assists our customers in identifying potential counterfeit and altered items or employee fraud. In addition, our item-by-item reconciliation system provides additional antifraud protection.

•	Check imaging. We provide imaging of all official check items and access to these images via the internet, permitting our financial institution clients to improve service standards to their customers when researching critical high-dollar lost or stolen checks.

•	Internet-based customer service. Our customers can access their records via a variety of channels, including the internet, to download imaged items, receive customized reports and handle service requests. This access enables our customers to quickly and efficiently respond to consumer requests.

•	Reporting flexibility. Our reporting flexibility permits us to customize reports to clients’ needs. For example, we can structure the reporting to track the banks’ own operational centers or branches, facilitating financial institutions’ own cost center tracking. Similarly, we can provide commission reimbursement to the cost center level.

Sales and Marketing

      We market our PrimeLink official check services through a dedicated team of official check sales and marketing professionals. This dedicated sales team is knowledgeable about the banking industry, particularly cash management and bank operations. In addition, we have dedicated teams of sales and marketing professionals for our PrimeLinkplus product and for our sales of money order services through banks. Each of these teams is knowledgeable about the products they sell. All marketing efforts are localized and customized to specific segments of the market. Relationship marketing is the substance of our approach to the market. We have an intertwined network of relationships with technology providers, banks that provide marketing endorsements, banking associations, consultants and others, including alliances with Wells Fargo and the Credit Union National Association.

Investment Activities

      Both the global funds transfer segment and the payment systems segment generate substantial cash balances as payment instruments are issued and proceeds are remitted to us. These funds are available for investment until the items to which they relate are presented for payment. We invest these funds in marketable fixed-income securities of various maturities as well as maintain a portion in cash equivalent securities. This portfolio of investments totaled approximately $6.9 billion on December 31, 2003. We restrict our invested funds, to the extent that they represent the proceeds from the sale of our payment instruments, to satisfy our payment obligations, and these funds are thus unavailable to satisfy any other cash flow needs, including working capital.

      Our investment portfolio is invested in high-grade fixed income securities, and is mainly comprised of mortgage-backed and other asset-backed securities as well as municipal, corporate, U.S. government, and U.S. agency bonds. The following table shows the composition of the non-cash component of our investment portfolio by market value at March 31, 2004:

	Market	% of
	Value	Total

	(in thousands)
Obligations of state and political subdivisions	$994,939	16%
Mortgage-backed and other asset-backed securities	4,454,139	71%
U.S. Government agencies	462,202	7%
Debt securities issued by foreign governments	5,992	0%
Corporate debt securities	335,802	5%
Preferred stock	75,608	1%

Total	$6,328,682	100%

      We manage our portfolio to a high credit standard. We consistently maintain the weighted average credit rating of our portfolio at AA by Standard & Poor’s or its equivalent rating.

      We also maintain a portion of our investment portfolio in highly liquid cash equivalent securities to cover any fluctuations in daily item clearings, if necessary. In addition, we have credit facilities, including repurchase agreements, in place to provide backstop funding. At March 31, 2004, approximately $999 million of the $7.3 billion investment portfolio consisted of cash and cash equivalent securities.

      We invest a portion of our investment portfolio in tax-exempt securities (primarily municipal bonds) that have lower pre-tax yields but produce higher income on an after-tax basis than comparable taxable investments. As a result, our investment revenue and tax expense on a GAAP basis are lower than on a fully taxable equivalent basis. We have filed, and, until completion of the spin-off, will file our federal income tax return as part of the

Viad consolidated group, which enables us to benefit from investing in tax-exempt obligations at a level greater than we may be able to following our separation from Viad. In addition, to the extent we are subject to alternative minimum tax, the benefit of investing in tax-exempt obligations is reduced. We reduced our investment in tax-exempt obligations in 2003. At March 31, 2004, 16 percent of our portfolio was invested in tax-exempt obligations compared to 17 percent at December 31, 2003.

      Our investment activities are subject to the regulatory requirements of the various states in which we operate. Based on these regulations, we are required to maintain a one-to-one relationship between our payment service obligations and the market value of the permissible securities that we hold, which securities must have at least a rating of A-3 from Moody’s or A- from Standard & Poor’s to be considered as permissible securities. We submit detailed investment reports to the state regulatory authorities on a quarterly or more frequent basis, as required.

      We manage our investment portfolio under strict asset/ liability management policies. Portfolio oversight is provided by our internal investment committee.

      Most of our Payment Services segment clients are paid a commission based on the balance of funds that is produced from their sale of official checks. These commissions are typically calculated based on a floating index, while we typically invest in fixed-rate securities. We enter into interest rate derivatives to hedge our floating rate exposure. We use derivatives for hedging purposes only and do not enter into derivatives for the purpose of speculating on market conditions or events.

      Our investment department is staffed by professionals who are experts in the areas of fixed income portfolio management as well as asset/ liability management. Our chief investment officer is a member of our executive team and is involved in the strategic initiatives of MoneyGram. Our investment team uses a number of sophisticated market and analytic systems. Our in-house expertise enables our investment department to be involved in product and systems development, which allows us to offer creative and flexible solutions for our customers, such as the segregated investment solutions developed for our large bank customers.

      Our treasury department manages our foreign exchange exposure. Some of our international money transfer transactions are denominated in currencies other than U.S. dollars. This is expected to increase as we continue to add more currencies to our multi-currency system. We hedge our foreign exchange position through the use of spot foreign exchange trades or forward contracts. We only use derivatives for hedging purposes and do not enter into derivatives for the purpose of speculating on market conditions or events.

Information Technology

      The use of information technology is essential to the critical operations of our business. We maintain infrastructure support as well as data and server centers in multiple facilities.

      We operate two operational and processing facilities in Minneapolis, Minnesota and one in Denver, Colorado. These facilities are strategically located to mitigate potential interruptions and each facility operates out of separate utility substations. We also contract voice and data communications with multiple vendors for primary and standby communication circuits. Our facilities incorporate a combination of battery systems and fuel powered generators to keep our critical systems operating in the event of loss of power.

      We maintain business continuation plans for each department of our company, as well as an overall corporate continuation plan. Each critical department is required to document and test its plans on a periodic basis. We have contracted with third-party vendors to provide the necessary computer, communication and processing capabilities in the event of a disaster. Each vendor is required to have multiple recovery sites that are spread geographically across the United States.

Competition

      The various industries in which we operate are very competitive and we face a variety of competitors across our businesses. New competitors or alliances among established companies may emerge. We compete for agents and financial institution customers on the basis of value, service and quality, technical and operational differences and price and financial incentives paid to agents once they have entered into an agreement. In turn, we compete for consumers on the basis of number and location of agent locations, price, convenience and technology.

      The global funds transfer segment of our business competes in a concentrated industry, with a small number of large competitors and a large number of small, niche competitors. Our large competitors are other providers of money orders and money transfer services, including Western Union, a subsidiary of First Data, other subsidiaries of First Data and the U.S. Postal Service with respect to money orders. We also compete with banks and niche, person-to-person money transfer service providers that serve select send and receive corridors.

      The payment systems segment of our business competes in a concentrated industry with a small number of large competitors. Our competitors in this segment are Integrated Payment Systems, a subsidiary of First Data, and Federal Home Loan Banks. We also compete with financial institutions that have developed internal processing capabilities or services similar to ours and do not outsource these services.

Regulation

      Compliance with legal requirements and government regulations is a day-to-day integral part of our operations and represents a normal cost of doing business. Financial transaction reporting and state banking department regulations affect the global funds transfer segment of our business. Labor and employment and other regulations affect virtually all of our operations.

      As a money order issuer and a money transmitter, we must comply with a number of domestic and international regulatory requirements, including:

•	state licensing and consumer protection laws;

•	federal and state anti-money laundering and the federal government’s Office of Foreign Assets Control (OFAC) regulations;

•	laws of various foreign countries regulating the ability to conduct a money transfer business and requiring compliance with anti-money laundering regulations;

•	state unclaimed property reporting; and

•	state, federal and international privacy laws.

      In the United States, 45 states, the District of Columbia and Puerto Rico require us to be licensed in order to conduct business within their jurisdiction. Requirements to be so licensed generally include minimum net worth, surety bonds, operational procedures and reserves or “permissible investments” that must be maintained in an amount equivalent to all outstanding payment obligations issued by us. The types of securities that are considered “permissible investments” vary from state to state, but generally include U.S. government securities and other highly-rated debt instruments. Most states require us to file reports on a quarterly or more frequent basis, verifying our compliance with their requirements.

      Internationally, we are registered as required in Germany, the Netherlands, Switzerland and the United Kingdom. The regulatory requirements in Germany and the United Kingdom are focused mainly on money laundering prevention. In addition, many international jurisdictions impose restrictions on the type of entity that can serve as a money transfer agent. In some jurisdictions, we are restricted to doing business with banks or other licensed financial entities.

      Since January 2002, we and our agents are required to report suspicious activity. Our suspicious activity reporting threshold has been set at $5,000 for money orders and $2,000 for money transfers. In addition, under the Patriot Act, money service providers, including our agents, are required to establish anti-money laundering compliance programs that include:

•	internal policies and controls;

•	the designation of a compliance officer;

•	ongoing employee training; and

•	an independent review function.

We comply with all new requirements of the Patriot Act and have plans in place to comply with additional new requirements as they are implemented.

      We are also subject to the rules of OFAC, which state that no U.S. entity may conduct business with any country or individual identified on the published OFAC sanctions list. We have implemented software systems and applications that automatically block any attempted money transfer to OFAC sanctioned individuals.

      Our international anti-money laundering compliance program is based on U.S. laws because the U.S. tends to have some of the strictest requirements. However, we make modifications to our compliance program to satisfy regulators in those countries, such as Germany and the United Kingdom that have special requirements.

      We employ 14 full-time personnel to work exclusively on anti-money laundering compliance and two lawyers and three legal assistants to maintain our licensing and reporting obligations. In addition, we regularly consult with external legal experts on developments in the areas of anti-money laundering and state licensing.

      Unclaimed property laws of every state, the District of Columbia and Puerto Rico require that we track the relevant information on each money order or money transfer and, if unclaimed at the end of the statutory abandonment period, that we remit the proceeds of the unclaimed property to the appropriate jurisdiction. State abandonment periods for money orders and money transfers range from three to seven years, while those for official checks are generally three to five years. Certain foreign jurisdictions also may have unclaimed property laws, though we do not have material amounts subject to any such law.

      In the ordinary course of our business, we collect certain types of consumer data and thus are subject to privacy laws. As a necessary part of conducting our international money transfer business, we collect personal data flowing from the European Union to other countries, and thus are subject to the European Personal Data Protection Directive. According to the Directive, personal data includes names, addresses, telephone numbers, unique identification numbers and other information that could be used to identify an individual, such as physical descriptions or pictures. The Directive prohibits the transfer of personal data to non-European Union member nations that do not provide adequate protection for personal data.

      The U.S. government and the European Commission together developed a safe harbor framework to simplify compliance with the Directive. We have joined the safe harbor by filing with the U.S. Department of Commerce, publicly declaring our privacy policy for information collected outside of the United States by posting our privacy policy on our website, and requiring our agents in the European Union to notify customers of the privacy policy. The privacy policy restricts our use of the private information to completion of the requested transaction and compliance with law.

      We are also subject to the Gramm-Leach-Bliley Act of 1999 (GLB Act). The GLB Act requires that all financial institutions have in place policies regarding the collection and disclosure of information considered nonpublic personal information. We comply with the GLB Act by posting a privacy notice on our website, as well as posting a privacy notice on the forms completed by individuals in order to use services, for example, on our money transfer “send” form. We also have confidentiality/ information security agreements in place with our third-party vendors and service providers to the extent required by the GLB Act.

      If we were to fail to comply with any applicable laws and regulations, this failure could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties.

Intellectual Property Rights

      We rely on a combination of patent, trademark, copyright, trade secret law and confidentiality or license agreements to protect our proprietary rights in products, services, know-how and information. Intellectual property laws afford limited protection. Certain rights in processing equipment and software held by us and our subsidiaries provide us with a competitive advantage, even though not all of these rights are protected under intellectual property laws. It may be possible for a third party to copy our products and services or otherwise obtain and use our proprietary information without our permission.

      U.S. patents are currently granted for a term of 20 years from the date a patent application is filed. We own a number of U.S. and foreign patents related to our money order technology. Our U.S. patents have in the past given us competitive advantages in the marketplace, including a number of patents for automated money order dispensing systems. However, MoneyGram does not consider these patents material to its current operations and does not believe that they currently provide any material competitive advantage. Our patents cover security, automated reporting and control and other features that are important in the issuance of money orders. We also have a number of patent applications pending in the United States that relate to our money transfer and PrimeLink technology and business methods.

      U.S. trademark registrations are for a term of 10 years, renewable every 10 years as long as the trademarks are used in the regular course of trade. We register our trademarks in a number of other countries where we do business. We maintain a portfolio of trademarks representing substantial goodwill in our businesses. Many of our trademarks, including the MoneyGram®, Travelers Express, PrimeLink® and GameCash® marks and our globe with arrows logo, have substantial importance and value to our business.

Employees

      At December 31, 2003, we had approximately 1,790 full-time employees employed in the United States and 80 full-time employees employed internationally. In addition, we use contractors who support certain of our international sales and marketing efforts.

      None of our employees is represented by a labor union and we consider our employee relations to be good.

Facilities

      Information concerning our material properties, all of which are leased, including location, use, approximate area in square feet and lease terms, is set forth below:

		Area		Approximate
		(square	Lease	Base Rent
Location	Use	feet)	Expiration	(per annum)

1550 Utica Avenue South Minneapolis, MN	Corporate Headquarters	153,000	11/20/2007	$2,964,266
6701 Parkway Circle Brooklyn Center, MN	Global Operations Center	75,000	1/31/2012	$683,761
6601 Shingle Creek Parkway Brooklyn Center, MN	Global Operations Center	44,000	1/31/2012	$346,627
3940 South Teller Street Lakewood, CO	Call Center	68,165	2/31/2012	$1,012,250

      We also have a number of other smaller locations consisting of an office and storefronts in the New York City metropolitan area, one office and one storefront in Florida, one office in the United Kingdom and small sales and marketing offices in Germany, Hong Kong, Greece, Dubai, Russia, Italy, South Africa, Australia, China and the Netherlands.

      We believe that our properties are sufficient to meet our current and projected needs.

Legal Proceedings

      We are party to a variety of legal proceedings that arise in the normal course of our business. In these actions, plaintiffs may request punitive or other damages that may not be covered by insurance. We accrue for these items as they become known and can be reasonably estimated. While the results of litigation cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect on our results of operations or financial position.

MANAGEMENT OF MONEYGRAM

Directors and Executive Officers

      Currently, three individuals, Ellen M. Ingersoll, Suzanne Pearl and Scott E. Sayre, each of whom is an officer of Viad, serve as our directors. Prior to the spin-off, we expect these three individuals to resign from our board of directors. After the spin-off, we expect our board of directors to consist of twelve directors, nine of whom will be the current directors of Viad and one of whom, Philip W. Milne, will be our President and Chief Executive Officer. The remaining directors have not yet been identified, but will not be employees of MoneyGram. None of the existing directors of Viad is or will be an employee of New Viad except for Robert H. Bohannon, who is, and after the spin-off will remain as, the Chairman of the Board of Directors, President and Chief Executive Officer of New Viad.

      The following table sets forth information as to individuals who are expected to serve as our directors, executive officers or key employees after the spin-off.

Name	Age	Position

Robert H. Bohannon	59	Chairman of the Board of Directors
Philip W. Milne	44	President, Chief Executive Officer and Director
Jess Hay	73	Director
Judith K. Hofer	64	Director
Donald E. Kiernan	63	Director
Robert C. Krueger	68	Director
Linda Johnson Rice	46	Director
Douglas L. Rock	57	Director
Albert M. Teplin	58	Director
Timothy R. Wallace	50	Director
Jean C. Benson	36	Vice President, Controller
Theodore F. Ceglia	40	Vice President, Treasurer
Mary A. Dutra	52	Vice President, General Manager of Payment Systems
Teresa H. Johnson	52	Vice President, General Counsel and Secretary
David J. Parrin	49	Vice President and Chief Financial Officer
William J. Putney	41	Chief Investment Officer
Anthony P. Ryan	41	Vice President, General Manager of Global Funds Transfer
Cindy J. Stemper	46	Vice President, Human Resources and Facilities

      Robert H. Bohannon will be Chairman of our Board of Directors. He is currently the Chairman of the Board of Directors, President and Chief Executive Officer of Viad, positions he has held since 1997. From 1996 to 1997, Mr. Bohannon was President and Chief Operating Officer of Viad.

      Philip W. Milne will be our President, Chief Executive Officer and Director. Mr. Milne is currently the President and Chief Executive Officer of Travelers Express Company, Inc., positions he has held since 1996. Mr. Milne joined Travelers Express Company, Inc. in 1991 and served as General Manager of the official check business from 1991 until early 1992, as Vice President, General Manager of the Payment Systems segment from 1992 until early 1993, and as Vice President, General Manager of the Global Payment Products group from 1993 to 1996.

      Jess Hay will be a director. Mr. Hay is the Chairman of the Texas Foundation for Higher Education, a non-profit organization dedicated to promoting higher education in the State of Texas, a position that he has held since 1987. Mr. Hay was formerly the Chairman and Chief Executive Officer of Lomas Financial Group, a financial services business that provided retail and mortgage banking, real estate development, commercial loan and credit card services, from which he retired in 1994. Mr. Hay is also a director of SBC Communications Inc. and Trinity Industries, Inc. and will continue as a director of New Viad.

      Judith K. Hofer will be a director. Ms. Hofer is a consultant to the May Department Stores Company, a position that she has held since 2002. Ms. Hofer formerly served as the President and Chief Executive Officer of May Merchandising/MDSI, a May Department Stores Company from 2000 to 2002, and as President and Chief Executive Officer of Filene’s, a division of the May Department Stores Company, from 1996 to 2000. Ms. Hofer will continue as a director of New Viad. Ms. Hofer is also a director of Ashworth, Inc.

      Donald E. Kiernan will be a director. Mr. Kiernan is the retired Senior Executive Vice President and Chief Financial Officer of SBC Communications Inc., a leader in telephone, wireless and data communication services. Mr. Kiernan served as Chief Financial Officer of SBC Communications Inc. from 1993 until his retirement in 2001. Mr. Kiernan is also a director of Health Management Associates, Inc., Horace Mann Educators Corporation, LaBranche & Co Inc. and Seagate Technology LLC.

      Robert C. Krueger will be a director. Mr. Krueger is a public speaker and former U.S. Congressman, U.S. Ambassador, U.S. Senator and university professor. Mr. Krueger has acted as a consultant to third party businesses interested in international trade and U.S. government policy since 2000. Mr. Krueger was a Visiting Research Fellow at Merton College, Oxford University in 2000, and prior thereto was U.S. Ambassador to Botswana from 1994 to 1996 and Special Representative to the Secretary of State to Southern Africa from 1996 to 1999.

      Linda Johnson Rice will be a director. Ms. Rice is the President and Chief Executive Officer of, and a director of, Johnson Publishing Company, Inc., publisher of Ebony and Jet magazines, a position that she has held since 2002. From 1987 to 2002, Ms. Rice served as President and Chief Operating Officer of Johnson Publishing Company, Inc. Ms. Rice is also a director of Bausch & Lomb Inc., Kimberly-Clark Corporation and Omnicom Group Inc.

      Douglas L. Rock will be a director. Mr. Rock is the Chairman of the Board of Directors, a position that he has held since 1991, and Chief Executive Officer, a position that he has held since 1989, of, and a director of, Smith International, Inc., a worldwide supplier of products and services to the oil and gas exploration and production industry. Mr. Rock is also a director of CE Franklin Ltd.

      Albert M. Teplin will be a director. Mr. Teplin, an economist, has been a consultant for the Board of Governors of the Federal Reserve System, the U.S. Department of Commerce and the International Monetary Fund since November 2003 and to businesses and governments. Mr. Teplin served as Senior Economist for the Board of Governors of the Federal Reserve System from 2001 to October 2003 and was Chief, Flow of Funds Section of the Board of Governors of the Federal Reserve System from 1989 to 2001.

      Timothy R. Wallace will be a director. Mr. Wallace is Chairman, President and Chief Executive Officer of, and director of, Trinity Industries, Inc., a diversified manufacturer of railcars, barges, highway safety products and various other industrial equipment, a position that he has held since 1999. Mr. Wallace was Chief Operating Officer of Trinity Industries, Inc. from 1996 to 1998.

      Jean C. Benson will be our Vice President, Controller. Ms. Benson is currently the Vice President, Controller of Travelers Express Company, Inc., a position she has held since joining the company in August 2001. From 1994 to 2001, Ms. Benson was at Metris Companies, Inc., a financial products and services company, serving most recently as Corporate Controller and Executive Vice President of Finance. Ms. Benson started her career as an auditor with the accounting firm of Deloitte & Touche LLP from 1990 to 1994.

      Theodore F. Ceglia will be our Vice President, Treasurer. Mr. Ceglia has served as Vice President, Treasurer since joining Travelers Express Company, Inc. in February 2003. Mr. Ceglia was the Chief Financial Officer of ArrowHead Capital Management Corp., an asset management firm, since July 2002. From January 2002 to February 2003, he also owned and operated Capital Management Solutions LLC, a corporate finance consulting firm. From 1998 to 2001, Mr. Ceglia was Managing Director and Treasurer at RBC Dain Rauscher Corporation, from 1997 to 1998 he was Director and Assistant Treasurer at the financial services company GMAC-Residential Funding Corporation, and from 1995 to 1997 he was Vice President of the Structured Finance Group at the banking firm Société Générale.

      Mary A. Dutra will be our Vice President, General Manager of Payment Systems. Ms. Dutra joined Travelers Express Company, Inc. in 1988 as Manager of Payment Services and has served in positions of increasing responsibility, advancing most recently to the position of General Manager and Vice President, Payment Systems and Global Operations.

      Teresa H. Johnson will be our Vice President, General Counsel and Secretary. Ms. Johnson has served as Vice President and Chief Legal Counsel of Travelers Express Company, Inc. since 1997. From 1993 to 1997, she was employed at SUPERVALU INC., a food retailer and distributor, serving most recently as Associate General Counsel and Corporate Secretary.

      David J. Parrin will be our Vice President, Chief Financial Officer. Mr. Parrin will be responsible for certifying MoneyGram’s financial statements as required by Rule 13a-14 under the Securities Exchange Act. Mr. Parrin has served as Vice President and Chief Financial Officer since joining Travelers Express Company, Inc. in June 2002. From 1998 to 2002, he was with the investment firm Dain Rauscher Corporation (now RBC Dain Rauscher Corporation), serving since 1999 as Executive Vice President and Chief Financial Officer. From 1994 to 1998, he served as Senior Vice President and Corporate Controller of U.S. Bancorp. Prior to that, Mr. Parrin spent 17 years with the accounting firm of Ernst & Young LLP, serving most recently as audit partner.

      William J. Putney will be our Vice President and Chief Investment Officer. Mr. Putney joined Travelers Express Company, Inc. in 1993, serving as Portfolio Manager until being named Vice President, Chief Investment Officer in 1996. Prior to joining Travelers Express Company, Inc. Mr. Putney held positions as a trader, investment analyst and portfolio manager.

      Anthony P. Ryan will be our Vice President, General Manager of Global Funds Transfer. Mr. Ryan has served in this position since 2001. He previously served as Chief Financial Officer from 1997 to 2001 and as Controller from 1996 to 1997. Prior to joining the company, Mr. Ryan spent 10 years at First Data Corporation, serving most recently as Director of Finance.

      Cindy J. Stemper will be our Vice President, Human Resources and Facilities. Ms. Stemper joined Travelers Express Company, Inc. in 1984 and has served in positions of increasing responsibility, advancing most recently to the position of Vice President of Human Resources in 1996.

Annual Meeting

      MoneyGram’s first annual meeting of stockholders after the spin-off at which directors will be elected is expected to be held the second Tuesday of May 2005. Our 2005 annual meeting of stockholders will be held at our principal office or at another place or by electronic means as permitted by Delaware law and on a date as may be fixed from time to time by resolution of our board of directors.

Board Structure

      Prior to the spin-off, our board of directors will be divided into three classes. The term of the first class of directors will expire at our 2005 annual meeting of stockholders, the term of the second class of directors will expire at our 2006 annual meeting of stockholders and the term of the third class of directors will expire at our 2007 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that annual meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. In addition, our directors may only be removed for cause. In general, at least two annual meetings of stockholders will be necessary to effect a change in a majority of the members of the board of directors.

      The classes of our board of directors are composed as follows:

Annual Meeting at which Term Expires	Directors

2005	Ms. Hofer and Messrs. Krueger and Milne
2006	Messrs. Bohannon, Kiernan and Rock
2007	Ms. Rice and Messrs. Hay, Teplin and Wallace

      Mr. Bohannon, as Chairman of the Board of Directors, will provide transitional advice and counsel to the Chief Executive Officer and other senior management.

Board Committees

      Prior to the separation, our board of directors will establish an Executive Committee, a Corporate Governance and Nominating Committee, an Audit Committee and a Human Resources Committee. Each of these committees will act through the affirmative vote of the members of the committee voting on the matter, and, in the event of a tie, the vote of the chairman of the committee will be determinative.

Executive Committee

      The Executive Committee will exercise all the powers of the board when the board is not in session, except as limited by law and by resolutions of the board. The members of the Executive Committee are expected to be Ms. Hofer and Messrs. Bohannon, Milne, Hay and Rock.

Corporate Governance and Nominating Committee

      The Corporate Governance and Nominating Committee will be responsible for proposing a slate of directors for election by the stockholders at each annual meeting and for proposing candidates to fill any vacancies on the board. The committee also will be responsible for an assessment of the board’s performance to be discussed with the full board annually and to review, and from time to time propose changes to, the corporate governance guidelines of MoneyGram, the system of corporate governance of MoneyGram and the compensation and benefits of non-employee directors. In connection with these responsibilities, the committee will have sole authority to retain and terminate any search firm or compensation consultant to identify director candidates or to assist in the evaluation of director compensation. The members of the Corporate Governance and Nominating Committee are expected to be Ms. Rice, Chairman, and Messrs. Hay, Krueger and Wallace, none of whom is a current or former employee of MoneyGram or its subsidiaries.

Audit Committee

      The Audit Committee will recommend to the board appointment of our independent auditors and assist the board in monitoring the quality and integrity of the financial statements of the Corporation, the compliance by the Corporation with legal and regulatory requirements, and the independence and performance of the Corporation’s internal and external independent auditors. The committee will have sole authority to approve or preapprove all audit and permitted non-audit services to be performed for the Corporation by the independent auditors. The committee will adopt policies for the hiring of employees and former employees of the independent auditor. The committee will have regularly scheduled executive sessions with accounting and internal audit management, and with the independent auditors. The members of the Audit Committee are expected to be Mr. Kiernan, Chairman, Ms. Hofer and Messrs. Rock and Teplin, none of whom is a current or former employee of MoneyGram or its subsidiaries.

Human Resources Committee

      The Human Resources Committee will oversee development and implementation of a compensation strategy designed to enhance profitability and stockholder value. The committee also will review and approve, subject to ratification by independent members of the board, the salary of the Chief Executive Officer, approve salaries and compensation of executive officers, and approve incentive compensation targets and awards under various compensation plans and grants under MoneyGram’s stock incentive plans. The committee will have sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Chief Executive Officer or senior executive compensation. The members of the Human Resources Committee are expected to be Mr. Hay, Chairman, Mmes. Hofer and Rice and Messrs. Kiernan and Wallace, none of whom is a current or former employee of MoneyGram or its subsidiaries.

Director Compensation

      Following the completion of the spin-off, MoneyGram will implement a compensation program for its non-salaried directors. Eleven of the 12 individuals expected to serve as directors of MoneyGram will not be salaried employees of MoneyGram or its subsidiaries.

Retainers and Fees

      Mr. Bohannon, as Chairman of the Board, will receive an annual fee of $300,000. On the distribution date, Mr. Bohannon will be granted a restricted stock award under our Omnibus Incentive Plan of 50,000 shares of MoneyGram common stock, of which 25,000 shares will vest immediately and 25,000 shares will vest on the second anniversary of the spin-off. It is expected that on the first anniversary of the spin-off, MoneyGram will grant Mr. Bohannon an additional restricted stock award of 50,000 shares of MoneyGram common stock, of which 25,000 shares are expected to vest immediately and 25,000 shares are expected to vest on the second anniversary of the spin-off. Non-employee directors other than Mr. Bohannon will receive an annual fee of $30,000. Committee chairmen other than Mr. Bohannon will receive an additional annual fee of $5,000, except for the Audit Committee Chairman, who will receive an additional annual fee of $10,000. Non-employee directors other than Mr. Bohannon also will receive a fee of $1,600 for each board meeting attended and a fee of $1,500 for each committee meeting attended. Mr. Milne will receive no compensation for his services as a director. All directors will be reimbursed for all expenses related to their service as directors.

Deferred Compensation Plan

      MoneyGram has adopted a deferred compensation plan for non-employee directors, allowing them to defer all or part of their retainers and fees. These amounts can be deferred in the form of stock units having a value equal to the price of MoneyGram common stock or in the form of cash. Deferred accounts will be credited quarterly with dividend equivalents in the case of stock unit accounts and interest at a long-term, medium-quality bond rate in the case of cash accounts. Deferred amounts will be payable after a director ceases to be a member of our board of directors.

      Upon a change of control, as defined in the plan, all deferred amounts will be paid out immediately. Appropriate adjustments to stock unit accounts will be made in the event of a stock split, stock dividend or other change in our capital structure.

      The plan may be amended or terminated at any time, but previously deferred amounts may not be adversely affected by any amendment or termination.

Option Grants

      Under MoneyGram’s Omnibus Incentive Plan described below, non-employee directors elected after completion of the spin-off will receive an initial grant of non-qualified stock options when they become directors and an additional grant each year of their term. Individuals who are directors at the time of the spin-off will not receive this initial grant.

Charitable Award Program

      MoneyGram will provide Directors’ Charitable Award Program benefits similar to those provided by Viad to those directors who were participants in Viad’s program at the time it was discontinued for new participants in July 2001. The program is expected to provide for contributions by MoneyGram on behalf of each participating director of $100,000 per year to one or more charitable organizations designated by the director. The contributions are made over a period of ten years following the director’s death. The program is funded through the purchase of insurance on the life of each participating director, with MoneyGram as beneficiary.

      MoneyGram also will have a Directors’ Matching Gift Program for non-employee directors similar to Viad’s program. The program will provide for corporate matching of charitable contributions made by non-employee directors, on a dollar-for-dollar basis, up to an aggregate maximum of $5,000 per year.

Other Benefits

      MoneyGram will provide non-employee directors with accidental death and dismemberment insurance benefits of $300,000 and travel accident insurance benefits of $250,000 when they are traveling on corporate business.

Stock Ownership of Directors and Executive Officers

      All MoneyGram common stock is currently owned by Viad, and thus none of our directors or executive officers owns any shares of MoneyGram common stock. To the extent our directors and executive officers own shares of Viad common stock at the time of the spin-off, they will participate in the spin-off on the same terms as other holders of Viad common stock. See “Security Ownership of Certain Beneficial Owners and Management of MoneyGram.”

Historical Compensation of MoneyGram Executive Officers

      The following table provides information concerning compensation paid by MoneyGram or its subsidiaries for 2003, 2002 and 2001 to the individual who will be MoneyGram’s Chief Executive Officer upon completion of the spin-off, and each individual who will be included among the other four most highly-compensated executive officers of MoneyGram, based on 2003 compensation. These amounts do not reflect the compensation such individuals will receive following the spin-off.

					Long-Term Compensation

		Annual Compensation			Awards		Payouts

				Other	Restricted	Securities	Long-Term
Name and Principal				Annual	Stock	Underlying	Incentive	All Other
Position	Year	Salary	Bonus(1)	Comp.(2)	Awards(3)	Options(#)	Payouts(4)	Comp.(5)

Philip W. Milne	2003	$415,385	$228,500	$8,411	$186,550	45,700	$60,937	$5,631
President and Chief	2002	400,001	100,000	8,143	209,100	45,700	—	6,000
Executive Officer	2001	374,926	—	7,052	682,500	104,700	298,178	5,100

David J. Parrin(6)	2003	307,048	115,000	—	102,500	12,500	—	—
Vice President and	2002	167,308	39,400	—	139,400	11,000	—	—
Chief Financial Officer	2001	—	—	—	—	—	—	—

William J. Putney	2003	294,231	100,000	—	92,250	10,000	—	6,000
Chief Investment Officer	2002	237,756	61,900	—	139,400	6,700	—	5,546
	2001	202,489	—	—	207,500	26,800	49,500	5,319

Anthony P. Ryan	2003	288,990	159,300	—	102,500	10,000	—	4,516
Vice President,	2002	246,750	55,500	—	139,400	8,200	—	4,271
General Manager of	2001	240,242	—	—	207,500	31,375	49,500	3,992
Global Funds Transfer

Mary A. Dutra	2003	226,060	113,000	—	51,250	8,500	—	6,000
Vice President,	2002	188,183	39,300	—	83,640	5,100	—	4,256
General Manager of	2001	181,154	—	—	103,750	16,900	—	5,435
Payment Systems

(1)	Bonuses represent special awards in recognition of achievements in 2002, including Travelers Express Company, Inc. having its tenth consecutive year of record earnings, and in 2003 for a record year for MoneyGram (approximately 30% growth in transaction and volume and 20% revenue growth).

(2)	Amounts shown represent reimbursement for payment of taxes on certain items.

(3)	Amounts shown represent the fair value, based on closing prices, of Viad common stock on the grant dates of restricted stock awards. Dividends are paid on restricted stock at the same rate as paid to other stockholders. On December 31, 2003, the named executives held shares of performance-based restricted stock, performance-driven restricted stock and restricted stock having aggregate values as follows: Mr. Milne, 84,500 shares valued at $2,024,102; Ms. Dutra, 14,900 shares valued at $340,648; Mr. Parrin, 17,400 shares valued at $415,740; Mr. Putney, 25,500 shares valued at $580,600; and Mr. Ryan, 27,600 shares valued at $628,816.

(4)	Long-term payouts in 2003 included the vesting of shares granted in 2000 under the Performance-Based Stock Plan. In 2002, no long-term incentive payouts occurred. Long-term incentive payouts in 2001 included payments under the Performance Unit Incentive Plan for the 1999-2001 performance period and the vesting of the shares of Viad common stock granted in 1998 under the Performance-Based Stock Plan.

(5)	Amounts represent matching contributions under the 401(k) Plan.

(6)	Mr. Parrin joined Travelers Express Company, Inc. in June 2002.

Stock Option Grants in Last Fiscal Year

      The following table provides information on the number of stock options to purchase Viad common stock that were granted by Viad in 2003 to the executive officers named in the Summary Compensation Table above. The amounts shown as potential realizable values are presented for illustrative purposes only. They are calculated based solely on arbitrarily assumed rates of appreciation required by the SEC. The ultimate value of the options depends on the future performance of Viad, and after the spin-off of MoneyGram and New Viad, common stock and overall stock market conditions. There can be no assurance that the potential realizable values shown in the table will be achieved.

      Assuming an annual stock price appreciation of five percent and ten percent from the grant date through the ten-year term of the option, the amounts shown as potential realizable values would result in an increase in the stock price of $12.90 and $32.69 per share, respectively, for the February 19, 2003 grant. The amounts shown as potential realizable values for all stockholders represent the corresponding increase in the aggregate market value of outstanding shares of common stock held by all Viad stockholders on February 19, 2003. The aggregate price appreciation on February 19, 2003 for all Viad stockholders would total approximately $1.116 billion and $2.827 billion, respectively.

	Individual Grants
					Potential Realizable Value at
	Number of	% of Total			Assumed Annual Rates of
	Securities	Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	($/Share)(1)	Date	5%($)	10%($)

Philip W. Milne	45,700	4.88	20.51	2/19/2013	589,467	1,493,826
David J. Parrin	12,500	1.33	20.51	2/19/2013	161,233	408,596
William J. Putney	10,000	1.07	20.51	2/19/2013	128,986	326,877
Anthony P. Ryan	10,000	1.07	20.51	2/19/2013	128,986	326,877
Mary A. Dutra	8,500	0.91	20.51	2/19/2013	109,638	277,845
All Stockholders’ Stock Price Appreciation(2)	N/A	N/A	N/A	N/A	1.116 billion	2.827 billion

(1)	The stock option exercise price is the average of the high and low selling prices of Viad common stock on the New York Stock Exchange, Inc. on the respective grant dates. One third of options become exercisable one year after grant, another one third two years after grant and the balance three years after grant. The options are subject to forfeiture and non-competition provisions. Each option contains the right to surrender the option for cash during certain tender offers. The exercise price may be paid by delivery of already owned shares, and tax withholding obligations resulting from the exercise may be paid by surrendering a portion of the shares being acquired, subject to certain conditions. See “— Treatment of Viad Stock Options and Restricted Stock.”

(2)	Represents appreciation for all Viad stockholders as of March 26, 2002.

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Values

      The following table lists the number of shares of Viad common stock acquired during 2003 and the value realized as a result of stock option exercises during 2003 by the executive officers listed in the Summary Compensation Table above, as well as the December 31, 2003 value of unexercised options to purchase Viad common stock held by these individuals. The amounts listed in the column relating to the value of unexercised options, unlike the amounts set forth in the column headed “Value Realized,” have not been, and might never be, realized. The underlying options might not be exercised; and actual gains on exercise, if any, will depend on the value of our common stock on the dates of exercise. There can be no assurance that these values will be realized.

			Number of Securities
			Underlying		Value of Unexercised
	Shares		Unexercised Options		In-the-Money
	Acquired on	Value	at FY-End		Options at FY-End
	Exercise	Realized	Exercisable/		($) Exercisable/
Name	($)	($)	Unexercisable		Unexercisable(1)

Philip W. Milne	—	—	225,718	68,550	685,793	205,193
David J. Parrin	—	—	5,500	18,000	—	56,125
William J. Putney	—	—	51,150	13,350	172,790	44,900
Anthony P. Ryan	—	—	56,975	14,100	139,868	44,900
Mary A. Dutra	1,882	19,093	45,878	11,050	200,595	38,165

(1)	The closing price of Viad’s common stock on December 31, 2003 was $25.00 per share. The information shown reflects options accumulated over periods of up to ten years.

Long-Term Incentive Plan Grants in Last Fiscal Year and Estimated Future Payouts

      The following table provides information on performance-based restricted stock grants of Viad common stock made in 2003 to each of the executive officers named in the Summary Compensation Table above.

			Estimated Future Payouts under
			Non-Stock Based Plans
	Number	Performance	(Number of Shares)
	of	Period until
Name	Shares(1)	Payout	Threshold	Target	Maximum

Philip W. Milne	15,000	2004-06	3,750	15,000	15,000
David J. Parrin	4,400	2004-06	1,100	4,400	4,400
William J. Putney	3,500	2004-06	875	3,500	3,500
Anthony P. Ryan	4,400	2004-06	1,100	4,400	4,400
Mary A. Dutra	2,800	2004-06	700	2,800	2,800

(1)	The assumed value of the awarded shares of performance-based restricted stock was $25.51 per share, which was the average price of Viad common stock on the date of the grant of February 19, 2003. Performance-based restricted stock granted in 2003 has been earned at 50 percent of the award because specific performance targets were achieved at 50 percent of target levels for executives. One-third of the earned award vested one year from the date of grant, one-third will vest two years from the date of grant and the balance after three years from the date of grant. Future vesting is subject generally to continued employment. See “— Treatment of Viad Stock Options and Restricted Stock.”

Pension Plans

      The following table shows estimated annual retirement benefits payable to covered participants for the years of service and compensation level indicated. It assumes retirement at age 65. The benefits are paid under the Viad Corp Retirement Income Plan (“VCRIP”) and the Travelers Express Company, Inc. Supplemental Pension Plan (the “Supplemental Plan”). We will assume sponsorship of VCRIP in connection with the separation. All benefit accruals under VCRIP ceased as of December 31, 2003. The compensation covered by these plans is annual salary and one-half annual bonus, as reported in the Summary Compensation Table. Actual benefits will be calculated on the basis of the average of a participant’s last five years of covered compensation prior to retirement.

Pension Plan Table(1),(2)

	Years of Credited Service(3)

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years

$200,000	$35,822	$53,732	$71,643	$89,554	$94,554
$250,000	$45,822	$68,732	$91,643	$114,554	$120,804
$300,000	$55,822	$83,732	$111,643	$139,554	$147,054
$400,000	$75,822	$113,732	$151,643	$189,554	$199,554
$500,000	$95,822	$143,732	$191,643	$239,554	$252,054
$600,000	$115,822	$173,732	$231,643	$289,554	$304,554
$750,000	$145,822	$218,732	$291,643	$364,554	$383,304
$1,000,000	$195,822	$293,732	$391,643	$489,554	$514,554
$1,250,000	$245,822	$368,732	$491,643	$614,554	$645,804
$1,500,000	$295,822	$443,732	$591,643	$739,554	$777,054
$1,750,000	$345,822	$518,732	$691,643	$864,554	$908,304
$2,000,000	$395,822	$593,732	$791,643	$989,554	$1,039,554
$2,250,000	$445,822	$668,732	$891,643	$1,114,554	$1,170,804
$2,500,000	$495,822	$743,732	$991,643	$1,239,554	$1,302,054
$2,750,000	$545,822	$818,732	$1,091,643	$1,364,554	$1,433,304

(1)	The Code and ERISA limit the annual benefits that may be paid from a tax-qualified retirement plan. As permitted by the Code and ERISA, the Supplemental Plan authorizes the payment of benefits calculated under provisions of the retirement plan that may be above the limits permitted under the Code and ERISA for those executives entitled to participate in the Supplemental Plan.

(2)	Benefits are computed on a single life annuity basis. The amounts shown are before any adjustment for joint and survivorship provisions, which would reduce, in some cases, the amounts shown in the table. To the extent benefits are subject to any offset amounts, including social security, such benefits reflect those reductions.

(3)	As of March 12, 2004, the years of credited service for the named executives named in the summary compensation table above were as follows: Mr. Milne, 13 years; Ms. Dutra, 15 years; Mr. Parrin, 1 year; Mr. Putney, 11 years; and Mr. Ryan, 8 years.

Change of Control Severance

      We have adopted two Executive Severance Plans, a Tier I plan and a Tier II plan. Our board of directors will select the participants for these plans after the distribution.

      Our Executive Severance Plans provide each of the participants with severance benefits if the participant’s employment is terminated by us without cause, or by the participant for good reason (as those terms are defined in the severance plans) within a specified period after a change of control. The period is 36 months for Tier I and 18 months for Tier II.

      Severance benefits include lump sum severance compensation equal to a multiple of the following sum:

•	the participant’s highest annual salary;

•	the participant’s greatest cash bonus under the Management Incentive Plan for any of the preceding four years or, if higher, his or her target bonuses for the fiscal year in which the change of control occurs; and

•	the participant’s greatest cash bonus under our Performance Unit Plan for any of the preceding four years or, if higher, the aggregate value of shares when earned during a performance period under any performance-related restricted stock award during the preceding four years, or if higher, the aggregate value at the time of grant of target shares awarded to the participant under the performance-related restricted stock programs for the fiscal year in which the change of control occurs.

      The multiple under the Tier I plan generally equals three times a fraction, the numerator of which is 36 minus the number of full months the participant was employed following the change of control, and the denominator of which is 36. The multiple under the Tier II plan equals two times a fraction, the numerator of which is 24 minus the number of full months the participant was employed following the change of control, and the denominator of which is 24.

      The participant will also receive continued welfare benefits coverage for the period of severance benefits, an additional pension benefit as if he or she continued to work for the same period, and outplacement benefits. In no event will a participant’s severance under the applicable Executive Severance Plan be less than the severance he or she would receive under our applicable regular severance plan.

      In addition, the Tier I plan provides that a participant who resigns other than for good reason or retirement during the 30-day period beginning on the first anniversary of the change of control will receive the severance benefits described above, with a multiple of two.

      The severance plans also provide a tax gross-up feature to make the participants whole for any federal excise taxes on change of control payments, and for payment of any legal fees incurred by the participants to enforce their rights under the plan. The spin-off does not constitute a change of control for purposes of these plans.

Compensation Committee Interlocks and Insider Participation

      In seeking members who will serve on the Human Resources Committee of the MoneyGram board of directors, consideration will be given to and information will be disclosed regarding any relationships that may exist with respect to the members that would be required to be disclosed under the applicable rules of the SEC.

Treatment of Viad Stock Options and Restricted Stock

      As of the distribution date, each Viad stock option that immediately prior to the distribution date is outstanding and not exercised will be adjusted to consist of two options: (1) an option to purchase shares of Viad common stock and (2) an option to purchase shares of our common stock. Each holder of a Viad restricted stock award that is outstanding at the distribution date will receive the distribution of MoneyGram common stock. These shares of MoneyGram common stock distributed in respect of Viad restricted stock will also be subject to vesting conditions. These MoneyGram options and restricted stock will be considered to have been issued under MoneyGram’s Omnibus Incentive Plan. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

Omnibus Incentive Plan

      Until the distribution, our employees will continue to be eligible to receive awards under Viad’s 1997 Omnibus Incentive Plan. We have adopted our own Omnibus Incentive Plan, which has been approved by Viad as our sole shareholder and which will become effective upon the distribution. Pursuant to our Omnibus Incentive Plan, our officers, employees and directors and certain of our subsidiaries may be awarded stock options and other performance-based awards, and may be paid annual and long-term incentive awards. In addition, the new MoneyGram options and shares of restricted MoneyGram stock issued pursuant to the Employee Benefits Agreement between us and Viad will be considered issued under our Omnibus Incentive Plan, although they will not count against the various share limitations described below. See “Management of New Viad — Treatment of Viad Options and Restricted Stock” and “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

      Our Omnibus Incentive Plan is to be administered by the Human Resources Committee of our board of directors or such other committee of the board as our board shall designate. Subject to the terms of our 2004 Omnibus Incentive Plan, the Committee has broad powers under our 2004 Omnibus Incentive Plan to determine the individuals who may receive grants and awards and the targets and other terms and conditions of such grants and awards.

Duration of our Omnibus Incentive Plan; Limits on Number of Shares and Dollar Value of Awards

      Our Omnibus Incentive Plan has a term expiring on the tenth anniversary of the distribution, but can be terminated by our board of directors at any time. No incentive stock options can be granted under our 2004 Omnibus Incentive Plan after the tenth anniversary of the approval of the plan by Viad as sole shareholder. The number of shares of common stock available for grant under the Omnibus Incentive Plan in each calendar year is generally limited to two percent of the total number of shares of common stock outstanding on the first day of each year for which the Omnibus Incentive Plan is in effect (for 2004, the number outstanding immediately after the spin-off). Any shares available for grant in a particular calendar year (or partial calendar year) that are not, in fact, granted in that year can be added to the shares available for grant in any subsequent year. In addition, shares subject to an option that expires without having been exercised or an award that is forfeited, and any shares that are delivered to or withheld by us as payment or partial payment of the exercise price of an option or to satisfy tax withholding obligations with respect to any award, will be added to the shares available for grant at any time thereafter, except in certain cases for incentive stock options. In addition, the new MoneyGram options and shares of restricted MoneyGram stock issued pursuant to the Employee Benefits Agreement between us and Viad will be considered issued under our MoneyGram Omnibus Incentive Plan, although they will not count against the various share limitations described below. See “Management of New Viad — Treatment of Viad Options and Restricted Stock” and “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

      Subject to adjustment as provided in the Omnibus Incentive Plan, the number of shares covered by awards under the Omnibus Incentive Plan granted to any one participant will not exceed 500,000 shares for any consecutive 12-month period, and the aggregate dollar amount for awards denominated solely in cash will not exceed $5.0 million for any such period. The Omnibus Incentive Plan also provides that, subject to adjustment as provided in the Omnibus Incentive Plan, no more than 7.5 million shares of common stock will be cumulatively available for the grant of stock options intended to be and designated as “incentive stock options” within the meaning of Section 422 of the Code over the life of the Omnibus Incentive Plan. The Omnibus Incentive Plan also limits the grant of restricted stock that is not performance-based to 20 percent of the total number of shares that can be granted in any calendar year.

      The Omnibus Incentive Plan also provides for annual incentive awards, not to exceed in the case of (a) our Chief Executive Officer, 1.5 percent of net income, (b) a president of any of our operating companies (whether or not incorporated), 0.6 percent of net income, and (c) any of our other executive officers, 0.5 percent of net income, in each case as defined in the Omnibus Incentive Plan.

     Eligibility

      Our officers, employees and directors and those of our subsidiaries and affiliates who are responsible for or contribute to the management, growth and profitability of the business of us, our subsidiaries and affiliates are eligible to be granted awards under the Omnibus Incentive Plan.

     Stock Options, SARs and Restricted Stock

      The Human Resources Committee has the power pursuant to the Omnibus Incentive Plan to grant incentive stock options, non-qualified stock options and related stock appreciation rights. The exercise price of these awards may not be less than the fair market value of the underlying shares of MoneyGram common stock on the date of grant. The Committee also has the power to award restricted stock that vests upon the attainment of certain performance goals and/or the continued service of the participant. The Omnibus Incentive Plan also provides that, unless otherwise provided at grant, all stock options and SARs will vest and remain exercisable for at least one year (or if shorter, until their term expires), and all restricted stock will vest and become fully transferable, upon a “change in control” of us, as defined in the Omnibus Incentive Plan and that option holders may elect to receive cash for their options on certain terms following such change of control.

     Performance-Based Awards

      Our Omnibus Incentive Plan provides for the grant of performance-based awards that can be denominated in stock, cash, or a combination of stock and cash, and that can also be made payable in stock, cash, or a combination of stock and cash. The settlement of performance-based awards may be made subject to the attainment of performance goals or the participant’s continued service. Pursuant to the terms of the Omnibus Incentive Plan, the award agreements governing performance-based awards may provide for acceleration of payment upon a change of control.

     Qualified Performance-Based Awards

      Both restricted stock awards and performance-based awards under our Omnibus Incentive Plan may be designated by the Human Resources Committee as awards intended to qualify for exemption from the deductibility limits of Section 162(m) of the Code (“Qualified Performance-Based Awards”). Section 162(m) of the Code provides that, in general, companies may not deduct certain compensation paid to their chief executive officer and four most highly compensated executive officers to the extent the compensation exceeds $1.0 million in any one tax year, unless such compensation is based upon the attainment of objective performance goals that are approved by stockholders. The Omnibus Incentive Plan is designed to meet the requirements of Section 162(m) and provides for objective performance goals upon which the settlement of Qualified Performance-Based Awards may be conditioned. Once set, the performance goals for Qualified Performance-Based Awards cannot be changed, nor can the Awards themselves be adjusted (except downward). The Omnibus Incentive Plan also provides for performance-based awards that are not intended to, or need not, qualify for exemption under Section 162(m) of the Code.

      We are eligible for a transition rule for newly-public companies, under which compensation paid pursuant to our Omnibus Incentive Plan can qualify as “performance-based compensation” not subject to the limitation on deductibility of executive compensation in excess of one million under the Code until our first annual meeting that occurs more than one year after the date of the distribution. To ensure that this exemption remains available, we expect to seek stockholder approval of the Omnibus Incentive Plan or a successor plan not later than that meeting.

Management Incentive Plan

      We have adopted a Management Incentive Plan to provide annual cash incentive compensation to our key executives and those of our subsidiaries, in order to provide them with an incentive to achieve performance goals established every year under the plan, and to provide effective management and leadership to that end. Our plan is substantially similar to Viad’s Management Incentive Plan.

      The Human Resources Committee of our Board of Directors will administer the plan. Our chief executive officer will appoint a Compensation Advisory Committee to assist the Human Resources Committee in the implementation and administration of this Plan.

      The Human Resources Committee will determine which of our executive officers will be eligible for a bonus for a given year no later than 90 days after the beginning of the plan year. Other participants will be selected by our chief executive officer or, for subsidiary employees, by the president or chief executive officer of the relevant entity subject to the approval of our chief executive officer. Only executives who occupy a position in which they can significantly affect operating results may be selected for participation.

      For each plan year, the Human Resources Committee will establish a funding limit for each of our executive officers’ bonuses. This funding limit will be a percentage of the actual net income of the Company for the plan year, as follows:

•	Our Chief Executive Officer: 1.5 percent;

•	Presidents of our operating companies: 0.6 percent; and

•	All of our other executive officers: 0.5 percent.

      The funding limit will represent the maximum bonus that the executive can be paid for that year. However, the Human Resources Committee will have the discretion to pay a lower bonus, based on the performance goals that it has set and any other factors that it chooses to consider.

      The Human Resources Committee will establish targets to be employed for a plan year no later than 90 days after the beginning of the plan year, after receiving the recommendations of our chief executive officer. These targets will include goals based on revenue and either operating or pre-tax income. There may also be goals based on MoneyGram Value Added, which compares net operating income to the return required on capital invested in the business, or on cash flow, and, for our corporate employees, on income per share and/or operating income. Finally, there may be discretionary performance measurements.

      In determining whether the goals for a given year have been accomplished, all incentive compensation applicable to the year, including those incentives earned under the Management Incentive Plan, will be deducted. The level of achievement of the goals for a given year will determine the size of the bonus pools for our employees and those of our subsidiaries who participate in the plan. These bonus pools will then be further adjusted within a range of 95% to 105% of the initial amount, depending on the level of achievement of the revenue target established for that year.

      The bonus pools available for bonuses for any plan year will be divided among eligible participants in accordance with pre-established formulae. For our executive officers, these formulae will be established by the Human Resources Committee within 90 days after the beginning of the plan year. For other participants, they will be as approved by our chief executive officer. Once the formulae have been applied, the Human Resources Committee may adjust the actual bonus amounts downwards for executive officers, and upwards or downwards for all other participants.

      Special bonuses of up to 15% of base salary for exceptional performance to employees who are not participants in the Management Incentive Plan, including newly hired employees, may be recommended at the discretion of our chief executive officer to the Human Resources Committee from separate funds for discretionary awards provided for under the plan.

      Bonuses will generally be paid in cash following the end of the plan year, after they are determined as described above. However, participants may be permitted to elect to defer their bonuses under our deferred compensation plan, which is described below.

      If we experience a change of control, as defined in our Omnibus Incentive Plan, each participant in the Management Incentive Plan will be entitled to a pro-rata bonus award calculated on the basis of achievement of performance goals through the date of the change of control.

      At any time before a change of control, a participant may be required to return recent bonuses under the Management Incentive Plan if he or she violates a competition covenant or engages in other misconduct set forth in the plan.

      The Management Incentive Plan may be amended or terminated by our Board of Directors at any time.

Deferred Compensation Plan

      We have adopted a Deferred Compensation Plan, the purpose of which is to provide a select group of our management or highly compensated employees with an opportunity to defer the receipt of incentive compensation awarded to them under our incentive plans, including the Management Incentive Plan described above.

      The plan will be administered by a compensation committee appointed by our chief executive officer. Participation in the plan will be restricted to a select group of management or highly compensated employees who are participants in incentive plans, selected by our Chief Executive Officer. Participants whose timely elections are accepted may defer incentive compensation into a cash account and, if designated by the Committee, into a stock unit account based on our common stock. Participants will have limited opportunities to convert cash account balances to stock unit accounts and vice versa.

      Generally, the time and method of payment of participants’ accounts will be established at the time the deferral election is made. However, participants may in limited circumstances obtain hardship withdrawals with the Committee’s consent. In addition, the Committee will have the discretion to cause a participant’s deferral account to be paid in a lump sum, and to bar the participant from further participation in the plan, if the participant’s employment terminates voluntarily or involuntarily, other than as a result of disability or retirement, if the participant competes with us during or following employment, or remains in the employ of a corporation which for any reason ceases to be our subsidiary. If we dispose of a subsidiary, we may also arrange for the accounts of participants who remain employed with the former subsidiary to be assumed by the former subsidiary. In the event of a change of control, as defined in the plan, all accounts under the plan will be immediately paid out in cash or stock, as applicable.

      An account under the plan will be maintained for each participant. This account will be credited with deferral amounts on the date that the deferred incentive compensation would otherwise have been paid to the participant. Amounts credited to a stock unit account will be converted into stock units based on the closing price of our common stock as reported for the New York Stock Exchange Composite Transactions on the day of the credit. Cash accounts will be credited quarterly with interest at rates determined by the Committee. Initially, the interest rates will equal the yield as of March 31, June 30, September 30, and December 31 on Merrill Lynch Taxable Bond Index — Long Term Medium Quality (A3) Industrial Bonds. Stock units will be credited with additional units for stock dividends, and additional units having a value equal to dividends in cash or other property, to the extent we declare dividends with record dates during the deferral period. Appropriate adjustments will be made to reflect any recapitalization, reclassification, split-up, spin-off, sale of assets, combination or merger affecting our common stock.

      The plan will be unfunded and unsecured, and we are not required to segregate physically any amounts of money or otherwise provide funding or security for any amounts credited to the deferred incentive accounts of participants in the plan.

      We may from time to time amend, suspend or terminate the plan, in whole or in part, but no amendment, suspension or termination of the plan can, without the consent of a participant, adversely affect the participant’s right to receive payment of the entire amount credited to his or her deferred incentive account on the date of the action. If we suspend or terminate the plan, we may pay out all accounts immediately or in previously determined installments.

Supplemental 401(k) Plan

      We have adopted a Supplemental 401(k) Plan, which is substantially similar to the Viad Supplemental TRIM Plan. The purpose of this plan is to provide a select group of our management or highly compensated employees with an opportunity to accumulate pre-tax savings for retirement.

      The plan will be administered by a committee appointed by our Chief Executive Officer. Participation in the plan will be restricted to our officers and key employees who are designated by our Chief Executive Officer and whose annual compensation limits the elective deferrals they may contribute to our tax-qualified savings plan, and whose timely written requests to defer the receipt of their compensation are honored in whole or in part by the Committee, in its sole discretion.

      Generally, the time and method of payment of participants’ accounts will be established at the time the deferral election is made. However, participants may in limited circumstances obtain hardship withdrawals with the Committee’s consent. In addition, the Committee will have the discretion to cause a participant’s deferral account to be paid in a lump sum, and the participant will be barred from further participation in the plan, if the participant’s employment terminates voluntarily or involuntarily, other than as a result of disability or retirement, if the participant competes with us during or following employment, or remains in the employ of a corporation which for any reason ceases to be our subsidiary. If we dispose of a subsidiary, we may also arrange for the accounts of participants who remain employed with a former subsidiary to be assumed by the former subsidiary. In the event of a change of control, as defined in the plan, all accounts under the plan will be immediately paid out.

      An account under the plan will be maintained for each participant. This account will be credited with deferral amounts and corresponding matching contributions based on the terms of our tax-qualified savings plan. In addition, accounts will be credited quarterly with interest at rates determined by the Committee. Initially, the interest rates will equal the yield as of March 31, June 30, September 30, and December 31 on Merrill Lynch Taxable Bond Index — Long Term Medium Quality (A3) Industrial Bonds.

      The plan will be unfunded and unsecured, and we are not required to segregate physically any amounts of money or otherwise provide funding or security for any amounts credited to the deferred incentive accounts of participants in the plan.

      We may from time to time amend, suspend or terminate the plan, in whole or in part, but no amendment, suspension or termination of the plan can, without the consent of a participant, adversely affect the participant’s right to receive payment of the entire amount credited to his or her deferred incentive account on the date of the action. If we suspend or terminate the plan, we may pay out all accounts immediately or in previously determined installments.

Supplemental Pension Plan

      The Travelers Express Company, Inc. Supplemental Pension Plan will continue in effect following the distribution for the benefit of our employees who participate therein at the time of the distribution or are selected for participation thereafter by our board of directors. The purpose of the plan is to provide retirement benefits not provided by our tax-qualified plans. The benefits under the plan are summarized in “Management of MoneyGram — Historical Compensation of MoneyGram Executive Officers — Pension Plans.”

      Benefits under the plan generally vest when the participant has become fully vested in his or her benefit under the Viad Corp Retirement Income Plan (VCRIP), or achieves five years of service without regard to breaks in service. However, a participant’s right to receive benefits from and after January 1, 2000, is subject to compliance with a noncompetition covenant. Upon a change of control, our Chief Executive Officer’s benefits under the plan will be fully vested and paid out in a single lump sum payment, unless an acquiring entity’s longer-term unsecured debt obligations have a credit rating from Standard & Poors of at least single “A.”

      The plan may be amended or terminated at any time, but benefits may not be retroactively reduced.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF MONEYGRAM

Security Ownership of Directors and Officers of MoneyGram

      The table below provides information concerning the beneficial ownership of Viad common stock by the individuals who are expected to be directors and executive officers of MoneyGram, individually and as a group. Information in the ownership table is as of May 10, 2004. In the distribution, each of these individuals will receive one share of MoneyGram common stock for each share of Viad common stock, including restricted stock, and an option to purchase one share of MoneyGram common stock for each option to purchase one share of Viad common stock, held by the individual.

	Amount and Nature of
Name	Beneficial Ownership(1)	Percent of Class

Robert H. Bohannon	1,462,323	1.7%
Philip W. Milne	400,246	*
Jess Hay	60,883	*
Judith K. Hofer	97,310	*
Donald E. Kiernan	15,355	*
Robert C. Krueger	5,626	*
Linda Johnson Rice	53,883	*
Douglas L. Rock	39,967	*
Albert M. Teplin	3,334	*
Timothy R. Wallace	39,967	*
Jean C. Benson	11,221	*
Theodore F. Ceglia	1,119	*
Mary A. Dutra	73,851	*
Teresa H. Johnson	52,251	*
David J. Parrin	33,742	*
William J. Putney	88,522	*
Anthony P. Ryan	97,019	*
Cindy J. Stemper	56,861	*
All Directors and Executive Officers as a Group (18 individuals)	2,593,480	2.9%

*	Less than one percent.

(1)	Includes: 189,800 shares of performance-driven restricted stock granted in 2001 and 2002; 185,464 shares of performance-based restricted stock granted in 2003 and 2004; 381,600 shares of restricted stock that will vest in three years from the date of grant; and 1,705,166 shares of Viad common stock subject to stock options that were exercisable as of May 10, 2004, or within 60 days thereafter, by the directors and executive officers listed above. Performance-driven restricted stock granted in 2002 could vest on an accelerated basis if performance targets are met at certain achievement levels. Depending upon the achievement level, awards may be earned three or four years from the date of the grant. If performance targets are not achieved, 100 percent of the grant will be forfeited. For performance-driven restricted stock granted in 2001, 25 percent of the shares will vest in 2005 and 75 percent of the shares will vest in 2006 based on the achievement of certain long-term incentive performance targets. Performance-based restricted stock granted in 2003 vested in one-third increments the first year and will vest one third after two years and the balance after three years from the date of grant based on level of achievement of specific performance targets. Performance-based restricted stock granted in 2004 will vest in one-third increments each year over a three-year period beginning one year from the date of grant if specific performance targets are met; otherwise 100 percent of the grant will be forfeited. Future vesting of performance-based restricted stock is subject generally to continued employment with MoneyGram or its operating companies.

Security Ownership of Principal Stockholders of MoneyGram

      The table below provides certain information regarding those individuals expected by MoneyGram to be the beneficial owners of more than five percent of MoneyGram’s outstanding shares of MoneyGram common stock immediately upon the distribution. The information provided is based upon the beneficial ownership of Viad common stock reported to Viad as of the date of the most recent Schedule 13D or 13G filed with the SEC by the named individual, and the distribution ratio of one share of MoneyGram common stock for every one share of Viad common stock owned by the named person.

	Amount and Nature of
Name and Address	Beneficial Ownership		Percent of Class

T. Rowe Price Associates, Inc.	7,277,749	(1)	8.20%
100 East Pratt Street
Baltimore, MD 21202
FMR Corp.	5,720,755	(2)	6.47%
82 Devonshire Street
Boston, Massachusetts 02109
Pzena Investment Management, LLC	5,479,890	(3)	6.20%
120 West 45th Street, 34th Floor
New York, NY 10036

(1)	T. Rowe Price Associates, Inc. has filed with the SEC a statement on Schedule 13G dated February 10, 2004 to the effect that (a) it (directly or indirectly) has sole dispositive power over all the shares, and (b) it has sole voting power over 917,150 of these shares and no shared voting power.

(2)	FMR Corp., a holding company, has filed with the SEC a statement on Schedule 13G/A dated February 17, 2004 to the effect that (a) it (directly or indirectly) has sole dispositive power over all the shares, (b) it has sole voting power over 14,415 of these shares and no shared voting power, (c) these shares are held principally by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment adviser, (d) these shares are, for the most part, held by investment companies and institutional accounts managed by subsidiaries of FMR Corp. and (e) the family of Edward C. Johnson 3d, including Mr. Johnson, the Chairman of FMR Corp., and his daughter Abigail Johnson, a director, and trusts for the family members’ benefit may be deemed to form a controlling group with respect to FMR Corp.

(3)	Pzena Investment Management, LLC has filed with the SEC a statement on Schedule 13G dated February 12, 2004 to the effect that (a) it (directly or indirectly) has sole dispositive power over all the shares, and (b) it has sole voting power over 3,889,830 of these shares and no shared voting power.

DESCRIPTION OF CAPITAL STOCK OF MONEYGRAM

      The following is a summary of the material terms of MoneyGram’s certificate of incorporation and bylaws, each as they will be amended and restated prior to the spin-off, MoneyGram’s rights agreement and applicable law, insofar as it relates to the material terms of MoneyGram’s capital stock.

      Prior to the spin-off, our certificate of incorporation and bylaws will be amended and restated. Our authorized capital stock consists of 250 million shares of common stock, $.01 par value per share, 5 million shares of undesignated preferred stock, $.01 par value per share, and 2 million shares of junior participating preferred stock, par value $.01 per share.

Common Stock

      Each holder of MoneyGram common stock is entitled to one vote for each share held of record on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Subject to the preferences of preferred stock issued after the distribution, holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

      All outstanding shares of MoneyGram common stock, when issued, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

      After the spin-off, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of five million shares of MoneyGram preferred stock, in one or more series, with each of such series to have those rights and preferences, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by unlimited discretion of the board of directors.

      Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no plans to issue any shares of preferred stock.

      As of the date of this information statement, two million shares of our junior participating preferred stock have been reserved for issuance upon exercise of our preferred share purchase rights.

The Rights Agreement

      Our board of directors currently expects to adopt a rights agreement, with Wells Fargo Bank, N.A. as rights agent, prior to the spin-off. The preferred share purchase rights issuable under the rights agreement will be attached to the shares of MoneyGram common stock distributed in the spin-off. Pursuant to our rights agreement, one preferred share purchase right will be issued with each share of MoneyGram common stock issued after the spin-off. Our rights are subject to the terms of our rights agreement.

      Our board of directors intends to adopt our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 20 percent or more of our outstanding common stock without the approval of our board of directors.

The Rights

      Prior to the spin-off, our board of directors currently expects to authorize the issuance of one of our rights for each share of MoneyGram common stock then outstanding. Our rights initially will trade with, and will be inseparable from, MoneyGram common stock. Our rights will be evidenced only by stock certificates that represent shares of MoneyGram common stock. New rights will accompany any new shares of common stock we issue after the initial issuance of rights until the date on which the rights are distributed as described below.

Exercise Price

      Each of our rights will allow its holder to purchase from us one one-hundredth of a share of MoneyGram series A junior participating preferred stock for $100, once the rights become exercisable. This portion of this series of junior participating preferred stock will give our stockholders approximately the same dividend, voting, and liquidation rights as would one share of MoneyGram common stock. Prior to exercise, a right does not give its holder any dividend, voting or liquidation rights.

Exercisability

      Our rights will not be exercisable until:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15 percent or more of our outstanding common stock; or, if earlier,

•	ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

      Until the date our rights become exercisable, MoneyGram common stock certificates also evidence our rights, and any transfer of shares of MoneyGram common stock constitutes a transfer of our rights. After that date, our rights will separate from MoneyGram common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of MoneyGram common stock. Any of our rights held by an acquiring person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for $100, purchase shares of MoneyGram common stock with a market value of $200, based on the market price of MoneyGram common stock prior to the acquisition.

•	Flip Over. If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for $200, purchase shares of the acquiring corporation with a market value of $100, based on the market price of the acquiring corporation’s stock prior to such merger.

Our Preferred Share Provisions

      Each one one-hundredth of a share of MoneyGram preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of MoneyGram common stock, whichever is greater;

•	will entitle holders, upon liquidation, either to receive $1 per share or an amount equal to the payment made on one share of MoneyGram common stock, whichever is greater;

•	will have the same voting power as one share of MoneyGram common stock; and

•	if shares of MoneyGram common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of MoneyGram common stock.

      The value of one one-hundredth interest in a share of our preferred stock should approximate the value of one share of MoneyGram common stock.

Expiration

      Our rights will expire on June 30, 2014.

Redemption

      Our board of directors may redeem our rights for $0.01 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of MoneyGram common stock.

Exchange

      After a person or group becomes an acquiring person, but before an acquiring person owns 50 percent or more of our outstanding MoneyGram common stock, our board of directors may extinguish our rights by exchanging one share of MoneyGram common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions

      Our board of directors may adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than one percent will be made.

Amendments

      The terms of our rights agreement may be amended by our board of directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of our rights.

Anti-Takeover Provisions

      Some provisions of our amended and restated certificate of incorporation and bylaws could make more difficult the acquisition of control of our company, and the removal of existing management, including those that provide as follows:

•	we do not provide for cumulative voting for directors;

•	we have a classified board of directors with each class serving a staggered three-year term;

•	our board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term of the class of directors in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

•	our board of directors may issue preferred stock without any vote or further action by the stockholders;

•	special meetings of stockholders may be called only by our chairman or board of directors, and not by stockholders;

•	our board of directors may adopt, amend, alter or repeal the bylaws without a vote of the stockholders;

•	all stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting;

•	we have advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors, which generally require that stockholder proposals and nominations be provided to us between 90 and 120 days before the anniversary of our last annual meeting in order to be properly brought before a stockholder meeting; and

•	certain business combinations with an “interested stockholder” (defined in our certificate of incorporation as a holder of ten percent or more of our outstanding voting stock) must be approved by holders of 66 2/3 percent of the voting power of shares not owned by the interested stockholder, unless the business combination is approved by certain “continuing directors” (as defined in our certificate of incorporation) or meets certain requirements regarding price and procedure.

      These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging the proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Section 203 of the Delaware General Corporation Law

      Section 203 of the Delaware General Corporation Law regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; and

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15 percent or more of a corporation’s voting stock.

New York Stock Exchange Listing

      We have applied to list the MoneyGram common stock on the New York Stock Exchange, Inc. under the symbol “MGI.”

Transfer Agent and Registrar

      The transfer agent and registrar for MoneyGram common stock is Wells Fargo Shareowner Services.

Stock Options

      We will grant shares of MoneyGram common stock pursuant to our Omnibus Incentive Plan following the spin-off. We expect to reserve approximately 7,811,134 shares of MoneyGram common stock for issuance under our Omnibus Incentive Plan. At the time of the spin-off, all outstanding options to purchase Viad common stock will be adjusted to consist of options to purchase Viad common stock and options to purchase MoneyGram common stock, and all holders of restricted shares of Viad common stock will also receive restricted shares of MoneyGram common stock. See “Management of New Viad — Treatment of Viad Options and Restricted Stock” and “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.” We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our stock plans, including the shares subject to the options and restricted stock awards described above. Shares of MoneyGram common stock issued pursuant to our stock plans after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

FINANCING ARRANGEMENTS OF MONEYGRAM

      MoneyGram International, Inc. entered into an agreement dated March 12, 2004 with Bank One Capital Markets, Inc., Bank One, N.A., Wachovia Capital Markets, LLC and Wachovia Bank, National Association, under which the banks conditionally agreed to make available to MoneyGram a $100 million term loan and a $250 million revolving credit facility (which may be increased to $300 million under certain circumstances). The term loan is expected to be made on the spin-off, and half of the term loan must be repaid on the third anniversary of initial funding, and the remaining half of the term loan must be repaid on the fourth anniversary of initial funding. Any advances drawn on the revolving credit facility must be repaid on the fourth anniversary of initial funding. The loans will be unsecured obligations of MoneyGram, and will be guaranteed on an unsecured basis by MoneyGram’s material domestic subsidiaries. The proceeds from the loans may be used to fund up to $150 million payment of merger consideration to Viad on the day of the spin-off, and otherwise may be used for general corporate purposes.

      MoneyGram will be subject to certain customary restrictions in respect of incurring additional indebtedness, granting liens, paying dividends or repurchasing or retiring stock, entering into sale and leaseback transactions, selling assets, entering into consolidations or mergers, making investments, loans, advances and acquisitions, entering into transactions with affiliates, and amending certain agreements. In addition, MoneyGram will not be permitted to exceed a certain maximum ratio of total debt to total capital, and will be required to maintain a certain minimum interest coverage ratio.

      The banks’ commitment to provide the loans is conditioned on, among other things, commitments from other financial institutions for at least $260 million, the absence of any material adverse change prior to closing, the satisfaction of the Banks with the results of due diligence and receiving a minimum credit rating.

DIVIDEND POLICY OF NEW VIAD

      In 2003, Viad paid a quarterly dividend of $0.09 per share of Viad common stock. New Viad has not yet determined whether it will pay any dividends on New Viad common stock following the completion of the spin-off (and if so, the amount thereof), and New Viad may determine not to pay any dividends on New Viad common stock following the spin-off. Any future determination to pay dividends on New Viad common stock will be at the discretion of New Viad’s board of directors and will depend on New Viad’s financial condition, results of operations, cash requirements, prospects and any other factors as the New Viad’s board of directors may deem relevant.

CAPITALIZATION OF NEW VIAD

      The following table sets forth the unaudited historical capitalization of New Viad at March 31, 2004, and unaudited pro forma capitalization of New Viad at March 31, 2004, after giving effect to the debt refinancing and the spin-off, each as if they occurred on that date. Notwithstanding the legal form of the spin-off, due to the relative significance of MoneyGram International, Inc. to Viad Corp, MoneyGram International, Inc. will be treated as the accounting successor to Viad Corp for financial reporting purposes in accordance with EITF No. 02-11. Therefore, for accounting purposes, the historical consolidated financial statements of Viad Corp will become the historical consolidated financial statements of MoneyGram International, Inc. at the time of the spin-off.

      This table should be read in conjunction with the “Combined Financial Statements of New Viad” and related notes, the “Unaudited Pro Forma Combined Financial Information of New Viad” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad.” In addition, certain transactions that will occur in connection with the spin-off are described under “Unaudited Pro Forma Consolidated Financial Information of MoneyGram International, Inc.”

	March 31, 2004

	Actual	Pro Forma

	(in thousands)
Current portion of long-term debt	$1,329	$4,463	(2)

Long-term debt:
Long-term debt, less current portion	$17,945	$19,199	(2)

Stockholder’s equity:
Net investment of Viad Corp	389,286	—
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 issued	—	149,610	(2)
Additional capital	—	537,472	(1)(2)
Retained income	—	—
Unearned employee benefits and other	—	(21,873	)(2)
Accumulated other comprehensive income (loss):
Unrealized gain on investments	451	451
Cumulative foreign currency translation adjustments	7,749	7,749
Minimum pension liability adjustment	(4,213)	(4,213)
Common stock in treasury, at cost, 11,170,033 shares	—	(287,430	)(2)

Total stockholder’s equity	393,273	381,766

Total Capitalization	$411,218	$400,965

(1)	Assumes that at March 31, 2004, New Viad incurred one-time pre-tax expenses of $14.0 million in connection with the spin-off.

(2)	Reflects the capitalization of New Viad, including the assumption by New Viad of Viad Corp’s remaining public indebtedness in the aggregate amount of $4.4 million based on the completion of Viad’s tender offers in June 2004.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF NEW VIAD

      The following unaudited pro forma combined statements of income for the three months ended March 31, 2004 and for the year ended December 31, 2003 and the unaudited pro forma combined balance sheet at March 31, 2004 present the combined results of operations and financial position of New Viad assuming that the preferred stock redemption, debt refinancing and the transactions contemplated in connection with the spin-off had been completed at the beginning of 2004 with respect to the unaudited pro forma combined statement of income for the three months ended March 31, 2004, at the beginning of 2003 with respect to the unaudited pro forma combined statement of income for the year ended December 31, 2003, and at March 31, 2004 with respect to the unaudited pro forma combined balance sheet at March 31, 2004. In the opinion of management, except as described below, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated in connection with the spin-off on the historical financial information of New Viad. The adjustments are described in the notes to pro forma combined financial information and are set forth in the “Pro Forma Adjustments” column.

      The unaudited pro forma combined statements of income disclose income from continuing operations and related per share data only and do not include the effects of changes in accounting principles if historically included in the financial statements of New Viad in a particular period. Net income and related per share data is presented for periods in which changes in accounting principles were not included in the historical financial statements of New Viad. Furthermore, the unaudited pro forma combined statements of income include only those adjustments directly attributable to the preferred stock redemption, debt refinancing and spin-off transactions that are expected to have a continuing impact on New Viad. In May 2004, Viad Corp received stockholder approval for a one-for-four reverse stock split of Viad common stock. The reverse stock split will be effective immediately following the spin-off. The unaudited pro forma combined financial information of New Viad does not reflect the effects of the reverse stock split.

      The unaudited pro forma combined financial information of New Viad should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad” and the historical combined financial statements of New Viad and the related notes included elsewhere in this information statement. The pro forma combined financial information has been prepared for informational purposes only and does not reflect the results of operations or financial position of New Viad that would have occurred had New Viad operated as a separate, independent company for the periods presented. Actual results might have differed from pro forma results if New Viad had operated independently. The pro forma combined financial information should not be relied upon as being indicative of New Viad’s results of operations or financial condition had the preferred stock redemption, debt refinancing and transactions contemplated in connection with the spin-off been completed on the date assumed. The pro forma combined financial information also does not project the results of operations or financial position for any future period or date.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Year ended December 31, 2003

		Pro Forma

	Historical			New
	New Viad	Adjustments		Viad(1)

	(in thousands, except per share data)
Revenues:
Convention show services	$521,433	$—		$521,433
Exhibit design and construction	195,832	—		195,832
Travel and recreation services	53,203	—		53,203

Total revenues	770,468	—		770,468

Costs and expenses:
Costs of services	525,266	—		525,266
Costs of products sold	193,986	—		193,986
Corporate activities	15,190	—		15,190
Interest income	(441)	—		(441)
Interest expense (recoveries)	(1,080)	(703	)(2)	(1,783)
Restructuring charges (recoveries)	(5,015)	—		(5,015)
Minority interests	110	—		110

Total costs and expenses	728,016	(703)		727,313

Income (loss) before income taxes	42,452	703		43,155
Income tax expense (benefit)	21,361	274	(3)	21,635

Net income (loss)	$21,091	$429		$21,520

Diluted income per common share(4)
Net income per common share	$0.24			$0.25

Average outstanding and potentially dilutive common shares	86,619			86,619

Basic income per common share(5)
Net income per common share	$0.24			$0.25

Average outstanding common shares	86,223			86,223

(1)	Management expects that one-time pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma combined statements of income.

(2)	Adjustment assumes net decreased interest expense of $703,000 due to Viad’s debt retirement (which includes an allocated portion of the historical debt to be retired of $25.6 million to New Viad). The assumed reduction of interest expense of $703,000 represents the historical interest expense of Viad associated with the allocated portion of debt to be retired based on the historical weighted average interest rate of 2.7%.

(3)	Adjustment assumes an effective income tax rate of 39 percent.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

(5)	The computation of unaudited pro forma basic income (loss) per common share for the period presented is based upon Viad Corp’s historical weighted average number of shares of Viad common stock outstanding.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Three months ended March 31, 2004

		Pro Forma
	Historical
	New Viad	Adjustments		New Viad(1)

	(in thousands, except per share data)
Revenues:
Convention show services	$158,330	$—		$158,330
Exhibit design and construction	45,286	—		45,286
Travel and recreation services	3,939	—		3,939

Total revenues	207,555	—		207,555

Costs and expenses:
Costs of services	145,137	—		145,137
Costs of products sold	46,212	—		46,212
Corporate activities	2,617	—		2,617
Interest income	(226)			(226)
Interest expense	567	(196	)(2)	371
Minority interests	(95)	—		(95)

Total costs and expenses	194,212	(196)		194,016

Income (loss) before income taxes	13,343	196		13,539
Income tax expense (benefit)	5,784	76	(3)	5,860

Net income (loss)	$7,559	$120		$7,679

Diluted income per common share(4)
Net income per common share	$0.09			$0.09

Average outstanding and potentially dilutive common shares	87,217			87,217

Basic income per common share(5)
Net income per common share	$0.09			$0.09

Average outstanding common shares	86,710			86,710

(1)	Management expects that one-time pre-tax expenses of approximately $18.0 million, primarily related to investment banking, legal and accounting fees, will be required to complete the spin-off. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to be incurred by MoneyGram International, Inc. and $14.0 million is expected to be incurred by New Viad. These nonrecurring items have not been reflected in the pro forma combined statements of income.

(2)	Adjustment assumes net decreased interest expense of $196,000 due to Viad’s debt retirement (which includes an allocated portion of the historical debt to be retired of $25.6 million to New Viad). The assumed reduction of interest expense of $196,000 represents the historical interest expense of Viad associated with the allocated portion of debt to be retired based on the historical weighted average interest rate of 3.1 percent.

(3)	Adjustment assumes an effective income tax rate of 39 percent.

(4)	The diluted weighted average common shares is based on Viad Corp’s historical outstanding and potentially dilutive securities for purposes of computing unaudited pro forma diluted income (loss) per common share.

(5)	The computation of unaudited pro forma basic income (loss) per common share for the period presented is based upon Viad Corp’s historical weighted average number of shares of Viad common stock outstanding.

UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

	March 31, 2004

		Pro Forma
	Historical
	New Viad	Adjustments		New Viad

	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$86,144	$(14,000	)(1)	$79,025
		6,881	(2)
Accounts receivable, net	52,530	—		52,530
Inventories	34,541	—		34,541
Deferred income taxes	26,165	—		26,165
Other current assets	14,808	—		14,808

Total current assets	214,188	(7,119)		207,069
Property and equipment, net	153,517	—		153,517
Other investments and assets	25,487	—		25,487
Deferred income taxes	54,886	—		54,886
Goodwill	257,127	—		257,127
Other intangible assets, net	13,861	—		13,861

Total Assets	$719,066	$(7,119)		$711,947

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$39,889	$—		$39,889
Other current liabilities	135,272	—		135,272
Current portion of long-term debt	1,329	3,134	(2)	4,463

Total current liabilities	176,490	3,134		179,624
Long-term debt	17,945	1,254	(2)	19,199
Pension and other postretirement benefits	21,764	—		21,764
Other deferred items and insurance liabilities	106,433	—		106,433
Minority interests	3,161	—		3,161
Stockholder’s equity:
Net investment of Viad Corp.	389,286	(389,286	)(3)	—
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 issued	—	149,610	(3)	149,610
Additional capital	—	548,979	(3)	537,472
		(14,000	)(1)
		2,493	(2)
Retained income	—	—		—
Unearned employee benefits and other	—	(21,873	)(3)	(21,873)
Accumulated other comprehensive income (loss):
Unrealized gain on investments	451	—		451
Cumulative foreign currency translation adjustments	7,749	—		7,749
Minimum pension liability adjustment	(4,213)	—		(4,213)
Common stock in treasury, at cost, 11,170,033 shares	—	(287,430	)(4)	(287,430)

Total Stockholder’s equity	393,273	(11,507)		381,766

Total Liabilities and Stockholder’s Equity	$719,066	$(7,119)		$711,947

(1)	Adjustment assumes that New Viad incurred expenses of $14.0 million in connection with the spin-off.

(2)	Adjustment reflects the allocation of additional cash in the amount of $6.9 million to New Viad and the assumption by New Viad of Viad Corp’s remaining public indebtedness in the aggregate amount of $4.4 million, in each case, based on the completion of Viad’s tender offers in June 2004.

(3)	Adjustment reflects the capitalization of New Viad.

(4)	Adjustment reflects re-establishment of Viad Corp’s treasury stock, which shares will remain shares of New Viad.

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF NEW VIAD

      The following table summarizes selected historical combined financial and other data for New Viad. The statement of income data for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data at December 31, 2003 and 2002 set forth below are derived from the audited combined financial statements of New Viad included elsewhere in this information statement. The statement of income data for the year ended December 31, 2000 and the balance sheet data at December 31, 2001 set forth below are derived from the audited combined financial statements of New Viad not included elsewhere in this information statement. The statement of income data for the year ended December 31, 1999 and the balance sheet data at December 31, 2000 and 1999 set forth below are derived from the unaudited combined financial information of New Viad not included elsewhere in this information statement. The statement of income data for the three months ended March 31, 2004 and 2003 and the balance sheet data at March 31, 2004 are derived from the unaudited combined financial statements of New Viad included elsewhere in this information statement. The balance sheet data at March 31, 2003 is derived from the unaudited combined financial information of New Viad not included in this information statement.

      The selected historical combined financial data is not necessarily indicative of the results of operations or financial position that would have occurred if New Viad had been a separate, independent company during the periods presented, nor is it indicative of its future performance. This historical data should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Viad” and New Viad’s combined financial statements and related notes included elsewhere in this information statement.

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Statement of Income Data
Revenues:
Convention show services	$158,330	$174,942	$521,433	$568,301	$604,148	$692,843	$642,817
Exhibit design and construction	45,286	47,114	195,832	217,932	279,896	339,272	289,951
Travel and recreation services	3,939	3,282	53,203	58,253	61,453	72,508	78,977

Total revenues	$207,555	$225,338	$770,468	$844,486	$945,497	$1,104,623	$1,011,745

Income (loss) from continuing operations(1), (2)	$7,559	$4,711	$21,091	$8,395	$(40,603)	$44,802	$46,897
Change in accounting principle(3)	—	—	—	(37,739)	—	—	—

Net income (loss)	$7,559	$4,711	$21,091	$(29,344)	$(40,603)	$44,802	$46,897

Unaudited pro forma diluted income (loss) per common share
Continuing operations(1), (2)	$0.09	$0.05	$0.24	$0.10	$(0.47)	$0.49	$0.49
Change in accounting principle(3)	—	—	—	(0.44)	—	—	—

Diluted net income (loss) per common share	$0.09	$0.05	$0.24	$(0.34)	$(0.47)	$0.49	$0.49

Average outstanding and potentially dilutive common shares	87,217	86,326	86,619	86,716	86,322	90,925	96,396

Unaudited pro forma basic income (loss) per common share
Continuing operations(1), (2)	$0.09	$0.05	$0.24	$0.10	$(0.47)	$0.50	$0.50
Change in accounting principle(3)	—	—	—	(0.44)	—	—	—

Basic net income (loss) per common share	$0.09	$0.05	$0.24	$(0.34)	$(0.47)	$0.50	$0.50

Average outstanding common shares	86,710	86,008	86,223	86,178	85,503	88,802	93,007

	Three months ended
	March 31,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Balance Sheet Data (at end of period)
Total assets	$719,066	$692,705	$681,882	$673,356	$732,848	$826,198	$810,967
Total debt(4)	19,274	65,959	50,092	66,778	73,703	83,118	78,176
Stockholder’s equity	393,273	276,384	333,871	266,163	333,440	432,356	361,211
Other Data
Adjusted EBITDA(5)	$19,339	$17,574	$63,873	$47,083	$(18,029)	$118,850	$121,924

(1)	Includes restructuring charges, recoveries and other items (after-tax) of $3.0 million income, or $0.03 per diluted share for 2003, and $12.1 million expense, or $0.14 per diluted share, in 2002; $55.3 million expense, or $0.64 per diluted share, in 2001; $877,000 income, or $0.01 per diluted share, in 2000; and $817,000 income, or $0.01 per diluted share, in 1999.

(2)	In January 2002, Viad adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 specifies that goodwill and certain intangible assets with indefinite lives no longer be amortized but instead be subject to periodic impairment testing. Excluding the amortization of previously expensed goodwill and certain intangible assets, income from continuing operations and corresponding diluted income per share would have been $(33.0) million ($0.38 diluted loss per share) in 2001, $52.1 million ($0.57 diluted income per share) in 2000, and $52.8 million ($0.55 diluted income per share) in 1999.

(3)	In accordance with the adoption of SFAS No. 142, New Viad completed the transitional impairment test for goodwill during 2002 and concluded that a transitional impairment loss of $40.0 million ($37.7 million after-tax) should be recognized related to goodwill at Exhibitgroup.

(4)	Long-term debt includes debt allocated or directly attributable to New Viad. The historical allocation of debt was based on the prorated level of debt (other than debt related to employee benefit plans) estimated to be owed by New Viad immediately following the spin-off.

(5)	Adjusted EBITDA is a measure of New Viad’s ability to service debt, fund capital expenditures and finance growth, and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP. This information is supplemental to results presented under GAAP and may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is defined by New Viad as income before interest expense, income taxes, depreciation and amortization, and changes in accounting principles.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF NEW VIAD

      The following information should be read in conjunction with New Viad’s combined financial statements and related notes included elsewhere in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. New Viad’s actual results could differ materially from those anticipated in the forward-looking statements due to factors discussed under “Special Note About Forward-Looking Statements,” “Risk Factors” and elsewhere in this information statement.

Overview

      On July 24, 2003, Viad Corp (“Viad”) announced a plan to separate its Payment Services business from its other businesses by means of a tax-free spin-off. To effect the separation, Travelers Express Company, Inc. will become a subsidiary of MoneyGram International, Inc. (“MoneyGram”), a newly-formed, wholly-owned subsidiary of Viad, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. At the time of the spin-off, the business of MoneyGram will consist of Viad’s current Payment Services operations. The continuing business of Viad, which is being referred to as “New Viad,” will consist of the businesses of the convention show services, exhibit design and construction, and travel and recreation services operations, including Viad’s centralized corporate functions located in Phoenix, Arizona.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. In June 2004, Viad repurchased a substantial majority of its outstanding subordinated debentures and medium-term notes for an aggregate amount of $52.6 million (which includes a tender premium). In April 2004, Viad paid $9.0 million to retire certain industrial revenue bonds for which it was responsible. New Viad is negotiating and intends to enter into new bank credit facilities for general corporate purposes and to support letters of credit. See “Financing Arrangements of New Viad.”

      Due to the relative significance of MoneyGram as compared to New Viad, the transaction will be accounted for as a reverse spin-off in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-11 “Accounting For Reverse Spin-offs.” The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (“APB”) Opinion No. 29 “Accounting For Non-Monetary Transactions.” MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad after reduction, if appropriate, for any indicated impairment of value. Management currently believes there is no indicated impairment of value of the net assets of New Viad.

      As a result of the proposed spin-off, New Viad has redefined its reportable segments to reflect a disaggregated presentation of Viad’s Convention and Event Services segment and the inclusion of the Travel and Recreation Services businesses as a reportable segment. Although New Viad’s two convention and event services businesses continue to meet the aggregation criteria pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” a disaggregated presentation of these businesses is considered appropriate due to their relative size and importance to New Viad as a result of the spin-off. The Travel and Recreation Services businesses are included as a reportable segment for New Viad as they meet the quantitative thresholds of SFAS No. 131. Accordingly, New Viad will operate in three reportable business segments as follows:

      GES — GES provides various convention and tradeshow services throughout North America such as freight handling, transportation, installation, dismantling and management services to trade associations and tradeshow management companies and exhibitors. GES also provides certain exhibit design and construction services.

      Exhibitgroup — Exhibitgroup specializes in the large-to-small scale design, construction, installation and warehousing of convention and tradeshow exhibits and displays, primarily for corporate customers in North America, and to a lesser extent in Europe. Exhibitgroup also provides various tradeshow services to its corporate customers.

      Travel and Recreation Services — Brewster and Glacier provide tour and charter operations for tourism in the Canadian Rockies, and operate historic lodges and food services in and around certain national parks in North America.

Non-GAAP Measures

      The following discussion includes a presentation of Adjusted EBITDA, which is utilized by management to measure the profit and performance of New Viad’s operations and to facilitate period to period comparisons. “Adjusted EBITDA” is defined by New Viad as net income before interest expense, income taxes, depreciation and amortization and changes in accounting principles. Adjusted EBITDA is considered a useful operating metric as potential variations arising from taxes, depreciation, debt service costs and changes in accounting principles are eliminated, thus resulting in an additional measure considered to be indicative of New Viad’s ongoing operations. Adjusted EBITDA is also used by management to assess New Viad’s ability to service debt, fund capital expenditures and finance growth. The presentation of Adjusted EBITDA is supplemental to results presented under accounting principles generally accepted in the United States of America (“GAAP”) and may not be comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered in addition to, but not a substitute for, other measures of financial performance and liquidity reported in accordance with GAAP. Management believes that the presentation of Adjusted EBITDA provides useful information to investors regarding New Viad’s results of operations because it is useful for trending, analyzing and benchmarking the performance and value of New Viad’s business. Management uses Adjusted EBITDA primarily as a performance measure and believes that the GAAP financial measure most directly comparable to Adjusted EBITDA is net income. Although Adjusted EBITDA is used as a financial measure to assess the performance of the business, the use of Adjusted EBITDA is limited because it does not consider material costs, expenses and other items necessary to operate the business. These items include debt service costs, non-cash depreciation and amortization expense associated with long-lived assets, expenses related to federal and state income taxes and the effects of accounting changes. Because Adjusted EBITDA does not consider these items, a user of New Viad’s financial information should consider net income an important measure of New Viad’s financial performance because it provides a more complete measure of New Viad’s performance.

      A reconciliation of Adjusted EBITDA to net income (loss) is as follows:

	Three months ended
	March 31,

	2004	2003	2003	2002	2001

Adjusted EBITDA	$19,339	$17,574	$63,873	$47,083	$(18,029)
Interest recoveries (expense)	(567)	(924)	1,080	(4,056)	(5,607)
Income tax benefit (expense)	(5,784)	(6,449)	(21,361)	(9,839)	20,449
Depreciation and amortization	(5,429)	(5,490)	(22,501)	(24,793)	(37,416)
Change in accounting principle	—	—	—	(37,739)	—

Net income (loss)	$7,559	$4,711	$21,091	$(29,344)	$(40,603)

      Adjusted EBITDA at $19.3 million for the first quarter 2004 was higher by $1.8 million as compared to the 2003 first quarter due to favorable corporate activities of $1.2 million as well as slightly higher operating income driven by GES. The increase in Adjusted EBITDA in 2003 of $16.8 million was primarily due to lower restructuring charges and higher restructuring recoveries for a net change of $23.5 in 2003 as compared to 2002, which was partially offset by lower operating income of approximately $5.5 million (excluding depreciation and amortization). The increase in Adjusted EBITDA from 2001 to 2002 of $65.1 million was largely due to decreased restructuring charges and other items year-over-year of $72.2 million offset by slightly lower operating income of $7.3 million.

Results of Operations

Three Months Ended March 31, 2004 and 2003

      In the first quarter of 2004, revenues decreased 7.9 percent from 2003, to $207.6 million, primarily due to the drop in convention show services revenue. Net income for the first quarter 2004 was $7.6 million, up from $4.7 million in the first quarter 2003 as a result of cost containment efforts.

      GES. Revenues for GES were $163.6 million for the first quarter 2004 compared to $167.5 million in the 2003 quarter. The decrease largely resulted from the loss of the North American International Auto Show in Detroit (due to certain contractor requirements), somewhat offset by increased revenues on certain recurring shows.

      Segment operating income was $20.6 million in the first quarter 2004, up slightly from $20.2 million in the 2003 first quarter. Operating margins increased slightly to 12.6 percent in 2004 from 12.0 percent in 2003. Although the convention show services business has a diversified customer base, revenue growth is dependent, among other things, on general economic conditions, levels of exhibitors spending as well as show rotation. In general, the tradeshow industry is experiencing early signs of growth in certain major tradeshows and an increase in new show launches. Management believes that further improvements in the economy and corporate earnings could lead to increased tradeshow spending. However, management continues to emphasize cost containment in response to uncertainty regarding near-term revenue growth.

      Exhibitgroup. Revenues for Exhibitgroup were $40.1 million, down 26.6 percent in the first quarter 2004 from $54.6 million in the first quarter 2003. Segment operating loss was $3.0 million in the 2004 quarter compared to a loss of $2.8 million in the 2003 quarter. The decline in revenue was driven by the loss of certain customers due to competitive pricing which management believes would have led to unprofitable contracts and the continued weak demand for the design and construction of new exhibits. Management believes these industry conditions will constrain revenue growth through 2004 as visibility over revenues remains poor and a sustained increase in corporate marketing spending on new exhibit construction has not materialized to date. If the prolonged weakness in demand and pricing pressures continue, revenue could decline further and operating income could be similarly affected. Management remains focused on cost control, productivity improvements and pricing strategies in order to preserve and enhance operating margins over the longer-term.

      Travel and Recreation Services. Revenues of the travel and recreation businesses were $3.9 million, an increase of 20.0 percent from $3.3 million in the first quarter 2003. The operating loss of $1.3 million for the first quarter 2004 was an improvement as compared with a loss of $1.7 million in 2003. These results reflect the normal seasonal pattern for the first quarter. Continued threats of terrorism and the troubled state of the airline industry (particularly with respect to Air Canada) continue to hamper leisure travel to New Viad’s recreation properties which may continue to dampen future results.

      Corporate Activities. Corporate activities expense decreased to $2.6 million in the first quarter 2004 from $3.8 million in the first quarter 2003 primarily related to a reduction in certain other administrative costs.

Years Ended December 31, 2003, 2002 and 2001

2003 vs. 2002

      Revenues for 2003 decreased 8.8 percent to $770.5 million from $844.5 million in 2002. The decline was primarily driven by negative show rotation and weaker demand for the design and construction of new exhibits. This decline reflected the downturn in the general economy and diminished corporate spending. New Viad also experienced moderate declines in Travel and Recreation Services revenues. Income before income taxes and change in accounting principle was $42.5 million for 2003, compared to $18.2 million in 2002. The 2002 amount included aggregate restructuring charges of $20.5 million compared to restructuring recoveries of $5.0 million in 2003. Net income for 2003 was $21.1 million compared to a net loss of $29.3 million in 2002. The 2002 net loss included the $37.7 million after-tax transitional impairment charge related to the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets.”

      GES. Revenues for GES were $498.7 million for 2003 compared to $533.9 million in 2002. The decline in revenues largely resulted from net negative show rotation, where shows rotating out of 2003, such as the International Manufacturing Technology Show, outweighed the shows rotating into 2003, such as the National Plastics Expositions and Worldwide Food Show. The sequential year-over-year declines in tradeshow attendance, the number of exhibiting companies and convention square footage resulting from weak overall economic conditions since 2001 led to lower demand for services, cancelled shows and tradeshow shrinkage which contributed to the revenue decline.

      Segment operating income was $40.2 million for 2003, down 6.0 percent from $42.8 million in 2002. Operating margins increased slightly to 8.1 percent in 2003 from 8.0 percent in 2002. Management continued to emphasize cost containment initiatives in response to uncertainty regarding revenue growth.

      Exhibitgroup. Revenues for Exhibitgroup were $218.6 million for 2003, down 13.4 percent from $252.4 million in 2002. Segment operating income was $1.1 million for 2003 compared to an operating loss of $2.6 million in 2002. The decline in revenues was driven by weak demand for the design and construction of new exhibits, primarily due to diminished corporate spending and continued softness in the general economy, as many exhibitors elected to reuse or refurbish existing exhibits rather than placing orders for new construction. Visibility in this industry continued to be poor. Segment operating income increased during 2003 primarily due to the effectiveness of management initiatives to improve performance, including restructuring efforts.

      Travel and Recreation Services. Revenues for the Travel and Recreation Services segment were $53.2 million for 2003, down 8.7 percent from $58.3 million in 2002. Segment operating income was $10.0 million for 2003 compared to $14.2 million in 2002. Operating margins decreased to 18.7 percent in 2003 from 24.5 percent in 2002. These businesses were negatively impacted by a continued decline in the world travel market due to ongoing threats of terrorism, the war in Iraq, health issues (SARS, Mad Cow Disease and West Nile virus), Air Canada’s financial difficulties and wildfires in and around Glacier National Park, Montana.

      Since the events of September 11, 2001, worldwide leisure travel has been on a steady decline, directly affecting the travel and recreation businesses with reduced visitation during 2002 and again in 2003. In 2003, these businesses were also severely affected by the announcement in April 2003 that Air Canada, which serves a large portion of visitors to these businesses, was experiencing financial difficulty and had filed for protection under Canada’s “Companies’ Creditors Arrangement Act.” This event reduced the capacity of transportation available for visitors to western Canada. Visitor travel from Asia, long a key market for these businesses, was significantly lower in 2003, primarily due to the outbreak of SARS in Asia in late 2002. A subsequent SARS outbreak in Canada reduced the number of travelers coming to Canada from the United States and Europe.

      Lastly, during the peak summer season of 2003, wildfires in and around Glacier National Park forced the closure and evacuation of many of New Viad’s hotels and attractions. Despite the fact that the fires were under control in late summer, significant reservation cancellations left the businesses operating far below capacity. Given Glacier National Park’s limited visitation season, the lost business could not be recouped elsewhere.

      The impact of the above reductions in revenue in 2003 from 2002 also impacted operating income. While certain of the costs of these businesses can be pared down for certain fluctuations in visitor attendance, many of the unforeseen events of 2003 left these businesses with excess costs relative to revenue. The forest fires, in particular, forced these businesses to maintain overhead costs to ensure sufficient resources were available to facilitate the closures and subsequent re-openings, and to service the visitors. Thus, while revenues were down 8.7 percent, expenses could not be shed as rapidly, resulting in an operating income decline that disproportionately exceeded the revenue decline.

      Corporate Activities. Corporate activities expense increased $960,000 from 2002 to 2003. This increase was due primarily to higher insurance premiums and employee benefit costs.

      Interest Expense. Interest expense (recoveries) was $(1.1) million in 2003 compared to interest expense of $4.1 million in 2002. The 2003 amount reflects a reversal of $4.6 million of previously accrued interest due to favorable income tax settlements. Interest expense in 2003 was $3.5 million before giving effect to the reversal above. The decrease in interest expense relative to 2002 was due to lower average debt balances and declining interest rates.

      Income Taxes. The effective tax rate was 50.3 percent for 2003 compared to 54.0 percent for 2002. The relatively high rate compared to the federal statutory rate of 35.0 percent was due to higher state income tax expense associated with adjustments for potentially unrealizable future benefits of state net operating losses.

     2002 vs. 2001

      During 2002, GES and Exhibitgroup continued to experience a reduction in the number and size of tradeshows and further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than place new orders. As a result of decreased visibility over future revenues and continued uncertainties regarding improvements in the tradeshow industry, Exhibitgroup revised its forecasted demand and re-evaluated its manufacturing capacity requirements and cost structure during the fourth quarter of 2002. Accordingly, New Viad recorded a 2002 fourth quarter restructuring charge related to Exhibitgroup totaling $20.5 million ($13.3 million after-tax) of which $1.2 million relating to consulting fees incurred and the write-down of certain inventories was charged to “Costs of services” in the combined statements of income. The remaining $19.3 million was classified under the caption “Restructuring charges (recoveries)” in the combined statements of income. The restructuring relates to the closure and consolidation of certain facilities, severance and other costs related to the elimination of approximately 230 positions across numerous regions, business functions and job classes. The charge also includes amounts for the disposal (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (net of estimated sublease income) and other exit costs. Exhibitgroup substantially completed the restructuring activities at December 31, 2003, however, payments due under long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will be made over the varying terms of the individual separation agreements. At March 31, 2004, a remaining liability related to the 2002 restructuring of $6.0 million was included in the combined balance sheets. During 2001, a restructuring charge of $65.1 million ($39.3 million after-tax) was recorded for which the related restructuring activities had been completed by the end of 2002. At March 31, 2004, a remaining liability related to the 2001 restructuring of $13.3 million was included in the combined balance sheets.

      In 2002, New Viad adopted SFAS No. 142 which requires that goodwill and certain other intangible assets no longer be amortized, but instead be tested for impairment. Concurrent with the adoption of SFAS No. 142, New Viad performed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. New Viad determined that no impairment existed for other intangible assets but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recorded related to goodwill at Exhibitgroup. See “Critical Accounting Policies” for additional discussion related to goodwill impairment testing.

      Revenues for 2002 decreased 10.7 percent to $844.5 million from $945.5 million in 2001. The decline was primarily driven by weak demand for the design and construction of new exhibits. This decline reflects the downturn in the general economy and diminished corporate spending. New Viad also experienced moderate declines in convention and event services and travel and recreation services revenues. Income before income taxes and change in accounting principle was $18.2 million for 2002, compared to a loss of $61.1 million in 2001. The 2001 loss includes aggregate restructuring charges of $65.1 million and a litigation settlement of $29.3 million. Net loss for 2002 was $29.3 million compared to a net loss of $40.6 million in 2001. The 2002 net loss included the $37.7 million after-tax transitional impairment charge related to the adoption of SFAS No. 142.

      GES. Revenues for GES were $533.9 million for 2002 compared to $537.7 million in 2001. The decline in revenues largely reflects lower demand for services and tradeshow shrinkage due to overall weak economic conditions. Since 2001, and throughout 2002, the tradeshow industry had experienced sequential declines in tradeshow attendance, the number of exhibiting companies, and convention square footage. Tradeshow activity also reflects industry-specific conditions. Show shrinkage was significant in the technology and telecommunications sectors, while health-related shows had slightly improved and other services industries had stabilized. During 2002, several shows were canceled, scaled-back or lost to competitors. However, these declines were partially offset by new business in 2002 such as the Comdex and International Manufacturing Technology shows, and positive show rotation related to the ConExpo/ConAg and International Woodworking shows, as these events do not occur every year.

      Segment operating income was $42.8 million for 2002, up 37.9 percent from $31.0 million in 2001. Operating margins increased to 8.0 percent in 2002 from 5.8 percent in 2001. Operating income improvements during 2002 primarily reflect improved margins and lower costs as the benefit of previous restructuring activities had largely been realized.

      Exhibitgroup. Revenues for Exhibitgroup were $252.4 million for 2002, down 27.1 percent from $346.4 million in 2001. Segment operating loss was $2.6 million for 2002 compared to operating income of $3.3 million in 2001. Revenues were negatively impacted by further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than placing new orders. Segment operating income performance was poor during 2002 primarily due to the decline in revenues, excess manufacturing capacity, and certain process inefficiencies.

      Travel and Recreation Services. Revenues for the Travel and Recreation Services segment were $58.3 million for 2002, down 5.2 percent from $61.5 million in 2001. Segment operating income was $14.2 million for 2002 compared to $14.7 million in 2001. Operating margins increased to 24.5 percent in 2002 from 23.9 percent in 2001. The revenue decrease resulted primarily from a continued decline in the world travel market. Despite declines in tourism and the soft economy, these businesses generated increased operating margins.

      Corporate Activities. Corporate activities expense for 2002 increased to $14.2 million from $13.6 million in 2001. The increase was largely due to higher insurance premiums and employee benefit costs in 2002.

      Interest Expense. Interest expense decreased to $4.1 million in 2002 from $5.6 million in 2001 as a result of declining average outstanding debt balances and average interest rates throughout the year.

      Income Taxes. The effective tax rate was 54.0 percent for 2002 compared to a tax benefit of 33.5 percent for 2001. The higher than normal effective income tax rate for 2002 was due to higher state income tax expense associated with adjustments for potentially unrealizable future benefits of state net operating losses. The tax benefit in 2001 was predominantly due to the restructuring charges and other items recorded during the year.

Liquidity and Capital Resources

      At March 31, 2004, New Viad had cash and cash equivalents of $86.1 million compared to $61.3 million at December 31, 2003. New Viad’s total debt was $19.3 million at March 31, 2004 compared to $50.1 million at December 31, 2003.

      Long-term debt includes debt allocated or directly attributable to New Viad. Included in New Viad’s financial statements is an allocated portion of Viad Corp’s historical debt balances. For the purpose of preparing New Viad’s financial statements, the historical allocation of debt was based on the prorated level of debt estimated to be assumed by New Viad at the time of the spin-off. The total debt balance of $19.3 million at March 31, 2004 represents debt obligations directly attributable to New Viad’s operations. Of the total debt balance of $50.1 million at December 31, 2003, $20.1 million represents debt obligations directly attributable to New Viad’s operations and $30.0 million represents allocated general corporate debt of Viad.

      In connection with the spin-off transaction, Viad will repay its commercial paper of approximately $170.0 million and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. In June 2004, Viad repurchased a substantial majority of its outstanding subordinated debentures and medium-term notes for an aggregate amount of $52.6 million (which includes a tender premium). In April 2004, Viad paid $9.0 million to retire certain industrial revenue bonds for which it was responsible. At the time of the spin-off, New Viad will assume Viad Corp’s remaining outstanding subordinated debentures and medium-term notes, for an aggregate amount of approximately $4.4 million. New Viad is expected to have approximately $24 million of total debt outstanding representing previously existing debt allocated to New Viad pursuant to the spin-off agreements. New Viad is negotiating and intends to enter into bank credit facilities for general corporate purposes and to support letters of credit providing availability of at least $100 million. Management expects that the term of these facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio. However, any such revolving credit facility would not become effective until immediately after the spin-off and there can be no assurance that New Viad will be able to enter into credit facilities on terms acceptable to New Viad. Consummation of the spin-off is conditioned upon New Viad entering into satisfactory credit arrangements. See “Financing Arrangements of New Viad” for status of credit facility negotiations.

      Capital expenditures for the three months ended March 31, 2004 totaled $3.9 million as compared to $1.9 million in the first quarter 2003. Capital expenditures were $15.5 million, $13.4 million and $17.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. These expenditures primarily relate to certain leasehold improvements, information systems and related costs, and manufacturing and other equipment related to GES and Exhibitgroup.

      The following table presents New Viad’s contractual obligations at March 31, 2004:

		Payments due by period

		Less than			After
	Total	1 Year	2-3 Years	4-5 Years	5 Years

	(in thousands)
Long-term debt	$13,435	$500	$1,000	$1,000	$10,935
Capital lease obligations	5,839	829	1,238	784	2,988
Operating leases	130,017	23,418	37,332	26,996	42,271

Total contractual cash obligations(1)	$149,291	$24,747	$39,570	$28,780	$56,194

(1)	At March 31, 2004, New Viad’s noncancelable purchase obligations were not significant, and were therefore excluded from the above table.

      In December 2002, GES began occupying and commenced lease payments on a newly constructed facility in Las Vegas, Nevada. The leased property provides GES with approximately 882,000 square feet of combined warehouse, manufacturing and office space. The original lease term is 12 years and the aggregate base rental payments over the lease term are approximately $60 million. The lease was accounted for as an operating lease, and as such, is not included on New Viad’s combined balance sheets. At March 31, 2004, approximately $54 million of the remaining aggregate base rental payments remain and are included under the caption “Operating leases” in the above table.

      At March 31, 2004, Viad had certain guarantees to third parties on behalf of its subsidiaries. The fair value of these guarantees are not subject to liability recognition in the combined financial statements pursuant to Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). These parent-subsidiary guarantees primarily relate to leased facilities (included in operating leases in the table above) entered into by New Viad’s subsidiary operations and expire through January 2015. New Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that New Viad would be required to make under all guarantees existing at March 31, 2004 is $35.3 million. There are no recourse provisions that would enable New Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby New Viad could recover payments.

      New Viad has certain unfunded pension and other postretirement benefit plans that require benefit payments over extended periods of time. In 2004, New Viad expects to contribute $500,000 and $2.6 million to its unfunded pension plans and other postretirement benefit plans, respectively, to cover such benefit payments.

      New Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions New Viad has or had operations and is subject to certain international agreements. As is the case with many companies, New Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although New Viad is a party to certain environmental disputes, New Viad believes that any liabilities resulting from these disputes, after taking into consideration amounts already provided for, exclusive of any potential insurance recovery, have been properly reserved for; however, environmental settlements could result in future cash outlays.

Off-Balance-Sheet Arrangements

      As of March 31, 2004, New Viad did not have any “Off-Balance-Sheet” arrangements that could materially affect liquidity or require the use of capital resources.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the combined financial statements. The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of a company’s financial position and results of operations, and that require a company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this criteria, Viad has identified and discussed with its audit committee the following critical accounting policies and estimates pertaining to New Viad, and the methodology and disclosures related to those estimates:

      Goodwill — SFAS No. 142 requires annual impairment testing of goodwill based on the estimated fair value of New Viad’s reporting units. The fair value of New Viad’s reporting units is estimated based on discounted expected future cash flows using a weighted average cost of capital rate. Additionally, an assumed terminal value is used to project future cash flows beyond base years. The estimates and assumptions regarding expected cash flows, terminal values and the discount rate require considerable judgment and are based on historical experience, financial forecasts, and industry trends and conditions.

      During 2002, Viad recorded a transitional goodwill impairment loss of $40.0 million ($37.7 million after-tax) related to Exhibitgroup. Subsequent to the initial adoption of SFAS No. 142, annual impairment tests were performed in 2003 and 2002 resulting in no additional impairment. However, a decline in the expected cash flows or the estimated terminal value in the future could lead to additional goodwill impairment losses. Similarly, an increase in the discount rate (weighted average cost of capital) could also result in additional goodwill impairment.

      Insurance liabilities — New Viad is self-insured up to certain limits for workers’ compensation, automobile, product and general liability, property loss and medical claims. New Viad has also retained and provided for certain insurance liabilities in conjunction with the sales of businesses totaling $12.4 million at March 31, 2004. Of this total, $9.4 million related to workers compensation liabilities and the remaining $3.0 million related to general liability claims. Provisions for losses for claims incurred, including estimated claims incurred but not yet reported, are made based on New Viad’s prior historical experience, claims frequency and other factors. New Viad has purchased insurance for amounts in excess of the self-insured levels. The self-insured retention levels generally range from $200,000 to $500,000 on a per claim basis. A change in the assumptions used could result in an adjustment to recorded liabilities. New Viad does not maintain a self-insured retention pool fund as claims are paid from current cash resources at the time of settlement. New Viad’s total cash payments in connection with these insurance liabilities were approximately $1.7 million and $1.3 million for the three months ended March 31, 2004 and 2003, respectively, and $5.0 million and $6.4 million for the years end December 31, 2003 and 2002, respectively.

      Postretirement benefits other than pensions — New Viad and certain of its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for certain eligible employees, retirees and dependents. The related postretirement benefit liabilities are recognized over the period that services are provided by employees. In addition, New Viad retained the obligations for these benefits for retirees of certain sold businesses. While the plans have no funding requirements, New Viad may fund the plans.

      The assumed health care cost trend rate used in measuring both the 2003 and 2002 accumulated postretirement benefit obligation was ten percent in the year 2003, declining one percent each year to the ultimate rate of five percent by the year 2008 and remaining at that level thereafter.

      A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation at December 31, 2003 by approximately $4.7 million and the ongoing annual expense by approximately $454,000. A one-percentage-point decrease in the assumed health care cost trend rate for each year would decrease the accumulated postretirement benefit obligation at December 31, 2003 by approximately $4.1 million and the ongoing annual expense by approximately $387,000. See “Recent Accounting Pronouncements” below for a discussion of FASB Staff Position (“FSP”) FAS 106-1 related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which may impact New Viad’s accounting for postretirement benefits.

      Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

	2003	2002

Discount rate	6.25%	6.75%

      Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2003	2002

Discount rate	6.75%	7.25%
Expected return on plan assets	3.75%	3.75%

      Stock-based compensation — As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” New Viad uses the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans. Accordingly, New Viad does not use the fair value method to value stock options in accordance with SFAS No. 123. See Notes to combined financial statements for the pro forma impact of stock-based awards using the fair value method of accounting.

      Restructuring charges and other items — As a component of the 2002 restructuring charge of $20.5 million, an accrued liability related to facility closure and lease termination costs of $12.8 million, net of estimated sublease income, was recorded at December 31, 2002. These costs were accounted for pursuant to EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under EITF Issue No. 94-3, these costs were considered to have no future economic benefit, and were therefore recorded at the time that Viad management approved and committed to the restructuring plan in the fourth quarter of 2002. The recorded amounts were based on the contractual obligations contained in the leases (net of estimated sublease income) and estimates of incremental costs incurred as a direct result of the restructuring plan.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 was effective for exit or disposal activities that are initiated after December 31, 2002. Under SFAS No. 146, a liability for the costs associated with an exit or disposal activity is recognized and measured initially at its fair value in the period in which the liability is incurred. The liability would subsequently be adjusted for revisions related to the timing and amount of estimated cash flows and accretion expense, if applicable. If New Viad had elected to early adopt the provisions of SFAS No. 146, the majority of the $12.8 million charge related to facility closure and lease termination costs would have been recorded based on the fair value of the liability at the time New Viad ceased using the related leased facilities and determined using a present value technique. The remaining portion of the $12.8 million liability would have been recorded at fair value at the time the liability was incurred (when services associated with the activity were received). If New Viad had elected to apply the accounting method under SFAS No. 146, the aggregate charge of $12.8 million discussed above would not have been recorded in the fourth quarter of 2002, rather, the fair value of these liabilities, estimated to be $10.9 million, would have been initially recorded in 2003 based on the restructuring plan. Furthermore, accretion expense associated with the lease termination liability would be recognized in future periods over the remaining term of the related lease agreements. The application of SFAS No. 146 would not have changed the method of accounting for other components of the 2002 restructuring charge including severance and other benefits of $2.9 million, asset impairments of $4.1 million and other charges of $650,000.

Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” effective for Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. New Viad’s convention and event services businesses derive revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Exhibit design and construction revenue is generally accounted for using the completed contract method as contracts are typically completed within three months of contract signing. The adoption of EITF Issue No. 00-21 did not have a material impact on New Viad’s financial position or results of operations.

      In November 2002, the FASB issued FIN 45. This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. New Viad’s guarantees principally relate to a parent’s guarantee of a subsidiary’s debt to a third party, and would therefore, be excluded from liability recognition at inception. The required disclosures pursuant to FIN 45 are included in the notes to combined financial statements. The adoption of FIN 45 did not have a material affect on New Viad’s financial position or results of operations.

      In December 2003, the FASB issued a revised version of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised statement, which does not change the methodology underlying the measurement of obligations or calculation of expense associated with pension and other postretirement benefit plans, makes several significant changes to the required disclosures about such plans to provide more information about plan assets, obligations, benefit payments, contributions and net benefit costs. The majority of the additional disclosures are required for financial statements with fiscal years ending after December 15, 2003. The required disclosures pursuant to SFAS No. 132 are included in the notes to the combined financial statements.

      In January 2004, the FASB issued FSP FAS 106-1 on the accounting for the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) enacted into law on December 8, 2003. New Viad anticipates that the prescription drug benefit it pays for Medicare-eligible retirees beginning in 2006 will be lower as a result of the Act. Although SFAS No. 106, “Employers’ Accounting For Postretirement Benefits Other Than Pensions” requires that recently enacted changes in the law that take effect in future periods be considered in current period liability determination, FSP FAS 106-1 permits the deferral of recognition of the effects of the Act until further authoritative guidance is issued. New Viad has elected to defer recognizing the effects of the Act until final authoritative guidance is issued. As a result, the combined financial statements do not include the effects of the Act and the impact on New Viad’s financial position and results of operations cannot presently be determined.

Quantitative and Qualitative Disclosures About Market Risk

      New Viad’s market risk exposures relate to fluctuations in interest rates, foreign exchange rates and certain commodity prices. Interest rate risk is the risk that changing interest rates will adversely affect the market value and earnings of New Viad. Foreign exchange risk is the risk that fluctuating exchange rates will adversely affect earnings. Commodity risk is the risk that changing prices will adversely affect earnings.

      New Viad is exposed to short-term interest rate risk on certain of its debt obligations. New Viad currently does not use derivative financial instruments to hedge cash flows for such obligations.

      New Viad is exposed to foreign exchange risk as it has certain transactions, receivables and payables denominated in foreign currencies. New Viad utilizes forward contracts to reduce the impact on earnings due to its exposure to fluctuations in foreign exchange rates. The effect of changes in foreign exchange rates, net of the effect of the related forward contracts, is not significant to earnings.

      One of New Viad’s travel and recreation subsidiaries has certain exposure to changing fuel prices. Periodically, the subsidiary enters into futures contracts with an oil company to purchase two types of fuel and specifies the monthly total volume, by fuel product, to be purchased over the agreed upon term of the contract, which is generally no longer than one year. The main objective of New Viad’s risk policy is to reduce transaction exposure in order to mitigate the cash flow risk and protect profit margins.

BUSINESS OF NEW VIAD

      Following the completion of the spin-off, Viad will continue to provide high-quality services that address the needs of trade show organizers and exhibitors, as well as travel and recreation services in the United States and Canada. Our business will be operated through three segments:

•	GES — GES provides various convention and trade show services throughout North America, such as freight handling, transportation, installation, dismantling and management services to trade associations, trade show management companies and exhibitors. GES also provides certain exhibit design and construction services;

•	Exhibitgroup — Exhibitgroup specializes in the large-to-small scale design, construction, installation and warehousing of convention and trade show exhibits and displays, primarily for corporate customers in North America, and to a lesser extent in Europe. Exhibitgroup also provides various trade show services to its corporate customers; and

•	Travel and Recreation Services — Brewster and Glacier Park provide tour and charter operations for tourism in the Canadian Rockies, and operate historic lodges and food services in certain national parks in North America.

      GES is a leading provider of a diverse array of services in connection with the effective planning, design and execution of a convention, trade show or special event. The core customers of GES are trade show organizers and exhibitors at the trade shows of these organizers, which are required by the organizer to use GES to provide certain services. GES also provides services to exhibitors on an elective basis. GES provides services at an estimated 2,000 trade shows and events annually and produces some of the most visible and influential events in the trade show industry. GES’s primary services include trade show layout and design, logistics planning and show execution. GES was the primary service provider for five of the top ten trade shows (based on square footage) in North America in 2003, and during 2000 through 2003, GES was the primary service provider for approximately a third of the top 200 trade shows (based on square footage) in North America.

      Exhibitgroup is one of the largest and most experienced exhibit designers and fabricators in the world, with an over 60-year operating history of providing custom exhibit design and construction and related services to large companies. Exhibitgroup is also a highly-specialized exhibit program manager, working closely with its core client base of Fortune 1000 and large private company clients with one-stop trade show management and production of an entire exhibit campaign over a series of trade shows or events. Exhibitgroup’s core competencies include three-dimensional design, custom construction, exhibitor show program management, installation and dismantle services and innovative technology. Exhibitgroup has won over 50 design awards since 1997, including 28 prestigious “Best of Show” awards for exhibits that its clients have presented at particular trade shows.

      Brewster provides a variety of tourism services in the Rocky Mountains of southern Alberta, Canada, including two world-class attractions, the Banff Gondola and the Columbia Icefield, as well as “snocoach” tours, motorcoach services, charter and sightseeing services, hotel operations and travel agencies in Alberta, Canada. Brewster’s services also include package tour operations for destinations in Canada.

      Glacier Park is the largest concessionaire in Glacier National Park in Montana. Glacier Park operates, among other things, four historic lodges and three motor inns in and around Glacier National Park and Waterton Lakes National Park in southern Alberta, Canada.

      The following table sets forth revenue and segment operating income for the three months ended March 31, 2004 and year ended December 31, 2003.

	Three months ended				Year ended
	March 31, 2004				December 31, 2003

			Operating				Operating
(in millions)	Revenues	%	Income	%	Revenues	%	Income	%

GES	$163.6	78.8%	$20.5	126.9%	$498.7	64.7%	$40.2	78.5%
Exhibitgroup	40.1	19.3%	(3.0)	(18.7)%	218.6	28.4%	1.0	2.0%
Travel and Recreation Services	3.9	1.9%	(1.3)	(8.2)%	53.2	6.9%	10.0	19.5%

Totals	$207.6	100.0%	$16.2	100.0%	$770.5	100.0%	$51.2	100.0%

Competitive Advantages

      We believe that a number of competitive advantages distinguish us from competitors in our various businesses, including:

•	Leading Market Position. Each of GES and Exhibitgroup occupy a leading position in its industry. We believe that these leadership positions are largely due to strong, experienced and talented personnel, equipment resources, innovative technology and process improvement. These capabilities allow GES and Exhibitgroup to provide what we believe to be top quality products and services at competitive rates and be recognized as world-class providers in their respective marketplaces.

•	Ability to Offer an Integrated Suite of Service Offerings. The distinct yet synergistic services provided by GES and Exhibitgroup allow us to service virtually all needs of exhibit and trade show customers. Exhibitgroup provides one-stop shopping for exhibit program clients, providing all exhibit-related services required in the context of a client’s overall marketing strategy. GES is similarly positioned to address all the needs of the trade show customer, from the planning stages to all aspects of execution of a successful trade show.

•	Strong Customer Relationships. GES and Exhibitgroup pride themselves on their level of customer service, which has allowed them to develop long-standing relationships with a wide range of customers in various industries and has resulted in a high percentage of contract renewals. Our highly skilled and experienced team of sales, design and service professionals works hard to understand and bring to life the goals of both long-standing and new design clients and trade show customers.

•	Well-Positioned in Major Trade Show Markets. GES and Exhibitgroup have a well-established presence in North America’s most active convention and event services markets, as well as production facilities and warehouses in strategic locations throughout North America. This broad geographic presence allows GES and Exhibitgroup to efficiently and simultaneously service customers throughout the United States. Exhibitgroup also has a strong presence outside North America, with European operations and strategic global alliances that distinguish Exhibitgroup from its competitors around the world. In addition, GES is the leading participant in the Las Vegas trade show market, which is the premier venue for national trade shows. GES is headquartered and has extensive facilities in Las Vegas, Nevada.

•	Technology Leadership. We believe that both Exhibitgroup and GES are industry leaders and innovators in technologies used to address customers’ needs. From design software to logistics and construction technologies, Exhibitgroup and GES’s technologies are often benchmarks in their respective industries.

•	Operations in Internationally Recognized Travel and Recreation Sites. We believe that Glacier National Park and the Canadian Rockies are internationally recognized as vacation destinations. Glacier National Park is regarded as one of the “jewels” of the National Park system. The Columbia Icefield and the Canadian Rockies in general are also internationally recognized for their spectacular landscapes and unique tourism opportunities.

Growth Strategies

      Our strategy is to enhance our leadership role in our key markets. To achieve this goal, we have several key business strategies:

•	Maximizing Revenue Opportunities Through Enhanced Service Offerings and Geographic Expansion. GES intends to drive revenue growth by increasing sales of elective exhibitor services through the Exhibitor Value Program. GES and Exhibitgroup intend to expand their presence in high-growth geographic areas and industries for which trade shows and events are an important marketing tool. Exhibitgroup intends to increase its international revenue by expanding its network of global strategic alliances that allow it to service clients worldwide.

•	Leveraging the Relationship between GES and Exhibitgroup. Although GES and Exhibitgroup are distinct businesses, we plan to leverage the core competencies of each to provide customers with additional value, including capitalizing on the growth in corporate specialty events by offering integrated services from GES and Exhibitgroup to the large companies that sponsor these events. We plan to optimize the unique talents of these businesses, with Exhibitgroup designing the event theme and exhibits and GES providing general contractor services to produce the corporate event. For example, in the 2003 Ford Centennial Celebration, Exhibitgroup provided its design expertise to bring the event theme to life and to design specific exhibits and GES acted as the general services contractor to stage the event.

•	Increasing Efficiencies. To increase value to customers and stockholders, we intend to continue centralizing operations. During 2003, Exhibitgroup consolidated production facilities and certain accounting and finance functions, and strategically relocated sales and design offices. GES has developed, and continues to train its staff in, best practice processes for all key elements of show execution, including labor planning, equipment distribution, product delivery and freight management. The end result of these best practices is higher service levels to the trade show organizers and exhibitors and more effective cost controls.

•	Making Selective Investments and Focused Acquisitions. We intend to make selective investments in projects, including technology, and to make acquisitions that we believe will improve financial returns, enhance our range of capabilities and improve client service levels. We plan to refine our planning, inventory management and billing systems, as well as the internal systems that support our operations.

Trade Show Industry Background and Outlook

      We believe the trade show industry to be an approximately $16 billion industry in North America (measured only by exhibit space sales, general service contracting, exhibit design and construction, audio/visual production, registration fees and promotions). Lasting from a day to weeks, trade shows provide manufacturers, suppliers and sellers a forum to display their products and services to potential buyers such as distributors, retailers and end-users. Trade shows generally are centered around a specific industry or topic, such as machine tools and plastics, furniture, consumer electronics, fashion, travel, automobiles or health care. A trade show draws significant numbers of exhibiting companies, or exhibitors, and attendees interested in buying products and services or learning more about products and services or about manufacturers and suppliers in their specific field.

      Trade shows are also diverse as to venues, size, cities and industries. Currently, the largest percentage of trade shows (approximately 20 percent) are for the medical and health care industry and the next largest percent of trade shows (approximately 18 percent) are for travel, entertainment, art and consumer services industries. The most popular venues for trade shows are exhibition/convention centers, which offer large square footage and convenient space. Almost 40 percent of trade shows are held in exhibition/convention centers. Another 40 percent of trade shows are held in hotels and their convention space. The remaining trade shows are held in conference centers, seminar facilities and other locations. The size of a trade show can range from over one million square feet to as little as 3,000 square feet. The most active cities in North America in 2003 for the 200 largest trade shows based on net square footage were Las Vegas (approximately 27.4 percent), Chicago (approximately 14.3 percent), Orlando (approximately 8.4 percent), New York (approximately 6.6 percent), Louisville (approximately 6.5 percent) Atlanta (approximately 5.6 percent), Anaheim (approximately 4.5 percent), Los Angeles

(approximately 3.4 percent), San Francisco (approximately 3.1 percent), and New Orleans (approximately 2.9 percent).

      Within the trade show industry, GES’s key business is the “general service contractor and exhibitor services” market, which we believe generates approximately $2.1 billion in revenue annually in North America. A general service contractor and exhibitor services provider typically offers a wide range of services, ranging from planning to design to show installation and dismantle.

      Exhibitgroup focuses primarily on the exhibit design and construction business, which is part of the more general trade show industry, involving the design, manufacture and maintenance of exhibits and displays, primarily for use in trade shows. Companies that engage in exhibit design and construction work with clients to design and build an exhibit that embodies the client’s marketing theme for use in one or a series of trade shows.

      As is true with the trade show industry in general, the exhibit design and construction business is highly dependent on the availability of corporate marketing and publicity dollars. Thus, in the wake of the recent economic downturn, the exhibit design and construction market in North America decreased from approximately $2.6 billion in 2000 to approximately $1.4 billion in 2003 due to a decline in marketing expenditures by corporations. This decrease was due in large part to budget and spending reductions, which caused many exhibitors to reuse or refurbish existing exhibits rather than place new orders.

      The trade show industry experienced steady growth from 1972 to 2000, but the industry suffered after the September 11, 2001 terrorist attacks and during the ensuing economic downturn.

GES

      GES is one of North America’s leading suppliers of convention and event services to trade associations and other show organizers, trade show management companies and exhibitors. With a focus on assisting customers in all aspects of the preparation, installation and dismantling of a convention, trade show or special event, GES services some of the most visible and influential events in the trade show industry. GES provides services annually for over 250,000 exhibitor customers, an estimated 2,000 trade shows and hundreds of events and projects across the United States. GES’s recent projects include the MAGIC show (offering the fashion industry 820,000 square feet of exhibit space for men’s apparel, footwear, and accessories), the Consumer Electronics Show (attended by 84,000 attendees and offering more than 1.2 million square feet of consumer electronics) and the International Manufacturing Technology Show (providing over 1.0 million square feet of exhibit space for manufacturing technology and tools). GES also handles high-profile corporate events, such as the 2003 Ford Centennial Celebration, which was held at the headquarters campus of Ford Motor Company and involved over 225,000 visitors.

      GES provides convention services through a network of offices in North America’s most active and popular trade show service markets. GES has full service operations in 16 U.S. cities and seven Canadian cities.

Services

      GES is a full-service provider to the trade show industry, designing, planning, producing, installing, dismantling and managing every aspect of a trade show regardless of its size. GES’s core customers are trade show organizers. Under its agreements with trade show organizers, GES will provide services to the trade show organizer itself and the trade show organizer will agree that GES will be the exclusive provider of certain services to all exhibitors attending the trade show. The services that GES provides to trade show organizers generally help the organizer present a complete concept for the show, while the exclusive exhibitor services, which may vary from venue to venue, serve to integrate all exhibitors into that concept. In addition, when GES has an agreement with a trade show organizer, it seeks to sell elective services to the exhibitors that attend the trade show, in addition to the exclusive services.

      The chart below summarizes the range of services generally provided by GES to trade show organizers and individual exhibitors.

General Services Contractor

Exclusive Services	Elective Services

Trade Show Organizer	Exhibitors

• Show Planning & Production • Concept Design • Layout & Floor Plan Designs • Furnishings & Decorating • Carpet • Signage • Logistics & Shipping Organizer’s Materials	• Material Handling • Electrical • Plumbing • Lighting • Cleaning • Overhead Rigging	• Program Management
• On-Site Coordination
• Graphics
• Exhibit Rental and Other
Exhibit Packages
• Installation & Dismantle
of Exhibits
• Storage and Refurbishing of Exhibits
• Logistics & Shipping
• Upgraded Carpets
• Furnishings
• Signage

      The following is a general description of the “exclusive” services listed above. As a general services contractor, GES typically provides these services to trade show organizers and exhibitors on an exclusive basis, unless the convention facility where the trade show is held specifies otherwise.

•	General management: GES’s management services cover all aspects of the planning and staging of a trade show, including overall pre-planning services, such as developing the trade show budget, account management, creating directional signage to ease traffic flow, and providing a precise and accurate production floor plan for the trade show to assist in understanding location and orientation both inside and outside the convention facility.

•	Concept Design: GES’s designers collaborate with the trade show organizer on concept and theme development for a trade show or event. For the trade show floors and entranceways, GES provides custom-created areas such as bookstores, international lounges, hospitality and registration areas and pavilions. In addition, GES provides installation of carpet in a variety of colors, styles and sizes, from standard booth and aisle carpet to custom cuts and designs.

•	Graphics and design: GES provides the trade show organizer with in-house, experienced designers and graphic artists who use a full range of techniques and mediums to create the show organizer’s signage, graphics and three-dimensional designs, from hand-rendered murals to digitally produced, photo-realistic images.

•	Transportation, logistics and material handling services: GES provides turnkey transportation and logistics services to ensure that all trade show materials arrive at the trade show safely and on time and are properly returned after the trade show. GES provides competitively-priced shipping options on a global basis, including van lines, air freight and small package services, and oversees the transportation of exhibit materials to and from the trade show. GES also offers material handling services, including handling and delivery of packages from the show docks to the exhibitor booths and back to the show docks after the trade show ends.

•	Furnishings and Decorating: GES has an extensive inventory of items for use in the general layout of the trade show, including chairs, tables, desks and waste receptacles and also provides drapery in many colors and styles.

•	Rigging: GES has extensive rigging experience, from installing overhead signage and trusses for lighting and special lighting effects to building outside rigging exhibits.

•	Electrical, lighting and plumbing distribution: GES, through its Trade Show Electrical (TSE) division, maintains a large inventory of temporary electrical equipment and installs and removes more electrical services on a daily basis than any other temporary electrical contractor in North America. TSE provides technical design and installation capabilities for electrical and plumbing requirements, as well as power supply systems and electrical rigging for lighting, audio visual, and special effects.

      Elective services, which GES sells directly to exhibitors through a variety of methods and that, in addition to the exclusive services that are described above, include:

•	Program management and on-site coordination for exhibitors: If a customer plans to reproduce an exhibit at a number of different trade shows in a given time period, GES provides a full range of services to coordinate the exhibitor’s entire trade show program. This includes general management, planning, transportation, on-site coordination and storage.

•	Furnishing, carpeting and signage: GES can make available to exhibitors a wide range of products to improve the appearance and effectiveness of an exhibit, including signage, furnishings and upgraded carpeting.

•	Logistics and shipping services: GES offers to exhibitors the same turnkey transportation and logistics services outlined above for the efficient handling and transportation of exhibits to and from the trade show.

•	Installation and dismantling: GES sets up, maintains and dismantles exhibits, and packs materials and exhibits for an exhibitor’s next trade show.

•	Rental exhibits and other exhibit packages: GES offers exhibitors an extensive inventory of rental packages, including portable rental booths and rental modular exhibits, all of which can be customized based on the exhibitor’s budget and requirements. GES’s ExhibitSelectsm system provides exhibitors with a selection of turnkey rental exhibit options and accessory packages. GES also provides custom rental exhibits for customers with more detailed rental exhibit needs.

•	Storage and refurbishing of exhibits: GES warehouses and manages all of the key elements in an exhibit so that the customer may maintain and refurbish all the elements of the show environment for future trade shows.

      When GES is the general services contractor, GES prepares and sends an “Exhibitor Kit” to each exhibitor in advance of the trade show, either through the mail or by GES’s internet-based GES Online. The Exhibitor Kit contains detailed descriptions of the exclusive and elective services offered by GES and order forms for those services. When GES is not the general services contractor, GES competes with the general services contractor to provide to exhibitors the elective services described above.

      In 2002, GES implemented the Exhibitor Value Program, which is intended to improve service and add value to the customer through consultation and elective services offerings. The Exhibitor Value Program focuses on marketing turnkey solutions to exhibitors through telephone sales efforts (both up-selling to inbound exhibitor calls and outbound sales calls) and marketing and sales generation from exhibitor kits and GES’s internet ordering system. Through the Exhibitor Value Program, GES provides a comprehensive service approach designed to enhance return on objectives for exhibitors and ensure a more positive experience and productive trade show. Integrating technology and personal services, the Exhibitor Value Program provides proactive advice and guidance to exhibitors during the complex trade show process as well as integrated exhibitor support, all of which result in a better overall exhibiting experience and increased awareness of GES’s products and services.

      In addition to the exclusive and elective services that GES offers in the context of a trade show, GES also offers expertise in corporate event services, which represents a growing market for GES. Corporate events include user week conferences, value-added reseller conferences, sales meetings and new product or service launches. For corporate event customers, GES provides an array of planning, logistics and production services similar to the services described above and offered in the context of a trade show.

      To ensure high-quality services for its customers, GES has pioneered many services and technologies that it believes have become benchmarks for the trade show industry. These include:

•	GES Online, an online ordering system, which enables exhibitors to order elective goods and services directly through the internet, 24 hours a day, seven days a week;

•	WAM! The Wireless Ambassadorsm, which enables GES’s exhibitor services executives to place exhibitor orders directly and instantaneously from the show floor using hand-held computers;

•	Freight receiving technology, allowing for the efficient movement of exhibitor materials and booth displays and the coordination of key resources, which are critical elements of trade show execution. GES’s two primary freight receiving technologies, Small Package System and Automated Marshalling and Door Link, allow GES to simultaneously provide efficient movement of freight and critical information to exhibitors. Small Package System allows GES to accurately and efficiently receive, track and distribute all small packages shipped to the trade show site. Upon delivery to the trade show site, small packages are scanned to acknowledge receipt, then scanned upon delivery to the booth. At any time, GES is able to track information for exhibitors and estimate delivery times. Automated Marshalling and Door Link provides an efficient, real-time and accurate method to monitor the status of all trucks hauling freight, and then coordinate the movement of the trucks from the marshalling yard to the freight unloading docks at the trade show site.; and

•	The GES National Servicentersm, a centralized service center to coordinate all pre-show and post-show communications with exhibitors across North America. This system has integrated many of the back office and show close functions into one central location, including exhibitor order processing, pre-show and post-show inquiries, invoicing and collections. The GES National Servicentersm answers service questions, allows exhibitors to place orders before the trade show and place last minute orders during the trade show, and provides general information about the trade show and related information about the city venue. In addition, unless the trade show organizer indicates a different preference, the GES National Servicentersm sends to each exhibitor a single, complete invoice for all the services ordered by the exhibitor for a particular trade show.

Customers, Sales and Marketing

      GES has a broad customer base, consisting largely of trade show organizers, exhibitors, convention centers and other venues, and companies that subcontract business to GES. Each of GES’s customers, individually, represented less than ten percent of GES’s revenues in 2003.

      Trade show organizers are themselves a diverse group, consisting of, among others, trade associations, portfolio owners (for-profit companies that own multiple trade shows), show management companies (for-profit companies that manage trade shows for associations) and corporations that host an event to promote products, services or a business.

      GES’s customers also include trade show venues, including convention centers, hotels, conference centers, and other facilities. These venue customers contract with GES to provide electrical, plumbing, cleaning and other trade show-related services. For some venue customers, GES is the exclusive services provider for the services and for other venue customers, GES is one of many vendors providing these services.

      GES’s corporate events customers are Fortune 1000 companies and large private companies that host their own event to supplement their participation in an industry trade show with their competitors.

      GES provides a complete range of services through a network of offices in North America’s most active trade show service markets. GES has full service operations in 16 U.S. cities and seven Canadian cities. To meet the service complexities of the industry, GES maintains all core services in each of these city offices. With its hub-and-spoke production system, GES services over 50 trade show city markets. Through its North American network, GES manages its inventories and resources to maximize capabilities provided to customers.

      GES markets its services in North America through a direct sales force of experienced sales executives. GES has developed a comprehensive multi-level network of personnel devoted to sales to trade show organizers and exhibitors. GES’s contracts with trade show organizers vary as to the length of the term and as to the scope of services that GES provides, and it is not unusual for such a contract to cover multiple trade shows across a number of years and in various venues.

Competition

      GES’s main competitors are The Freeman Companies and Champion Exposition Services. Other smaller market participants with which GES occasionally competes are George E. Fern Company, Brede Exposition Service and Shepard Convention Services, as well as local and regional companies that vary in size by city market.

      Almost all of GES’s competitors are privately-held companies; thus, limited information about these companies is available. Based on GES’s internal estimates, GES and The Freeman Companies have a combined share of over 60 percent of the convention and event services market, and Champion Exposition Services controls substantially less of the market (approximately ten percent). The remaining portion of the market is highly fragmented, with smaller companies individually controlling less than two percent of the market.

Exhibitgroup

      Exhibitgroup is one of the largest and oldest exhibit designers and fabricators in the world, with over 60 years of experience in the exhibit industry. It is a highly specialized exhibit program manager that is focused on providing integrated exhibit services primarily for Fortune 1000 clients. Exhibitgroup’s core product is a custom exhibit, which is designed from concept using state-of-the-art computer rendering programs. In addition, Exhibitgroup works closely with clients to produce an entire exhibit campaign, bringing a marketing theme to life through the creation of the exhibit and providing the ancillary services, such as installation, dismantling and logistics, necessary for an effective and smoothly run exhibit program.

      Exhibitgroup’s experienced designers, global network of facilities and strategic alliances and innovative technology make Exhibitgroup a leader in its industry. Exhibitgroup has won over 50 design awards since 1997, including 28 prestigious “Best of Show” awards. These awards signify that, either in specific categories or on a general basis, a particular exhibit was chosen as the best at the trade show by a panel of judges or show attendees.

Services

      Exhibitgroup is a one stop shop for a client’s exhibit program. It offers exhibit design and construction and exhibit program management services for clients in varied industries that participate in trade shows, corporate and specialty events, road shows or other forms of face-to-face marketing.

      Exhibitgroup’s primary line of business is custom exhibit design and construction. Exhibitgroup’s core product is a custom exhibit, designed from concept using state-of-the-art computer rendering programs. A team of experienced designers works closely with the client to create exhibits and designs that effectively communicate the client’s marketing message. A custom exhibit is likely to be constructed from wood, but may also employ unique metal, plastic and fabric components.

      Exhibitgroup’s exhibits vary in size, cost and complexity according to the client’s needs and budget — from carefully developed product showcases to more elaborate themed environments and interactive exhibits. Exhibitgroup’s design team also has the capacity to blend rental components into a client’s custom exhibit to create the desired marketing statement at a lower cost to the client.

      Exhibitgroup believes that its design team is the largest in the industry. Its design team is networked across the enterprise, enabling the company to match unique talents and experiences with client needs. Exhibitgroup supports its design team with a host of proprietary tools and programs and state-of-the-art design applications.

      Once an exhibit design is finalized, Exhibitgroup’s team of experienced craftsmen in wood, metal, plastic and graphics carefully construct the client’s exhibit, using specialized state-of-the-art computer-controlled equipment to finish and graphically enhance the final product. Exhibitgroup can build varying types of exhibits depending on a client’s budget, goals and portability needs. Some of Exhibitgroup’s exhibits are as large as 40,000 square feet, as high as two stories and may cost up to several million dollars.

      Exhibitgroup believes that its Chicago, Illinois manufacturing facility is the largest dedicated exhibit manufacturing facility in the industry. Exhibitgroup’s major manufacturing facilities employ state-of-the-art manufacturing tools and processes. Examples of exhibits designed and built by Exhibitgroup are provided below:

      Exhibitgroup combines its core services with an ability to provide complete, one-stop shop exhibit program management services — services that meet a client’s long-term marketing needs and ensure the best handling of the client’s exhibit program. Exhibitgroup’s exhibit program services include:

•	Exhibit Program Management: Exhibitgroup provides comprehensive, turnkey and cost effective management for a client’s entire exhibit program. Exhibitgroup’s experts assist clients with all key aspects of pre-planning of the client’s exhibit program, including an analysis of which trade shows to attend. Exhibitgroup will also establish tracking and monitoring mechanisms that allow the client to measure the results of the exhibit program. Exhibitgroup maintains an open environment, supporting the integration of industry-leading third-party technologies and capabilities in the areas of in-show customer research, lead management and retrieval and the development and execution of trade show performance measurement programs. Our ability to capture data regarding acceptance of a particular exhibit program enables exhibitors to adjust the exhibit program and maximize its effectiveness;

•	Logistics Management: Exhibitgroup coordinates the transportation and electronic tracking of exhibit properties as they move across the country to trade shows. It also provides storage of exhibit properties in between trade shows in its network of warehousing facilities, which are strategically located in major trade show cities;

•	Exhibit Maintenance: Exhibitgroup provides full maintenance and refurbishing services for exhibits. Through the logistics management program, exhibits are inspected and customers are notified of exhibits requiring maintenance;

•	Installation and Dismantling: Through ExpoServices, Exhibitgroup’s wholly-owned installation and dismantling division, skilled labor personnel are available 24 hours a day to install and dismantle exhibits and handle last-minute needs once the client is on the floor of a trade show. The installation and dismantle team also works with logistics management to ensure that, after the trade show is finished, the client’s exhibit is properly packaged and sent to its next destination, whether it goes to storage at an Exhibitgroup facility or to another trade show venue;

•	Show Services: Exhibitgroup provides behind-the-scenes, on-site services for its exhibit clients who are attending a particular trade show. This includes preparation of project cost summaries, evaluating and responding to service order forms, coordinating with clients’ on-site suppliers, managing the purchase order process, auditing suppliers’ invoices and making direct payment for third-party invoices. Exhibitgroup also coordinates “in and out” services, such as drayage, electrical and lighting for the exhibit, and all other services that a client may need on the trade show floor, such as furniture rental, booth decoration, audio-visual services, booth cleaning and security;

•	Online Ordering and e-services: Exhibitgroup’s 24-hour online services provide clients with access to critical information such as tracking and scheduling of exhibits and review of preliminary design plans and production status. Exhibitgroup’s online services also allow clients to order additional graphics and exhibits corresponding to their exhibit program; and

•	Marketing Services: As part of a client’s exhibit program, Exhibitgroup’s marketing specialists work with the client to build pre-show anticipation about the exhibit, stage attention-getting live events, create multimedia in-booth productions and organize themed hospitality events for the client’s target audiences.

      Many of Exhibitgroup’s clients attend trade shows in which GES is the general services contractor or at which GES offers elective services. In these instances, an Exhibitgroup client will engage the services of GES for services such as drayage, carpeting, furniture and similar on-site elective services. Because of the complexity of Exhibitgroup’s custom exhibits, Exhibitgroup’s clients are likely to use Exhibitgroup’s internal installation and dismantle service, ExpoServices, rather than the installation and dismantle services offered by GES.

      Through its TL Horton Design division, Exhibitgroup also creates retail merchandising units, such as kiosks, that are generally used in stores and in shopping malls throughout the world. The design of the kiosks varies depending on clients’ budgets and specific needs. All kiosks are designed to draw the attention of potential visitors or customers through a range of alternatives including product displays, entertainment using interactive electronics and information displays. The TL Horton Design division offers clients complete turnkey services related to kiosks, including design, engineering, graphic production, fabrication, warehousing, shipping and on-site installation.

      Exhibitgroup relies heavily on its innovative use of technology and interactive services. Examples of Exhibitgroup’s technology include:

•	proprietary software for the online ordering of packaged displays, exhibits and graphics;

•	an online collaborative project management package that allows a customer to interact with the Exhibitgroup account team on a real-time, online, continuous basis from conception through development of an exhibit; and

•	electronic inventory management services to manage the warehousing, trafficking and tracking of a customer’s exhibit inventories.

      Exhibitgroup also offers other value added services, such as the national leasing program offered by Exhibitgroup, which allows for up to 36 months of third-party lease financing of exhibits. Leasing is particularly attractive to a client who seeks a new exhibit but whose operating budget only allocates sufficient funds for a leased, not a purchased, exhibit. Exhibitgroup believes that it is the only competitor in the exhibit design and construction industry to offer a national leasing program of this nature.

Customers, Sales and Marketing

      Exhibitgroup’s main clients are Fortune 1000 and large private companies participating in trade show marketing or requiring permanent building installations. Exhibitgroup’s clients also include shopping center management companies requiring retail kiosks. Exhibitgroup attracts these target customers by placing advertisements in exhibitor-oriented publications to generate awareness of the company’s brand and capabilities. Exhibitgroup also employs a direct sales force to secure exhibit program sales.

      Exhibitgroup has three dedicated manufacturing centers in the United States and sales and design centers across the United States. Exhibitgroup also has two mixed-use facilities in the United States that are used primarily for storage but that also have manufacturing capabilities. Additionally, Exhibitgroup has a strong international presence, with operations in Canada, the United Kingdom and Germany, and strategic alliances in South America, Europe, South Africa, Russia, Asia and Australia that give Exhibitgroup the ability to service clients worldwide. Exhibitgroup works with, but has no financial interest in, this global network of strategic alliances. Exhibitgroup selects members of its global network of strategic alliances based on location, service quality, services capabilities and offerings and fluency in the English language. Exhibitgroup’s complete network of resources across North America and around the world is unique in the exhibit design and construction industry.

      Exhibitgroup serves clients in virtually any industry. More than 60 percent of Exhibitgroup’s revenue in 2002 was derived from clients in six industry segments: telecommunications, pharmaceuticals, automotive and aerospace, medical/ health care, real estate, and computers and electronics.

Competition

      There are approximately 2,000 companies in the North American exhibit industry, with respect to which limited public information is available. Most are small, privately-held companies competing in the designer/ builder segment of the market. Exhibitgroup’s primary competition comes from these privately-held design and fabrication firms. Its key competitors are The George P. Johnson Company, MC2 and Exhibit Works. Based on internal estimates, Exhibitgroup and George P. Johnson, together, represent approximately 25 percent of the exhibit design and construction market. The remaining portion of the market is highly fragmented, with each individual competitor holding a market share of less than five percent. The top eight market participants, which include Exhibitgroup and the key competitors named above, hold approximately 50 percent of the market, based on internal estimates.

Travel and Recreation Services

      Our travel and recreation business is comprised of two major operations: Brewster and Glacier Park.

Brewster

      Brewster is a major tourism service operator in Western Canada. It is a multifaceted tourism company consisting of seven operating divisions delivering tourism products to visitors of Western Canada. Brewster’s operations include two world-class attractions, motorcoach services, charter and sightseeing services, hotel operations, inbound package tour operations and travel agencies.

      Brewster operates The Banff Gondola and Columbia Icefield Snocoach Tours. The Banff Gondola transports visitors to an elevation of over 7,000 feet above sea level to the top of Sulphur Mountain in Banff, Alberta, Canada, offering an unobstructed view of the Canadian Rockies overlooking the town of Banff and the Bow Valley. Brewster also offers sightseeing tours of the Athabasca Glacier on the Columbia Icefield. Tour customers ride in a snocoach, a vehicle specially designed for glacier travel that provides customers with an opportunity to experience one of the largest accumulations of ice and snow south of the Arctic Circle.

      Brewster’s transportation operations include charter motorcoach services, sightseeing and scheduled services and airport service. Brewster operates a modern fleet of luxury motorcoaches, available for groups of any size for travel throughout Alberta and British Columbia, Canada and the Western United States. In addition, Brewster provides year-round half- and full-day sightseeing tours from Calgary, Banff, Lake Louise and Jasper.

      Brewster’s inbound package tour operations feature independent package and group tours throughout Canada, which are offered year-round. These packages — in the segments of motorcoach, rail, self-drive automobile, ski and winter touring — consist of both group and individual tours and may be custom-designed at the time of booking.

      Brewster also operates two hotels in Alberta, Canada: the Mount Royal Hotel, which is located in the heart of Banff, and the Columbia Icefield Chalet, which is located on the Icefield Parkway between Lake Louise and Jasper. The hotels cater to leisure travelers.

      Brewster’s travel agencies are affiliated with the American Express travel agency network. These travel agencies service the vacation needs of the communities in the Bow Valley Corridor (Banff, Lake Louise and Canmore). With the American Express affiliation, these travel agencies are able to offer competitive, discounted rates on travel.

      Each Brewster line of business has a different market profile, with customers that differ in terms of geographic origin and travel preferences. To deliver its products and services to the consumer, Brewster utilizes direct to the customer marketing strategies as well as a distribution channel network that includes tour operators, tour wholesalers, destination management companies and retail travel agencies/ organizations. Brewster’s major markets are Canada, the United States, Japan, Europe, Australia/New Zealand and Asia.

Glacier Park

      Glacier Park operates four historic lodges and three 1960s-era motor inns in and around Glacier National Park in Montana and Waterton Lakes National Park in Alberta, Canada. Glacier Park is the largest concessionaire in Glacier National Park, and holds concession contracts for approximately 80 percent of the revenue for services provided within the park’s borders, on the basis of revenue generated. Glacier National Park and Waterton Lakes National Park encompass 1.4 million acres of rugged wilderness and are best known for their spectacular scenery, hiking, glaciers and wildlife. Services provided by Glacier Park include rooms, varying from hikers’ cabins to suites, food and beverage operations, retail operations and tour and transportation services. The tour operation utilizes a fleet of 33 authentic 1930s red touring buses that have rollback canvas tops. These well-known “reds” are used to conduct interpretive park tours throughout Glacier and Waterton Lakes National Parks, including tours of the scenic Going-to-the-Sun Road.

      The operations of Glacier Park are seasonal, typically running from mid-May until the end of September. During those months, Glacier and Waterton Lakes National Parks host over two million visitors, the vast majority of whom purchase services from Glacier Park. During the peak months of July and August, Glacier Park’s lodges and motor inns have an occupancy level of approximately 94 percent. During the “shoulder” seasons of June and September, Glacier Park’s lodges and motor inns have an occupancy of approximately 60 percent.

      Tour groups and travel agencies account for approximately 15 percent of Glacier Park’s customers, while individual travelers account for the remaining 85 percent. Demographically, approximately 97 percent of Glacier Park’s guests come from the United States, with 20 percent to 24 percent from the Northwest and ten percent to 12 percent from the Midwest.

      Glacier Park operates the concession portion of its business under a 25-year concession agreement with the U.S. National Park Service, which expires in December 2005, and under a 42-year agreement with the Canadian Government for Waterton Lakes National Park, which expires in 2012. When Glacier Park’s concession agreement with the U.S. National Park Service expires, Glacier Park will be obligated, if it wants to continue its concession operations, to rebid for the right to retain these concession services. If Glacier Park does not retain these concession rights, it will receive an amount from the park service, or the concessionaire successor, equal to its “possessory interest,” which generally means the value of the structures acquired or constructed, fixtures installed or improvements made to Glacier National Park property during the term of this agreement, based on the reconstruction cost of a new unit of like kind, less depreciation, but not to exceed fair market value. If Glacier Park does not retain the concession rights, it would be able to continue operation of Waterton Lakes, Canada, and East Glacier, which are not part of the concession.

Industry Overview

      Tourism in U.S. national parks generally appears to have benefited from the recent economic downturn and individuals’ reluctance to travel long distances by airplane. U.S. travelers are traveling more frequently to destinations such as Glacier National Park, which is safe, within driving distance of the traveler’s home and rich in national heritage.

      Tourism in Montana continues to grow annually. Travel-related, non-resident spending reached $1.8 billion statewide in 2002, approximately a two percent increase from 2001 and approximately a 17 percent increase from 1993. Glacier National Park is the top specified destination for non-resident travelers. The state of Montana hotel industry generated over $208 million in room revenues in 2002. Even though occupancies have fluctuated over the past seven years, room revenues have increased by over 30 percent since 1995.

      Brewster’s success, on the other hand, is inextricably linked to world travel, and specifically to the number of visitors to Canada. Since the September 11, 2001 terrorist attacks, world tourism has significantly declined, and this decline has affected Canadian tourism generally. Concerns regarding terrorism, illnesses such as SARS and a general downturn in the world economy have had an adverse impact on the Canadian travel industry generally and Brewster’s operations specifically.

Competition

      Brewster’s and Glacier Park’s operations generally compete on the basis of location, uniqueness of facilities, service, quality and price. Competition exists both locally and regionally in the package tour business, hotel and restaurant facilities and charter companies.

Intellectual Property

      We own or have the right to many trademarks used in our various businesses, including GES®, GES Canadasm, ExhibitSelectsm, INTERKIT®, GES at Your Service!®, GES Servicentersm, GES National Servicentersm, HANG:RX®, Trade Show Electrical®, Exhibitgroup/ Giltspur®, ExpoTech®, Exhibitgroup®, Maxim®, E’LANsm, egXpresssm, eg@worksm, Jammer Amber®, Red Bus designsm, WAM! The Wireless Ambassador® and LUMA2 & Design®. Some of our trademarks are also used outside the United States, including Royal Glacier Tours®, Emax®, Exhibitgroup® and Giltspur®.

      Exhibitgroup owns a number of patents for exhibit technology and exhibit processes that are cumulatively important to its business and that it believes provide competitive advantages in the marketplace for designing and building exhibits. These include patents relating to modular furniture used in exhibits and displays, specialized lighting systems used for intensifying graphic imagery and other objects in exhibits, a multiple-panel display system and a space-saving modular structure for use in displays and exhibits. Exhibitgroup also owns ten design patents for its retail merchandising units (i.e., kiosks).

      Although we believe that these patents and trademarks have substantial value, we do not believe that the loss of any one of these patents or trademarks would have a material adverse effect on our business, financial condition or results of operations.

Regulation

      Compliance with legal requirements and government regulations represents a normal cost of doing business. The principal regulations affecting our day-to-day businesses are rules and regulations relating to transportation (such as regulations promulgated by the U.S. Department of Transportation and its state counterparts), employees (such as regulations implemented by the Occupational Safety and Health Administration, the equal employment opportunity laws, guidelines implemented pursuant to the Americans with Disabilities Act and general federal and state employment laws), unionized labor (such as guidelines imposed by the National Labor Relations Act) and regulations relating to national parks (such as regulations enacted by the U.S. Department of the Interior and the U.S. National Park Service).

Employees

      Our operating segments have approximately 2,920 employees. GES has approximately 2,020 employees, 940 of whom are covered by an aggregate of approximately 103 collective bargaining agreements. Exhibitgroup has approximately 680 employees, 200 of whom are covered by an aggregate of 17 collective bargaining agreements. Brewster has approximately 175 employees, 45 of whom are covered by one collective bargaining agreement. Glacier Park has approximately 45 permanent/year-round employees and approximately 900 seasonal employees, of which none are covered by collective bargaining agreements.

      Our corporate center has approximately 64 employees providing management, financial and accounting, internal auditing, tax, administrative, legal and other services to its operating units and handling residual matters pertaining to businesses previously discontinued or sold by Viad.

      We believe that our relations with employees are satisfactory and that the 38 collective bargaining agreements expiring in 2004 will be renegotiated in the ordinary course of business without any material adverse effect on our operations.

Facilities

      Information concerning our material properties, including location, use, approximate area in square feet, whether owned or leased, and, if applicable, lease terms, is set forth below by segment:

     GES

			Approximate		Approximate
		Owned or	Area	Lease	Base Rent
Location	Use	Leased	(square feet)	Expiration	(per annum)

491 C Street	Warehouse	Owned	108,000	—	—
Chula Vista, CA
4805 Sand Lake Road	Warehouse	Owned	206,000	—	—
Orlando, FL
125 North Street	Warehouse	Owned	159,200	—	—
Englewood, NJ
750 Maxhem Road	Warehouse/Office	Leased	199,505	11/15/2006	$626,446
Lithia Springs, GA
5248 South Cicero Avenue	Warehouse/Office	Leased	209,831	1/31/2006	$700,835
Chicago, IL
7000, 7050 & 7080 Lindell Road	Warehouse/Office	Leased	882,109	1/31/2015	$4,386,906
Las Vegas, NV
7300 Chapman Road	Warehouse/Office	Leased	307,734	8/31/2005	$1,458,650
Garden Grove, CA

     Exhibitgroup

			Approximate		Approximate
		Owned or	Area	Lease	Base Rent
Location	Use	Leased	(square feet)	Expiration	(per annum)

5560 Katella Avenue	Warehouse/Office	Leased	215,000	5/31/2010	$913,140
Cypress, CA
200 N. Gary Avenue	Warehouse/Office	Leased	475,559	9/30/2007	$1,654,719
Roselle, IL
275 Bodwell Avenue	Warehouse/Office	Leased	210,000	10/31/2009	$853,371
Avon, MA
4051 State Highway 121 N.	Warehouse/Office	Leased	260,000	7/31/2006	$913,720
Grapevine, TX
112 Technology Drive	Warehouse/Office	Leased	170,000	10/31/2012	$856,289
Pittsburgh, PA

     Travel and Recreation Services

			Approximate		Approximate
		Owned or	Area	Lease	Base Rent
Location	Use	Leased	(square feet)	Expiration	(per annum)

Banff, Alberta	Office;	Owned	54,000	—	—
	Bus Terminal
Mount Royal Hotel	Hotel	Owned	70,000	—	—
Banff, Alberta
Glacier Park Lodge	Hotel	Owned	228,771	—	—
East Glacier, MT
Many Glacier Hotel	Hotel	Owned	155,424	—	—
Glacier National Park, MT
Lake McDonald Lodge Complex	Hotel	Owned	49,665	—	—
Lake McDonald, MT
Lake McDonald Lodge Complex	Hotel	Owned	16,173	—	—
Lake McDonald, MT
Village Inn	Motel	Owned	13,750	—	—
Glacier National Park, MT
Rising Sun	Motel	Owned	34,677	—	—
Glacier National Park, MT
Swiftcurrent Complex	Motel	Owned	33,436	—	—
Glacier National Park, MT
Prince of Wales Complex	Hotel	Owned	60,718	—	—
Waterton, Alberta
     Corporate

			Approximate		Approximate
		Owned or	Area	Lease	Base Rent
Location	Use	Leased	(square feet)	Expiration	(per annum)

1850 North Central Avenue	Office	Leased	157,442	8/31/2011	$2,883,938
Phoenix, AZ

      We also have a number of other smaller locations, both leased and owned, throughout the United States and Canada.

      We believe that our properties are sufficient to meet our current and projected needs.

Legal Proceedings

      We and certain of our operating units are plaintiffs or defendants to various actions, proceedings and pending claims that arise in the ordinary course of business. Some of these actions, proceedings and claims involve, or may involve, compensatory, punitive or other damages. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings or claims could be decided against us. Although the amount of liability under these matters is not currently ascertainable, we believe that any resulting liability, after taking into consideration amounts already reserved, will not have a material adverse effect on our business, financial condition or results of operations.

      We are subject to various U.S. federal, state and foreign laws and regulations governing the prevention of pollution and the protection of the environment in the jurisdictions in which Viad has or had operations. If we fail or have failed to comply with these environmental laws and regulations, civil and criminal penalties could be imposed and we could become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. As is the case with many companies, we also face exposure for actual or potential claims and lawsuits involving environmental matters relating to our past operations. Although we are a party to certain environmental disputes, we believe that any liabilities resulting therefrom, after taking into consideration amounts already provided for, exclusive of any potential insurance recoveries, will not have a material effect on our business, financial condition or results of operations.

MANAGEMENT OF NEW VIAD

Directors and Executive Officers

      The following table lists the individuals who are expected to serve as directors and executive officers of New Viad following the spin-off. Each executive officer named below is currently an officer of Viad. In addition to the directors named below, Viad expects that at least one more individual, who will not be an employee of New Viad, will become a director of New Viad following the spin-off.

Name	Age	Expected Position

Robert H. Bohannon	59	Chairman, President and Chief Executive Officer
Jess Hay	73	Director
Judith K. Hofer	64	Director
Albert M. Teplin	58	Director
Paul B. Dykstra	43	President and Chief Executive Officer, GES
Kimbra A. Fracalossi	44	President and Chief Executive Officer, Exhibitgroup
Ellen M. Ingersoll	39	Chief Financial Officer
G. Michael Latta	41	Vice President — Controller
David G. Morrison	56	President and Chief Executive Officer, Brewster
Suzanne Pearl	42	Vice President — Human Resources
Scott E. Sayre	57	Vice President — General Counsel and Secretary

      Robert H. Bohannon is the Chairman, President and Chief Executive Officer of Viad. Mr. Bohannon has been a director of Viad since 1996. Following the spin-off, Mr. Bohannon is expected to be Chairman of the Board of Directors of MoneyGram.

      Jess Hay has been a director of Viad since 1981. Mr. Hay is Chairman of the Texas Foundation for Higher Education, a non-profit organization dedicated to promoting higher education in the State of Texas, a position that he has held since 1987. Mr. Hay was formerly the Chairman and Chief Executive Officer of Lomas Financial Group, a financial services business that provided retail and mortgage banking, real estate development, commercial loan and credit card services, from which he retired in 1994. Mr. Hay is also a director of SBC Communications Inc. and Trinity Industries, Inc., and following the spin-off is expected to be a director of MoneyGram.

      Judith K. Hofer has been a director of Viad since 1984. Ms. Hofer is a consultant to The May Department Stores Company, a position that she has held since 2002. Ms. Hofer formerly served as President and Chief Executive Officer of May Merchandising/MDSI, a May Department Stores Company, from 2000 to 2002, and as President and Chief Executive Officer of Filene’s, a division of the May Department Stores Company, from 1996 to 2000. Ms. Hofer is also a Director of Ashworth, Inc., and following the spin-off, Ms. Hofer is expected to be a director of MoneyGram.

      Albert M. Teplin has been a director of Viad since 2003. Mr. Teplin, an economist, has been a consultant for the Board of Governors of the Federal Reserve System, the U.S. Department of Commerce and the International Monetary Fund since November 2003 and to businesses and governments. Mr. Teplin served as Senior Economist for the Board of Governors of the Federal Reserve System from 2001 to October 2003 and was Chief, Flow of Funds Section of the Board of Governors of the Federal Reserve System from 1989 to 2001. Following the spin-off, Mr. Teplin is expected to be a director of MoneyGram.

      Paul B. Dykstra has been President and Chief Executive Officer of GES Exposition Services, Inc. since 2000. Mr. Dykstra was formerly Executive Vice President-International and Corporate Development of GES Exposition Services, Inc. from 1999. Prior thereto, Mr. Dykstra was Senior Executive Vice President and General Manager of Travelers Express Company, Inc. from 1988 to 1999 and held other positions since joining Travelers Express Company, Inc. in 1984.

      Kimbra A. Fracalossi has been President and Chief Executive Officer of Exhibitgroup/ Giltspur since July 2002. Ms. Fracalossi was formerly Chief Financial Officer of Viad from 2000, was Vice President-Strategic

Planning and Investor Relations of Viad from 1999 to 2000, and was Executive Director of Corporate Development from 1998 to 1999. Ms. Fracalossi also held various positions with Viad from 1991 to 1994.

      Ellen M. Ingersoll has been Chief Financial Officer of Viad since June 2002. Ms. Ingersoll was formerly Vice President-Controller from January 2002. Prior to joining Viad, Ms. Ingersoll was Controller of CashX, Inc., a provider of stored valued internet cards, in 2001, was Operations Finance Director of LeapSource, Inc., a provider of business process outsourcing, from 2000 to 2001, and was Vice President and Controller of Franchise Finance Corporation of America from 1992 to 2000.

      G. Michael Latta has been Vice President-Controller since November 2002. Prior to joining Viad, Mr. Latta was Controller of SpeedFam-IPEC, Inc., a manufacturer of semiconductor equipment, from 1999, and was Controller of Cardiac Pathways Corp., a manufacturer of medical devices, from 1994 to 1999.

      David G. Morrison has been President and Chief Executive Officer of Brewster Transport Company Limited since 1980. Prior to his current position, Mr. Morrison was Vice President and General Manager from 1977 to 1980 and prior thereto was Vice President-Administration and Controller from 1977 to 1980, and Controller from 1975.

      Suzanne Pearl has been Vice President-Human Resources since 2000. Ms. Pearl was formerly Executive Director, Compensation from 1998, was Manager, Executive Compensation from 1993, and was Manager, Compensation/ Communications from 1991. Ms. Pearl held other positions in the Human Resources Department of Viad since joining the company in 1988.

      Scott E. Sayre has been Vice President-General Counsel and Secretary since 2000. Mr. Sayre was formerly Assistant General Counsel and Secretary from 1997, was Assistant General Counsel from 1992, and held other positions with Viad since joining the company in 1979.

Annual Meeting

      The last annual meeting of stockholders of New Viad was held on Tuesday, May 11, 2004. The 2005 annual meeting is expected to be held in May 2005 and will be held at the principal office of New Viad or at another place or by electronic means as permitted by Delaware law and on a date as may be fixed from time to time by resolution of the New Viad board of directors.

Board Structure

      At the time of the spin-off, the board of directors of New Viad is expected to consist of Robert H. Bohannon, Chairman, President and Chief Executive Officer of New Viad, Jess Hay, Judith K. Hofer and Albert M. Teplin. Each of Messrs. Bohannon, Hay and Teplin and Ms. Hofer are currently directors of Viad. The term of one class of directors expires at each annual meeting (with Ms. Hofer’s term expiring in 2005, Mr. Bohannon’s term expiring in 2006 and Messrs. Hay’s and Teplin’s term expiring in 2007), and individuals are elected to that class for terms of three years. In addition, New Viad directors may only be removed for cause. In general, at least two annual meetings of stockholders will be necessary to effect a change in a majority of the members of the New Viad board of directors.

      The standing committees of the New Viad board of directors will be as follows:

•	Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will be responsible for proposing a slate of directors for election by the stockholders at each annual meeting and for proposing candidates to fill any vacancies on the board. The committee also will be responsible for an assessment of the board’s performance to be discussed with the full board annually and to review, and from time to time propose changes to, the corporate governance guidelines of New Viad and the compensation and benefits of non-employee directors. In connection with these responsibilities, the committee will have sole authority to retain and terminate any search firm or compensation consultant to identify director candidates or to assist in the evaluation of director compensation.

•	Audit Committee. The Audit Committee will recommend to the board appointment of our independent auditors and assist the board in monitoring the quality and integrity of the financial statements of New

Viad, the compliance by New Viad with legal and regulatory requirements, and the independence and performance of New Viad’s internal and external independent auditors. The committee will have sole authority to approve or preapprove all audit and permitted non-audit services to be performed for New Viad by the independent auditors. The committee will adopt policies for the hiring of employees and former employees of the independent auditor. The committee will have regularly scheduled executive sessions with New Viad management and the independent auditors.

•	Human Resources Committee. The Human Resources Committee will oversee development and implementation of a compensation strategy designed to enhance profitability and stockholder value. The committee also will review and approve, subject to ratification by independent members of the board, the salary of the Chief Executive Officer, approve salaries and compensation of executive officers, and approve incentive compensation targets and awards under various compensation plans and grants under Viad’s stock incentive plans. The committee will have sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Chief Executive Officer or senior executive compensation.

      Committee chairman and membership will be determined at the time of the spin-off. Each committee member will be independent as defined by the rules of the New York Stock Exchange and by the Securities and Exchange Commission (with regard to the Audit Committee Members).

Compensation of New Viad Directors

      Only one of the individuals expected to serve as a director of New Viad will be a salaried employee of New Viad or its subsidiaries. The compensation program is expected to be similar to the current compensation program of Viad and is described below.

Retainers and Fees

      Non-employee directors will receive an annual fee of $30,000. Committee chairmen will receive an additional annual fee of $5,000, except for the Audit Committee Chairman, who will receive an additional annual fee of $10,000. Non-employee directors also will receive a fee of $1,600 for each board meeting attended and a fee of $1,500 for each committee meeting attended. Directors will be reimbursed for all expenses related to their service as directors.

Deferred Compensation Plan

      New Viad expects to continue the deferred compensation plan for non-employee directors allowing them to defer all or part of their retainers and fees in cash. Deferred accounts will be credited quarterly with interest at a long-term medium-quality bond rate. Deferred amounts will be payable after a director ceases to be a board member.

Option Grants

      Non-employee directors will receive an initial grant of nonqualified options when they become directors. Non-employee directors receive an additional grant of nonqualified options each year of their term. Options to purchase 5,000 shares were granted to each non-employee director holding office in February 2003, at an exercise price of $20.51 per share, the average of the high and low selling prices of Viad common stock on the day of grant.

Matching Gift Program

      New Viad expects to continue the Directors’ Matching Gift Program for non-employee directors. The program provides for corporate matching of charitable contributions made by non-employee directors, on a dollar-for-dollar basis, up to an aggregate maximum of $5,000 per year.

Other Benefits

      New Viad will provide non-employee directors with accidental death and dismemberment insurance benefits of $300,000 and travel accident insurance benefits of $250,000 when they are traveling on corporate business.

Historical Compensation of New Viad Executive Officers

Summary Compensation Table

      The following table provides information concerning compensation paid by Viad and/ or its subsidiaries for 2003 to the individual who will be New Viad’s Chief Executive Officer upon the completion of the spin-off, and each of the individuals who will be included among the other four most highly compensated executive officers of New Viad, based on 2003 compensation. These amounts do not reflect the compensation that individual will receive following the spin-off.

							Long-Term Compensation

	Annual Compensation						Awards		Payouts

						Other	Restricted	Securities	Long Term
						Annual	Stock	Underlying	Incentive	All Other
Name and Principal Position	Year	Salary		Bonus		Comp.(1)	Awards(2)	Options (#)	Payouts(3)	Comp.(4)

Robert H. Bohannon	2003	$900,000	(5)	$939,600		$7,758	$1,230,000	100,000	$358,391	$27,000
Chairman, President and CEO	2002	900,000	(5)	744,000		8,092	1,394,000	100,000	—	27,000
	2001	868,750		350,000		13,394	3,641,675	276,700	549,890	281,058
Paul B. Dykstra	2003	383,804		422,300		3,646	153,750	27,400	41,537	8,956
President and CEO	2002	332,981		297,200		—	209,100	27,400	—	8,024
GES Exposition Services	2001	303,375		50,000		3,448	365,900	50,500	29,600	6,158
Kimbra A. Fracalossi(6)	2003	370,000		256,200		4,372	153,750	27,400	39,434	11,100
President and CEO	2002	353,000		194,500	(7)	—	278,800	36,600	—	10,590
Exhibitgroup	2001	313,750		83,700		4,925	642,700	99,250	41,300	134,411
Scott E. Sayre	2003	276,750		160,500		4,507	127,100	19,400	—	8,303
Vice President-General	2002	267,000		132,400		5,946	139,400	18,300	—	8,010
Counsel and Secretary	2001	257,188		32,500		8,077	331,250	40,625	27,500	87,715
Ellen M. Ingersoll(8)	2003	262,500		167,500		4,150	164,000	30,000	—	6,000
Chief Financial Officer	2002	190,801		116,500		8,078	139,400	12,800	—	—
	2001	—		—		—	—	—	—	—

(1)	Amounts shown represent reimbursement for payment of taxes on certain items.

(2)	Amounts shown represent the fair value, based on closing prices, of Viad common stock on the grant dates of restricted stock awards. Dividends are paid on restricted stock at the same rate as paid to other stockholders. On December 31, 2003, the named executives held shares of performance-based restricted stock, performance-driven restricted stock and restricted stock having aggregate values as follows: Mr. Bohannon, 463,300 shares valued at $10,824,875; Mr. Dykstra, 60,200 shares valued at $1,420,994; Ms. Fracalossi, 80,000 shares valued at $1,892,954; Mr. Sayre, 44,300 shares valued at $1,036,696; and Ms. Ingersoll, 35,500 shares valued at $820,000.

(3)	Long-term payouts in 2003 included the vesting of shares granted in 2000 under the Performance-Based Stock Plan. In 2002, no long-term incentive payouts occurred. Long-term incentive payouts in 2001 included payments under the Performance Unit Incentive Plan for the 1999-2001 performance period and the vesting of the shares granted in 1998 under the Performance-Based Stock Plan.

(4)	Amounts represent matching contributions under the 401(k) Plan and the Supplemental 401(k) plan. In addition, special cash awards of $255,000 to Mr. Bohannon, $125,000 to Ms. Fracalossi, and $80,000 to Mr. Sayre were paid in February 2001 for outstanding results and performance in prior years.

(5)	The employment agreement dated April 1, 1998 provides for an annual base salary of $900,000, effective April 1, 2001. Mr. Bohannon’s salary was not increased in 2003 or 2002. Mr. Bohannon’s salary compensation in 2001 reflects a voluntary salary reduction in the fourth quarter in response to the economic softening that followed the September 11, 2001 terrorist attacks.

(6)	Ms. Fracalossi was appointed President and Chief Executive Officer of Exhibitgroup on June 28, 2002. Prior to taking office, she was Chief Financial Officer of Viad.

(7)	Ms. Fracalossi’s bonus award for 2002 relates to performance at the corporate level as Chief Financial Officer of Viad Corp.

(8)	Ms. Ingersoll joined Viad in January 2002.

Stock Option Grants in Last Fiscal Year

      The following table provides information on the number of options to purchase Viad common stock that were granted by Viad in 2003 to the executive officers named in the Summary Compensation Table above. The amounts shown as potential realizable values are presented for illustrative purposes only. They are calculated based solely on arbitrarily assumed rates of appreciation required by the SEC. The ultimate value of the options depends on the future performance of Viad, and following the spin-off, MoneyGram and New Viad, common stock and overall stock market conditions. There can be no assurance that the potential realizable values shown in the table will be achieved.

      Assuming an annual stock price appreciation of five percent and ten percent from the grant date through the ten-year term of the option, the amounts shown as potential realizable values would result in an increase in the stock price of $12.90 and $32.69 per share, respectively, for the February 19, 2003 grant. The amounts shown as potentially realizable values for all stockholders represent the corresponding increase in the aggregate market value of outstanding shares of common stock held by all Viad stockholders on February 19, 2003. The aggregate price appreciation on February 19, 2003 for all Viad stockholders would total approximately $1.116 billion and $2.827 billion, respectively.

	Individual Grants
					Potential Realizable Value at
	Number of	% of Total			Assumed Annual Rates of
	Securities	Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	($/Share)(1)	Date	5%($)	10%($)

Robert H. Bohannon	100,000	10.67%	20.51	2/19/2013	1,289,863	3,268,766
Paul B. Dykstra	27,400	2.92%	20.51	2/19/2013	353,422	895,642
Kimbra A. Fracalossi	27,400	2.92%	20.51	2/19/2013	353,422	895,642
Scott E. Sayre	19,400	2.07%	20.51	2/19/2013	250,233	634,141
Ellen M. Ingersoll	30,000	3.20%	20.51	2/19/2013	386,959	980,630
All Stockholders’
Stock Price Appreciation	N/A	N/A	N/A	N/A	$1.116 billion	$2.827 billion

(1)	The option exercise price is the average of the high and low selling prices of Viad common stock on the New York Stock Exchange, Inc. on the grant date. One third of options become exercisable one year after grant, one third two years after grant and the balance three years after grant. The options are subject to forfeiture and non-competition provisions. Each option contains the right to surrender the option for cash during certain tender offers. The exercise price may be paid by delivery of already owned shares, and tax withholding obligations resulting from the exercise may be paid by surrendering a portion of the shares being acquired, subject to certain conditions. See “Treatment of Viad Options and Restricted Stock.”

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Values

      The following table lists the number of shares of Viad common stock acquired during 2003 and the value realized as a result of option exercises during 2003 by the executive officers listed in the Summary Compensation Table above, as well as the December 31, 2003 value of unexercised options to purchase Viad common stock held by these individuals. The amounts listed in the column relating to the value of unexercised options, unlike the amounts set forth in the column headed “Value Realized,” have not been, and might never be, realized. The underlying options might not be exercised; and actual gains on exercise, if any, will depend on the value of Viad, and following the spin-off, MoneyGram and New Viad, common stock on the dates of exercise. There can be no assurance that these values will be realized.

			Number of Securities
			Underlying		Value of Unexercised
			Unexercised Options		In-the-Money
	Shares	Value	at FY-End		Options at FY-End
	Acquired on	Realized	Exercisable/		($) Exercisable/
Name	Exercise	($)	Unexercisable		Unexercisable

Robert H. Bohannon	28,232	285,255	819,938	150,000	2,428,707	449,000
Paul B. Dykstra	4,000	29,600	107,700	41,100	233,321	123,026
Kimbra A. Fracalossi	None	None	137,850	45,700	316,237	123,026
Scott E. Sayre	4,122	46,002	93,473	28,550	335,859	87,106
Ellen M. Ingersoll	None	None	6,400	36,400	—	134,700

(1)	The closing price of Viad common stock on December 31, 2003 was $25.00 per share. The information shown reflects options accumulated over periods of up to ten years.

Long-Term Incentive Plan Grants in Last Fiscal Year and Estimated Future Payouts

      The following table provides information on performance-based restricted stock grants of Viad common stock made in 2003 to each of the executive officers named in the Summary Compensation Table above.

			Estimated Future Payouts Under
			Non-Stock Based Plans
	Number	Performance	(Number of Shares)
	of	Period
Name	Shares(1)	Until Payout	Threshold	Target	Maximum

Robert H. Bohannon	100,000	2004-2006	25,000	100,000	100,000
Paul B. Dykstra	15,000	2004-2006	3,750	15,000	15,000
Kimbra A. Fracalossi	15,000	2004-2006	3,750	15,000	15,000
Scott E. Sayre	8,900	2004-2006	2,225	8,900	8,900
Ellen M. Ingersoll	15,000	2004-2006	3,750	15,000	15,000

(1)	Performance-based restricted stock granted in 2003 vested one third after the first year and will vest one third after two years and the balance three years from the date of grant because incentive performance targets established in the year of grant were achieved at target levels for executives. See “Treatment of Viad Options and Restricted Stock.”

Pension Plans

      The following table shows estimated annual retirement benefits payable to covered participants for the years of service and compensation level indicated. It assumes retirement at age 65. The benefits are paid under the Viad Corp Retirement Income Plan (VCRIP), applicable schedules of the Supplemental Pension Plan, and certain supplemental pension plans sponsored by subsidiaries of the Corporation (collectively, the “Supplemental Plans”). In connection with the separation, MoneyGram will assume sponsorship of VCRIP and certain liabilities under the Supplemental Plans. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.” All benefit accruals under VCRIP ceased at December 31, 2003. However, accruals will continue under the Supplemental Plans, and the liabilities for post-separation periods will be paid by Viad. The compensation covered by these plans is annual salary and annual bonus (one-half of annual bonus in the case of certain executive officers), as reported in the Summary Compensation Table. Actual benefits will be calculated on the basis of the average of a participant’s last five years of covered compensation prior to retirement, except that for annual bonus awards, the average of a participant’s highest five years of annual bonus will be used in determining covered compensation.

Pension Plan Table(1),(2)

	Years of Credited Service(3)

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years

$ 200,000	$31,582	$47,373	$63,164	$78,954	$94,745
$ 250,000	$40,082	$60,123	$80,164	$100,204	$120,245
$ 300,000	$48,582	$72,873	$97,164	$121,454	$145,745
$ 400,000	$65,582	$98,373	$131,164	$163,954	$196,745
$ 500,000	$82,582	$123,873	$165,164	$206,454	$247,745
$ 600,000	$99,582	$149,373	$199,164	$248,954	$298,745
$ 750,000	$125,082	$187,623	$250,164	$312,704	$375,245
$1,000,000	$167,582	$251,373	$335,164	$418,954	$502,745
$1,250,000	$210,082	$315,123	$420,164	$525,204	$630,245
$1,500,000	$252,582	$378,873	$505,164	$631,454	$757,745
$1,750,000	$295,082	$442,623	$590,164	$737,704	$885,245
$2,000,000	$337,582	$506,373	$675,164	$843,954	$1,012,745
$2,250,000	$380,082	$570,123	$760,164	$950,204	$1,140,245
$2,500,000	$422,582	$633,873	$845,164	$1,056,454	$1,267,745
$2,750,000	$465,082	$697,623	$930,164	$1,162,704	$1,395,245

(1)	The Code and ERISA limit the annual benefits which may be paid from a tax-qualified retirement plan such as VCRIP. As permitted by the Code and ERISA, the Supplemental Plans authorize the payment of benefits above the limits permitted under the Code and ERISA for those executives entitled to participate in the Supplemental Plans, including all of our executive officers. In addition, our executive officers will continue to accrue benefits under the Supplemental Plan after December 31, 2003, notwithstanding the freeze of benefit accruals under VCRIP.

(2)	Benefits are computed on a single-life annuity basis. The amounts shown are before any adjustment for joint and survivorship provisions, which would reduce, in some cases, the amounts shown in the table. To the extent benefits are subject to any offset amounts, including social security, such benefits reflect those reductions.

(3)	As of March 12, 2004, the years of credited service for the named executives were as follows: Mr. Bohannon, 11 years; Mr. Dykstra, 20 years; Ms. Fracalossi, 9 years; Mr. Sayre, 24 years; and Ms. Ingersoll, 1 year.

      Mr. Bohannon will receive pension benefits equal to 40 percent of average covered compensation if he retires at age 59; 50 percent of average covered compensation if he retires at age 60; and an additional two percent per year for each year between ages 60 and 65, for a maximum amount of 60 percent of average covered compensation if he retires at age 65. At March 12, 2004, the estimated annual benefit payable to him upon his retirement at age 65 is $1,229,000.

Executive Employment Agreement

     Employment Agreement

      Mr. Bohannon is employed pursuant to an employment agreement dated April 1, 1998, which has been amended and restated as of June 1, 2004. The three-year term of his agreement is automatically extended by an additional year, so that the term is always between two and three years, unless one party gives the other at least 60 days’ advance notice of nonrenewal.

      Mr. Bohannon’s annual base salary as in effect currently is $900,000. Under the agreement, this amount will be reduced to $600,000 at the time of the distribution, and thereafter will be adjusted upwards each year by the lesser of 5% or the percentage increase in the consumer price index over the preceding year. The agreement also provides that Mr. Bohannon is entitled to participate in all incentive compensation plans on the same basis as New Viad’s other senior executives. Further, he will be entitled to participate in all savings, retirement, medical and other welfare benefit plans to the same extent as New Viad’s other senior executives, and in any event not to a lesser extent than before the distribution. These benefits include lifetime coverage for himself and his spouse under the company’s medical plan for its most senior executives (called the limited executive medical plan). To the extent his pay and benefits under incentive compensation, savings, retirement, and welfare benefit plans is computed in a manner that takes into account base salary, his base salary will be deemed to equal 150% of his then-current base salary. His fringe benefits and perquisites include tax planning and financial counseling services, payment of club dues, an annual physical, a home security system and a company-provided automobile.

      The agreement may be terminated by New Viad for cause (as defined in the agreement) or at the discretion of the Board. Mr. Bohannon may also terminate the agreement upon at least 180 days’ advance written notice. If his employment were terminated by the Board without cause, New Viad would be obligated to provide him with the following severance benefits:

•	A lump sum severance payment equal to three times the sum of (1) 150% of his then-current base salary and (2) the average of his last three annual bonuses;

•	Vesting of his unvested options;

•	Credit for an additional three years of age for pension purposes;

•	Outplacement; and

•	Lifetime coverage under the limited executive medical plan.

      If his employment were terminated by the Board for cause (as defined in the agreement), or if Mr. Bohannon terminated his employment early on 180 days’ notice, New Viad would be obligated to pay him an amount equal to 150% of his then-current base salary, plus a pro-rata annual bonus for the year of termination. In addition, upon a termination by Mr. Bohannon on 180 days’ notice, New Viad would be obligated to provide him with credit for an additional year of service for pension purposes.

      If Mr. Bohannon retires, New Viad will provide him and his spouse with lifetime coverage under the limited medical plan, reimburse him for office expenses while he still requires an executive office, pay for an administrative assistant to him for five years after retirement, and continue to provide him an automobile for five years. In addition, if Mr. Bohannon has attained the age of 65 before he retires, his unvested restricted stock will vest in full.

      If there is a change of control, the terms of Mr. Bohannon’s Severance Agreement, described below, will control to the extent they provide better benefits.

      Mr. Bohannon has agreed not to compete with New Viad for a three-year period following an early termination of his employment or ordinary retirement.

Severance Agreement

      New Viad has entered into an amended and restated executive severance agreement with Mr. Bohannon. The amended version of this agreement incorporates the company’s commitment, set forth in his employment agreement described above, to provide lifetime coverage for Mr. Bohannon and his spouse under the limited executive medical plan, and updates the definition of change of control and the excise tax provision. The agreement provides that if his employment terminates for any reason (other than because of a voluntary termination by Mr. Bohannon during the first six months, or his death, disability, or normal retirement) within

18 months after a change of control of New Viad (as defined in the severance agreement), he will receive severance compensation, including a lump sum cash payment of three times the sum of the following:

•	the executive’s highest annual salary;

•	the executive’s greatest cash bonus under the Management Incentive Plan for any of the preceding four years or, if higher, his or her target bonus for the fiscal year in which the change of control occurs; and

•	the executive’s greatest cash bonus under the Performance Unit Plan for any of the preceding four years or, if higher, the aggregate value of shares when earned during a performance period under any performance-related restricted stock award during the preceding four years, or if higher, the aggregate value at the time of grant of the target shares awarded to the executive under the performance-related restricted stock programs for the fiscal year in which the change of control occurs.

      Mr. Bohannon will also receive continuation of his health, life insurance and fringe benefits for three years. The agreement also provides a tax gross-up feature to make him whole for any excise taxes imposed by the Internal Revenue Code on payments made to him in connection with a change of control. Payments are reduced by other severance benefits paid by New Viad, but would not be offset by any other amounts. For pension purposes, Mr. Bohannon will also be credited with additional years of service equal to the number of years needed to attain 20 years of service or if greater, the lesser of three years or the period to his normal retirement date. We are also obligated to pay Mr. Bohannon’s legal fees incurred in any litigation relating to the agreement.

Change of Control Arrangements

      New Viad’s Executive Severance Plan provides each of its named executive officers other than Mr. Bohannon with severance benefits if the executive’s employment is terminated by New Viad without cause, or by the executive for good reason (as those terms are defined in the plan) within 36 months after a change in control of New Viad. In this event, he or she will receive lump sum severance compensation equal to a multiple of the following sum:

•	the executive’s highest annual salary;

•	the executive’s greatest cash bonus under the Management Incentive Plan for any of the preceding four years or, if higher, his or her target bonus for the fiscal year in which the change of control occurs; and

•	the executive’s greatest cash bonus under the Performance Unit Plan for any of the preceding four years or, if higher, the aggregate value of shares when earned during a performance period under any performance-related restricted stock award during the preceding four years, or if higher, the aggregate value at the time of grant of the target shares awarded to the executive under the performance-related restricted stock programs for the fiscal year in which the change of control occurs.

The multiple will equal the product of three times a fraction, the numerator of which is 36 minus the number of full months the executive was employed following a change of control and the denominator of which is 36.

      The multiple will be two if the executive voluntarily terminates employment other than for good reason or retirement during the 30-day period beginning on the first anniversary of the change of control. In either case, the executive will also receive continued welfare benefits coverage for the period of severance benefits, an additional pension benefit as if he or she continued to work for the same period, and outplacement benefits. In no event will an executive’s severance under this plan be less than the severance he or she would receive under the applicable regular severance plan of New Viad. The plan also provides a tax gross-up feature to make the executives whole for any excise taxes imposed by the Code on change of control payments, and for payment of any legal fees incurred by the executives to enforce their rights under the plan. The spin-off does not constitute a change of control for purposes of this plan.

Treatment of Viad Options and Restricted Stock

      As of the distribution date, each Viad option that immediately prior to the distribution date is outstanding and not exercised will be adjusted to consist of two options: (1) an option to purchase shares of Viad common stock and (2) an option to purchase shares of MoneyGram stock. Each holder of a Viad restricted stock award that is outstanding at the time of the distribution will receive the distribution of MoneyGram common stock. These new MoneyGram options and shares of restricted MoneyGram stock will be considered issued under the 2004 MoneyGram Omnibus Incentive Plan. See “Management of MoneyGram — 2004 Omnibus Incentive Plan.” These distributed shares will generally be subject to the same vesting conditions as the Viad restricted stock award. See “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

Compensation Committee Interlocks and Insider Participation

      In seeking members who will serve on the Human Resources Committee of New Viad’s board of directors, consideration will be given to and information will be disclosed regarding any relationships that may exist with respect to the members that would be required to be disclosed under the applicable rules of the SEC.

Related Party Relationships and Transactions

      Following the spin-off, New Viad will continue to have a relationship with MoneyGram as described under “Relationship Between New Viad and MoneyGram.” New Viad and MoneyGram will cease to have any other material contractual relationship with each other.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF NEW VIAD

Security Ownership of Directors and Officers of New Viad

      The table below provides information concerning the beneficial ownership of Viad common stock by our directors and executive officers, individually and as a group. Information in the ownership table is as of May 10, 2004.

	Amount and Nature of
Name	Beneficial Ownership(1)	Percent of Class

Robert H. Bohannon	1,462,323	1.7%
Jess Hay	60,883	*
Judith K. Hofer	97,310	*
Albert M. Teplin	3,334	*
Paul B. Dykstra	237,535	*
Kimbra A. Fracalossi	271,114	*
Ellen M. Ingersoll	80,799	*
G. Michael Latta	8,174	*
David G. Morrison	88,806	*
Suzanne Pearl	135,665	*
Scott E. Sayre	184,295	*
All Directors and Executive Officers as a Group (10 individuals)	2,630,238	3.0%

*	Less than one percent.

(1)	Includes: 220,484 shares of performance-driven restricted stock granted in 2001 and 2002; 236,400 shares of performance-based restricted stock granted in 2003 and 2004; 428,700 shares of restricted stock that will vest three years from date of grant; and 1,597,765 shares of Viad common stock subject to stock options which were exercisable as of May 10, 2004, or within 60 days thereafter, by the listed directors and executive officers. Performance-driven restricted stock granted in 2002 could vest on an accelerated basis if performance targets are met at certain achievement levels. Depending upon the achievement level, awards may be earned three or four years from the date of the grant. If performance targets are not achieved, 100 percent of the grant will be forfeited. For performance-driven restricted stock granted in 2001, 25 percent of the shares will vest in 2005 and 75 percent of the shares will vest in 2006 based on the achievement of certain long-term incentive performance targets. Performance-based restricted stock granted in 2003 vested in one-third increments the first year and will vest one-third after two years and the balance after three years from the date of grant based on level of achievement of specific performance targets. Performance-based restricted stock granted in 2004 will vest in one-third increments each year over a three-year period beginning one year from the date of grant if specific performance targets are met; otherwise 100 percent of the grant will be forfeited. Future vesting of performance-based restricted stock is subject generally to continued employment with New Viad or its operating companies.

Security Ownership of Principal Stockholders of New Viad

      The table below provides certain information regarding those individuals we expect to be the beneficial owners of more than five percent of the outstanding shares of New Viad common stock immediately upon the Distribution. The information provided is based upon the beneficial ownership of Viad common stock reported to Viad as of the date of the most recent Schedule 13D or 13G filed with the SEC by the named person.

	Amount and Nature of
Name and Address	Beneficial Ownership	Percent of Class

T. Rowe Price Associates, Inc.	7,277,749(1)	8.20%
100 East Pratt Street
Baltimore, MD 21202

FMR Corp.	5,720,755(2)	6.47%
82 Devonshire Street
Boston, MA 02109

Pzena Investment Management, LLC	5,479,890(3)	6.20%
120 West 45th Street, 34th Floor
New York, NY 10036

(1)	T. Rowe Price Associates, Inc. has filed with the SEC a statement on Schedule 13G dated February 10, 2004 to the effect that (a) it (directly or indirectly) has sole dispositive power over all of the shares, and (b) it has sole voting power over 917,150 of these shares and no shared voting power.

(2)	FMR Corp., a holding company, has filed with the SEC a statement on Schedule 13G/A dated February 17, 2004 to the effect that (a) it (directly or indirectly) has sole dispositive power over all the shares, (b) it has sole voting power over 14,415 of these shares and no shared voting power, (c) these shares are held principally by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment adviser, (d) these shares are, for the most part, held by investment companies and institutional accounts managed by subsidiaries of FMR Corp. and (e) the family of Edward C. Johnson 3d, including Mr. Johnson, the Chairman of FMR Corp., and his daughter Abigail Johnson, a director, and trusts for the family members’ benefit may be deemed to form a controlling group with respect to FMR Corp.

(3)	Pzena Investment Management, LLC has filed with the SEC a statement on Schedule 13G dated February 12, 2004 to the effect that (a) it (directly or indirectly) has sole dispositive power over all the shares, and (b) it has sole voting power over, 3,889,830 of these shares and no shared voting power.

DESCRIPTION OF CAPITAL STOCK OF NEW VIAD

      The following is a summary of the material terms of Viad’s certificate of incorporation, bylaws and rights agreement and applicable law, insofar as they relate to the material terms of New Viad’s capital stock.

      The authorized capital stock of New Viad consists of 207,442,352 shares, consisting of 200 million shares of common stock, par value $1.50 per share, 442,352 shares of $4.75 preferred stock, five million shares of undesignated preferred stock, and two million shares of junior participating preferred stock, par value $0.01 per share.

Common Stock

      Each holder of Viad common stock is entitled to one vote per share on all matters voted on by stockholders, including elections of directors. There are no cumulative voting rights. Subject to the preferences of any outstanding preferred stock, holders of Viad common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of New Viad, holders of Viad common stock would be entitled to share in New Viad’s assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of Viad common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

      The rights, preferences and privileges of the holders of Viad common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or that New Viad may designate in the future.

Preferred Stock

      New Viad’s restated certificate of incorporation authorizes the board of directors, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 7,442,352 shares of preferred stock. The certificate of incorporation designates the rights and preferences attaching to two million shares of junior participating preferred stock and 442,352 shares of $4.75 preferred stock. With respect to the remaining 5,000,000 shares of preferred stock, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such preferred shares, in one or more series, with each of such series to have such rights and preferences, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as determined by the unlimited discretion of the board of directors. The shares of $4.75 preferred stock are the only shares of preferred stock that are currently issued and outstanding.

      Although New Viad’s board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. New Viad’s board of directors will make any determination to issue these shares based on its judgment as to the best interests of New Viad and its stockholders.

Junior Preferred Stock

      Each share of New Viad junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Viad common stock. In the event of liquidation, the holders of New Viad junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment equal to 100 times the payment made per share of Viad common stock. Each share of New Viad junior preferred stock will have 100 votes, voting together with Viad common stock. Finally, in the event of any merger, consolidation or other transaction in which Viad common stock is exchanged, each share of junior preferred stock will be entitled to receive an amount equal to 100 times the amount received per share of Viad common stock. These rights are protected by customary anti-dilution provisions. 1.12 million shares of Viad preferred stock have been reserved for issuance in connection with New Viad’s rights agreement, none of which shares are outstanding. See “— The Rights Agreement.”

$4.75 Preferred Stock

      All issued and outstanding shares of $4.75 preferred stock are redeemable at the option of New Viad at any time at $101 per share plus accrued and unpaid dividends thereon computed to the date of redemption. All issued and outstanding shares of $4.75 preferred stock, of which there were 234,983 as of December 31, 2003, will be redeemed and retired prior to the spin-off, with these shares not to be reissued as $4.75 preferred stock and instead will revert to being authorized but unissued preferred stock.

The Rights Agreement

      On February 21, 2002, the board of directors of Viad declared a dividend of one preferred share purchase right for each outstanding share of common stock, par value $1.50 per share. The rights replaced rights to purchase preferred shares that expired on February 28, 2002. The rights are subject to the terms of the rights agreement, dated as of February 28, 2002, between New Viad and Wells Fargo Bank Minnesota, N.A.

      The board of directors adopted the rights agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the rights agreement imposes a significant penalty upon any person or group that acquires 20 percent or more of New Viad’s outstanding common stock without the approval of the board. The rights agreement should not interfere with any merger or other business combination approved by the board.

      At its 2004 annual meeting of stockholders, Viad received stockholder approval for a one-for-four reverse stock split of Viad common stock. The reverse stock split will be effective immediately following the spin-off. Under the terms of the Rights Agreement and the preferred stock, once effective, the reverse stock split will result in adjustments to various of its provisions thereof. The following description is of the Rights Agreement as it will be adjusted following the reverse stock split.

The Rights

      The board of directors authorized the issuance of a right with respect to each outstanding share of common stock on February 28, 2002. The rights are evidenced only by certificates that represent shares of common stock. New rights accompany any new shares of common stock issued after February 28, 2002, until the rights are distributed as described below.

Exercise Price

      Each of the rights allows its holder to purchase from us one twenty-fifth of a share of junior participating preferred stock for $100, once the rights become exercisable. This portion of a preferred share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Viad common stock. Prior to exercise, the right does not give its holder any dividend, voting or liquidation rights.

Exercisability

      The rights will not be exercisable until:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 20 percent or more of our outstanding common stock, or, if earlier,

•	ten business days (or a later date determined by the board before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an acquiring person.

      Until the rights become exercisable, the Viad common stock certificates also evidence the rights, and any transfer of shares of Viad common stock constitutes a transfer of the rights. After that date, the rights will separate from the Viad common stock and be evidenced by book-entry credits or by rights certificates to be mailed to all eligible holders of Viad common stock. Any of the rights held by an acquiring person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $100, purchase shares of Viad common stock with a market value of $200, based on the market price of Viad common stock prior to the acquisition.

•	Flip Over. If Viad is later acquired in a merger or similar transaction after the date the rights become exercisable, all holders of rights except the acquiring person may, for $100, purchase shares of the acquiring corporation with a market value of $200, based on the market price of the acquiring corporation’s stock prior to the merger.

Preferred Share Provisions

      Each one twenty-fifth of a share of our preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $.01 per twenty-fifth of a share, or an amount equal to the dividend paid on one share of Viad common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1 per twenty-fifth of a share or an amount equal to the payment made on one share of Viad common stock, whichever is greater;

•	will have the same voting power as one share of Viad common stock; and

•	if shares of New Viad common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Viad common stock.

      The value of one twenty-fifth interest in a share of Viad preferred stock should approximate the value of one share of Viad common stock.

Expiration

      The rights will expire on February 28, 2012.

Redemption

      Viad’s board of directors may redeem the rights for $.01 per right at any time before any person or group becomes an acquiring person. If the board of directors redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of the rights will be to receive the redemption price of $.01 per right. The redemption price will be adjusted if there is a stock split or stock dividends of Viad common stock.

Exchange

      After a person or group becomes an acquiring person, but before an acquiring person owns 50 percent or more of the outstanding Viad common stock, the board of directors may extinguish the rights by exchanging one share of Viad common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions

      The Viad board of directors may adjust the purchase price of the preferred stock, the number of shares of preferred stock issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than one percent will be made.

Amendments

      The terms of the rights agreement may be amended by the board of directors without the consent of the holders of the rights. The board may not, however, amend the rights agreement to lower the threshold at which a person or group becomes an acquiring person to below 10 percent of the outstanding Viad common stock. In addition, the board may not cause a person or group to become an acquiring person by lowering this threshold below the percentage interest that the person or group already owns. After a person or group becomes an acquiring person, the board may not amend the agreement in a way that adversely affects holders of the rights.

Anti-Takeover Provisions

      Some provisions of Viad’s amended and restated certificate of incorporation and by laws could make more difficult the acquisition of control of Viad, and the removal of existing management.

•	there is no cumulative voting for directors;

•	New Viad has a classified board of directors with each class serving a staggered three-year term;

•	New Viad’s board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term of the class of directors in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

•	the board of directors may issue preferred stock without any vote or further action by the stockholders;

•	special meetings of stockholders may be called only by the chairman or board of directors, and not by stockholders;

•	the board of directors may adopt, amend, alter or repeal the by-laws without a vote of the stockholders;

•	all stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting;

•	New Viad requires advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors; and

•	certain business combinations with an “interested stockholder” (defined in our certificate of incorporation as a holder of 10 percent or more of our outstanding voting stock) must be approved by holders of 66 2/3 percent of the voting power of shares not owned by the interested stockholder, unless the business combination is approved by certain “continuing directors” (as defined in our certificate of incorporation) or meets certain requirements regarding price and procedure.

      These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of Viad to first negotiate with its board of directors. Viad believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure itself and outweigh the disadvantages of discouraging these proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Section 203 of the Delaware General Corporation Law

      New Viad is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. For a description of Section 203, please see “Description of Capital Stock of MoneyGram — Section 203 of the Delaware General Corporation Law.”

New York Stock Exchange, Inc. Listing

      New Viad’s common stock will continue to be listed on the New York Stock Exchange, Inc. under the symbol “VVI.”

Transfer Agent and Registrar

      The transfer agent and registrar for New Viad’s common stock is Wells Fargo Shareowner Services.

Stock Options

      As of March 12, 2004, Viad has approximately 7,990,000 shares of Viad common stock for issuance under the stock option plans. At the time of the spin-off, all outstanding options to purchase Viad common stock will be adjusted to consist of options to purchase Viad common stock and options to purchase MoneyGram common stock. See “Management of New Viad — Treatment of Viad Options and Restricted Stock” and “Relationship between New Viad and MoneyGram — Agreements between Viad and MoneyGram — Employee Benefits Agreement.”

FINANCING ARRANGEMENTS OF NEW VIAD

      Viad entered into an agreement dated February 10, 2004 with Bank One Capital Markets, Inc., Bank One, N.A., Wachovia Capital Markets, LLC, and Wachovia Bank, National Association, under which the banks conditionally agreed to arrange for New Viad a $100 million revolving credit facility (which may be increased to $150 million under certain circumstances). Any advances drawn on the revolving credit facility must be repaid on the third anniversary of the spin-off. The loans will be secured obligations of New Viad, and will be guaranteed on a secured basis by all of Viad’s material domestic subsidiaries. The proceeds from the loans may be used for general corporate purposes.

      New Viad will be subject to certain customary restrictions in respect of incurring additional indebtedness, granting liens, paying dividends or repurchasing or retiring stock, entering into sale and leaseback transactions, selling assets, entering into consolidations or mergers, making investments, loans, advances and acquisitions, entering into transactions with affiliates, and amending certain agreements. In addition, New Viad will not be permitted to exceed a certain total debt leverage ratio, and will be required to maintain a certain minimum consolidated net worth and fixed charge ratio.

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF

MONEYGRAM AND NEW VIAD

      New Viad and MoneyGram are each incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides in relevant part as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

      As permitted by Delaware law, each of New Viad and MoneyGram has included in its certificate of incorporation a provision to eliminate the personal liability of its respective directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, each of New Viad’s and MoneyGram’s certificate of incorporation and bylaws provide that the company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

      The Separation and Distribution Agreement is expected to provide for indemnification by New Viad of MoneyGram and its directors, officers and employees for certain liabilities, including liabilities under the Securities Act of 1933.

      Viad and MoneyGram have obtained directors’ and officers’ liability insurance for the benefit of their respective directors and officers.

      In addition, Viad and MoneyGram have entered into or will enter into indemnification agreements with each of their directors. These agreements provide, among other things, that each respective company must, subject to specified exceptions:

•	indemnify each director to the full extent authorized or permitted by applicable law;

•	maintain insurance policies for the benefit of each director that are applicable for so long as the director continues to serve as a director and thereafter for so long as a director is subject to any possible or threatened claim or action relating to the director’s service as a director; and

•	indemnify each director against all expenses, fines, fees and amounts paid in settlement incurred by the director in connection with a threatened, pending or completed action relating to the director’s service as a director.

      In addition, the indemnification agreements provide for procedures for implementing the indemnities described above, including advancement of expenses.

RELATIONSHIP BETWEEN NEW VIAD AND MONEYGRAM

The Separation

      On July 24, 2003, Viad Corp announced a plan to separate its global payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business, will become a subsidiary of MoneyGram International, Inc., a newly formed, wholly-owned subsidiary of Viad Corp, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock.

      In connection with the spin-off, Viad Corp, MoneyGram International, Inc. and Travelers Express Company, Inc. will engage in the following transactions:

•	A newly formed, wholly-owned subsidiary of MoneyGram will be merged with and into Travelers Express Company, Inc., which currently conducts Viad Corp’s global payment services business and is a wholly-owned subsidiary of Viad Corp. As a result of the merger, Travelers Express Company, Inc. will become a wholly-owned subsidiary of MoneyGram International, Inc.

•	Prior to the merger, each of Viad Corp and MoneyGram International, Inc. expect to enter into new credit agreements, as described under “Financing Arrangements of MoneyGram” and “Financing Arrangements of New Viad.” Immediately prior to the spin-off, MoneyGram International, Inc. expects to borrow $150 million under its new credit agreement.

•	In connection with the merger, MoneyGram International, Inc. will pay $150 million to Viad Corp. MoneyGram International, Inc. will fund this payment with the borrowing under its new credit agreement. Viad Corp will use all of the proceeds of this cash payment to repay all or a portion of its outstanding commercial paper (or other similar indebtedness). Viad Corp currently has approximately $170 million of commercial paper outstanding. The amount of the payment from MoneyGram to Viad was determined based on review of historical cash flows, and the near-term and medium-term expected cash flows of MoneyGram and New Viad subsequent to the spin-off, and is intended to ensure that each of Viad and MoneyGram are adequately capitalized and has the appropriate level of cash resources at the time of the separation, while obtaining an investment grade long term credit rating for MoneyGram.

•	In June 2004, Viad Corp repurchased a substantial majority of its outstanding subordinated debentures and medium-term notes, for an aggregate amount of approximately $52.6 million (which includes a tender premium) and amended the indentures governing that indebtedness to eliminate substantially all of the restrictive covenants contained herein. In April 2004, Viad Corp paid $9.0 million to retire certain industrial revenue bonds for which it was responsible. In addition, prior to the merger, Viad Corp expects to redeem its outstanding preferred stock at an aggregate redemption price of $23.7 million. Viad Corp will fund the preferred stock redemption, as well as the repayment of any commercial paper in excess of the $150 million described above, with cash on hand (including funds received from Travelers Express Company, Inc. prior to the merger). The total amount of cash required to fund the repayment of commercial paper and preferred stock redemptions and paid in the debt retirement described above is expected to be approximately $255.4 million.

•	Pursuant to the employee benefits agreement, MoneyGram International, Inc. and Travelers Express Company, Inc. will assume certain employee benefit liabilities of MoneyGram International, Inc. and certain employee benefit plan liabilities of Viad Corp, and in connection with the assumption of liabilities Viad Corp will transfer certain related assets to Travelers Express Company, Inc. See “— Agreements between Viad and MoneyGram — Employee Benefits Agreement.” In connection with the distribution, Viad will pay out approximately $7.25 million of deferred compensation to its current and former corporate employees and current and former employees of its former subsidiaries.

•	Pursuant to the tax sharing agreement, a tax sharing payment of approximately $35.5 million was made on April 1, 2004 by Travelers Express Company, Inc. to Viad Corp in respect of alternative minimum tax credits and general business tax credits.

•	We expect that Viad Corp will incur pre-tax expenses of approximately $18 million, primarily related to investment banking, legal and accounting fees, in order to complete the spin-off and related transactions. Of these expenses, $10.0 million represent fees payable by Viad Corp upon completion of the spin-off under existing agreements. The remaining $8.0 million represent other fees and expenses incurred jointly by MoneyGram International, Inc. and Viad Corp in connection with the spin-off, which fees and expenses MoneyGram International, Inc. and Viad Corp will share equally. As a result, approximately $4.0 million is expected to paid by MoneyGram International, Inc. and $14.0 million is expected to be paid by New Viad.

•	We expect that prior to the merger, Travelers Express Company, Inc. will pay cash dividends to Viad Corp in the amount of net income of Travelers Express Company, Inc. in 2004 to the date of the spin-off, less the amount of dividends already paid in respect of such net income (other than the $7.25 million dividend described below). Travelers Express Company, Inc. expects the amount of this dividend to be approximately $23 million. However, we do not know how Travelers Express Company, Inc.’s business will perform to the date of the spin-off. This dividend is in addition to a $7.25 million dividend Travelers Express Company, Inc. has paid Viad Corp in connection with Viad’s payment of certain deferred compensation liabilities, which amount Viad will use to pay its creditors.

Agreements between Viad and MoneyGram

      For the purpose of governing the relationship between Viad Corp and MoneyGram International, Inc. after the spin-off, Viad and MoneyGram will enter into the various agreements described below.

Separation and Distribution Agreement

      The separation and distribution agreement will provide for, among other things, the principal corporate transactions required to effect the separation of MoneyGram from Viad and the spin-off and other matters governing the relationship between New Viad and MoneyGram following the spin-off.

The Separation

      Subject to specified exceptions described below, the separation and distribution agreement contains provisions designed principally to place or ensure that there remain with MoneyGram (1) the assets and personnel currently involved in the global funds transfer and payment systems business and (2) financial responsibility for known and contingent or unknown liabilities that relate directly to the global funds transfer and payment systems business as conducted on or before the date of the distribution.

      In addition, liabilities of Viad relating to unfunded defined pension benefits (in excess of benefit levels provided under qualified pension plans), certain long-term disability benefits and specified deferred incentive and deferred director obligations described in the employee benefits agreement will be assumed by MoneyGram or a subsidiary and Viad will contribute or transfer to MoneyGram or a subsidiary certain related assets. MoneyGram or a subsidiary will assume and agree to perform and fulfill all of these liabilities in accordance with their respective terms.

      Prior to the effective time of the merger, Viad will offer to purchase all of its outstanding medium-term notes and subordinated debentures at an amount per note or debenture, as applicable, at least equal to the outstanding principal amount (plus accrued and unpaid interest) of each note or debenture, as applicable. Viad will solicit consents from the holders of these notes and debentures to amend the indentures governing this indebtedness to eliminate substantially all of the restrictive covenants from those indentures in the event that not all of the notes or debentures are tendered for repurchase. Viad commenced these offers on May 10, 2004. Viad will retire any notes and debentures repurchased by it. If Viad does not obtain sufficient consents from holders of its subordinated debentures to amend the indenture governing that indebtedness, Viad intends to arrange to have MoneyGram become a co-obligor or guarantor under the subordinated debenture indenture.

      Prior to the effective time of the merger, Viad will also redeem all of the outstanding shares of its preferred stock and MoneyGram will be recapitalized such that the number of shares of MoneyGram common stock outstanding shall equal the number of shares of Viad common stock outstanding at the close of business of the record date for the distribution. Prior to the spin-off, Viad will repay its outstanding commercial paper.

      Viad will not make any representation or warranty as to:

•	the assets, businesses or liabilities transferred or assumed as part of the separation;

•	any consents or approvals required in connection with the transfers; or

•	the freedom from any encumbrance of any assets transferred or to be transferred.

      Except as expressly set forth in any ancillary agreement, all assets to be transferred will be transferred on an “as is,” “where is” basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance was insufficient to vest in the transferee good and marketable title, free and clear of any encumbrance.

The Distribution

      Viad may decide not to complete the distribution if, at any time prior to the distribution, Viad’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Viad or its stockholders. In addition, Viad’s intention to complete the distribution is contingent on the satisfaction of the conditions described below, any of which (other than those set forth in the first, fifth and sixth bullet points below) may be waived by Viad:

•	the merger of Travelers Express Company, Inc. and a subsidiary of MoneyGram International, Inc. must have become effective;

•	any material governmental consents and authorizations necessary for the distribution must have been obtained, without any conditions that would have a material adverse effect on MoneyGram or Viad;

•	all statutory requirements for consummation of the distribution must have been satisfied;

•	the consummation of the distribution must not conflict with or require any consent under any material contract of Viad or MoneyGram and no legal restraint prevents the consummation of the distribution;

•	the distribution must be payable in accordance with applicable law;

•	no injunction or court order and no law or regulation shall be in effect preventing the completion of the distribution;

•	Viad and MoneyGram must have in place new credit agreements that are acceptable to their respective boards of directors, and the Employee Benefits Agreement, the Interim Services Agreement and the Tax Sharing Agreement must be in effect;

•	there shall not have occurred any material adverse effect on the business, assets, liabilities, financial condition, results of operations or prospects of MoneyGram or New Viad, including, among other things, any such effect resulting from or arising in connection with any terrorist attacks or the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other similar calamity or crisis, or any event or circumstance that could reasonably be expected to have an adverse effect on the ruling that Viad received from the IRS that the distribution will qualify as a tax-free distribution for federal income tax purposes; and

•	indications received from the relevant ratings agencies with respect to the expected investment grade long-term credit rating for MoneyGram must not have been revoked or adversely revised.

      MoneyGram and Viad will cooperate to accomplish the spin-off and at Viad’s direction MoneyGram will promptly take any and all actions necessary or desirable to effect the distribution, including, without limitation, the registration under the Securities Act of MoneyGram common stock on an appropriate registration form or forms to be designated by Viad.

Releases and Indemnification

      The separation and distribution agreement provides that outstanding payables between New Viad and MoneyGram, and their respective subsidiaries, will generally be paid in cash immediately prior to the spin-off, and the tax sharing agreement provides that Travelers Express Company, Inc. will make tax sharing payments of an aggregate of approximately $35 million. Except for these matters and matters covered in the tax sharing agreement, the interim services agreement and the employee benefit agreement, the separation and distribution agreement generally provides for a full and complete release and discharge of all liabilities between Viad and MoneyGram, and their respective subsidiaries and affiliates, for events occurring on or prior to the effective time of the merger.

      MoneyGram has agreed in the separation and distribution agreement to indemnify, hold harmless and defend Viad, each of its affiliates and each of their respective directors, officers and employees, from and against:

•	all liabilities for third-party claims relating to the distribution or the service prior to the effective time of the merger of any Viad employee as an officer, director or employee of MoneyGram;

•	liabilities of MoneyGram under the separation and distribution agreement and any ancillary agreement;

•	any material breach by MoneyGram or any of its affiliates of the separation and distribution agreement or any of the ancillary agreements;

•	all losses of Viad and its affiliates relating to or arising out of MoneyGram’s business and employees and the assets and liabilities assumed by MoneyGram under the separation and distribution agreement; and

•	any liability related to any untrue statement of a material fact or omission to state a material fact in this information statement for which Viad is not responsible as set forth below.

      Viad has agreed to indemnify, hold harmless and defend MoneyGram, each of its affiliates and each of their respective directors, officers and employees from and against:

•	all liabilities for third-party claims relating to the distribution or the service prior to the effective time of the merger of any of MoneyGram employees as an officer, director or employee of Viad;

•	all liabilities of Viad under the separation and distribution agreement and any ancillary agreement;

•	any material breach by Viad or any of its affiliates of the separation and distribution agreement or any of the ancillary agreements;

•	all losses of MoneyGram, each of its affiliates and each of their respective directors, officers and employees relating to or arising out of Viad’s business, Viad’s employees and Viad’s assets and liabilities; and

•	any liability related to any untrue statement of a material fact or omission to state a material fact in this information statement related solely to Viad.

      The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Contingent Claims and Insurance

      All pending litigation relating to the global funds transfer and payment systems businesses will be the responsibility of MoneyGram following the distribution. See “Business of New Viad — Legal Proceedings.” MoneyGram will be responsible for obtaining insurance coverage following the completion of the spin-off. As a separate, independent entity, MoneyGram may be unable to obtain insurance coverage to the same extent and on terms as favorable as those available to it prior to the spin-off.

Expenses

      Each of MoneyGram and Viad will pay all third-party fees, costs and expenses paid or incurred by it in connection with the merger and the distribution. These expenses are expected to be approximately $18.0 million in the aggregate, of which New Viad is expected to incur $14.0 million and MoneyGram is expected to incur $4.0 million.

Termination

      The separation and distribution agreement may be terminated (1) at any time prior to the distribution date by Viad, in its sole discretion, if at any time the Viad board determines that the distribution is not in the best interests of Viad or its stockholders or (2) by the mutual consent of Viad and MoneyGram. In the event of a termination of the separation and distribution agreement neither Viad nor MoneyGram will have any liability or further obligation to the other party.

Employee Benefits Agreement

      The employee benefits agreement provides for the allocation of employees, employee benefit plans and associated liabilities and related assets between Viad and MoneyGram. Generally, Viad will remain responsible for compensation and benefit liabilities for employees and former employees assigned to it, and MoneyGram will be responsible for compensation and benefit liabilities for employees and former employees assigned to it. However, there are some exceptions, which are described below.

      The current employees of Viad and its subsidiaries who are on the payroll of MoneyGram and its subsidiaries on the distribution date, plus two individuals currently on the Viad headquarters staff, will be assigned to MoneyGram, and all other current employees will remain with Viad. No employee will be considered to have terminated employment or become entitled to severance pay as a result of the separation of MoneyGram from Viad or any associated employment transfer. Individuals who formerly worked for Viad and its subsidiaries will be considered MoneyGram’s former employees if they were on the payroll of MoneyGram or any of its subsidiaries or former subsidiaries immediately before their employment ended or their employer ceased to be a MoneyGram subsidiary, and all other former employees will be considered former employees of Viad.

      At the time of the distribution, MoneyGram will assume sponsorship of the Viad Retirement Income Plan, which is a qualified pension plan under which all benefit accruals have been frozen. In addition, at the time of the distribution, MoneyGram’s new savings plan will assume all liabilities under the Viad Capital Accumulation Plan and the Viad Employees’ Stock Ownership Plan (the “Viad ESOP”) for benefits of the current and former employees assigned to MoneyGram, and the related trust will receive a transfer of the corresponding account balances. However, the Viad ESOP will retain the liability under the loan outstanding between the Viad ESOP and Wachovia Bank, which is guaranteed by Viad. It is expected that Viad will be substituted for Wachovia as the lender to the Viad ESOP, that the shares of Viad common stock held in the suspense account of the Viad ESOP, which were purchased with the loan, will continue to be allocated to participants in the Viad ESOP as the loan continues to be repaid and that the shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad ESOP will be sold by the trustee of the Viad ESOP and the proceeds reinvested in additional shares of Viad common stock.

      At the time of the distribution, MoneyGram or a subsidiary will assume liability for the benefits of its employees and former employees, as well as certain liabilities for benefits of Viad’s employees and former employees attributable to periods before the distribution under Viad’s supplemental executive retirement plans and the Viad Corp Supplemental TRIM Plan. MoneyGram will retain liability for the benefits of its employees and former employees under the Travelers Express Supplemental Pension Plan. In connection with the distribution, Viad will pay out the balances of its current and former corporate employees and current and former employees of its former subsidiaries under the Viad Corp Deferred Compensation Plan.

      MoneyGram will establish its own plans to provide medical and welfare benefits after the distribution, including retiree medical and life insurance benefits to the former employees assigned to it. In addition, MoneyGram or a subsidiary will also assume all liabilities and for providing executive medical benefits to Mr. Bohannon and certain former executives of Viad and their beneficiaries who are currently receiving these benefits. Effective at the time of the distribution, MoneyGram will establish a flexible spending account plan for its employees and their positive or negative balances from the Viad flexible spending account plan will be transferred to our plan.

      The employee benefits agreement also provides for the treatment of stock options and restricted stock held by current and former employees of MoneyGram as well as current and former Viad employees. Each option to purchase shares of Viad common stock will be adjusted at the time of the distribution to consist of an option to purchase the same number of shares of Viad common stock as before the distribution, plus an option to purchase the same number of shares of MoneyGram common stock. The exercise price of the Viad stock option will be adjusted by multiplying the exercise price of the old stock option by a fraction, the numerator of which is the closing price of a share of Viad common stock on the first trading day after the distribution date (without the right to receive the distribution, and divided by four to reflect the reverse stock split) and the denominator of which is that price plus the closing price of a share of MoneyGram common stock on the first trading day after the distribution date. The exercise price of the MoneyGram stock option will equal the exercise price of the old stock option times a fraction, the numerator of which is the closing price of a share of MoneyGram common stock on the first trading day after the distribution date and the denominator of which is that price plus the closing price of a share of Viad common stock trades on the first trading day after the distribution date (without the right to receive the distribution, and divided by four to reflect the reverse stock split). This will result in two options with a combined intrinsic economic value equal to the intrinsic economic value of the Viad option before taking into account the effect of the distribution. The terms and conditions of the options will generally be the same as those of the pre-distribution Viad stock options, except as explained below. MoneyGram will be obligated to deliver shares of MoneyGram common stock upon exercise of the options on MoneyGram common stock, whether by its employees and former employees or those of Viad. Similarly, Viad will be obligated to deliver shares of Viad common stock upon the exercise of all Viad options. At March 12, 2004, there were outstanding options to purchase approximately 7,990,000 shares of Viad common stock.

      Each holder of a Viad restricted stock award that is outstanding at the time of the distribution will receive the distribution of MoneyGram common stock. These distributed shares will generally be subject to the same vesting conditions as the Viad restricted stock award except as explained below. The performance goals may be adjusted if necessary to reflect the separation of MoneyGram from Viad. If any shares of MoneyGram common stock are forfeited by the holder, whether a MoneyGram employee or a Viad employee, the shares will revert to MoneyGram. Similarly, if any Viad restricted stock is forfeited by the holder, whether a MoneyGram employee or a Viad employee, the shares will revert to Viad.

      The terms and conditions of both restricted stock and options will be further amended as follows. First, for MoneyGram employees, continued employment with MoneyGram and its subsidiaries will be treated in the same manner as employment with Viad. In addition, for both groups of employees, any noncompetition covenants will apply to competition with both MoneyGram and Viad. The change of control provisions will also be amended so that all awards based on Viad stock will vest on a change of control of Viad, all awards based on MoneyGram stock will vest on a change of control of MoneyGram, all awards held by Viad employees will vest on a change of control of Viad, and all awards held by MoneyGram employees will vest on a change of control of MoneyGram.

      The new MoneyGram options and shares of restricted MoneyGram stock issued as a result of the foregoing agreement will be considered issued under the 2004 MoneyGram Omnibus Incentive Plan. See “Management of MoneyGram — 2004 Omnibus Incentive Plan” and “Management of New Viad — Treatment of Viad Options and Restricted Stock.”

      Viad and MoneyGram have agreed that MoneyGram will take all tax deductions relating to the exercise of stock options by, and the vesting of restricted stock held by, employees and former employees of MoneyGram, and Viad will take the deductions arising from options and restricted stock held by its employees and former employees.

      In connection with the distribution, MoneyGram will establish a trust comparable to the Viad Employee Equity Trust to receive the shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, and hold those shares for the benefit of its employees and their beneficiaries. These shares will be used to provide employee benefits.

      Viad and MoneyGram will each be responsible for paying all wages, salaries, bonuses and other compensation and other employment-related liabilities of their respective employees and former employees.

      At the time of the spin-off, MoneyGram or a subsidiary will assume all liabilities under the Deferred Compensation Plan for Directors of Viad for the benefits of Viad’s directors. Viad and MoneyGram will use reasonable best efforts to transfer to MoneyGram or a subsidiary the trust that Viad has established to fund these benefits. In addition, at the time of the distribution, MoneyGram or a subsidiary will become responsible for providing all benefits under the Viad Director’s Charitable Award Program and Viad will transfer to MoneyGram or a subsidiary the life insurance that funds these benefits.

Interim Services Agreement

      MoneyGram and Viad will enter into an interim services agreement prior to the distribution under which Viad will provide specified services to MoneyGram on an interim basis. The principal services to be provided by Viad to MoneyGram include:

•	tax matters services;

•	corporate secretarial services;

•	accounting and finance services;

•	employee benefit, executive compensation and human resources services;

•	insurance advice and consultation services;

•	internal audit services;

•	real estate services;

•	government affairs and public relations services;

•	corporate security services;

•	vendor management services; and

•	insurance accounting and claims processing services.

      The services will generally be provided for a term beginning on the distribution date and expiring on the earlier of two years from the distribution date and the date of termination of all services pursuant to the agreement. The interim services agreement provides that MoneyGram may, at any time after a one year period, request termination of the service upon 90 days’ advance notice to Viad, and, to the extent practicable, the parties will agree to an orderly reduction or phase-out of these services. However, certain services, including real estate services, government affairs and public relations services, corporate security services and vendor management services, may not be terminated prior to the second anniversary of the distribution date without Viad’s consent.

      Viad will charge a fee for services provided, which fee will be determined and allocated according to methods consistent with those in place prior to the distribution.

      Generally, Viad will not be liable to MoneyGram for any failure to perform its obligations under the interim services agreement, except in the case of intentional misconduct or gross negligence. MoneyGram shall indemnify Viad for any liability to any third party arising out of the provision of services.

Tax Sharing Agreement

      Through the distribution date, the results of MoneyGram’s and its subsidiaries’ operations will be included in Viad’s consolidated U.S. federal income tax returns. As part of the separation, MoneyGram will enter into a tax sharing agreement with Viad that provides, among other things, for the allocation between New Viad and MoneyGram of federal, state, local and foreign tax liabilities for all periods through the distribution date. In general, the tax sharing agreement provides that MoneyGram will be liable for all federal, state, local and foreign tax liabilities, including any such liabilities resulting from the audit of or other adjustment to previously filed tax returns, that are attributable to the business of MoneyGram for periods through the distribution date, and that Viad will be responsible for all other of these taxes for periods through the distribution date. Under the tax sharing agreement, prior to the distribution, Travelers Express Company, Inc. will make tax sharing payments of an aggregate of approximately $35 million, in respect of alternative minimum tax credits and general business tax credits. The amount of that payment will be adjusted following the spin-off as tax returns are filed and audits occur.

      Though valid as between the parties thereto, the tax sharing agreement is not binding on the IRS or any state, local, or foreign taxing authority. Further, under Treasury regulations, MoneyGram and its domestic subsidiaries are severally liable (as is Viad and its domestic subsidiaries) to the IRS for any federal income taxes of the consolidated group for pre-distribution periods and for the taxable year of the consolidated group that includes the distribution date. Certain other taxing jurisdictions may have similar several liability rules. The tax sharing agreement does not affect that several liability.

      The tax sharing agreement places restrictions upon each of New Viad and MoneyGram regarding certain sales of assets, certain sales or issuances of additional stock or other securities (including securities convertible into stock) and the entry into certain types of corporate transactions during a restriction period that continues for 24 months after the distribution. Among other matters, the tax sharing agreement generally limits each of New Viad and MoneyGram during the restriction period in connection with their:

•	issuing or selling additional stock or other securities (including securities convertible into stock but excluding certain compensatory arrangements), if, following such issuance or sale, one or more persons will have acquired or will have the right to acquire, directly or indirectly, more than 25 percent (by vote or value) of the outstanding equity securities of New Viad or MoneyGram, in each case from the point in time two years prior to the spin-off to the date immediately following such issuance or sale;

•	selling, transferring, or otherwise disposing of or agreeing to dispose of assets (including shares of capital stock of a subsidiary and any transaction treated for tax purposes as a sale, transfer or disposition) that, in the aggregate, constitute (1) more than 60 percent of the gross assets of New Viad or MoneyGram or (2) more than 60 percent of the consolidated gross assets of the New Viad affiliated group or the MoneyGram affiliated group (in each case excluding sales, transfers or dispositions of assets in the ordinary course of business); and

•	soliciting or entering into any other corporate transaction that would cause either New Viad or MoneyGram to undergo a 40 percent or greater change in stock ownership.

      The tax sharing agreement permits each of New Viad and MoneyGram to take certain actions that are otherwise restricted if Viad obtains an acceptable supplemental ruling from the IRS that such actions will not cause the distribution or certain other internal restructuring transactions to be taxable. Alternatively, in lieu of obtaining this supplemental ruling from the IRS, in certain situations the tax sharing agreement permits each of New Viad and MoneyGram to proceed with a transaction that would be prohibited by a specific restriction if either New Viad or MoneyGram obtains an unqualified opinion, acceptable to the other party in its sole and absolute discretion, of nationally recognized tax counsel to the effect that the transaction will not affect the treatment of the distribution or certain internal restructurings under Sections 355 and 368(a)(1)(D) of the Code.

      The tax sharing agreement provides that if either MoneyGram or New Viad takes or fails to take any action (or permits any of their respective affiliates to take or fail to take any action) that causes the distribution to be taxable, or if there is an acquisition of the equity securities or assets of either party (or equity securities or assets of any member of that party’s group) that causes the distribution to be taxable, that party will be required to indemnify the other party for any resulting taxes and related losses. That indemnification requirement applies even if an acceptable opinion or a supplemental ruling is obtained. In the event that the distribution were taxable to Viad, Viad would recognize gain equal to the excess, if any, of the fair market value of MoneyGram common stock distributed on the distribution date over Viad’s tax basis in MoneyGram common stock, and Viad would have to pay tax on that gain. This corporate-level tax would be substantial.

WHERE YOU CAN FIND MORE INFORMATION ABOUT MONEYGRAM

      MoneyGram has filed a registration statement on Form 10 with the SEC with respect to the shares of MoneyGram common stock that Viad stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to MoneyGram and the distribution, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

      After the distribution, MoneyGram will file annual, quarterly and special reports, proxy statements and other information with the SEC. MoneyGram intends to furnish its stockholders with annual reports containing financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

      MoneyGram maintains an internet site at www.moneygram.com. MoneyGram’s website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement.

WHERE YOU CAN FIND MORE INFORMATION ABOUT NEW VIAD

      Viad is, and New Viad will continue to be, a publicly traded company under the Securities Exchange Act of 1934, as amended, and therefore subject to the information requirements of the Exchange Act. As a result, Viad files, and New Viad will continue to file, reports, proxy statements and other information with the SEC. This information statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

      Viad maintains an internet site at www.viad.com. Viad’s website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Viad Corp:

      We have audited the accompanying consolidated balance sheets of Viad Corp and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, cash flows, and common stock and other equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Viad Corp and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 7 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

      As discussed in Note 20 to the consolidated financial statements in March 2004 the Company completed the sale of Game Financial Corporation. The results of operations of Game Financial Corporation prior to the disposition are included in income from discontinued operations in the accompanying consolidated financial statements.

Deloitte & Touche LLP

Phoenix, Arizona

March 8, 2004
May 14, 2004 as to the effects of discontinued operations discussed in Note 20.

VIAD CORP

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(in thousands, except share
	data)
ASSETS
Current assets:
Cash and cash equivalents	$63,853	$57,219
Other investments in securities	99,230	246,338
Receivables, net	45,915	50,818
Inventories	35,768	41,839
Deferred income taxes	45,485	55,747
Other current assets	34,831	35,366

	325,082	487,327
Funds, agent receivables and current maturities of investments substantially restricted for payment service obligations (Note 1)	1,821,020	1,904,015

Total current assets	2,146,102	2,391,342
Investments substantially restricted for payment service obligations (Note 1)	5,975,213	6,268,080
Property and equipment, net	250,787	248,099
Other investments and assets	63,431	58,079
Deferred income taxes	101,571	125,894
Goodwill	652,213	549,461
Other intangible assets, net	32,838	34,474

Total Assets	$9,222,155	$9,675,429

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$57,710	$63,188
Other current liabilities	211,097	230,857
Current portion of long-term debt	21,211	103,995

	290,018	398,040
Payment service obligations	7,525,796	7,945,760

Total current liabilities	7,815,814	8,343,800
Long-term debt	230,232	257,662
Pension and other postretirement benefits	122,703	110,895
Derivative financial instruments	71,093	126,527
Other deferred items and insurance liabilities	122,132	133,288
$4.75 Preferred stock subject to mandatory redemption (Note 11)	6,733	6,704
Commitments and contingencies (Notes 16 and 17)
Minority interests	3,611	18,659
Common stock and other equity:
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 shares issued	149,610	149,610
Additional capital	218,783	215,872
Retained income	863,944	781,441
Unearned employee benefits and other	(58,026)	(66,143)
Accumulated other comprehensive income (loss):
Unrealized gain on available-for-sale securities	105,263	91,640
Unrealized loss on derivative financial instruments	(106,471)	(150,557)
Cumulative foreign currency translation adjustments	12,387	(9,655)
Minimum pension liability adjustment	(42,749)	(34,274)
Common stock in treasury, at cost, 11,382,364 and 11,638,090 shares	(292,904)	(300,040)

Total common stock and other equity	849,837	677,894

Total Liabilities and Stockholders’ Equity	$9,222,155	$9,675,429

See Notes to Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,

	2003	2002	2001

	(in thousands, except per share data)
Revenues:
Convention show services	$521,433	$568,301	$604,148
Payment services transaction fees	419,003	365,636	322,128
Payment services investment income	318,221	342,055	313,432
Exhibit design and construction	195,832	217,932	279,896
Travel and recreation services	53,203	58,253	61,453

Total revenues	1,507,692	1,552,177	1,581,057

Costs and expenses:
Costs of services	1,146,417	1,165,574	1,138,156
Costs of products sold	193,986	215,144	280,050
Corporate activities	12,571	17,114	12,029
Other investment income	(2,922)	(10,531)	(5,652)
Interest expense	8,777	19,268	25,936
Restructuring charges (recoveries)	(5,015)	18,944	62,346
Litigation settlement and costs	—	—	29,274
Other charges	—	—	5,000
Minority interests	110	5,636	1,326

Total costs and expenses	1,353,924	1,431,149	1,548,465

Income before income taxes	153,768	121,028	32,592
Income tax expense (benefit)	43,240	27,980	(9,790)

Income from continuing operations	110,528	93,048	42,382
Income from discontinued operations, net of tax	3,374	2,577	4,106
Changes in accounting principles, net of tax	—	(37,739)	(1,884)

Net income	$113,902	$57,886	$44,604

Diluted income per common share
Income from continuing operations	$1.27	$1.06	$0.48
Income from discontinued operations, net of tax	0.04	0.03	0.04
Changes in accounting principles, net of tax	—	(0.44)	(0.02)

Net income per common share	$1.31	$0.65	$0.50

Average outstanding and potentially dilutive common shares	86,619	86,716	86,322

Basic income per common share
Income from continuing operations	$1.27	$1.07	$0.48
Income from discontinued operations, net of tax	0.04	0.03	0.05
Changes in accounting principles, net of tax	—	(0.44)	(0.02)

Net income per common share	$1.31	$0.66	$0.51

Average outstanding common shares	86,223	86,178	85,503

Dividends declared per common share	$0.36	$0.36	$0.36

See Notes to Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Net income	$113,902	$57,886	$44,604

Other comprehensive income (loss):
Unrealized gains on available-for-sale securities:
Statement of Financial Accounting Standards (“SFAS”) No. 133 transition adjustment, effective January 1, 2001, resulting from the transfer of securities classified as held-to-maturity to securities classified as available-for-sale, net of tax expense of $2,412	—	—	3,772
Reclassification of securities from held-to-maturity to available-for-sale, net of tax expense of $19,732	30,222	—	—
Holding gains (losses) arising during the period, net of tax expense (benefit) of $(1,627), $45,067 and $21,768	(2,545)	70,491	34,049
Reclassification adjustment for net realized gains included in net income, net of tax expense of $8,985, $6,435 and $4,643	(14,054)	(10,065)	(7,263)

	13,623	60,426	30,558

Unrealized gains (losses) on derivative financial instruments:
Cumulative effect of transition adjustment upon initial application of SFAS No. 133 on January 1, 2001, net of tax benefit of $4,796	—	—	(7,501)
Holding losses arising during the period, net of tax benefit of $25,965, $113,994 and $50,428	(40,612)	(178,299)	(78,874)
Net reclassifications from other comprehensive income to net income, net of tax benefit of $54,151, $52,182 and $20,779	84,698	81,617	32,500

	44,086	(96,682)	(53,875)

Unrealized foreign currency translation gains (losses)	22,042	3,556	(4,599)

Minimum pension liability adjustment, net of tax benefit of $5,418, $11,057 and $6,432	(8,475)	(20,535)	(11,944)

Other comprehensive income (loss)	71,276	(53,235)	(39,860)

Comprehensive income	$185,178	$4,651	$4,744

See Notes to Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Cash flows from operating activities
Net income	$113,902	$57,886	$44,604
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	49,795	50,686	67,968
Deferred income taxes	30,188	(5,484)	(40,935)
Income from discontinued operations, net of tax	(3,374)	(2,577)	(4,106)
Changes in accounting principles	—	40,000	2,989
Restructuring charges (recoveries) and other items	(5,015)	18,944	96,620
Investment impairment charges and adjustments	32,192	28,879	7,368
Gains on dispositions of businesses, property and investments	(23,944)	(18,097)	(12,277)
Amortization of investment premiums	38,242	4,351	292
Other noncash items, net	8,095	7,009	9,914
Change in operating assets and liabilities:
Receivables	2,201	7,176	38,291
Inventories	6,071	10,982	10,794
Accounts payable	(5,478)	2,275	(20,233)
Restructuring liability (cash payments)	(9,357)	(15,324)	(10,854)
Other assets and liabilities, net	(40,699)	32,448	26,962

	192,819	219,154	217,397
Change in payment service assets and obligations, net	(365,703)	794,243	1,774,193

Net cash provided by (used in) operating activities	(172,884)	1,013,397	1,991,590

Cash flows from investing activities
Capital expenditures	(42,663)	(40,227)	(49,783)
Acquisitions of businesses, net of cash acquired	(98,145)	—	(865)
Proceeds from dispositions of businesses, property and other assets	1,847	3,040	1,040
Proceeds from sales and maturities of available-for-sale securities	5,071,093	2,494,238	2,074,719
Proceeds from maturities of held-to-maturity securities	283,690	745,387	464,608
Purchases of available-for-sale securities	(4,888,918)	(3,341,956)	(3,527,968)
Purchases of held-to-maturity securities	—	(775,670)	(848,823)

Net cash provided by (used in) investing activities	326,904	(915,188)	(1,887,072)

Cash flows from financing activities
Payments on long-term borrowings	(105,437)	(44,039)	(68,316)
Net change in short-term borrowings	(5,000)	6,543	18,288
Dividends paid on common and preferred stock	(31,603)	(32,149)	(31,995)
Dividend paid to minority interest	(8,115)	—	—
Proceeds from exercise of stock options	3,745	10,371	16,422
Purchases of common stock for treasury	(976)	(28,309)	(34,622)

Net cash used in financing activities	(147,386)	(87,583)	(100,223)

Net increase in cash and cash equivalents	6,634	10,626	4,295
Cash and cash equivalents, beginning of year	57,219	46,593	42,298

Cash and cash equivalents, end of year	$63,853	$57,219	$46,593

Supplemental disclosure of cash flow information
Cash paid (refunded) during the year for:
Income taxes	$27,692	$9,661	$(16,429)

Interest	$13,516	$18,569	$27,118

See Notes to Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF COMMON STOCK AND OTHER EQUITY

				Unearned	Accumulated
				Employee	Other	Common
	Common	Additional	Retained	Benefits	Comprehensive	Stock in
	Stock	Capital	Income	and Other	Income (Loss)	Treasury	Total

	(in thousands)
Balance, December 31, 2000	$149,610	$245,634	$742,615	$(94,804)	$(9,751)	$(282,574)	$750,730
Transition adjustment, effective January 1, 2001, upon initial application of SFAS No. 133	—	—	—	—	(3,729)	—	(3,729)
Net income	—	—	44,604	—	—	—	44,604
Dividends on common and preferred stock	—	—	(31,995)	—	—	—	(31,995)
Employee benefit plans	—	(23,009)	—	14,230	—	34,149	25,370
Employee Equity Trust adjustment to market value	—	2,378	—	(2,378)	—	—	—
Treasury shares acquired	—	—	—	—	—	(34,622)	(34,622)
Unrealized foreign currency translation adjustment	—	—	—	—	(4,599)	—	(4,599)
Unrealized gain on available-for-sale securities	—	—	—	—	26,786	—	26,786
Unrealized loss on derivative financial instruments	—	—	—	—	(46,374)	—	(46,374)
Minimum pension liability adjustment	—	—	—	—	(11,944)	—	(11,944)
Other, net	—	—	254	—	—	—	254

Balance, December 31, 2001	149,610	225,003	755,478	(82,952)	(49,611)	(283,047)	714,481
Net income	—	—	57,886	—	—	—	57,886
Dividends on common and preferred stock	—	—	(32,149)	—	—	—	(32,149)
Employee benefit plans	—	(7,884)	—	15,567	—	11,311	18,994
Employee Equity Trust adjustment to market value	—	(1,242)	—	1,242	—	—	—
Treasury shares acquired	—	—	—	—	—	(28,309)	(28,309)
Unrealized foreign currency translation adjustment	—	—	—	—	3,556	—	3,556
Unrealized gain on available-for-sale securities	—	—	—	—	60,426	—	60,426
Unrealized loss on derivative financial instruments	—	—	—	—	(96,682)	—	(96,682)
Minimum pension liability adjustment	—	—	—	—	(20,535)	—	(20,535)
Other, net	—	(5)	226	—	—	5	226

Balance, December 31, 2002	149,610	215,872	781,441	(66,143)	(102,846)	(300,040)	677,894
Net income	—	—	113,902	—	—	—	113,902
Dividends on common and preferred stock	—	—	(31,603)	—	—	—	(31,603)
Employee benefit plans	—	(2,404)	—	8,551	—	8,112	14,259
Employee Equity Trust adjustment to market value	—	5,315	—	(5,315)	—	—	—
Treasury shares acquired	—	—	—	—	—	(976)	(976)
Unrealized foreign currency translation adjustment	—	—	—	—	22,042	—	22,042
Unrealized gain on available-for-sale securities	—	—	—	—	13,623	—	13,623
Unrealized gain on derivative financial instruments	—	—	—	—	44,086	—	44,086
Minimum pension liability adjustment	—	—	—	—	(8,475)	—	(8,475)
Contribution to Viad Corp Medical Plan Trust	—	—	—	4,881	—	—	4,881
Other, net	—	—	204	—	—	—	204

Balance, December 31, 2003	$149,610	$218,783	$863,944	$(58,026)	$(31,570)	$(292,904)	$849,837

See Notes to Consolidated Financial Statements.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Note 1.	Summary of Significant Accounting Policies

Nature of Business

      Viad Corp (“Viad” or the “Company”) is comprised of operating companies and a division which operate in two principal business segments: Payment Services and Convention and Event Services. The Payment Services segment issues and processes money orders, official checks and share drafts and provides same-day bill payment services throughout the United States. The segment also provides money transfer services throughout the world. The primary sources of revenue in the Payment Services segment are transaction fees and investment income generated from the investment of funds underlying the payment transactions (float income). Investment income is core to the earnings process of the Payment Services segment and is an ongoing major and central operation of this segment. The Convention and Event Services segment provides convention show services including transportation, installation, dismantling and management services to trade associations, show management companies and exhibitors throughout North America. The segment also provides design, construction, installation and warehousing of convention and tradeshow exhibits and displays to customers primarily in the United States and to a lesser extent in certain foreign locations. Viad also operates travel and recreation businesses in the northern United States and Canada.

      On July 24, 2003, Viad announced a plan to separate its payment services business from its other businesses by means of a tax-free spin-off transaction. To effect the separation, Travelers Express Company, Inc. (“Travelers Express”), a wholly-owned subsidiary of Viad conducting the Company’s payment services business, will become a subsidiary of MoneyGram International, Inc. (“MoneyGram”), a newly formed, wholly-owned subsidiary of Viad, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. Therefore, at the time of the spin-off, the business of MoneyGram will consist solely of what is presently Viad’s Payment Services segment. The remaining businesses of Viad, which will be referred to as “New Viad,” will consist solely of convention show services, exhibit design and construction, and travel and recreation services as well as Viad’s centralized corporate functions located in Phoenix, Arizona. The spin-off and related transactions are subject to a number of conditions including the receipt of a ruling from the Internal Revenue Service that the spin-off will qualify as a tax-free transaction, confirmation that the long-term debt of MoneyGram will have an investment grade rating, availability of satisfactory banking and credit arrangements for MoneyGram and New Viad and final approval of the board of directors of Viad. On December 29, 2003, MoneyGram filed a preliminary registration statement on Form 10 with the Securities and Exchange Commission relating to the proposed spin-off. On February 11, 2004, Viad announced that it had received a favorable private letter ruling from the Internal Revenue Service confirming that the proposed spin-off will qualify as tax-free to Viad and its stockholders. Management expects that the spin-off will occur during the second quarter of 2004. There can be no assurance that the spin-off transaction will be completed.

      Notwithstanding the legal form of the spin-off, due to the relative significance of MoneyGram to Viad, MoneyGram will be considered the divesting entity and treated as the “accounting successor” to Viad for financial reporting purposes in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-11, “Accounting for Reverse Spin-offs.” The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions.” Accordingly, the spin-off will be accounted for based upon the recorded amounts of the net assets to be divested. MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad after reduction, if appropriate, for any indicated impairment of value. Management currently believes there is no indicated impairment of value of the net assets of New Viad. Furthermore, if the spin-off transaction were to occur, MoneyGram would report the historical results of operations (subject to certain adjustments) of New Viad in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, such presentation is not allowed until the date of the spin-off.

      For purposes of, among other things, governing certain of the ongoing relations between MoneyGram and New Viad as a result of the spin-off, as well as to allocate certain tax, employee benefit and other liabilities arising prior to the spin-off, the companies will enter into various agreements, including a Separation and Distribution Agreement, Tax Sharing Agreement, Employee Benefits Agreement and Interim Services Agreement. Pursuant to the Employee Benefits Agreement, among other things, MoneyGram will establish a trust comparable to the Viad Employee Equity Trust to receive the shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, and hold shares for the benefit of its employees and their beneficiaries. These shares will be used to provide employee benefits.

      Pursuant to the Employee Benefits Agreement, each option to purchase shares of Viad common stock will be converted to an adjusted option to purchase the same number of shares of Viad common stock and a new option to purchase the same number of shares of MoneyGram common stock. The exercise price will be adjusted so that the two options have a combined intrinsic value equal to the intrinsic value of the Viad option before taking into account the effect of the distribution. The options will otherwise continue to become exercisable on substantially the same terms and conditions set forth in the original Viad benefit plans, except as otherwise provided in the Employee Benefits Agreement. Each holder of Viad restricted stock will receive a share of MoneyGram restricted stock in the distribution which will be subject to the same vesting requirements, except as otherwise provided in the Employee Benefits Agreement.

Principles of Consolidation

      The consolidated financial statements include the accounts of Viad and all of its wholly-owned subsidiaries. The consolidated financial statements also include the accounts of MoneyGram International Limited (“MIL”), which was a majority-owned subsidiary prior to the acquisition of the remaining minority interest by the Company in January 2003. All significant intercompany account balances and transactions between Viad and its subsidiaries have been eliminated in consolidation.

      Viad’s Payment Services segment participates in various trust arrangements (special-purpose entities) related to structured investments within its investment portfolio, official check processing agreements with financial institutions, and the sale of certain receivables. Certain structured investments owned by Viad represent beneficial interests in grantor trusts or other similar entities. These trusts typically contain an investment grade security, generally a U.S. Treasury strip, and an investment in the residual interest in a collateralized debt obligation, or in some cases, a limited partnership interest. For certain of these trusts, Payment Services owns the majority of the beneficial interests, and therefore, consolidates those trusts by recording and accounting for the assets of the trust separately in Viad’s consolidated financial statements.

      In connection with its PrimeLink business, the Payment Services segment has established separate trust entities and processes that provide certain financial institution customers additional assurance of the Company’s ability to clear their official checks. The assets, liabilities, revenues and expenses associated with these arrangements are consolidated in Viad’s financial statements. Additionally, the Payment Services segment has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from its money order agents. These receivables are sold to a commercial paper conduit and represent a small percentage of the total assets in such conduit. Viad’s rights and obligations are limited to the receivables transferred, and are accounted for as a sales transaction under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The assets and liabilities associated with the conduit, including the sold receivables, are not recorded or consolidated in Viad’s financial statements.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions include, but are not limited to:

•	Estimated fair value of Viad’s reporting units used to perform annual impairment testing of recorded goodwill

•	Estimated provisions for losses related to self-insured liability claims

•	Projected benefit obligations and expense associated with pension and postretirement benefit plans

•	Estimated fair value of financial instruments, including the identification of other-than-temporary declines in the value of securities

•	Estimated fair value of derivative financial instruments

Actual results could differ from these and other estimates.

Reclassifications

      Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation.

Cash and Cash Equivalents

      Viad considers all highly liquid investments with original maturities when purchased of three months or less to be cash equivalents. Certain cash equivalents are classified in the consolidated balance sheets as “Other investments in securities” based on their intended use. See Note 4.

Other Investments in Securities

      Viad’s corporate investment securities (excluding securities held by Viad’s Payment Services subsidiaries) are included in the consolidated balance sheets under the caption, “Other investments in securities.” This caption includes money market funds and other investments. These other investments are classified as available-for-sale and reported at fair market value with unrealized gains and losses, net of tax, included in the consolidated balance sheets as a component of “Accumulated other comprehensive income (loss).” Interest and other income on these investments are included in the consolidated statements of income as “Other investment income.” The specific identification method is used to determine the cost basis of securities sold.

Investments Substantially Restricted for Payment Service Obligations

      Viad’s Payment Services subsidiaries generate funds from the sale of official checks, money orders and other payment instruments, with the related liabilities classified in the consolidated balance sheets as “Payment service obligations.” Substantially all of the proceeds of such sales are invested in permissible securities, principally high-quality debt instruments. The Payment Services segment is regulated by various state agencies, which generally require the Payment Services segment to maintain liquid assets and investments with an investment rating of A or higher, in an amount generally equal to the payment service obligation for regulated payment instruments such as teller and agent checks, money orders and money transfers. The Payment Services segment is not regulated by state agencies for its payment service obligations resulting from outstanding cashiers checks, however, the Payment Services segment restricts the funds related to these payment instruments due to contractual arrangements. Due to these regulations and contractual arrangements, a substantial amount of investments, along with the related cash and funds in transit, are not available to satisfy working capital or other

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financing requirements of the Payment Services segment. Investment securities are included in the consolidated balance sheets under the caption, “Investments substantially restricted for payment service obligations.” Certain additional assets of the Payment Services subsidiaries relating to payment service obligations, including cash, funds in transit from agents, and securities expected to be sold or maturing within one year, are included under the caption, “Funds, agent receivables and current maturities of investments substantially restricted for payment service obligations.” The Payment Services segment has restricted funds equal to payment service obligations and unrestricted funds, agents receivables and investments to the extent those assets exceed all payment service obligations. The following table shows the amount of those assets restricted for payment service obligations and excess unrestricted assets at December 31:

	2003	2002

	(in thousands)
Funds, agent receivables and current maturities of investments	$1,821,020	$1,904,015
Investments(1)	5,973,498	6,268,080

	7,794,518	8,172,095
Amount restricted to cover payment service obligations(2)	(7,421,480)	(7,825,954)

Unrestricted assets	$373,038	$346,141

(1)	Amount excludes the long-term portion of derivative financial instruments of $1.7 million at December 31, 2003 which is included in the consolidated balance sheets under the caption “Investments substantially restricted for payment service obligations.”

(2)	Amount excludes the current liability portions of derivative financial instruments of $104.3 million and $119.8 million at December 31, 2003 and 2002, respectively, which are included in the consolidated balance sheets under the caption “Payment service obligations.”

      At December 31, 2003, all investment securities substantially restricted for payment service obligations were classified as available-for-sale as they are held for indefinite periods of time, including those which may be sold to assist in the clearing of payment service obligations or in the management of investments. These securities are reported at fair market value with unrealized gains and losses, net of tax, included in the consolidated balance sheets as a component of “Accumulated other comprehensive income (loss).” Securities classified as held-to-maturity consist of securities that management has the ability and intent to hold to maturity and are reported at amortized cost. The specific identification method is used to determine the cost basis of securities sold. Interest income and realized gains and losses on the disposition of these investments are included in the consolidated statements of income as “Payment services investment income.”

      Viad’s investments consist primarily of mortgage-backed securities, other asset-backed securities, state and municipal government obligations and corporate debt securities. Other asset-backed securities are collateralized by various types of loans and leases, including home equity, corporate, manufactured housing, credit card, and airline. Interest income on mortgage-backed and other asset-backed securities for which the risk of credit loss is deemed remote is recorded utilizing the level yield method. Changes in estimated cash flows, both positive and negative, are accounted for with retrospective changes to the carrying value of investments in order to maintain a level yield over the life of the investment. Interest income on mortgage and other asset-backed investments for which risk of credit loss is not deemed remote is recorded under the prospective method in accordance with EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” EITF Issue No. 99-20 requires that such changes be accounted for prospectively as adjustments of yield.

      Securities with gross unrealized losses at the consolidated balance sheet date are subjected to the Company’s process for identifying other-than-temporary impairments in accordance with SFAS No. 115, “Accounting For Certain Investments in Debt and Equity Securities,” and EITF Issue No. 99-20. The Company writes down to fair

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value securities that it deems to be other-then-temporarily impaired in the period the securities are deemed to be impaired. Under SFAS No. 115, the assessment of whether such impairment has occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for recovery. The Company evaluates investments rated A and below for impairment under EITF Issue No. 99-20. When an adverse change in expected cash flows occurs and if the fair value of a security is less that its carrying value, the investment is written down to fair value. Any impairment charges are included in the consolidated statement of income under “Payment services investment income.” Fair value is generally based on quoted market prices. However, certain investment securities are not readily marketable. As a result, the carrying value of these investments is based on cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments.

      As described in Note 9, a Payment Services subsidiary uses swap agreements to fix the rate on a substantial portion of the variable rate commission payments to its financial institution customers of its PrimeLink product and the net proceeds of selling receivables from its bill payment and money order agents. The swap agreements effectively convert such variable rates to fixed rates. The fair value of such swap agreements generally increases when market values of fixed rate, long-term debt investments decline and vice versa. The reported fair value of these derivative financial instruments represents the estimated amount that Viad would pay to counterparties to terminate the swap agreements.

      Normally, the swap agreements will not be terminated prior to maturity, nor is there any requirement to sell long-term debt securities prior to maturity, as the funds flow from ongoing sales of money orders and other payment instruments and funds from maturing short-term and long-term investments are expected to be adequate to settle payment service obligations as they are presented. In addition, Viad’s Payment Services subsidiaries have various lines of credit, overdraft facilities and reverse repurchase agreements totaling $2.1 billion available to assist in the management of investments and the clearing of payment service obligations. Amounts outstanding under reverse repurchase agreements are required to be collateralized by securities. At December 31, 2003, $2.0 million was outstanding under an overdraft facility. No amounts were outstanding under these arrangements at December 31, 2002.

     Inventories

      Inventories, which consist primarily of exhibit design and construction materials and supplies used in providing convention show services, are stated at the lower of cost (first-in, first-out and specific identification methods) or market.

     Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation and any impairment write-downs pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets: buildings, 15 to 40 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the lease term or useful life.

     Goodwill and Other Intangible Assets

      Effective January 1, 2002, goodwill is no longer amortized but instead is subject to periodic impairment testing in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” See Note 7. Intangible assets with finite lives are stated at cost, net of accumulated amortization and are tested for impairment in accordance with SFAS No. 144. These assets are amortized on the straight-line method over the estimated useful lives or

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

periods of expected benefit, but not in excess of 20 years. Intangible assets with indefinite lives are no longer amortized but instead are subject to periodic impairment testing in accordance with SFAS No. 142.

     Incentive and Other Upfront Payments

      Viad’s Payment Services subsidiaries make incentive payments to certain money order and money transfer agents and financial institution customers of its PrimeLink products to enter into long-term contracts. Payments made are generally refundable in the event of non-performance or cancellation. These payments are deferred and amortized over the life of the related agent or financial institution contracts as management is satisfied that such costs are recoverable through future operations, minimums, penalties or refunds in case of early termination. Amortization expense associated with these payments is recorded under the caption “Costs of services” in the consolidated statements of income.

      Certain upfront payments incurred by Viad’s Convention and Event Services segment in connection with long-term contracts consist of incentive fees and prepaid commissions and are amortized over the life of the related contract. Incentive and other upfront payments are classified on the consolidated balance sheets under the caption, “Other current assets” for the current portion and “Other investments and assets” for the non-current portion.

      Viad reviews the carrying values of its incentive and other upfront payments for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable in accordance with the provisions of SFAS No. 144. Incentive and other upfront payments which become refundable are recorded as accounts receivable and evaluated for collectibility in accordance with Viad’s credit policies.

     Insurance Liabilities

      Viad is self-insured up to certain limits for workers’ compensation, automobile, product and general liability, property loss and medical claims. Viad has also retained and provided for certain insurance liabilities in conjunction with the sales of businesses. Provisions for losses for claims incurred, including estimated claims incurred but not yet reported, are made based on Viad’s prior historical experience, claims frequency and other factors. Viad has purchased insurance for amounts in excess of the self-insured levels.

     Derivative Financial Instruments

      Viad uses derivative financial instruments as part of its risk management strategy to manage exposure to fluctuations in interest and foreign currency rates. Derivatives are not used for speculative purposes. Viad records derivative financial instruments in the consolidated balance sheets as assets or liabilities at fair value. Amounts receivable or payable under derivative swap agreements used to hedge exposure of interest rate changes on variable rate commission payments and net proceeds from agent receivables sales are accrued and recognized as an adjustment to the expense of the related transaction. The derivatives are recorded as either assets or liabilities on the balance sheet at fair value, with the change in fair value recognized in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivatives that do not qualify as hedges are reflected at fair value, with changes in value recognized through earnings. Forward derivative contracts used to hedge assets and liabilities denominated in foreign currencies are recorded on the consolidated balance sheets at fair value, with the change in fair value reflected in earnings. The effect of changes in foreign exchange rates on the foreign-denominated receivables and payables, net of the effect of the related forward contracts, was not significant.

     Fair Value of Financial Instruments

      The carrying values of cash and cash equivalents, receivables, accounts payable and payment service obligations approximate fair value due to the short-term maturities of these instruments. The fair value of

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investments in debt and equity securities is disclosed in Notes 4 and 5. The estimated fair value of debt and derivative financial instruments is disclosed in Notes 8 and 9, respectively. Considerable judgment is required in interpreting market data and assumptions used to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts that Viad could realize in a current market exchange. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

     Revenue Recognition

      Viad’s revenue recognition policies are as follows:

      The Payment Services segment derives revenues primarily through transaction fees charged to consumers on the sale of money transfers, retail money order and bill payment products and through investment income earned on investments substantially restricted for the settlement of payment service obligations (primarily official checks and money orders). Transaction fees are nonrefundable and are recognized in the period the item is sold.

      Investment income is recognized as it is earned and includes investment interest and dividends, realized gains and losses on the sale of investments and impairments. Viad includes investment income on investments substantially restricted for payment service obligations in revenues as the generation of investment income is core to the earnings process of its Payment Services segment and is an ongoing major and central operation of this segment.

      The Payment Services segment also earns foreign exchange revenue from the management of foreign exchange spreads (as a percentage of face value of the transaction) on international money transfer transactions. Foreign exchange revenue is recognized at the time the exchange in funds occurs and is classified as “Payment services transaction fees” in the consolidated statements of income.

      The Convention and Event Services segment derives revenues primarily by providing show services to vendors at conventions and from the design, construction and refurbishment of exhibit booths. Service revenue is recognized at the time services are performed. Exhibit design and construction revenue is generally accounted for using the completed-contract method as contracts are typically completed within three months of contract signing.

      Viad’s Travel and Recreation Services businesses recognize revenues at the time services are performed.

     Stock-Based Compensation

      As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” Viad uses the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Assuming Viad had recognized compensation cost for stock options and performance-based stock awards in accordance with the fair value method of accounting defined in SFAS No. 123, net income and diluted and basic income per share would be as presented in the table below. Compensation cost calculated under SFAS No. 123 is recognized ratably over the vesting period and is net of estimated forfeitures and tax effects.

	2003	2002	2001

	(in thousands, except per share data)
Net income, as reported	$113,902	$57,886	$44,604
Plus: stock-based employee compensation expense recorded under APB Opinion No. 25, net of tax	248	(126)	787
Less: stock-based employee compensation expense determined under the fair value method, net of tax	(6,494)	(7,490)	(6,762)

Pro forma net income	$107,656	$50,270	$38,629

Diluted income per share:
As reported	$1.31	$0.65	$0.50

Pro forma	$1.24	$0.57	$0.44

Basic income per share:
As reported	$1.31	$0.66	$0.51

Pro forma	$1.24	$0.57	$0.44

      For purposes of applying SFAS No. 123, the estimated fair value of stock options granted during 2003, 2002, and 2001 was $5.33, $8.47, and $7.25 per share, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001

Expected dividend yield	1.8%	1.3%	1.5%
Expected volatility	30.4%	30.1%	30.4%
Risk-free interest rate	2.66%	4.92%	4.80%
Expected life	5 years	5 years	5 years

Income Per Common Share

      Viad funds its matching contributions to employees’ 401(k) plans through a leveraged Employee Stock Ownership Plan (“ESOP”). ESOP shares are treated as outstanding for income per share calculations. The Employee Equity Trust (the “Trust”) is used to fund certain existing employee compensation and benefit plans. Shares held by the Trust are not considered outstanding for income per share calculations until the shares are released from the Trust.

Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” effective for Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Viad’s Convention and Event Services segment derives revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Exhibit design and construction revenue is generally accounted for using the completed contract method as contracts are typically completed within three months of contract signing. The

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adoption of EITF Issue No. 00-21 did not have a material impact on Viad’s financial position or results of operations.

      In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. Viad’s guarantees principally relate to a parent’s guarantee of a subsidiary’s obligations to a third party and would, therefore, be excluded from liability recognition at inception. The required disclosures pursuant to FIN 45 are included in the notes to consolidated financial statements. The adoption of FIN 45 did not have a material impact on Viad’s financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 was effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation originally applied in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In October 2003, the FASB issued Staff Position (“FSP”) 46-6, which delayed the effective application date of FIN 46 for those interests until the end of the first interim or annual period ending after December 15, 2003. In December 2003, the FASB issued FIN 46R, which clarifies definitions and the application of the requirements included in FIN 46. Prior to the adoption of FIN 46R, Viad changed the structure of two of its investments in collateralized debt obligations which would have otherwise required consolidation of the underlying asset securitizations under the new rules. Viad exchanged the structured note for each investment (representing the combined interests in the collateralized debt obligation and an investment-grade security) with the trustee and accepted delivery of the individual securities comprising the structured note. As a result, Viad’s ownership interests in the underlying asset securitizations were reduced such that Viad was no longer considered the primary beneficiary, and therefore, consolidation was not required under FIN 46R. Viad has adopted the required elements of FIN 46R as of December 31, 2003. The adoption of FIN 46 and FIN 46R did not have a material effect on Viad’s financial position or results of operations.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 was effective for Viad for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS No. 149 did not have a material impact on Viad’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 is effective for Viad for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning after June 15, 2003. The new rules establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that financial instruments within its scope be classified as liabilities. Viad adopted SFAS No. 150 on July 1, 2003, and accordingly, reclassified its $4.75 redeemable preferred stock (carrying value of $6.7 million) as a long-term liability in the consolidated financial statements. Furthermore, subsequent to the adoption of SFAS No. 150, dividends on the $4.75 preferred stock have been recorded as interest expense in the consolidated financial statements. The adoption of SFAS No. 150 did not have a material effect on Viad’s financial position or results of operations.

      In January 2004, the FASB issued FSP 106-1 on the accounting for the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) enacted into law on December 8, 2003. Although SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” requires that recently enacted changes in the law that take effect in future periods be considered in current period liability determination, FSP 106-1 permits the deferral of recognition of the effects of the Act until further authoritative guidance is issued. However, FSP 106-1 requires that the one-time election to defer or not defer the accounting for the effects of the Act must be made before net periodic postretirement benefit costs for the period that includes December 8, 2003 are first included in either interim or annual financial statements. As Viad’s measurement date is November 30, the one-time election is not required until first quarter 2004. As a result, the consolidated financial statements do not include the effects of the Act and consequently the impact on Viad’s future financial position and results of operations cannot presently be determined.

      In December 2003, the FASB issued a revised version of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised statement, which does not change the methodology underlying the measurement of obligations or calculation of expense associated with pension and other postretirement benefit plans, makes several significant changes to the required disclosures about such plans to provide more information about plan assets, obligations, benefit payments, contributions and net benefit costs. The majority of the additional disclosures are required for financial statements with fiscal years ending after December 15, 2003. The required disclosures pursuant to SFAS No. 132 are included in the notes to consolidated financial statements.

      In January 2003, the EITF reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which set out to provide guidance on the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 (including individual securities and investments in mutual funds), and investments accounted for under the cost method or the equity method. In subsequent discussions, the EITF reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. EITF Issue No. 03-1 became effective for fiscal years ending after December 15, 2003. The required disclosures pursuant to EITF Issue No. 03-1 are included in the notes to consolidated financial statements.

Note 2.	Restructuring Charges, Litigation Settlement and Other Items

Restructuring Charges

      During 2002, the Convention and Event Services segment continued to experience tradeshow shrinkage and further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than placing new orders. As a result of decreased visibility over revenues and continued uncertainties regarding improvements in the tradeshow industry, the exhibit design and construction business revised its forecasted demand and re-evaluated its manufacturing capacity requirements and cost structure during the fourth quarter of 2002. Accordingly, Viad approved a plan of restructuring and recorded

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a charge totaling $20.5 million in the fourth quarter of 2002. Of the total restructuring charge, $19.3 million was included in the consolidated statements of income under the caption “Restructuring charges (recoveries)” and $1.2 million relating to consulting fees incurred and the write-down of certain inventories was included under the caption “Costs of services.” Viad recorded the restructuring charge pursuant to the accounting methods contained in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” and SEC Staff Accounting Bulletin No. 100, “Accounting for Costs Associated with Exit or Disposal Activities.” Viad did not elect to early adopt the requirements provided in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

      The charges consist of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits related to the elimination of approximately 230 positions across numerous regions, business functions and job classes. The charges also include amounts for the write-down (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (less estimated sublease income) and other exit costs. The inventory write-downs were based on estimated net realizable value. Impairment losses related to fixed assets were determined based on the estimated fair value of the specific assets relative to their carrying amounts. Facility closure and lease termination costs were based on the estimated incremental costs to be incurred and the contractual obligation amounts in connection with the affected facilities under the restructuring plan (less estimated sublease income). In the fourth quarter of 2003, $3.5 million of the 2002 restructuring charge was reversed as certain net costs expected to be incurred will be less than original estimates due to the signing of a tenant at a restructured facility, and an additional $290,000 charge for a lease termination fee related to the revised facility closures noted below. The reversal and the charge were included in the consolidated statements of income under the caption “Restructuring charges (recoveries).” At December 31, 2003, Viad had substantially completed the restructuring activities, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will continue to be made over the varying terms of the individual separation agreements.

      A summary of the 2002 restructuring charge, amounts utilized and remaining accrued liability balance is as follows:

		Facility Closure
	Severance	and Lease	Asset
	and Benefits	Termination(1)	Impairment	Other	Total

	(in thousands)
Initial restructuring charge	$2,911	$12,814	$4,140	$650	$20,515
Cash payments	—	—	—	(650)	(650)
Noncash write-downs(2)	—	—	(4,140)	—	(4,140)

Balance at December 31, 2002	2,911	12,814	—	—	15,725
Cash payments	(1,747)	(3,472)	—	—	(5,219)
Additional lease restructuring(3)	—	290	—	—	290
Adjustment to liability(4)	—	(3,500)	—	—	(3,500)

Balance at December 31, 2003	$1,164	$6,132	$—	$—	$7,296

(1)	Amount net of estimated sublease income of $3.9 million (revised to $5.7 million in the fourth quarter 2003).

(2)	Relates primarily to the write-down of leasehold improvements, manufacturing-related equipment and inventory.

(3)	Relates to lease termination fee.

(4)	Relates to adjustment of excess accrual on facility closures.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In 2001, due to the downturn in the economy and the general decrease in corporate spending, many customers delayed or canceled exhibit construction or elected to refurbish exhibits. Furthermore, general convention attendance declined in response to the uncertain economy and travel concerns. As a result, Viad approved a plan of restructuring and in the third quarter of 2001 recorded restructuring charges totaling $66.1 million, of which 93 percent related to the Convention and Event Services segment. The restructuring charges were associated with the closure and consolidation of certain facilities, severance and other employee benefits of which $3.7 million (relating to the write-down of certain inventories) was included in the consolidated statements of income under the caption “Costs of services.” The remaining $62.4 million was classified under the caption “Restructuring charges (recoveries).” All facilities were closed or consolidated and all positions had been eliminated as of December 31, 2002. Payments under long-term lease obligations, however, will continue to be made over the remaining terms of the leases. In 2003 and 2002, $1.8 million and $413,000, respectively, of the 2001 restructuring charge was reversed as certain actual costs incurred were less than original estimates. The reversals were included in the consolidated statements of income under the caption “Restructuring charges (recoveries).”

      A summary of the 2001 restructuring charges, amounts utilized and remaining accrued liability balance is as follows:

		Facility Closure
	Severance	and Lease	Asset
	and Benefits	Termination	Impairment	Other	Total

	(in thousands)
Initial restructuring charge	$13,914	$30,252	$20,322	$1,612	$66,100
Cash payments	(6,907)	(2,335)	—	(1,612)	(10,854)
Noncash write-downs(1)	—	—	(20,322)	—	(20,322)

Balance at December 31, 2001	7,007	27,917	—	—	34,924
Cash payments	(5,712)	(8,962)	—	—	(14,674)
Adjustment to severance liability	(413)	—	—	—	(413)
Noncash write-downs(2)	—	(205)	—	—	(205)

Balance at December 31, 2002	882	18,750	—	—	19,632
Cash payments	(406)	(3,732)	—	—	(4,138)
Adjustment to liability	(200)	(1,605)	—	—	(1,805)

Balance at December 31, 2003	$276	$13,413	$—	$—	$13,689

(1)	Relates primarily to the write-down of leasehold improvements, manufacturing and other equipment and inventory.

(2)	Relates to write-off of remaining leasehold improvements.

     Litigation Settlement and Costs

      In August 2000, Key3Media Group, Inc. (“Key3Media”), a company spun off by Ziff-Davis Inc., terminated a long-term agreement with GES Exposition Services, Inc. (“GES”) to produce tradeshows. The companies had been involved in litigation regarding the contract termination. The key issues in the litigation related to the interpretation of certain contract terms and the scope of free services required of GES. In 2001, after both sides assessed the business market, the risks and demands of the litigation and the need to move forward on a productive basis, GES and Key3Media agreed to settle the litigation. As a result, Viad recorded a noncash charge totaling $29.3 million ($18.3 million after-tax) in 2001 representing primarily the write-off of net receivables and prepayments made to Key3Media.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Other Charges

      In 2001, Travelers Express recorded a charge totaling $5.0 million ($3.0 million after-tax) resulting from the bankruptcy of a large money order agent.

Note 3.	Acquisitions of Businesses

      In January 2003, MoneyGram Payment Systems, Inc., a subsidiary of Travelers Express, acquired the remaining 49 percent minority interest in MIL from Travelex Group Plc. (“Travelex”). MIL, a London-based joint venture between MoneyGram Payment Systems, Inc. and Travelex, provides international sales and marketing services in connection with the money transfer business primarily in Europe, Africa, Asia and Australia. Prior to the acquisition, MoneyGram Payment Systems, Inc. owned a 51 percent interest in MIL.

      As a majority-owned subsidiary, MIL’s financial results were consolidated in Viad’s financial statements prior and subsequent to the acquisition. The total consideration paid to Travelex included a $98.1 million cash payment by MoneyGram Payment Systems, Inc. and a dividend paid by MIL of $8.1 million. At the acquisition date, additional goodwill of $97.5 million was recorded related to the Payment Services segment. The amount of goodwill expected to be deductible for tax purposes is not significant.

      In 2001, Viad paid $865,000 for the remaining minority interest of a small Travel and Recreation Services company it had originally purchased in 1999 (with an additional share acquired in 2000). The purchase price was allocated entirely to goodwill. No acquisitions were made in 2002.

Note 4.     Other Investments in Securities

      Viad’s investment securities (excluding securities held by Viad’s Payment Services subsidiaries) which are included in the consolidated balance sheets under the caption, “Other investments in securities,” are used to fund strategic acquisitions, purchase treasury shares or reduce debt obligations. Certain investments with original maturities of three months or less, consisting of money market investments, are also included under this caption.

      A summary of other investments in securities at December 31, 2003 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(in thousands)
Money market funds	$46,568	$—	$—	$46,568
Securities classified as available-for-sale:
Mortgage-backed and other asset-backed securities	53,581	99	(1,018)	52,662

	$100,149	$99	$(1,018)	$99,230

      A summary of other investments in securities at December 31, 2002 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
Money market funds	$38,690	$—	$—	$38,690
Securities classified as available-for-sale:
U.S. Government agencies	50,762	110	—	50,872
Corporate debt securities	55,603	36	—	55,639
Mortgage-backed and other asset-backed securities	100,497	640	—	101,137

	$245,552	$786	$—	$246,338

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net unrealized holding loss of $561,000 (net of a deferred tax asset of $358,000) at December 31, 2003 and the net unrealized holding gain of $479,000 (net of a deferred tax liability of $307,000) at December 31, 2002, are included in the consolidated balance sheets as a component of “Accumulated other comprehensive income (loss).”

      As required by EITF Issue No. 03-1, the following table is provided to disclose the unrealized losses on available-for-sale investment securities held for which the fair value was below the carrying value for a period of more than twelve months as of December 31, 2003 for the purpose of identifying possible other-than-temporary impairment to these investments.

	Less Than		More Than
	Twelve Months		Twelve Months
					Total	Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

(in thousands)
Mortgage-backed and other asset-backed securities	$33,374	$37	$9,031	$981	$42,405	$1,018

      Viad has determined that the unrealized loss greater than twelve months, comprised of a single security, represents temporary impairment. The security is currently being accounted for with regard to income recognition and reviewed for impairment under EITF Issue No. 99-20. The Company determined the expected cash flows that a market participant would use oftentimes require management judgment — particularly in structured asset-backed transactions. Viad has reviewed several cash flow scenarios using various reasonable assumptions and has determined that there has not been an adverse change in cash flow and thus, no other-than-temporary impairment.

      Maturities of mortgage-backed and other asset-backed securities depend on the repayment characteristics and experience of the underlying obligations. There were no gains or losses realized during 2003, 2002 or 2001.

Note 5.     Investments Substantially Restricted for Payment Service Obligations

      Based upon the application of EITF Issue No. 99-20, the equity method of accounting, and the consolidation of the individual securities within certain structured notes, total impairment losses and interest income adjustments of $32.2 million, $28.9 million and $7.4 million were recorded in 2003, 2002 and 2001 in the consolidated statements of income as “Payment services investment income.” Additionally, the cumulative effect of adopting EITF Issue No. 99-20 as of April 1, 2001 of $3.0 million ($1.9 million after-tax) was recorded in the consolidated statements of income under the caption “Changes in accounting principles.”

      During the first quarter 2003, management determined that it no longer had the positive intent to hold its investment in securities classified as held-to-maturity for an indefinite period of time due to management’s desire to have more flexibility in managing the investment portfolio. Therefore, on March 31, 2003, Viad reclassified securities in the Payment Services portfolio with an amortized cost of $1.2 billion from held-to-maturity to available-for-sale. The gross unrealized gains and losses related to these securities were $55.3 million and $5.3 million, respectively, on the date of transfer. At December 31, 2003, no securities in the Payment Services portfolio were classified as held-to-maturity. As a result of the reclassification, the Company is prohibited from classifying securities as held-to-maturity for two years following the transfer under the provisions of SFAS No. 115.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities Classified as Available-for-Sale

      A summary of securities classified as available-for-sale at December 31, 2003 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$405,378	$6,068	$(405)	$411,041
Obligations of states and political subdivisions	938,693	73,663	(271)	1,012,085
Corporate debt securities	323,747	23,142	(720)	346,169
Mortgage-backed and other asset-backed securities	4,092,067	92,131	(20,926)	4,163,272
Debt securities issued by foreign governments	5,373	320	—	5,693
Preferred stock and other	75,546	1,601	(1,650)	75,497

Securities classified as available-for-sale	$5,840,804	$196,925	$(23,972)	$6,013,757

      A summary of securities classified as available-for-sale at December 31, 2002 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$197,459	$4,711	$(1)	$202,169
Obligations of states and political subdivisions	715,149	44,420	(1)	759,568
Corporate debt securities	301,283	15,590	(927)	315,946
Mortgage-backed and other asset-backed securities	3,420,415	106,469	(16,415)	3,510,469
Debt securities issued by foreign governments	4,997	127	—	5,124
Preferred stock and other	97,074	583	(5,193)	92,464

Securities classified as available-for-sale	$4,736,377	$171,900	$(22,537)	$4,885,740

      The net unrealized holding gains of $105.5 million (net of a deferred tax liability of $67.5 million) and $91.1 million (net of a deferred tax liability of $58.3 million) at December 31, 2003 and 2002, respectively, are included in the consolidated balance sheets as a component of “Accumulated other comprehensive income (loss).” Gross gains of $26.0 million, $20.6 million, and $15.8 million were realized during 2003, 2002, and 2001, respectively. Gross losses of $3.0 million, $4.1 million, and $3.9 million were realized during 2003, 2002, and 2001, respectively.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As required by EITF Issue No. 03-1, the following table is provided to disclose the unrealized losses on available-for-sale investment securities held for which the fair value was below the carrying value for a period of more than twelve months as of December 31, 2003 for the purpose of identifying possible other-than-temporary impairments related to these investments.

			More Than Twelve
	Less Than Twelve Months		Months
						Total
		Unrealized		Unrealized	Total Fair	Unrealized
	Fair Value	Losses	Fair Value	Losses	Value	Losses

	(in thousands)
U.S. Government agencies	$81,747	$405	$—	$—	$81,747	$405
Obligations of states and political subdivisions	18,670	271	—	—	18,670	271
Corporate debt securities	38,319	720	—	—	38,319	720
Mortgage-backed and other asset-backed securities	1,383,395	14,554	163,036	6,372	1,546,431	20,926
Preferred stock and other	—	—	8,350	1,650	8,350	1,650

	$1,522,131	$15,950	$171,386	$8,022	$1,693,517	$23,972

      Viad has determined that the unrealized losses reflected above, comprised of 19 securities, represent temporary impairments. The Company believes that the unrealized losses generally are caused by liquidity discounts and increases in the risk premiums required by market participants rather than a fundamental weakness in the credit quality of the issuer or underlying assets.

Securities Classified as Held-to-Maturity

      A summary of securities classified as held-to-maturity at December 31, 2002 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$121,233	$11,781	$(104)	$132,910
Obligations of states and political subdivisions	447,155	31,419	—	478,574
Corporate debt securities	18,038	1,212	—	19,250
Mortgage-backed and other asset-backed securities	859,850	28,097	(7,541)	880,406
Debt securities issued by foreign governments	5,416	63	—	5,479

Securities classified as held-to-maturity	$1,451,692	$72,572	$(7,645)	$1,516,619

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Scheduled Maturities

      Scheduled maturities of available-for-sale securities at December 31, 2003 are presented below:

	Amortized
	Cost	Fair Value

	(in thousands)
Due in:
2004	$39,673	$40,259
2005-2008	245,627	255,478
2009-2013	862,680	912,756
2014 and later	525,211	566,495
Mortgage-backed and other asset-backed securities	4,092,067	4,163,272
Preferred stock and other	75,546	75,497

	$5,840,804	$6,013,757

      Actual maturities may differ from scheduled maturities because the borrowers have the right to call or prepay certain obligations, sometimes without penalties. Maturities of mortgage-backed and other asset-backed securities depend on the repayment characteristics and experience of the underlying obligations.

Note 6.	Property and Equipment

      Property and equipment at December 31 consisted of the following:

	2003	2002

	(in thousands)
Land	$22,565	$21,693
Buildings and leasehold improvements	80,305	78,027
Equipment and other	456,226	451,061

	559,096	550,781
Accumulated depreciation	(308,309)	(302,682)

Property and equipment	$250,787	$248,099

      Depreciation expense was $47.8 million, $48.7 million and $48.9 million for 2003, 2002 and 2001, respectively.

Note 7.     Goodwill and Other Intangible Assets

      Upon adoption of SFAS No. 142, Viad completed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. It was determined that no impairment existed for certain intangible assets but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recognized (retroactively to the January 2002 adoption of SFAS No. 142) related to goodwill at the Exhibitgroup/ Giltspur reporting unit of the Convention and Event Services segment. The fair value of that reporting unit was estimated using the expected present value of future cash flows. The impairment resulted from a change in the criteria for measurement of impairment from an undiscounted to a discounted cash flow method. This impairment is included in the consolidated statements of income under the caption “Changes in accounting principles.” Annual impairment tests were performed as of October 31, 2003 and 2002 resulting in no additional impairment.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of other intangible assets at December 31, 2003 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$30,110	$(17,565)	$12,545
Patents	13,200	(10,385)	2,815
Other	1,033	(845)	188

	44,343	(28,795)	15,548

Unamortized intangible assets:
Trademarks	13,175	—	13,175
Pension intangible assets	4,115	—	4,115

	17,290	—	17,290

Total other intangible assets	$61,633	$(28,795)	$32,838

      A summary of other intangible assets at December 31, 2002 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$28,874	$(16,236)	$12,638
Patents	13,200	(9,759)	3,441
Other	925	(791)	134

	42,999	(26,786)	16,213

Unamortized intangible assets:
Trademarks	13,175	—	13,175
Pension intangible assets	5,086	—	5,086

	18,261	—	18,261

Total other intangible assets	$61,260	$(26,786)	$34,474

      Intangible asset amortization expense for the years ended December 31, 2003, 2002 and 2001 was $2.0 million, $2.0 million and $2.2 million, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

(in thousands)
2004	$2,062
2005	$2,045
2006	$1,785
2007	$1,783
2008	$1,443

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

		Convention
	Payment	and Event
	Services	Services	Other	Total

	(in thousands)
Balance at January 1, 2002	$297,705	$262,243	$27,417	$587,365
Transitional impairment loss	—	(40,000)	—	(40,000)
Foreign currency translation adjustments	—	1,973	123	2,096

Balance at December 31, 2002	297,705	224,216	27,540	549,461
Goodwill acquired	97,546	—	—	97,546
Foreign currency translation adjustments	276	2,840	2,090	5,206

Balance at December 31, 2003	$395,527	$227,056	$29,630	$652,213

      Amortization expense related to goodwill and intangible assets with indefinite useful lives for the year ended December 31, 2001 was $16.5 million ($14.0 million after-tax) and $393,000 ($246,000 after-tax), respectively.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income from continuing operations as reported and as adjusted for the adoption of SFAS No. 142 is presented below:

	2003	2002	2001

	(in thousands, except per share data)
Net income	$113,902	$57,886	$44,604
Income from discontinued operations, net of tax	(3,374)	(2,577)	(4,106)
Changes in accounting principles, net of tax	—	37,739	1,884

Income from continuing operations	110,528	93,048	42,382
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	—	14,243

Adjusted income from continuing operations	$110,528	$93,048	$56,625

Diluted earnings per share:
Net income	$1.31	$0.65	$0.50
Income from discontinued operations, net of tax	(0.04)	(0.03)	(0.04)
Changes in accounting principles, net of tax	—	0.44	0.02

Income from continuing operations	1.27	1.06	0.48
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	—	0.16

Adjusted income from continuing operations	$1.27	$1.06	$0.64

Basic earnings per share:
Net income	$1.31	$0.66	$0.51
Income from discontinued operations, net of tax	(0.04)	(0.03)	(0.05)
Changes in accounting principles, net of tax	—	0.44	0.02

Income from continuing operations	1.27	1.07	0.48
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	—	0.17

Adjusted income from continuing operations	$1.27	$1.07	$0.65

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.     Debt

      Long-term debt at December 31 was as follows:

	2003	2002

	(in thousands)
Senior debt:(1)
Short-term borrowings:
Commercial paper, 1.1% (2003) and 1.7% (2002) weighted average interest rate at December 31	$168,000	$152,000
Promissory notes, 1.7% (2002) weighted average interest rate at December 31	—	21,000
Senior notes, 6.3% (2003) and 6.5% (2002) weighted average interest rate at December 31, due to 2009	35,000	134,968
Guarantee of ESOP debt, floating rate indexed to LIBOR, 0.9% (2003) and 1.2% (2002) at December 31, due 2009	13,435	15,235
Other obligations, 3.6% (2003) and 4.0% (2002) weighted average interest rate at December 31, due to 2016	16,505	19,951

	232,940	343,154
Subordinated debt, 10.5% debentures, due 2006	18,503	18,503

	251,443	361,657
Current portion	(21,211)	(103,995)

Long-term debt	$230,232	$257,662

(1)	Rates shown are exclusive of the effects of commitment fees and other costs of long-term bank credit used to support short-term borrowings.

      Viad satisfies its short-term borrowing requirements with bank lines of credit and the issuance of commercial paper and promissory notes. There were no amounts outstanding under short-term bank loans payable at December 31, 2003 or 2002.

      Viad has credit facilities totaling $475 million to support various letters of credit and a Canadian credit facility. The $475 million includes a $225 million five-year facility and a $250 million 364-day facility. The interest rate applicable to borrowings under the credit facilities is indexed to the London Interbank Offering Rate, plus appropriate spreads. The facilities also provide for commitment fees. Such rates and fees will change moderately should Viad’s debt ratings change. On August 29, 2003, Viad’s 364-day short-term revolving credit facility was amended. The total amount of the lenders’ commitments was increased from $168 million to $250 million under similar terms and the commitment termination date of each eligible lender was extended to August 27, 2004. In addition, a provision was added which requires the absence of material adverse change as a condition of converting any outstanding borrowings to a term loan. Short-term borrowings totaling $168.0 million and $173.0 million at December 31, 2003 and 2002, respectively, have been classified as long-term debt, pursuant to the unused commitments under the applicable long-term and short-term credit facilities. Unused commitments (net of amounts used to support short-term borrowings and letters of credit) under the facilities totaled $236.0 million at December 31, 2003. Borrowings under the facilities are subject to various covenants, including standard equity and other financial ratio calculations, among others. The borrowings are also subject to increases in borrowing costs if debt ratings are not maintained at current levels. Default under the covenants relating to any of Viad’s debt agreements could result in cross defaults to other debt agreements.

      Annual maturities of long-term debt due in the next five years will approximate $21.2 million (2004), $179.1 million (2005), $19.6 million (2006), $984,000 (2007), $916,000 (2008) and $29.6 million thereafter.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in the year 2005 is $168.0 million which represents the maturity of short-term borrowings, assuming the borrowings were due under the five-year facility and one-year term out provisions of the 364-day facility.

      The weighted average interest rate on total debt excluding interest expense unrelated to debt obligations was 3.7 percent, 4.9 percent, and 5.8 percent for 2003, 2002, and 2001, respectively.

      Under a Shelf Registration filed in 1994 with the Securities and Exchange Commission, Viad can issue up to an aggregate $500 million of debt and equity securities. In 2002, Viad filed an amended Shelf Registration with the Securities and Exchange Commission to update disclosures in the original registration and to maintain Viad’s financial flexibility. No securities have been issued under the program.

      The estimated fair value of total debt was $255.6 million and $367.7 million at December 31, 2003 and 2002, respectively. The fair value of debt was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity. The carrying values of the commercial paper and promissory notes were assumed to approximate fair values due to their short-term maturities.

Note 9.	Derivative Financial Instruments

      Viad uses derivative financial instruments as part of its risk management strategy to manage exposure to fluctuations in interest and foreign currency rates. Derivatives are not used for speculative purposes.

      A portion of Viad’s Payment Services business involves the payment of variable-rate commissions to financial institution customers of its PrimeLink program. In addition, a Payment Services subsidiary has agreements to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from money order agents in an amount not to exceed $450 million. The agreement expires in June 2006. The receivables, sold at a discount based on short-term variable interest rates, are sold in order to accelerate Payment Services’ cash flow for investment in permissible securities as described in Note 5. The balance of sold agent receivables as of December 31, 2003 and 2002 was $329 million and $358 million, respectively. The average agent receivables sold approximated $428 million, $440 million, and $444 million during 2003, 2002, and 2001, respectively. The Company has entered into interest rate swaps to hedge the change in these short-term interest rates. The swaps are accounted for as cash flow hedges. The expense of selling the agent receivables, discounted based on short-term variable interest rates including the related swap cost was $18.5 million, $29.5 million, and $30.1 million in 2003, 2002, and 2001, respectively, and is included under the caption “Costs of services” in the consolidated statements of income.

      Variable-to-fixed derivative financial instruments (swap agreements) have been entered into to mitigate the effects of fluctuations on commission expense and on the net proceeds from agent receivable sales. The notional amount of the variable-to-fixed swap agreements totaled $3.062 billion at December 31, 2003, with an average pay rate of 5.0 percent and an average receive rate of 0.9 percent. The variable-rate portion of the swaps is generally based on Treasury bill, Fed Funds, or commercial paper rates. The agreements expire as follows: $350 million (2004), $975 million (2005), $620 million (2006), $975 million (2007), $100 million (2008), $10 million (2009), $10 million (2010) and $22 million (2011).

      The swap agreements are contracts to exchange fixed and floating payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure amounts to be paid or received and do not represent the amount of exposure to credit loss. The amounts to be paid or received under the swap agreements are accrued consistent with the terms of the agreements and market interest rates and are recognized as an adjustment to the expense of the related transaction.

      Viad maintains formal procedures for entering into swap transactions and management regularly monitors and reports to the Audit Committee of the board of directors on swap activity. The agreements are with major financial institutions which are currently expected to fully perform under the terms of the agreements, thereby

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

mitigating the credit risk from the transactions in the event of nonperformance by the counterparties. In addition, Viad regularly monitors the credit ratings of the counterparties, and the likelihood of default is considered remote.

      On January 1, 2001, Viad adopted SFAS No. 133, and, subsequently, its related amendments and interpretations. SFAS No. 133 requires that entities record all derivatives as either assets or liabilities, measured at fair value (representing the estimated amount Viad would pay to counterparties to terminate the swap agreements), with the change in fair value of the derivative recognized in earnings or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. Viad’s swap agreements have been designated and qualify as cash flow hedges. The length of time over which future cash flows are hedged ranges from one to eight years.

      Upon the adoption of SFAS No. 133, Viad recorded a liability of $12.3 million (representing the fair value of Viad’s swap agreements), a corresponding deferred tax asset of $4.8 million, and a transition adjustment of $7.5 million reflected in other comprehensive income. At December 31, 2003 and 2002, the current liability portions of the fair value of the swap agreements totaling $104.3 million and $119.8 million, respectively, are included under the caption “Payment service obligations.” The noncurrent liability portions of the swap agreements totaling $71.1 million and $126.5 million at December 31, 2003 and 2002, respectively, are included under the caption, “Derivative financial instruments.” The long-term asset portion of the swap agreements of $1.7 million at December 31, 2003 is included under the caption, “Investments substantially restricted for payment service obligations.”

      The effective portion of the change in fair values of derivatives that qualify as cash flow hedges under SFAS No. 133 is recorded in other comprehensive income. Amounts receivable or payable under the swap agreements are reclassified from other comprehensive income to net income as an adjustment to the expense of the related transaction. The net amount estimated to be reclassified from other comprehensive income to net income is $104.3 million in 2004. Amounts reclassified are included in the consolidated statements of income under the caption “Costs of services.” The amount recognized in earnings due to ineffectiveness of the cash flow hedges was not material. No cash flow hedges were discontinued during the year.

      Viad uses fair value hedges to mitigate the risk of fluctuating interest rates on certain available-for-sale securities. Interest rate swaps are used to modify exposure to interest rate risk by converting fixed rate assets to a floating rate. All amounts have been included consistent with the hedged transaction in the consolidated statements of income, primarily as “Payment services investment income.” The Company uses the “shortcut” method prescribed by SFAS No. 133, and therefore, assumes no ineffectiveness. The amount recognized in earnings due to the ineffectiveness of the cash flow hedges was not material. Realized gains of $2.1 million were recognized on fair value hedges discontinued during the year ended December 31, 2003. No fair value hedges were discontinued during the year ended December 31, 2002.

      Viad is also exposed to foreign currency exchange risk and utilizes forward contracts to hedge assets and liabilities denominated in foreign currencies. While these contracts economically hedge Viad’s foreign currency risk, they are not designated as hedges for accounting purposes under SFAS No. 133. Accordingly, forward derivative contracts used to hedge assets and liabilities denominated in foreign currencies are recorded on the consolidated balance sheets at fair value, with the change in fair value reflected in earnings. The effect of changes in foreign exchange rates on the foreign-denominated receivables and payables, net of the effect of the related forward contracts, is not significant.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Income Per Share

      The following is a reconciliation of the numerators and denominators of diluted and basic per share computations for income from continuing operations:

	2003	2002	2001

	(in thousands, except per share data)
Income from continuing operations	$110,528	$93,048	$42,382
Preferred stock dividends(1)	(572)	(1,141)	(1,137)

Income available to common stockholders	$109,956	$91,907	$41,245

Average outstanding common shares	86,223	86,178	85,503
Additional dilutive shares related to stock-based compensation	396	538	819

Average outstanding and potentially dilutive common shares	86,619	86,716	86,322

Diluted income per share from continuing operations	$1.27	$1.06	$0.48

Basic income per share from continuing operations	$1.27	$1.07	$0.48

(1)	Effective July 1, 2003, Viad adopted SFAS No. 150 which requires that the Company categorize its $4.75 preferred stock subject to mandatory redemption as a separate liability in its consolidated balance sheets. In addition, dividends paid on preferred stock that were previously charged directly against retained income, effective third quarter 2003 were recorded as interest expense and thereby already included as a function of income from continuing operations. Consequently, no adjustment to income from continuing operations was made after the adoption of SFAS No. 150.

      Options to purchase 3,432,258, 3,590,806, and 2,643,598 shares of common stock were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted income per share because the effect would be antidilutive.

Note 11.	$4.75 Preferred Stock Subject to Mandatory Redemption and Preferred Stock Purchase Rights

      At December 31, 2003, Viad had 442,352 authorized shares of $4.75 preferred stock subject to mandatory redemption provisions with a stated value of $100 per share, of which 328,352 shares were issued. Of the total shares issued, 234,983 were outstanding and 93,369 were held by Viad at a net carrying value of $6.7 million. The $4.75 preferred stock is subject to mandatory redemption provisions through annual cumulative sinking fund requirements of 6,000 shares per year, which are currently satisfied from the shares held by Viad. The outstanding shares held by others are scheduled for redemption in the years 2019 to 2058 and have a liquidation preference of $100 per share (aggregate liquidation preference of $23.5 million) in the event of any involuntary liquidation, dissolution or winding up of the Company. The $4.75 preferred stock may also be redeemed prior to scheduled redemption at the option of the Company expressed by resolution of the board of directors at a call price of $101 per share (aggregate redemption amount of $23.7 million).

      On July 1, 2003, Viad adopted SFAS No. 150 and, accordingly, the $4.75 preferred stock was classified as a liability under the caption “$4.75 Preferred stock subject to mandatory redemption” in the consolidated balance sheets. In addition, dividends of $572,000 on the $4.75 preferred stock declared subsequent to the adoption of SFAS No. 150 have been included as interest expense in the consolidated statements of income. In periods prior to July 1, 2003, dividends on the $4.75 preferred stock were reported as an adjustment to income to compute income available to common stockholders.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On July 29, 2003, Viad announced its intention to redeem the $4.75 preferred stock concurrent with the proposed spin-off of the Payment Services business (see Note 1).

      Viad has one Preferred Stock Purchase Right (“Right”) outstanding on each outstanding share of its common stock. The Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire Viad that is not believed by the board of directors to be in the best interest of stockholders. The Rights are represented by the common share certificates and are not exercisable or transferable apart from the common stock until such a situation arises. Viad may redeem the Rights at $0.01 per Right prior to the time any person or group has acquired 20 percent or more of Viad’s shares. Viad has reserved 1.1 million shares of Junior Participating Preferred Stock for issuance in connection with the Rights. The Rights will expire in February 2012.

      In addition, Viad has authorized 5.0 million and 2.0 million shares of Preferred Stock and Junior Participating Preferred Stock, respectively.

Note 12.     Common Stock and Other Equity

      Viad funds its matching contributions to employees’ 401(k) plans through the ESOP. All eligible employees of Viad and its participating affiliates, other than certain employees covered by collective bargaining agreements that do not expressly provide for participation of such employees in an ESOP, may participate in the ESOP.

      In 1989, the ESOP borrowed $40.0 million to purchase treasury shares from Viad. The ESOP’s obligation to repay this borrowing is guaranteed by Viad; therefore, the unpaid balance of the borrowing ($13.4 million and $15.2 million at December 31, 2003 and 2002, respectively) has been reflected in the accompanying consolidated balance sheets as “Long-term debt.” The same amounts, representing unearned employee benefits, have been recorded as a reduction of common stock and other equity. The liability is reduced as the ESOP repays the borrowing, and the amount offsetting common stock and other equity is reduced as stock is allocated to employees and benefits are charged to expense. The ESOP intends to repay the loan (plus interest) using Viad contributions and dividends received on the unallocated Viad shares held by the ESOP.

      Information regarding ESOP transactions for the years ended December 31 was as follows:

	2003	2002	2001

	(in thousands)
Amounts paid by ESOP for:
Debt repayment	$1,800	$1,690	$1,750
Interest	162	269	678
Amounts received from Viad as:
Dividends	$573	$645	$727
Contributions	1,389	1,314	1,649

      Shares are released for allocation to participants based upon the ratio of the current year’s principal and interest payments to the sum of the total principal and interest payments expected over the remaining life of the plan. Expense is recognized based upon the greater of cumulative cash payments to the plan or 80 percent of the cumulative expense that would have been recognized under the shares allocated method, in accordance with EITF Issue No. 89-8, “Expense Recognition for Employee Stock Ownership Plans.” Under this method, Viad has recorded expense of $1.4 million, $1.3 million, and $1.7 million in 2003, 2002, and 2001, respectively.

      Unallocated shares held by the ESOP totaled 1,464,000 and 1,663,000 at December 31, 2003 and 2002, respectively. Shares allocated during 2003 and 2002 totaled 199,000 and 197,000, respectively.

      In 1992, Viad sold treasury stock to the Employee Equity Trust in exchange for a promissory note. The Trust is used to fund certain existing employee compensation and benefit plans. For financial reporting purposes, the Trust is consolidated with Viad and the promissory note ($18.0 million at December 31, 2003) and dividend and

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest transactions are eliminated in consolidation. The fair market value ($46.8 million and $52.9 million at December 31, 2003 and 2002, respectively) of the 1,872,786 and 2,365,901 remaining shares held by the Trust at December 31, 2003 and 2002, respectively, representing unearned employee benefits, is shown as a deduction from common stock and other equity and is reduced as employee benefits are funded. The difference between the cost and fair value of shares held is included in additional capital.

      On December 31, 2003, the Company contributed 195,250 shares of Viad common stock held in the Trust to the Viad Corp Medical Plan Trust. At the Company’s closing stock price on the day of transfer, the contribution totaled $4.9 million and will be used by the Viad Corp Medical Plan Trust to fund certain postretirement benefits.

      At December 31, 2003, retained income of $290.7 million was unrestricted for the payment of dividends by Viad.

Note 13.     Stock-Based Compensation

      In 1997, stockholders adopted the Viad Corp Omnibus Incentive Plan (“Omnibus Plan”). The Omnibus Plan provides for the following types of awards to officers, directors and certain key employees: (a) incentive and nonqualified stock options; (b) stock appreciation rights; (c) restricted stock; and (d) performance-based awards. The number of shares of Viad common stock available for grant under the Omnibus Plan in each calendar year is limited to two percent of the total number of shares of common stock outstanding as of the first day of each year, provided that any shares available for grant in a particular year which are not, in fact, granted in such year shall be added to the shares available for grant in any subsequent calendar year.

      Stock options are granted for terms of ten years at an exercise price based on the market value at the date of grant, and in calendar years 2002 and prior, are exercisable 50 percent after one year with the balance exercisable after two years from the date of grant. Stock options granted in 2003 are exercisable one third after one year, two thirds after two years and the balance after three years from the date of grant. Stock options granted since 1998 contain certain forfeiture and noncompete provisions.

      Restricted stock and performance-based restricted stock awards of 415,700 shares were granted in 2003 at a weighted average price (based on fair market value at date of grant) of $20.51. The restricted stock awards vest three years from the date of grant. Performance-based restricted stock awards granted in 2003 vested one third after the first year and will vest two thirds after two years and the balance after three years from the date of grant because incentive performance targets established in the year of grant were achieved (at target levels for executives other then one executive who earned 50 percent of his award). Future vesting is subject generally to continued employment with Viad or its operating companies. However, if performance targets had not been achieved, 100 percent of the grant would have been forfeited. In 2002 and 2001, Viad granted 386,000 shares and 340,600 shares at a weighted average price of $27.32 and $21.69, respectively, of restricted stock and performance-driven restricted stock (“PDRS”). PDRS granted in 2002 has been earned because incentive performance targets established in the year of grant have been achieved. Full ownership of shares could vest on an accelerated basis if performance targets established for 2002, 2003 and 2004 are met at certain achievement levels. Depending upon the achievement level, awards may be earned three or four years from the date of the grant. Vesting is generally subject to continued employment with Viad or its operating companies. If performance targets had not been achieved, 100 percent of the grant would have been forfeited. For PDRS granted in 2001, 25 percent of the shares will vest in 2005 and 75 percent of the shares will vest in 2006 based on achievement of certain long-term incentive performance targets. Holders of restricted stock, performance-based restricted stock, and performance-driven restricted stock have the right to receive dividends and vote the shares, but may not sell, assign, transfer, pledge or otherwise encumber the stock.

      Viad applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based and restricted stock awards, which gave rise to compensation expense aggregating

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$8.0 million, $4.5 million, and $1.3 million in 2003, 2002, and 2001, respectively. Refer to Note 1 for a discussion of the pro forma impact of stock options on reported net income.

      Information with respect to stock options for the years ended December 31 is as follows:

		Weighted
		Average	Options
	Shares	Exercise Price	Exercisable

Options outstanding at December 31, 2000	5,797,290	$18.09	4,451,659
Granted	2,006,617	23.80
Exercised	(1,739,109)	12.10
Canceled	(414,130)	25.61

Options outstanding at December 31, 2001	5,650,668	21.40	3,466,201
Granted	1,082,217	27.01
Exercised	(703,923)	16.12
Canceled	(568,497)	25.30

Options outstanding at December 31, 2002	5,460,465	22.80	3,711,237
Granted	937,150	20.57
Exercised	(297,865)	13.84
Canceled	(469,291)	24.61

Options outstanding at December 31, 2003	5,630,459	22.73	4,322,053

      The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$ 5.51 to $20.46	1,060,960	2.6 years	$15.16	1,048,960	$15.10
$20.51 to $22.27	1,338,267	8.7 years	20.56	458,759	20.61
$22.48 to $25.05	1,048,360	5.2 years	24.57	1,024,860	24.57
$25.20 to $26.39	953,272	7.0 years	25.22	944,772	25.22
$27.32 to $29.50	1,229,600	7.1 years	28.10	844,702	28.46

$ 5.51 to $29.50	5,630,459	6.3 years	22.73	4,322,053	22.75

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14.     Income Taxes

      Deferred income tax assets (liabilities) included in the consolidated balance sheets at December 31 related to the following:

	2003	2002

	(in thousands)
Deferred tax assets:
Deferred income	$2,919	$3,753
Pension, compensation and other employee benefits	62,087	56,991
Revaluation of investments	24,889	12,430
Provisions for losses	40,458	48,397
Unrealized loss on derivative financial instruments	68,072	96,070
State income taxes	17,994	21,227
Tax credit carryforwards	42,475	30,772
Other deferred income tax assets	11,953	16,011

	270,847	285,651

Deferred tax liabilities:
Property and equipment	(30,082)	(28,855)
Unrealized gain on securities classified as available-for-sale	(67,094)	(57,134)
Other deferred income tax liabilities	(38,470)	(28,769)

	(135,646)	(114,758)

Foreign deferred tax liabilities included above	11,855	10,748

United States deferred tax assets	$147,056	$181,641

      The $42.5 million of tax credit carryforwards at December 31, 2003 consist of $6.9 million of foreign tax credit carryforwards that expire in 2005 and 2006, $13.3 million of general business credit carryforwards that expire in 2011 through 2012 and 2018 through 2022, and $22.3 million of alternative minimum tax carryforwards that can be carried forward indefinitely.

      Income tax expense (benefit) for the years ended December 31 consisted of the following:

	2003	2002	2001

	(in thousands)
Current:
United States:
Federal	$1,580	$2,582	$13,827
State	5,523	20,841	7,109
Foreign	5,949	10,041	9,094

	13,052	33,464	30,030
Deferred	30,188	(5,484)	(39,820)

Income tax expense (benefit)	$43,240	$27,980	$(9,790)

      Certain tax benefits related primarily to stock option exercises and dividends paid to the ESOP totaling $1.0 million, $2.6 million, and $6.7 million in 2003, 2002, and 2001, respectively, were credited to common stock and other equity.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Eligible subsidiaries (including sold and discontinued businesses up to their respective disposition dates) are included in the consolidated federal and other applicable income tax returns of Viad.

      A reconciliation of the income tax expense (benefit) and the amount that would be computed using statutory federal income tax rates for the years ended December 31 is as follows:

	2003		2002		2001

			(in thousands)

Computed income taxes at statutory federal income tax rate of 35%	$53,819	35.0%	$42,360	35.0%	$11,407	35.0%
Nondeductible goodwill amortization	—	0.0%	—	0.0%	3,443	10.6%
State income taxes	4,905	3.2%	12,935	10.7%	1,370	4.2%
Other, net	5,014	3.2%	(5,613)	(4.7)%	218	0.6%

Provision for income taxes before the effect of tax-exempt income	63,738	41.4%	49,682	41.0%	16,438	50.4%
Tax-exempt income	(20,498)	(13.3)%	(21,702)	(17.9)%	(26,228)	(80.4)%

Income tax expense (benefit)	$43,240	28.1%	$27,980	23.1%	$(9,790)	(30.0)%

      United States and foreign income before income taxes and changes in accounting principles for the years ended December 31 was as follows:

	2003	2002	2001

	(in thousands)
United States	$124,962	$92,186	$8,711
Foreign	28,806	28,842	23,881

Income before income taxes	$153,768	$121,028	$32,592

Note 15.     Pension and Other Postretirement Benefits

Pension Benefits

      Viad has trusteed, noncontributory pension plans that cover certain employees. Pension benefits are supplemented, in most cases, by defined matching company stock contributions to employees’ 401(k) plans as described in Note 12. In addition, Viad retained the obligations for pension benefits for employees of certain sold businesses. Through December 31, 2000, the principal retirement plan was structured using a traditional defined benefit formula based primarily on final average pay and years of service. Benefits earned under this formula ceased accruing at December 31, 2000, with no change to retirement benefits earned through that date. Effective January 1, 2001, benefits began accruing under a cash accumulation account formula based upon a percentage of pay plus interest. Effective December 31, 2003, benefits under the cash accumulation formula ceased accruing with no change in benefits earned through this date. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations. Certain defined pension benefits, primarily those in excess of benefit levels permitted under qualified pension plans, are unfunded.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net periodic pension cost for defined benefit plans for the years ended December 31 includes the following components:

	2003	2002	2001

	(in thousands)
Service cost	$2,974	$2,827	$2,592
Interest cost	12,438	12,334	12,144
Expected return on plan assets	(10,665)	(13,245)	(13,538)
Amortization of prior service cost	724	786	955
Recognized net actuarial loss	1,992	462	344

Net periodic pension cost	$7,463	$3,164	$2,497

      Additionally, with the Company’s freezing of future benefits under the cash accumulation account formula, a curtailment gain of $3.8 million was recorded on December 31, 2003 not reflected in the table above.

      Contributions to multiemployer pension plans totaled $15.8 million, $16.6 million, and $14.6 million in 2003, 2002, and 2001, respectively. Costs of 401(k) defined contribution and other pension plans totaled $2.0 million, $2.3 million, and $2.1 million in 2003, 2002, and 2001, respectively.

      The following table indicates the plans’ funded status and amounts recognized in Viad’s consolidated balance sheets at December 31:

	Funded Plans		Unfunded Plans

	2003	2002	2003	2002

	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$139,619	$129,784	$50,732	$46,235
Service cost	1,369	1,343	1,605	1,484
Interest cost	9,178	9,079	3,260	3,255
Plan amendments	—	—	—	32
Actuarial adjustments	8,673	7,647	2,860	2,726
Curtailments	(1,127)	—	—	—
Benefits paid	(8,212)	(8,234)	(3,052)	(3,000)

Benefit obligation at end of year	149,500	139,619	55,405	50,732

Change in plan assets:
Fair value of plan assets at beginning of year	107,097	121,487	—	—
Actual return on plan assets	7,715	(6,197)	—	—
Company contributions	—	41	3,052	3,000
Benefits paid	(8,212)	(8,234)	(3,052)	(3,000)

Fair value of plan assets at end of year	106,600	107,097	—	—

Funded status	(42,900)	(32,522)	(55,405)	(50,732)
Unrecognized prior service cost (reduction)	314	(3,794)	5,450	6,529
Unrecognized actuarial loss	61,930	52,893	14,213	11,887

Net amount recognized	$19,344	$16,577	$(35,742)	$(32,316)

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information for Pension Plans with an Accumulated Benefit Obligation Excess

	Funded Plans		Unfunded Plans

	2003	2002	2003	2002

		(in thousands)
Projected benefit obligation	$149,500	$139,619	$55,405	$50,732
Accumulated benefit obligation	149,500	138,201	47,573	42,194
Fair value of plan assets	106,600	107,097	—	—

      The total amounts recognized in Viad’s consolidated balance sheets at December 31 were as follows:

	Funded Plans		Unfunded Plans

	2003	2002	2003	2002

	(in thousands)
Net accrued pension liability	$(42,900)	$(31,104)	$(47,692)	$(42,450)
Intangible asset	314	360	3,801	4,726
Deferred tax asset	24,152	16,562	3,178	1,893
Accumulated other comprehensive income	37,778	30,759	4,971	3,515

Net amount recognized	$19,344	$16,577	$(35,742)	$(32,316)

      Viad’s pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category, are as follows:

	2003	2002

Equity securities	54.4%	53.2%
Fixed income securities	35.3%	34.1%
Real estate	7.0%	9.2%
Other	3.3%	3.5%

Total	100.0%	100.0%

      Viad employs a total return investment approach whereby a mix of equities and fixed income securities are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income securities. Furthermore, equity securities are diversified across U.S. and non U.S. stocks, as well as growth and value. Other assets such as real estate and cash are used judiciously to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews and annual liability measurements.

      Viad utilizes a building-block approach in determining the long-term expected rate of return on plan assets. Historical markets are studied and long-term historical relationships between equity securities and fixed income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return also takes proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed for reasonableness and appropriateness.

      The Company presently anticipates contributing $2.2 million to its funded pension plans and $3.1 million to its unfunded pension plans in 2004.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Postretirement Benefits Other Than Pensions

      Viad and certain of its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for certain eligible employees, retirees and dependents. The related postretirement benefit liabilities are recognized over the period that services are provided by employees. In addition, Viad retained the obligations for such benefits for retirees of certain sold businesses. While the plans have no funding requirements, Viad may fund the plans. As described in Note 12, on December 31, 2003, Viad contributed 195,205 shares of Viad stock valued at $4.9 million to the Viad Corp Medical Plan Trust to fund certain postretirement benefits.

      On January 12, 2004, the FASB issued FSP No. FAS 106-1 on the accounting for the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) enacted into law on December 8, 2003. The Act expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. While Viad anticipates that the benefits it pays after 2006 will be lower as a result of the new Medicare provisions, there is significant uncertainty in determining the financial impact on Viad’s plans until further authoritative guidance is issued.

      Although SFAS No. 106 requires that recently enacted changes in the law that take effect in future periods be considered in current period liability determination, FSP FAS 106-1 permits the deferral of recognition of the effects of the Act until further authoritative guidance is issued. However, FSP FAS 106-1 requires that the one-time election to defer or not defer the accounting for the effects of the Act must be made before net periodic postretirement benefit costs for the period that includes December 8, 2003 are first included in either interim or annual financial statements. As Viad’s measurement date is November 30, the one-time election is not required until first quarter 2004. As a result, the consolidated financial statements do not include the effects of the Act.

      The net periodic postretirement benefit cost for the years ended December 31 included the following components:

	2003	2002	2001

	(in thousands)
Service cost	$590	$428	$332
Interest cost	2,905	2,725	2,591
Expected return on plan assets	(149)	(148)	(383)
Amortization of prior service cost	(959)	(959)	(643)
Recognized net actuarial loss (gain)	1,073	713	(82)

Net periodic postretirement benefit cost	$3,460	$2,759	$1,815

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The status of the plans as of December 31 is set forth below:

	2003	2002

	(in thousands)
Change in accumulated benefit obligation:
Benefit obligation at beginning of year	$46,206	$36,573
Service cost	590	428
Interest cost	2,905	2,725
Actuarial adjustments	248	12,808
Plan amendments	—	(3,636)
Benefits paid	(2,597)	(2,692)

Benefit obligation at end of year	47,352	46,206

Change in plan assets:
Fair value of plan assets at beginning of year	5,616	5,583
Actual return on plan assets	—	33
Company contributions	7,478	2,692
Benefits paid	(2,597)	(2,692)

Fair value of plan assets at end of year	10,497	5,616

Funded status	(36,855)	(40,590)
Unrecognized prior service cost (reduction)	(7,906)	(8,865)
Unrecognized net actuarial loss (gain)	16,606	17,281

Accrued postretirement benefit cost	$(28,155)	$(32,174)

      A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $4.7 million and the ongoing annual expense by approximately $454,000. A one-percentage-point decrease in the assumed health care cost trend rate for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $4.1 million and the ongoing annual expense by approximately $387,000.

      Viad’s postretirement benefit weighted-average asset allocation was approximately 46.5 percent and 53.5 percent in equity securities and private equity securities, respectively, at December 31, 2003, and entirely in private equity securities at December 31, 2002.

      The Company presently anticipates contributing $2.6 million to its other postretirement benefit plans in 2004.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Measurement Date

      Viad utilizes a November 30 measurement date for its pension and other postretirement benefit plans.

Weighted Average Assumptions

      Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension		Other
	Benefits		Benefits

	2003	2002	2003	2002

Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of compensation increase	4.50%	4.50%	N/A	N/A

      Weighted average assumptions used to determine net periodic benefit cost for years ended December 31 were as follows:

	Pension		Other
	Benefits		Benefits

	2003	2002	2003	2002

Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	8.75%	10.00%	3.75%	3.75%
Rate of compensation increase	4.50%	4.50%	N/A	N/A

      The assumed health care cost trend rate used in measuring both the 2003 and 2002 accumulated postretirement benefit obligation was 10 percent in the year 2003, declining one percent each year to the ultimate rate of five percent by the year 2008 and remaining at that level thereafter.

Additional information

	Pension Benefits

	2003	2002

	(in thousands)
Increase in minimum liability included in other comprehensive income	$8,475	$20,535

Note 16.     Leases

      Viad has entered into operating leases for the use of certain of its offices, equipment, and other facilities. These leases expire over periods ranging from one to 12 years, and some of which provide for renewal options ranging from one to 28 years. Leases which expire are generally renewed or replaced by similar leases. Some leases contain scheduled rental increases accounted for on a straight-line basis.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, Viad’s future minimum rental payments and related sublease rentals receivable with respect to noncancelable operating leases with terms in excess of one year were as follows:

		Rentals
		Receivable
	Rental	Under
	Payments	Subleases

	(in thousands)
2004	$30,403	$4,464
2005	28,121	3,977
2006	23,103	3,200
2007	20,420	2,465
2008	15,483	2,232
Thereafter	53,782	5,191

Total	$171,312	$21,529

      Net rent expense under operating leases for the years ended December 31 consisted of the following:

	2003	2002	2001

	(in thousands)
Minimum rentals	$41,255	$40,665	$40,002
Sublease rentals	(4,120)	(3,086)	(2,607)

Total rentals, net	$37,135	$37,579	$37,395

Note 17.     Litigation, Claims and Other Contingencies

      Viad and certain of its subsidiaries are plaintiffs or defendants to various actions, proceedings and pending claims. Certain of these pending legal actions are or purport to be class actions. Some of the foregoing involve, or may involve, compensatory, punitive or other damages. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings, or claims could be decided against Viad. Although the amount of liability at December 31, 2003, with respect to certain of these matters is not ascertainable, Viad believes that any resulting liability, after taking into consideration amounts already provided for, will not have a material effect on Viad’s financial statements.

      Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions Viad has or had operations and is subject to certain international agreements. As is the case with many companies, Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although Viad is a party to certain environmental disputes, Viad believes that any liabilities resulting therefrom, after taking into consideration amounts already provided for, exclusive of any potential insurance recoveries, will not have a material effect on Viad’s financial statements.

      As of December 31, 2003, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries. These guarantees are not subject to liability recognition in the consolidated financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by Viad’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees existing at December 31, 2003 would be $54.8 million. At December 31, 2003, the aggregate guarantees related to leased facilities were $32.7 million, and expire through January 2015. At December 31, 2003, the aggregate guarantees related to credit or loan arrangements with banks were $22.1 million of which, $2.1 million is subject to an ongoing guarantee by Viad which has no expiration date and $20.0 million is subject to an ongoing guarantee by

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Viad’s Payment Services subsidiary commensurate with its subsidiary’s credit facility which has no expiration date. There are no recourse provisions that would enable Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby Viad could recover payments.

      The Payment Services segment has agreements with certain investors to provide funds related to investments in collateralized private equity obligations. As of December 31, 2003, the total amount of unfunded commitments related to these agreements was $15.1 million.

Note 18.     Segment Information

      Viad measures profit and performance of its operations on the basis of operating income before restructuring recoveries/ charges and other items. Consolidated revenues and operating income reflect the elimination of intersegment sales and transfers. Corporate activities include expenses not allocated to operations. Depreciation and amortization are the only significant noncash items for the reportable segments.

      Viad’s two reportable segments are Payment Services and Convention and Event Services. The Payment Services segment sells money orders through agents, and performs official check and negotiable instrument clearing services for banks and credit unions. In addition, the segment provides consumer money wire transfer services throughout the world. The Convention and Event Services segment provides decorating, installation and dismantling, and electrical, transportation and management services for conventions, tradeshows, associations and other corporate events; and designs and builds convention, tradeshow, museum and other exhibits and displays throughout the world.

      The remaining categories represent Travel and Recreation Services businesses below reportable segment quantitative thresholds, and corporate activities. These categories are presented to reconcile to total results. Travel and Recreation Services includes Viad’s Canadian travel tour service subsidiary, which operates tours and charters in the Canadian Rockies, conducts hotel operations and snowcoach tours of the Columbia Icefield and offers gondola rides of Sulphur Mountain; and Glacier Park, Inc., which operates historic lodges in and around Glacier National Park.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Disclosures regarding Viad’s reportable segments with reconciliations to consolidated totals are presented in the accompanying tables:

	2003	2002	2001

	(in thousands)
Revenues:
Payment Services	$737,224	$707,691	$635,560
Convention and Event Services	717,265	786,233	884,044

Reportable segments	1,454,489	1,493,924	1,519,604
Travel and Recreation Services	53,203	58,253	61,453

	$1,507,692	$1,552,177	$1,581,057

Operating income before restructuring recoveries (charges) and other items(1):
Payment Services	$111,947	$121,262	$115,590
Convention and Event Services	44,867	36,454	32,563

Reportable segments	156,814	157,716	148,153
Travel and Recreation Services	10,475	13,743	14,698

Subtotal, ongoing operations	167,289	171,459	162,851
Corporate activities	(12,571)	(17,114)	(12,029)

	154,718	154,345	150,822
Other investment income	2,922	10,531	5,652
Interest expense	(8,777)	(19,268)	(25,936)
Restructuring recoveries (charges) and other items:
Payment Services	—	(442)	(5,923)
Convention and Event Services	5,015	(18,582)	(87,045)
Corporate	—	80	(3,652)
Minority interests	(110)	(5,636)	(1,326)

Income before income taxes	$153,768	$121,028	$32,592

(1)	Includes amortization of goodwill and other intangible assets for 2001 of $8.2 million for the Payment Services segment; $7.8 million for the Convention and Event Services segment; and $856,000 for Travel and Recreation Services.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

	(in thousands)
Assets:
Payment Services(1)	$8,404,493	$8,725,497	$7,438,634
Convention and Event Services	412,300	431,384	497,216

Reportable segments	8,816,793	9,156,881	7,935,850
Travel and Recreation Services	107,549	88,590	76,709

Subtotal, ongoing operations	8,924,342	9,245,471	8,012,559
Corporate and other	297,813	429,958	362,740

	$9,222,155	$9,675,429	$8,375,299

Depreciation and amortization:(2)
Payment Services	$27,294	$25,893	$30,552
Convention and Event Services	15,600	18,963	30,965

Reportable segments	42,894	44,856	61,517
Travel and Recreation Services	4,554	3,570	4,219

Subtotal, ongoing operations	47,448	48,426	65,736
Corporate and other	2,347	2,260	2,232

	$49,795	$50,686	$67,968

Capital expenditures:
Payment Services	$27,128	$26,842	$32,225
Convention and Event Services	13,164	11,226	15,143

Reportable segments	40,292	38,068	47,368
Travel and Recreation Services	2,244	2,045	1,997

Subtotal, ongoing operations	42,536	40,113	49,365
Corporate and other	127	114	418

	$42,663	$40,227	$49,783

(1)	Includes investments substantially restricted for payment service obligations of $7.8 billion (2003), $8.2 billion (2002), and $6.9 billion (2001).

(2)	For 2001, includes amortization of goodwill and other intangible assets of $8.2 million for the Payment Services segment; $7.8 million for the Convention and Event Services segment; and $856,000 for Travel and Recreation Services.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic Areas

      Viad’s foreign operations are located principally in Canada and Europe. Payment Services foreign revenues are defined as revenues generated from money transfer transactions originating in a country other than the United States. Convention and Event Services revenues are designated as foreign based on the customers country of origin. Long-lived assets are attributed to domestic or foreign based principally on physical location of the assets. Long-lived assets consist of “Property and equipment” and “Other investments and assets.” The table below presents the financial information by major geographic area:

	2003	2002	2001

	(in thousands)
Revenues:
United States	$1,291,701	$1,368,232	$1,414,296
Foreign	215,991	183,945	166,761

Total revenues	$1,507,692	$1,552,177	$1,581,057

Long-lived assets:
United States	$239,730	$243,298	$270,292
Foreign	74,488	62,880	57,903

Total long-lived assets	$314,218	$306,178	$328,195

Note 19.     Condensed Consolidated Quarterly Results (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
2003
Revenues:(1)	$396,966	$423,910	$353,115	$333,701

Operating income:
Ongoing operations(2)	$36,112	$58,446	$38,335	$34,396
Corporate activities(3)	(3,859)	(2,944)	(4,904)	(864)
Restructuring recoveries(4)	—	1,276	200	3,539

Operating income	$32,253	$56,778	$33,631	$37,071

Income from continuing operations	$21,390	$40,220	$23,042	$25,876
Net income(5)	22,031	40,868	24,836	26,167
Diluted net income per common share:
Income from continuing operations	0.24	0.46	0.27	0.30
Net income(5)	0.25	0.47	0.29	0.30
Basic net income per common share:
Income from continuing operations	0.24	0.46	0.27	0.30
Net income(5)	0.25	0.47	0.29	0.30

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
2002
Revenues:(1)	$423,577	$388,067	$394,904	$345,629

Operating income:
Ongoing operations(2)	$45,531	$51,332	$49,593	$25,003
Corporate activities(3)	(4,126)	(6,307)	(3,989)	(2,692)
Restructuring recoveries (charges)(4)	—	(2)	413	(19,355)

Operating income	$41,405	$45,023	$46,017	$2,956

Income from continuing operations	$27,915	$29,031	$31,607	$4,495
Net income (loss)(6)	(9,343)	29,715	32,257	5,257
Diluted net income (loss) per common share:
Income from continuing operations	0.32	0.33	0.36	0.05
Net income (loss)	(0.11)	0.34	0.37	0.06
Basic net income (loss) per common share:
Income from continuing operations	0.32	0.33	0.36	0.05
Net income (loss)	(0.11)	0.34	0.37	0.06

(1)	Includes investment impairment losses and adjustments for 2003 as follows; $20.8 million (first quarter), and $11.4 million (fourth quarter). Includes similar losses and adjustments for 2002 as follows; $6.2 million (first quarter) $4.1 million (second quarter), $5.3 million (third quarter), and $13.3 million (fourth quarter).

(2)	Represents revenues less costs of services and costs of products sold.

(3)	In the second quarter 2002, Viad recorded a charge of $2.5 million for legal, investment banking and other costs incurred in connection with a contemplated initial public offering of Travelers Express. Additionally, in the second, third and fourth quarters of 2003 charges of $650,000, $1.2 million and $1.2 million, respectively, were recorded in preparation for the spin-off of Travelers Express. Offsetting these costs in the fourth quarter 2003 was a curtailment gain of $1.4 million relating to the freezing of Viad’s defined benefit pension plan as well as a decrease in certain other administrative expenses.

(4)	Viad recorded restructuring charges totaling $62.4 million in 2001, of which $413,000 was reversed in the third quarter 2002 as certain actual costs incurred were less than original estimates. In the fourth quarter 2002, Viad recorded additional restructuring charges totaling $19.3 million associated with the closure and consolidation of certain facilities, severance and other employee benefits. In the second quarter 2003, $1.3 million of the 2001 restructuring charge was reversed as certain actual costs incurred were less than original estimates and in the third and fourth quarters of 2003 an additional $200,000 and $3.5 million, respectively, of costs were reversed.

(5)	In the third quarter 2003, Viad recorded $2.5 million ($1.5 million after-tax) of income from discontinued operations due to a reduction in the estimated obligations associated with a previously sold business.

(6)	Effective in the first quarter 2002, upon adoption of SFAS No. 142, Viad recorded an impairment charge of $40.0 million ($37.7 million after-tax) related to the Exhibitgroup/ Giltspur reporting unit of the Convention and Event Services segment. This charge was recorded as a change in accounting principle.

VIAD CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20.     Subsequent Events

      In March 2004, Travelers Express completed the sale of its Game Financial Corporation (“Game Financial”) business to a subsidiary of Certegy Inc. for $43.1 million in cash. Game Financial was previously a wholly-owned subsidiary of Travelers Express providing cash access services to casinos and gaming establishments throughout the United States. In accordance with SFAS No. 144, Viad has removed Game Financial from its continuing results of operations in the consolidated statements of income and has presented the after-tax earnings of Game Financial as discontinued operations for all periods presented. Revenue of Game Financial previously reported in continuing operations was $64.4 million, $65.9 million and $71.0 million for 2003, 2002 and 2001, respectively. The after-tax earnings of Game Financial currently included in discontinued operations for 2003, 2002 and 2001 was $1.8 million, $2.6 million and $4.1 million, respectively.

      Additionally, in April 2004, Viad paid $9.0 million to retire certain industrial revenue bonds for which it was responsible. There were no gains or losses related to the early extinguishment of these debt obligations.

VIAD CORP

CONSOLIDATED BALANCE SHEETS

	March 31, 2004	December 31, 2003

	(unaudited)

	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$30,469	$63,853
Other investments in securities	129,453	99,230
Receivables, net	64,946	45,915
Inventories	34,541	35,768
Deferred income taxes	55,688	45,485
Other current assets	39,902	34,831

	354,999	325,082
Funds, agent receivables and current maturities of investments substantially restricted for payment service obligations	1,849,675	1,821,020

Total current assets	2,204,674	2,146,102
Investments substantially restricted for payment service obligations	6,292,564	5,975,213
Property and equipment, net	244,805	250,787
Other investments and assets	61,949	63,431
Deferred income taxes	76,267	101,571
Goodwill	652,653	652,213
Other intangible assets, net	33,164	32,838

Total Assets	$9,566,076	$9,222,155

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$72,694	$57,710
Other current liabilities	210,758	211,097
Current portion of long-term debt	40,595	21,211

	324,047	290,018
Payment service obligations	7,784,259	7,525,796

Total current liabilities	8,108,306	7,815,814
Long-term debt	211,953	230,232
Pension and other postretirement benefits	124,532	122,703
Derivative financial instruments	79,791	71,093
Other deferred items and insurance liabilities	116,223	122,132
$4.75 Preferred stock subject to mandatory redemption	6,741	6,733
Minority interests	3,161	3,611
Common stock and other equity:
Common stock, $1.50 par value, 200,000,000 shares authorized, 99,739,925 shares issued	149,610	149,610
Additional capital	214,148	218,783
Retained income	897,178	863,944
Unearned employee benefits and other	(54,099)	(58,026)
Accumulated other comprehensive income (loss):
Unrealized gain on available-for-sale securities	136,298	105,263
Unrealized loss on derivative financial instruments	(109,464)	(106,471)
Cumulative foreign currency translation adjustments	11,877	12,387
Minimum pension liability adjustment	(42,749)	(42,749)
Common stock in treasury, at cost, 11,170,033 and 11,382,364 shares	(287,430)	(292,904)

Total common stock and other equity	915,369	849,837

Total Liabilities and Stockholders’ Equity	$9,566,076	$9,222,155

See Notes to Unaudited Interim Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended
	March 31,

	2004	2003

	(in thousands, except
	share data)
Revenues:
Convention show services	$158,330	$174,942
Payment services transaction fees	113,622	97,061
Payment services investment income	77,700	74,567
Exhibit design and construction	45,286	47,114
Travel and recreation services	3,939	3,282

Total revenues	398,877	396,966

Costs and expenses:
Costs of services	306,291	311,549
Costs and products sold	46,212	49,305
Corporate activities and minority interests	4,210	3,745
Net interest expense	1,042	3,048

Total costs and expenses	357,755	367,647

Income before income taxes	41,122	29,319
Income tax expense	12,061	7,929

Income from continuing operations	29,061	21,390
Income from discontinued operations, net of tax	11,932	641

Net income	$40,993	$22,031

Diluted income per common share
Income from continuing operations	$0.33	$0.24
Income from discontinued operations, net of tax	0.14	0.01

Net income per common share	$0.47	$0.25

Average outstanding and potentially dilutive common shares	87,217	86,326

Basic income per common share
Income from continuing operations	$0.33	$0.24
Income from discontinued operations, net of tax	0.14	0.01

Net income per common share	$0.47	$0.25

Average outstanding common shares	86,710	86,008

Dividends declared per common share	$0.09	$0.09

See Notes to Unaudited Interim Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three months ended
	March 31,

	2004	2003

	(in thousands)
Net income	$40,993	$22,031

Other comprehensive income:
Unrealized gains on available-for-sale securities:
Reclassification of securities from held-to-maturity to available-for-sale, net of tax expense	—	30,222
Holding gains (losses) arising during the period, net of tax	35,289	(3,092)
Reclassification adjustment for net realized gains included in net income, net of tax expense	(4,254)	(2,722)

	31,035	24,408

Unrealized gains (losses) on derivative financial instruments:
Holding losses arising during the period, net of tax	(21,233)	(16,254)
Net reclassifications from other comprehensive income to net income, net of tax benefit	18,240	21,401

	(2,993)	5,147

Unrealized foreign currency translation gains (losses)	(510)	5,791

Other comprehensive income	27,532	35,346

Comprehensive income	$68,525	$57,377

See Notes to Unaudited Interim Consolidated Financial Statements.

VIAD CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended
	March 31,

	2004	2003

	(in thousands)
Cash flows from operating activities:
Net income	$40,993	$22,031
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,652	12,012
Deferred income taxes	3,972	(3,602)
Income from discontinued operations, net of tax	(11,932)	(641)
Investment impairment charges and adjustments	5,928	20,813
Gains on dispositions of investments and other assets	(7,410)	(4,842)
Amortization of investment premiums	7,679	6,369
Other noncash items, net	2,668	(106)
Change in operating assets and liabilities:
Receivables	(26,837)	(23,109)
Inventories	1,227	2,984
Accounts payable	14,549	(4,353)
Restructuring liability (cash payments)	(2,470)	(2,152)
Other assets and liabilities, net	(4,738)	15,809

	36,281	41,213
Change in payment service assets and obligations, net	228,386	144,735

Net cash provided by operating activities	264,667	185,948

Cash flows from investing activities:
Capital expenditures	(9,951)	(7,206)
Acquisition of business, net of cash acquired	—	(98,049)
Proceeds from sale of business, net of cash divested	15,247	—
Proceeds from dispositions of property and other assets	490	416
Proceeds from sales and maturities of available-for-sale securities	686,810	855,891
Proceeds from maturities of held-to-maturity securities	—	283,690
Purchases of available-for-sale securities	(985,050)	(1,215,506)

Net cash used in investing activities	(292,454)	(180,764)

Cash flows from financing activities:
Payments on long-term borrowings	(247)	(207)
Net change in short-term borrowings	2,000	(6,000)
Dividends paid on common and preferred stock	(7,807)	(8,039)
Dividend paid to minority interest	—	(8,115)
Proceeds from exercise of stock options	457	884

Net cash used in financing activities	(5,597)	(21,477)

Net decrease in cash and cash equivalents	(33,384)	(16,293)
Cash and cash equivalents, beginning of year	63,853	57,219

Cash and cash equivalents, end of period	$30,469	$40,926

See Notes to Unaudited Interim Consolidated Financial Statements.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2004 and 2003

Note 1 – Basis of Preparation and Principles of Consolidation

      The accompanying unaudited consolidated financial statements of Viad Corp (“Viad” or “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. Certain prior period amounts have been reclassified to conform to the current period presentation.

      For further information, refer to the consolidated financial statements and related footnotes for the year ended December 31, 2003, included in this information statement.

      The consolidated financial statements include the accounts of Viad and all of its wholly-owned subsidiaries. All significant intercompany account balances and transactions between Viad and all of its subsidiaries have been eliminated in consolidation. Results of operations for three months ended March 31, 2003 have been restated to present the financial results of a disposed business as a discontinued operation. See Note 2, “Discontinued Operations and Acquisition of Minority Interest.”

      Viad’s Payment Services segment participates in various trust arrangements (special-purpose entities) related to structured investments within its investment portfolio, official check processing agreements with financial institutions, and the sale of certain receivables. Certain structured investments owned by Viad represent beneficial interests in grantor trusts or other similar entities. These trusts typically contain an investment grade security, generally a U.S. Treasury strip, and an investment in the residual interest in a collateralized debt obligation, or in some cases, a limited partnership interest. For certain of these trusts, the Payment Services segment owns the majority of the beneficial interests, and therefore, consolidates those trusts by recording and accounting for the assets of the trust separately in Viad’s consolidated financial statements.

      In connection with its PrimeLink business, the Payment Services segment has established separate trust entities and processes that provide certain financial institution customers additional assurance of the Company’s ability to clear their official checks. The assets, liabilities, revenues and expenses associated with these arrangements are consolidated in Viad’s financial statements. Additionally, the Payment Services segment has an agreement to sell, on a periodic basis, undivided percentage ownership interests in certain receivables, primarily from its money order agents. The receivables are sold to commercial paper conduits and represent a small percentage of the total assets in such conduits. Viad’s rights and obligations are limited to the receivables transferred, and are accounted for as a sales transaction under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The assets and liabilities associated with the conduits, including the sold receivables, are not recorded or consolidated in Viad’s financial statements.

Note 2 – Discontinued Operations and Acquisition of Minority Interest

      In March 2004, Travelers Express Company, Inc. (“Travelers Express”), a wholly-owned subsidiary of Viad, completed the sale of Game Financial Corporation (“Game Financial”) to a subsidiary of Certegy Inc. for $43.1 million in cash. Game Financial was previously a wholly-owned subsidiary of Travelers Express (and reported as a component of the Payment Services segment) providing cash access services to casinos and gaming establishments throughout the United States. In determining the gain on the sale of Game Financial, the $43.1 million sale price was compared to the carrying amount on the date of sale of $16.4 million. $7.8 million of the gain was deferred pending resolution of certain contingencies in the sales contract. The contingencies generally relate to the retention of certain business and may result in additional gains in the future as the

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contingencies are resolved. The components of the carrying amount were total assets of $20.8 million less total liabilities $4.4 million. In accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the gain on the disposal of Game Financial and the after-tax earnings for the period in 2004 prior to the sale of $515,000 have been included in discontinued operations in the consolidated statements of income. Additionally, the after-tax results of operations for the three months ended March 31, 2003 of $641,000 have also been included in discontinued operations. The contingent gain is included in the consolidated balance sheet under “Other current liabilities.”

      In January 2003, MoneyGram Payment Systems, Inc., a wholly-owned subsidiary of Travelers Express, acquired the remaining 49 percent minority interest in MoneyGram International Limited (“MIL”) from Travelex Group Plc. (“Travelex”). MIL, a London-based joint venture between MoneyGram Payment Systems, Inc. and Travelex, provides international sales and marketing services in connection with the money transfer business primarily in Europe, Africa, Asia and Australia. Prior to the acquisition, MoneyGram Payment Systems, Inc. owned a 51 percent interest in MIL.

      As a majority-owned subsidiary, MIL’s financial results were consolidated in Viad’s financial statements prior and subsequent to the acquisition. The total consideration paid to Travelex included a $98.1 million cash payment by MoneyGram Payment Systems, Inc. and a dividend paid by MIL of $8.1 million. At the acquisition date, additional goodwill of $97.5 million was recorded related to the Payment Services segment. The amount of goodwill expected to be deductible for tax purposes is not significant.

Note 3 – Stock-Based Compensation

      As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” Viad uses the intrinsic value method of accounting for stock-based compensation awards prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock-based compensation plans.

      Assuming Viad had recognized compensation cost for stock options and performance-based stock awards in accordance with the fair value method of accounting defined in SFAS No. 123, net income and diluted and basic income per share for the three months ended March 31 would be as presented in the table below. Compensation cost calculated under SFAS No. 123 is recognized ratably over the vesting period and is net of estimated forfeitures and tax effects.

	2004	2003

	(in thousands, except
	per share data)
Net income, as reported	$40,993	$22,031
Plus: stock-based employee compensation expense recorded under APB Opinion No. 25, net of tax	—	248
Less: stock-based employee compensation expense determined under fair value based method, net of tax	(923)	(968)

Pro forma net income	$40,070	$21,311

Diluted income per share:
As reported	$0.47	$0.25

Pro forma	$0.46	$0.24

Basic income per share:
As reported	$0.47	$0.25

Pro forma	$0.46	$0.24

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For purposes of applying SFAS No. 123, the estimated fair value of stock options granted during 2004, 2003, and 2002 was $6.68, $5.33, and $8.47 per share, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002

Expected dividend yield	1.4%	1.8%	1.3%
Expected volatility	28.5%	30.4%	30.1%
Risk-free interest rate	3.16%	2.66%	4.92%
Expected life	5 years	5 years	5 years

Note 4 – Assets an Investments Substantially Restricted for Payment Service Obligations

      Viad’s Payment Services subsidiaries generate funds from the sale of official checks, money orders and other payment instruments with the related liabilities classified in the consolidated balance sheets under “Payment service obligations.” Substantially all of the proceeds of such sales are invested in permissible securities, principally high-quality debt instruments. These investments, along with related cash and funds in transit, are substantially restricted by the Payment Services segment to the extent that they represent proceeds from the sale of payment instruments to satisfy the liability to pay, upon presentment, the face amount of the payment service obligations. Such assets are not available to satisfy working capital or other financing requirements of Viad. Investment securities are included in the consolidated balance sheets under “Investments substantially restricted for payment service obligations.” Certain additional assets of the Payment Services subsidiaries relating to payment service obligations, including cash, funds in transit from agents, and securities expected to be sold or maturing within one year, are included under “Funds, agent receivables and current maturities of investments substantially restricted for payment service obligations.”

      At March 31, 2004, all investment securities substantially restricted for payment service obligations were classified as available-for-sale as they were held for indefinite periods of time and included those securities which may be sold to assist in the clearing of payment service obligations or in the management of investments. These securities are reported at fair value with unrealized gains and losses, net of tax, included in the consolidated balance sheets as a component of “Accumulated other comprehensive income (loss).”

      Interest income, realized gains and losses on the disposition of investments and impairment losses are included in the consolidated statements of income under “Payment services investment income.” The specific identification method is used to determine the cost basis of securities sold.

      Viad’s investments substantially restricted for payment service obligations consist primarily of mortgage-backed securities, other asset-backed securities, state and municipal government obligations and corporate debt securities. Other asset-backed securities are collateralized by various types of loans and leases, including home equity, corporate, manufactured housing, credit card, and airline. Interest income on mortgage-backed and other asset-backed securities for which the risk of credit loss is deemed remote is recorded utilizing the level yield method. Changes in estimated cash flows, both positive and negative, are accounted for with retrospective changes to the carrying value of investments in order to maintain a level yield over the life of the investment.

      Interest income on mortgage-backed and other asset-backed investments for which risk of credit loss is not deemed remote is recorded under the prospective method in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” EITF Issue No. 99-20 requires that such changes be accounted for prospectively as adjustments of yield. Under EITF Issue No. 99-20, investments are evaluated for impairment when an adverse cash flow change occurs. If the fair value of a security is less than its carrying value when an adverse cash flow change occurs, the investment is written down to fair value. Fair value is generally based on quoted market prices. However, certain investment securities are not readily marketable. As a result, the

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carrying value of these investments is based on cash flow projections which require a significant degree of management judgement as to default and recovery rates of the underlying investments. Any such impairment charges are included in the consolidated statements of income under “Payment services investment income.” Viad regularly monitors credit and market risk exposures and attempts to mitigate the likelihood of these exposures resulting in actual loss.

      As described in Note 7, “Derivative Financial Instruments,” Viad’s Payment Services subsidiaries use swap agreements to hedge a substantial portion of the variable rate commission payments to its financial institution customers of its PrimeLink product and the net proceeds from the sale of receivables primarily from money order agents. These swap agreements effectively convert such variable rates to fixed rates. The fair value of these swap agreements generally increases when market values of fixed rate, long-term debt investments decline and vice versa. Payment Services also uses swap agreements to hedge the fair value of certain of its available-for-sale securities. These swap agreements effectively convert the fixed rates on the securities to variable rates. The reported fair value of these derivative financial instruments represents the estimated amount that Viad would pay to counterparties to terminate the swap agreements.

      Normally, the swap agreements will not be terminated prior to maturity, nor is there any requirement to sell long-term debt securities prior to maturity, as the funds flow from ongoing sales of money orders and other payment instruments and funds from maturing short-term and long-term investments are expected to be adequate to settle payment service obligations as they are presented. In addition, Viad’s Payment Services subsidiaries have various lines of credit, overdraft facilities and reverse repurchase agreements totaling $2.1 billion available to assist in the management of investments and the clearing of payment service obligations. Amounts outstanding under reverse repurchase agreements are required to be collateralized by securities. At March 31, 2004 and December 31, 2003, $4.0 million and $2.0 million were outstanding under an overdraft facility, respectively.

      The Payment Services segment has restricted funds equal to payment service obligations and unrestricted funds, agents receivables and investments to the extent those assets exceed all payment service obligations. The following table shows the amount of those assets restricted for payment service obligations and excess unrestricted assets:

	March 31,	December 31,
	2004	2003

	(in thousands)
Funds, agent receivables and current maturities of investments	$1,849,675	$1,821,020
Investments (1)	6,290,052	5,973,498

	8,139,727	7,794,518
Amount restricted to cover payment service obligations (2)	(7,680,730)	(7,421,480)

Unrestricted assets	$458,997	$373,038

(1)	Amount excludes the long-term portion of derivative financial instruments of $2.5 million and $1.7 million at March 31, 2004 and December 31, 2003, respectively, which are included in the consolidated balance sheets under the caption “Investments substantially restricted for payment service obligations.”

(2)	Amount excludes the current liability portion of derivative financial instruments of $103.5 million and $104.3 million at March 31, 2004 and December 31, 2003, respectively, which are included in the consolidated balance sheets under the caption “Payment service obligations.”

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Securities Classified as Available-for-Sale. A summary of securities classified as available-for-sale at March 31, 2004 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$457,167	$5,057	$(22)	$462,202
Obligations of states and political subdivisions	918,338	76,634	(33)	994,939
Corporate debt securities	308,206	27,925	(329)	335,802
Mortgage-backed and other asset-backed securities	4,341,423	127,336	(14,620)	4,454,139
Debt securities issued by foreign governments	5,361	631	—	5,992
Preferred stock	75,489	1,987	(1,868)	75,608

Securities classified as available-for-sale	$6,105,984	$239,570	$(16,872)	$6,328,682

      A summary of securities classified as available-for-sale at December 31, 2003 is presented below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(in thousands)
U.S. Government agencies	$405,378	$6,068	$(405)	$411,041
Obligations of states and political subdivisions	938,693	73,663	(271)	1,012,085
Corporate debt securities	323,747	23,142	(720)	346,169
Mortgage-backed and other asset-backed securities	4,092,067	92,131	(20,926)	4,163,272
Debt securities issued by foreign governments	5,373	320	—	5,693
Preferred stock	75,546	1,601	(1,650)	75,497

Securities classified as available-for-sale	$5,840,804	$196,925	$(23,972)	$6,013,757

      On March 31, 2003, Viad reclassified securities in the Payment Services portfolio with an amortized cost of $1.2 billion from held-to-maturity to available-for-sale. During the first quarter 2003, management determined that it no longer had the positive intent to hold these securities for an indefinite period of time due to management’s desire for increased flexibility in managing the investment portfolio. The gross unrealized gains and losses related to these securities were $55.3 million and $5.3 million, respectively, on the date of transfer. As a result of the reclassification, the Company is prohibited from classifying securities as held-to-maturity for two years following the transfer under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and therefore, at March 31, 2004, no securities in the Payment Services portfolio were classified as held-to-maturity.

      Current maturities of investments substantially restricted for payment service obligations at March 31, 2004 and December 31, 2003 were $38.6 million and $40.3 million, respectively.

      Gross realized gains and losses on the disposition of securities classified as available-for-sale for the three months ended March 31, 2004 were $7.1 million and $82,000, respectively. For the three months ended March 31, 2003, gross realized gains and losses were $4.6 million and $167,000, respectively. Viad also recognized $5.9 million and $20.8 million in other-than-temporary investment impairment charges and adjustments for the three months ended March 31, 2004 and 2003, respectively.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents, as of March 31, 2004, the Company’s securities classified as available-for-sale for which the fair value was below the carrying value for a period of more than twelve months:

	Less Than Twelve		More Than Twelve
	Months		Months
						Total
		Unrealized		Unrealized	Total	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

			(in thousands)
U.S. Government agencies	$11,970	$22	$—	$—	$11,970	$22
Obligations of states and political subdivisions	8,929	33	—	—	8,929	33
Corporate debt securities	7,535	329	—	—	7,535	329
Mortgage-backed and other asset-backed securities	720,689	8,736	143,738	5,884	864,427	14,620
Preferred stock	16,729	248	8,380	1,620	25,109	1,868

	$765,852	$9,368	$152,118	$7,504	$917,970	$16,872

      At December 31, 2003, Viad had the following:

			More Than Twelve
	Less Than Twelve Months		Months
						Total
		Unrealized		Unrealized	Total	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

	(in thousands)
U.S. Government agencies	$81,747	$405	$—	$—	$81,747	$405
Obligations of states and political subdivisions	18,670	271	—	—	18,670	271
Corporate debt securities	38,319	720	—	—	38,319	720
Mortgage-backed and other asset-backed securities	1,383,395	14,554	163,036	6,372	1,546,431	20,926
Preferred stock	—	—	8,350	1,650	8,350	1,650

	$1,522,131	$15,950	$171,386	$8,022	$1,693,517	$23,972

      Viad has determined that the unrealized losses reflected above, comprised of 26 and 19 securities at March 31, 2004 and December 31, 2003, respectively, represent temporary impairments. The Company believes that the unrealized losses generally are caused by liquidity discounts and increases in the risk premiums required by market participants rather than a fundamental weakness in the credit quality of the issuer or underlying assets.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 – Goodwill and Other Intangible Assets

      A summary of other intangible assets at March 31, 2004 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$31,070	$(17,884)	$13,186
Patents	13,200	(10,541)	2,659
Other	207	(178)	29

	44,477	(28,603)	15,874

Unamortized intangible assets:
Trademarks	13,175	—	13,175
Pension intangible assets	4,115	—	4,115

	17,290	—	17,290

Total other intangible assets	$61,767	$(28,603)	$33,164

      A summary of other intangible assets at December 31, 2003 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$30,110	$(17,565)	$12,545
Patents	13,200	(10,385)	2,815
Other	1,033	(845)	188

	44,343	(28,795)	15,548

Unamortized intangible assets:
Trademarks	13,175	—	13,175
Pension intangible assets	4,115	—	4,115

	17,290	—	17,290

Total other intangible assets	$61,633	$(28,795)	$32,838

      Intangible asset amortization expense for the three months ended March 31, 2004 and 2003, was $490,000 and $507,000, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

(in thousands)
2004	$1,544
2005	$2,009
2006	$1,748
2007	$1,748
2008	$1,435

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The changes in the carrying amount of goodwill for the three months ended March 31, 2004 are as follows:

		Convention
	Payment	and Event
	Services	Services	Other	Total

	(in thousands)
Balance at January 1, 2004	$395,527	$227,056	$29,630	$652,213
Foreign currency translation adjustments	—	40	400	440

Balance at March 31, 2004	$395,527	$227,096	$30,030	$652,653

Note 6 – Debt and Other Obligations

      At March 31, 2004 and December 31, 2003, Viad classified as long-term debt $170 million and $168 million, respectively, of short-term borrowings. These borrowings were supported by unused commitments under $475 million of available credit facilities.

      At March 31, 2004, Viad had 442,352 authorized shares of $4.75 preferred stock subject to mandatory redemption provisions with a stated value of $100 per share, of which 328,352 shares were issued. Of the total shares issued, 234,983 were outstanding and 93,369 were held by Viad at a net carrying value of $6.7 million. The $4.75 preferred stock is subject to mandatory redemption provisions through annual cumulative sinking fund requirements of 6,000 shares per year, which are currently satisfied from the shares held by Viad. The outstanding shares held by others are scheduled for redemption in the years 2019 to 2058 and have a liquidation preference of $100 per share (aggregate liquidation preference of $23.5 million) in the event of any involuntary liquidation, dissolution or winding up of the Company. The $4.75 preferred stock may also be redeemed prior to scheduled redemption at the option of the Company expressed by resolution of the board of directors at a call price of $101 per share (aggregate redemption amount of $23.7 million).

      As of March 31, 2004, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries. These guarantees are not subject to liability recognition in the consolidated financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by Viad’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees existing at March 31, 2004 is $55.3 million. There are no recourse provisions that would enable Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby Viad could recover payments.

      Cash paid for interest was $2.6 million and $2.7 million for the three months ended March 31, 2004 and 2003, respectively.

Note 7 – Derivative Financial Instruments

      Viad uses derivative financial instruments as part of its risk management strategy to manage exposure to fluctuations in interest and foreign currency rates. Derivatives are not used for speculative purposes. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in accumulated other comprehensive income. Ineffective portions of the change in the fair value of cash flow hedges are recognized in earnings. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in earnings in the current period.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A portion of Viad’s Payment Services business involves the payment of variable-rate commissions to financial institution customers of its PrimeLink program. In addition, a Viad Payment Services subsidiary has agreements to sell, on a periodic basis, undivided percentage ownership interests in certain receivables primarily from money order agents in an amount not to exceed $450 million. The agreement expires in June 2006. The receivables, sold at a discount based on short-term variable interest rates, are sold in order to accelerate cash flow for investment in permissible securities. Variable-to-fixed derivative financial instruments (swap agreements) have been entered into to mitigate the effects of fluctuations primarily on commission expense and to a lesser extent on the net proceeds from the sale of agent receivables. The length of time over which future cash flows are hedged ranges up to ten years. Amounts receivable or payable under the derivative agreements designated as cash flow hedges are reclassified from other comprehensive income to net income as an adjustment to the expense of the related transaction. These amounts are included in the consolidated statements of income under “Costs of services.”

      Viad uses fair value hedges to mitigate the risk of fluctuating interest rates on certain available-for-sale securities. Interest rate swaps are used to modify exposure to interest rate risk by converting fixed rate assets to a floating rate. All amounts have been included in earnings consistent with the hedged transaction, primarily as “Payment services investment income.” The Company uses the “shortcut” method prescribed by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and therefore, assumes no ineffectiveness. The amount recognized in earnings due to the ineffectiveness of the cash flow hedges was not material. No cash flow or fair value hedges were discontinued during the three months ended March 31, 2004 or 2003.

      Viad is also exposed to foreign currency exchange risk. Forward derivative contracts are used to hedge assets and liabilities denominated in foreign currencies. While these contracts economically hedge Viad’s foreign currency risk, they are not designated as hedges for accounting purposes under SFAS No. 133. Accordingly, these contracts are recorded on the consolidated balance sheets at fair value, with the change in fair value reflected in earnings. The effect of changes in foreign exchange rates on the foreign-denominated receivables and payables, net of the effect of the related forward contracts, is not significant.

Note 8 – Income Taxes

      A reconciliation of the income tax expense on income from continuing operations and the amount that would be computed using statutory federal income tax rates for the three months ended March 31, is as follows:

	2004		2003

	(in thousands)
Computed income taxes at statutory federal income tax rate	$14,393	35.0%	$10,262	35.0%
State income taxes	1,179	2.9%	1,417	4.8%
Other, net	874	2.1%	914	3.1%

	16,446	40.0%	12,593	42.9%
Tax-exempt income	(4,241)	(10.3)%	(5,185)	(17.7)%
Adjustment to estimated annual effective rate (1)	(144)	(0.4)%	521	1.8%

Income tax expense	$12,061	29.3%	$7,929	27.0%

(1)	APB Opinion No. 28, “Interim Financial Reporting,” requires that income taxes be recorded based on the estimated effective tax rate expected to be applicable for the entire fiscal year.

      Cash paid for income taxes was $5.1 million and $7.8 million for the three months ended March 31, 2004 and 2003, respectively.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 – Income Per Share

      A reconciliation of the numerators and denominators of diluted and basic per share computations for income from continuing operations for the three months ended March 31 is as follows:

	2004	2003

	(in thousands, except
	per share data)
Income from continuing operations	$29,061	$21,390
Preferred stock dividends (1)	—	(286)

Income available to common stockholders	$29,061	$21,104

Average outstanding common shares	86,710	86,008
Additional dilutive shares related to stock-based compensation	507	318

Average outstanding and potentially dilutive common shares	87,217	86,326

Diluted income per share from continuing operations	$0.33	$0.24

Basic income per share from continuing operations	$0.33	$0.24

(1)	Effective July 1, 2003, Viad adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which requires that the Company categorize its $4.75 preferred stock subject to mandatory redemption as a separate liability in its consolidated balance sheets. In addition, dividends paid on preferred stock that were previously charged directly against retained income, effective third quarter 2003 were recorded as interest expense and thereby already included as a function of income from continuing operations. Consequently, no adjustment to income from continuing operations has been made related to the first quarter 2004.

      Options to purchase 2,547,000 and 3,580,000 shares of common stock were outstanding at March 31, 2004 and 2003, respectively, but were not included in the computation of diluted income per share because the effect would be antidilutive.

Note 10 – Restructuring Charges

      In the fourth quarter of 2002, Viad approved a plan of restructuring related to the Convention and Event Services segment and recorded a charge totaling $20.5 million. The charge consisted of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits and included a provision for the write-down (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (less estimated sublease income) and other exit costs. At March 31, 2004, there was a remaining liability of $6.0 million, of which $4.2 million and $1.8 million were included in the consolidated balance sheets under “Other current liabilities” and “Other deferred items and insurance liabilities,” respectively. The restructuring activities had been substantially completed as of December 31, 2003, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefit payments will continue to be made over the varying terms of the individual separation agreements.

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the change in the 2002 restructuring liability balance at March 31, 2004 is as follows:

		Facility Closure
	Severance	and Lease
	and Benefits	Termination	Total

	(in thousands)
Balance at December 31, 2003	$1,164	$6,132	$7,296
Cash payments	(166)	(1,133)	(1,299)

Balance at March 31, 2004	$998	$4,999	$5,997

      In the third quarter of 2001, Viad approved a plan of restructuring and recorded a charge totaling $66.1 million, of which 93 percent related to the Convention and Event Services segment. The restructuring charge was associated with the closure and consolidation of certain facilities, severance and other employee benefits. All facilities were closed or consolidated and all positions eliminated as of December 31, 2002. At March 31, 2004, there was a remaining liability of $13.3 million, of which $3.2 million and $10.1 million were included in the consolidated balance sheets under “Other current liabilities” and “Other deferred items and insurance liabilities,” respectively. Payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements.

      A summary of the change in the 2001 restructuring liability balance at March 31, 2004 is as follows:

		Facility Closure
	Severance	and Lease
	and Benefits	Termination	Total

	(in thousands)
Balance at December 31, 2003	$276	$13,413	$13,689
Cash payments	(276)	(895)	(1,171)
Noncash adjustment	—	758	758

Balance at March 31, 2004	$—	$13,276	$13,276

Note 11 – Segment Information

      Viad measures profit and performance of its operations on the basis of operating income from continuing operations before restructuring charges and other items. Intersegment sales are eliminated in consolidation and intersegment transfers are not significant. Corporate activities include expenses not allocated to operations. Depreciation and amortization are the only significant noncash items for the reportable segments. As discussed in Note 2, “Discontinued Operations and Acquisition of Minority Interest,” the results of the Payment Services segment have been restated to exclude those of Game Financial. Disclosures regarding Viad’s reportable segments along with reconciliations to consolidated totals for the three months ended March 31, are as follows:

	2004	2003

	(in thousands)
Revenues:
Payment Services	$191,322	$171,628
Convention and Event Services	203,616	222,056

Reportable segments	394,938	393,684
Travel and Recreational Services	3,939	3,282

	$398,877	$396,966

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004	2003

	(in thousands)
Operating income (loss):
Payment Services	$30,168	$19,081
Convention and Event Services	17,529	18,605

Reportable segments	47,697	37,686
Travel and Recreation Services	(1,323)	(1,574)

	46,374	36,112
Corporate activities and minority interests	(4,210)	(3,745)

	42,164	32,367
Other investment income	748	1,104
Interest expense	(1,790)	(4,152)

Income before income taxes	$41,122	$29,319

Note 12 – Recent Accounting Pronouncements

      In January 2004, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) FAS 106-1 on the accounting for the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) enacted into law on December 8, 2003. Viad anticipates that the prescription drug benefit it pays for Medicare-eligible retirees beginning in 2006 will be lower as a result of the Act. Although SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” requires that recently enacted changes in the law that take effect in future periods be considered in current period liability determination, FSP FAS 106-1 permits the deferral of recognition of the effects of the Act until further authoritative guidance is issued. The Company has elected to defer recognizing the effects of the Act until final authoritative guidance is issued. As a result, the consolidated financial statements do not include the effects of the Act and the impact on Viad’s financial position and results of operations cannot presently be determined.

      In March 2004, the EITF reached a final consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments.” The final consensus provides a three-step impairment model for determining whether an investment is other-than-temporarily impaired and if such impairment exists, and requires the recognition of an impairment loss equal to the difference between the investment’s cost and fair value at the reporting date. The impairment model applies to investments subject to SFAS No. 115 and investments in equity securities accounted for under the cost method. The consensus also requires an additional other-than-temporary evaluation criterion for investments accounted for under EITF Issue No. 99-20 related to beneficial interests in securitized financial assets. The impairment model set forth in EITF Issue No. 03-1 is effective for impairment tests performed in reporting periods beginning after June 15, 2004. Additionally, EITF Issue No. 03-1 sets forth quantitative and qualitative disclosure requirements about investments with unrealized losses for which other-than-temporary impairments have not been recognized. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under SFAS No. 115 (pursuant to a prior consensus). For all other investments within its scope, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004.

      Viad has included the required disclosures pursuant to the prior consensus in its annual consolidated financial statements as of and for the year ended December 31, 2003. Due to the material nature of the Payment Services segment’s investment portfolio to the earnings and operations of Viad, these disclosures have been updated in the interim financial statements as of and for the three months ended March 31, 2004. As disclosed in Note 4, Viad recognized $5.9 million and $20.8 million of other-than-temporary impairment losses and adjustments (excluding realized gains and losses) related to its Payment Services investment portfolio for the

VIAD CORP

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

three months ended March 31, 2004 and 2003, respectively. Management does not expect the application of the three-step impairment model contained in EITF Issue No. 03-1 to have a material effect on Viad’s financial condition or results of operations incremental to any impairment losses that may otherwise be recognized under its existing methodology.

Note 13 – Proposed Spin-Off of Payment Services

      On July 24, 2003, Viad announced a plan to separate its Payment Services business from its other businesses by means of a tax-free spin-off. To effect the separation, Travelers Express will become a subsidiary of MoneyGram International, Inc. (“MoneyGram”), a newly-formed, wholly-owned subsidiary of Viad, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. At the time of the spin-off, the business of MoneyGram will consist of Viad’s current Payment Services operations. The continuing business of Viad will consist of the businesses of the convention show services, exhibit design and construction, and travel and recreation services operations, including Viad’s centralized corporate functions located in Phoenix, Arizona.

Note 14 – Pension and Other Postretirement Plans

      Net periodic pension cost for defined benefit plans and net periodic postretirement benefit cost for the three months ended March 31 includes the following components:

			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	(in thousands)
Service cost	$483	$796	$150	$179
Interest cost	3,090	3,127	764	713
Expected return on plan assets	(2,412)	(2,649)	(37)	(68)
Amortization of prior service cost	244	181	(240)	(240)
Recognized net actuarial loss	1,037	526	308	295

Net periodic pension and other postretirement benefit costs	$2,442	$1,981	$945	$879

      Viad previously disclosed in its financial statements for the year ended December 31, 2003 that it expected to contribute $2.2 million to its funded pension plans, $3.1 million to its unfunded pension plans, and $2.6 million to its other postretirement benefit plans in 2004. As of March 31, 2004, Viad has contributed $705,000 to its unfunded pension plans and $633,000 to its other postretirement benefit plans. The Company does not expect contributions for the entire year to differ from prior disclosure.

Note 15 – Subsequent Event

      On April 1, 2004, Viad paid $9.0 million to retire its outstanding industrial revenue bonds. There were no gains or losses related to the early extinguishment of these debt obligations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Viad Corp:

      We have audited the accompanying combined balance sheets of New Viad, as defined in the notes to the combined financial statements, as of December 31, 2003 and 2002, and the related combined statements of income, comprehensive income, cash flows, and stockholder’s equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such combined financial statements present fairly, in all material respects, the financial position of New Viad as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 5 to the combined financial statements, in 2002 New Viad changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

Phoenix, Arizona

March 26, 2004

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED BALANCE SHEETS

	December 31,

	2003	2002

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$61,286	$40,147
Accounts receivable, net of allowance for doubtful accounts of $2,555 in 2003 and $4,004 in 2002	35,008	37,119
Inventories	35,768	41,839
Deferred income taxes	19,493	39,083
Other current assets	11,853	11,796

Total current assets	163,408	169,984
Property and equipment, net	155,580	152,502
Other investments and assets	25,273	18,856
Deferred income taxes	66,914	66,028
Goodwill	256,687	251,757
Other intangible assets, net	14,020	14,229

Total Assets	$681,882	$673,356

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$26,942	$35,346
Other current liabilities	139,858	160,113
Current portion of long-term debt	3,515	16,125

Total current liabilities	170,315	211,584
Long-term debt	46,577	50,653
Pension and other postretirement benefits	21,664	25,707
Other deferred items and insurance liabilities	106,208	116,072
Commitments and contingencies (Notes 12 and 13)
Minority interests	3,247	3,177
Stockholder’s equity:
Net investment of Viad Corp (Note 14)	329,912	281,279
Accumulated other comprehensive income (loss):
Unrealized gain on investments	321	199
Cumulative foreign currency translation adjustments	7,851	(11,344)
Minimum pension liability adjustment	(4,213)	(3,971)

Total stockholder’s equity	333,871	266,163

Total Liabilities and Stockholder’s Equity	$681,882	$673,356

See Notes to Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED STATEMENTS OF INCOME

	Year ended December 31,

	2003	2002	2001

	(in thousands, except per share data)
Revenues:
Convention show services	$521,433	$568,301	$604,148
Exhibit design and construction	195,832	217,932	279,896
Travel and recreation services	53,203	58,253	61,453

Total revenues	770,468	844,486	945,497

Costs and expenses:
Costs of services	525,266	574,940	616,418
Costs of products sold	193,986	215,144	280,050
Corporate activities	15,190	14,230	13,645
Interest income	(441)	(1,004)	(529)
Interest expense (recoveries)	(1,080)	4,056	5,607
Restructuring charges (recoveries)	(5,015)	18,502	61,423
Litigation settlement and costs	—	—	29,274
Minority interests	110	384	661

Total costs and expenses	728,016	826,252	1,006,549

Income (loss) before income taxes and change in accounting principle	42,452	18,234	(61,052)
Income tax expense (benefit)	21,361	9,839	(20,449)

Income (loss) before change in accounting principle	21,091	8,395	(40,603)
Change in accounting principle, net of tax	—	(37,739)	—

Net income (loss)	$21,091	$(29,344)	$(40,603)

Unaudited pro forma diluted income (loss) per common share
Income (loss) per share before change in accounting principle	$0.24	$0.10	$(0.47)
Change in accounting principle, net of tax	—	(0.44)	—

Net income (loss) per common share	$0.24	$(0.34)	$(0.47)

Average outstanding and potentially dilutive common shares	86,619	86,716	86,322

Unaudited pro forma basic income (loss) per common share
Income (loss) per share before change in accounting principle	$0.24	$0.10	$(0.47)
Change in accounting principle, net of tax	—	(0.44)	—

Net income (loss) per common share	$0.24	$(0.34)	$(0.47)

Average outstanding common shares	86,223	86,178	85,503

See Notes to Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Net income (loss)	$21,091	$(29,344)	$(40,603)

Other comprehensive income (loss):
Unrealized gains (losses) on investments:
Holding gains (losses) arising during the period, net of tax expense (benefit) of $78, $(150) and $(105)	122	(234)	(165)
Unrealized foreign currency translation gains (losses)	19,195	1,992	(4,724)
Minimum pension liability adjustment, net of tax benefit of $130, $1,921 and $86	(242)	(3,568)	(160)

Other comprehensive income (loss)	19,075	(1,810)	(5,049)

Comprehensive income (loss)	$40,166	$(31,154)	$(45,652)

See Notes to Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Cash flows from operating activities
Net income (loss)	$21,091	$(29,344)	$(40,603)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,501	24,793	37,416
Deferred income taxes	34,962	(4,969)	(45,902)
Change in accounting principle	—	40,000	—
Restructuring charges (recoveries)	(5,015)	18,502	61,423
Litigation settlement and costs	—	—	29,274
Gains on dispositions of property and other assets	(905)	(1,539)	(384)
Other noncash items, net	1,608	12,226	2,192
Change in operating assets and liabilities:
Accounts receivable	652	11,895	37,613
Inventories	6,071	10,982	10,794
Accounts payable	(8,404)	(15,382)	(3,521)
Restructuring liability (cash payments)	(9,357)	(14,717)	(10,074)
Other assets and liabilities, net	(38,702)	11,005	21,503

Net cash provided by operating activities	24,502	63,452	99,731

Cash flows from investing activities
Capital expenditures	(15,535)	(13,385)	(17,558)
Net proceeds from dispositions of property and other assets	1,352	2,899	175

Net cash used in investing activities	(14,183)	(10,486)	(17,383)

Cash flows from financing activities
Payments on long-term borrowings	(16,722)	(7,382)	(12,267)
Net distributions from (to) Viad Corp	27,542	(36,123)	(53,264)

Net cash provided by (used in) financing activities	10,820	(43,505)	(65,531)

Net increase in cash and cash equivalents	21,139	9,461	16,817
Cash and cash equivalents, beginning of year	40,147	30,686	13,869

Cash and cash equivalents, end of year	$61,286	$40,147	$30,686

Supplemental disclosure of cash flow information
Cash paid (refunded) during the period for:
Income taxes	$21,524	$9,580	$(18,780)

Interest	$2,882	$3,074	$4,415

See Notes to Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Combined Financial Statements)

COMBINED STATEMENTS OF STOCKHOLDER’S EQUITY

		Accumulated
	Net	Other
	Investment of	Comprehensive
	Viad Corp	Income (Loss)	Total

		(in thousands)
Balance, January 1, 2001	$440,613	$(8,257)	$432,356
Net loss	(40,603)	—	(40,603)
Net distributions to Viad Corp	(53,264)	—	(53,264)
Unrealized loss on investments	—	(165)	(165)
Unrealized foreign currency translation adjustment	—	(4,724)	(4,724)
Minimum pension liability adjustment	—	(160)	(160)

Balance, December 31, 2001	346,746	(13,306)	333,440
Net loss	(29,344)	—	(29,344)
Net distributions to Viad Corp	(36,123)	—	(36,123)
Unrealized loss on investments	—	(234)	(234)
Unrealized foreign currency translation adjustment	—	1,992	1,992
Minimum pension liability adjustment	—	(3,568)	(3,568)

Balance, December 31, 2002	281,279	(15,116)	266,163
Net income	21,091	—	21,091
Net distributions from Viad Corp.	27,542	—	27,542
Unrealized gain on investments	—	122	122
Unrealized foreign currency translation adjustment	—	19,195	19,195
Minimum pension liability adjustment	—	(242)	(242)

Balance, December 31, 2003	$329,912	$3,959	$333,871

See Notes to Combined Financial Statements.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and 2001

Note 1.	Summary of Significant Accounting Policies

Distribution

      On July 24, 2003, Viad Corp (“Viad”) announced a plan to separate its Payment Services business from its other businesses by means of a tax-free spin-off. To effect the separation, Travelers Express Company, Inc. will become a subsidiary of MoneyGram International, Inc. (“MoneyGram”), a newly-formed, wholly-owned subsidiary of Viad, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. At the time of the spin-off, the business of MoneyGram will consist of the business of Viad’s current Payment Services operations. The continuing business of Viad (“New Viad” or the “Company”) will consist of the businesses of the convention show services, exhibit design and construction, and travel and recreation services operations, including Viad’s centralized corporate functions located in Phoenix, Arizona.

      The spin-off and related transactions are subject to a number of conditions and are expected to be completed during the second quarter of 2004. No assurances can be given that any such transaction will be completed.

      For purposes of, among other things, governing certain of the ongoing relations between MoneyGram and New Viad as a result of the spin-off as well as to allocate certain tax, employee benefit and other liabilities arising prior to the spin-off, the companies will enter into various agreements, including a Distribution Agreement, Tax Sharing Agreement, Employee Benefits Agreement and Interim Services Agreement. Pursuant to the Employee Benefits Agreement, among other things, MoneyGram will establish a trust comparable to the Viad Employee Equity Trust to receive the shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, and hold those shares for the benefit of its employees and their beneficiaries. These shares will be used to provide employee benefits.

      Pursuant to the Employee Benefits Agreement, each option to purchase shares of Viad common stock will be adjusted to consist of an option to purchase the same number of shares of Viad common stock and an option to purchase the same number of shares of MoneyGram common stock. The exercise price and number of shares subject to the Viad and MoneyGram options will be adjusted so that the two options have a combined intrinsic value equal to the intrinsic value of the Viad option before taking into account the effect of the distribution. The options will otherwise generally continue to be and become exercisable on substantially the same terms and conditions set forth in the original Viad benefit plans, except as otherwise provided in the Employee Benefits Agreement. Each holder of Viad restricted stock will receive a pro-rated distribution of MoneyGram restricted stock in the distribution which will be subject to the same vesting requirements, except as otherwise provided in the Employee Benefits Agreement.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million, tender for its medium-term notes of $35.0 million and subordinated debt of $18.5 million, and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. Viad retired certain outstanding industrial revenue bonds for which it was responsible for $9.0 million in April 2004 and in May 2004 commenced tender offers to repurchase its public indebtedness. New Viad is negotiating and intends to enter into bank credit facilities for general corporate purposes and to support letters of credit providing availability of at least $100 million. Management expects that the term of such facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio.

      Due to the relative significance of MoneyGram as compared to New Viad, the transaction will be accounted for as a reverse spin-off in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-11 “Accounting for Reverse Spin-Offs.” The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (“APB”) Opinion No. 29 “Accounting for Non-Monetary Transactions.” MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad after reduction, if

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

appropriate, for any indicated impairment of value. Management currently believes there is no indicated impairment of value of the net assets of New Viad.

Basis of Presentation

      The combined financial statements of New Viad include the financial position, results of operations and cash flows of the GES, Exhibitgroup and Travel and Recreation Services businesses, and centralized corporate functions of Viad, all of which are under common ownership and common management, as if it were a separate entity for all periods presented. The combined financial statements include allocations of Viad corporate headquarters assets and liabilities based on the legal ownership of such items as provided in the Distribution Agreement and also include corporate overhead expenses specifically applicable to New Viad based on its organizational structure, personnel and assets. The residual corporate overhead expenses not included in New Viad’s results of operations represent those directly related to MoneyGram International, Inc. Management believes these allocations are reasonable. These expenses are not necessarily indicative of the costs and expenses that would have been incurred had New Viad operated as a separate entity during the periods presented. Viad’s general corporate investments and certain unallocated debt obligations, and related interest income and expense are not included in the combined financial statements of New Viad. The combined financial statements include the accounts of New Viad as defined above. All significant intercompany account balances and transactions have been eliminated in combination.

      These combined financial statements may not necessarily reflect the financial position, results of operations, changes in stockholder’s net investment and cash flows of New Viad in the future or had it operated as a separate independent company during the periods presented. The combined financial statements do not reflect any changes that may occur in the financing and operations of New Viad as a result of the spin-off transaction.

Nature of Business

      New Viad operates in three reportable business segments:

GES — GES Exposition Services, Inc. (“GES”) and its affiliates provide various convention and tradeshow services throughout North America. These services generally consist of: tradeshow planning and production; floor plan design and layout; decorating, graphics and signage; and furniture, carpet and fixture procurement and rental. These services are provided to a variety of tradeshow organizers, including venues, trade associations and tradeshow management companies. GES’ customer base also includes exhibitors for which GES provides exhibit design, construction, refurbishment, storage and rental services, including related show services such as logistics and transportation; material handling, electrical, plumbing, rigging and cleaning; and exhibit installation and dismantling.

Exhibitgroup — Exhibitgroup/ Giltspur (“Exhibitgroup”) and its affiliates specialize in the custom design and construction of convention and tradeshow exhibits and displays, primarily for corporate customers in North America and to a lesser extent in Europe. Exhibitgroup offers exhibit design and construction and exhibit program management services for clients in varied industries that participate in tradeshows, corporate and specialty events, road shows and other “face-to-face” marketing. Exhibitgroup also refurbishes and leases exhibits, designs and builds kiosks and permanent displays, and provides exhibit transportation, installation, dismantling and warehousing services.

Travel and Recreation Services — The Travel and Recreation Services segment consists of Brewster Transport Company Limited (“Brewster”) and Glacier Park, Inc., and their related affiliates. Brewster provides tourism services in the Canadian Rockies in south Alberta and in other parts of western Canada. Brewster’s operations include the Banff Gondola, Columbia Icefield Snocoach Tours, motorcoach services, charter and package tours and other sightseeing services, hotel operations and travel agencies. Glacier Park, Inc. provides accommodations, food and beverage operations, retail operations and tour and transportation

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

services. It operates four historic lodges and three motor inns in and around Glacier National Park in Montana, and in Waterton Lakes National Park in Alberta, Canada.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. These estimates and assumptions include, but are not limited to:

•	Estimated fair value of New Viad’s reporting units used to perform annual impairment testing of recorded goodwill

•	Estimated allowances for uncollectible accounts receivable

•	Estimated reserves for inventory losses

•	Estimated provisions for losses related to self-insured liability claims

      Actual results could differ from these and other estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with remaining maturities when purchased of three months or less to be cash equivalents.

Inventories

      Inventories, which consist primarily of exhibit design and construction materials, and supplies used in providing convention show services, are stated at the lower of cost (first-in, first-out and specific identification methods) or market.

Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation and any impairment write-downs pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets: buildings, 15 to 40 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the lease term or useful life.

Goodwill and Other Intangible Assets

      Effective January 1, 2002, goodwill is no longer amortized but instead is subject to periodic impairment testing in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Intangible assets with finite lives are stated at cost, net of accumulated amortization and are tested for impairment in accordance with SFAS No. 144. These assets are amortized on the straight-line method over the estimated useful lives or periods of expected benefit, but not in excess of 20 years. Intangible assets with indefinite lives are no longer amortized but instead are subject to periodic impairment testing in accordance with SFAS No. 142.

Incentive and Other Upfront Payments

      Certain upfront payments incurred by GES in connection with long-term contracts consist of incentive fees and prepaid commissions which are amortized over the life of the related contract. Incentive and other upfront payments are classified on the combined balance sheets under the caption, “Other current assets” for the current portion and “Other investments and assets” for the non-current portion.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The Company reviews the carrying values of its incentive and other upfront payments for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable in accordance with the provisions of SFAS No. 144. Incentive and other upfront payments which become refundable are recorded as accounts receivable and evaluated for collectibility in accordance with established credit policies.

Insurance Liabilities

      New Viad is self-insured up to certain limits for workers’ compensation, automobile, product and general liability, property loss and medical claims. New Viad has also retained and provided for certain insurance liabilities in conjunction with previously sold businesses. Provisions for losses for claims incurred, including estimated claims incurred but not yet reported, are made based on prior historical experience, claims frequency and other factors. The Company has purchased insurance for amounts in excess of the self-insured levels.

Fair Value of Financial Instruments

      The carrying values of cash and cash equivalents, receivables, and accounts payable approximate fair value due to the short-term maturities of these instruments. The estimated fair value of debt obligations is disclosed in Note 7. Certain judgments are required in interpreting market data and assumptions used to develop these estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts that New Viad could realize in a current market exchange. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

Foreign Currency Translation

      The local currency is the functional currency for the Company’s foreign operations. Accordingly, unrealized translation gains or losses resulting from the translation of foreign denominated assets and liabilities into U.S. dollars are included as a component of accumulated other comprehensive income.

Revenue Recognition

      New Viad’s revenue recognition policies are as follows:

      GES and Exhibitgroup derive revenues primarily by providing show services to vendors at conventions and from the design and construction of exhibit booths. Service revenue is recognized at the time services are performed. Exhibit design and construction revenue is generally accounted for using the completed-contract method as contracts are typically completed within three months of contract signing.

      The Company’s Travel and Recreation Services segment recognizes revenues at the time services are performed.

Stock-Based Compensation

      As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” New Viad uses the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for the participation of New Viad employees in Viad’s stock-based compensation plans.

      Assuming New Viad had recognized compensation cost for stock options and performance-based and restricted stock awards (related to New Viad employees) in accordance with the fair value method of accounting defined in SFAS No. 123, net income (loss) and diluted and basic income (loss) per share would be as presented

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

in the following table. Compensation cost calculated under SFAS No. 123 is recognized ratably over the vesting period and is net of estimated forfeitures and the tax benefit on the exercise of nonqualified stock options.

	2003	2002	2001

	(in thousands, except per share data)
Net income (loss), as reported	$21,091	$(29,344)	$(40,603)
Plus: stock-based employee compensation expense (recoveries) recorded under APB Opinion No. 25, net of tax	248	(126)	392
Less: stock-based employee compensation expense determined under fair value method, net of tax	(4,591)	(5,758)	(5,394)

Pro forma net income (loss)	$16,748	$(35,228)	$(45,605)

Unaudited pro forma diluted net income (loss) per share:
As reported	$0.24	$(0.34)	$(0.47)

Pro forma	$0.19	$(0.41)	$(0.53)

Unaudited pro forma basic net income (loss) per share:
As reported	$0.24	$(0.34)	$(0.47)

Pro forma	$0.19	$(0.41)	$(0.53)

      For purposes of applying SFAS No. 123, the estimated fair value of stock options granted during 2003, 2002 and 2001 was $5.33, $8.47 and $7.25 per share, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model using the same assumptions as those used by Viad as follows:

	2003	2002	2001

Expected dividend yield	1.8%	1.3%	1.5%
Expected volatility	30.4%	30.1%	30.4%
Risk-free interest rate	2.66%	4.92%	4.80%
Expected life	5 years	5 years	5 years

Pro Forma Net Income (Loss) Per Common Share (Unaudited)

      The computation of pro forma basic net income (loss) per common share for the years presented is based on Viad’s historical weighted average number of shares outstanding. The computation of pro forma diluted net income (loss) per common share for the years presented is based on Viad’s historical weighted average number of shares outstanding and potentially dilutive Viad securities. Potentially dilutive securities are calculated in accordance with the treasury stock method, which assumes that the proceeds from the exercise of all Viad stock options are used to repurchase Viad’s common stock at the average market price for the period. Shares subject to stock options of 3,432,258, 3,590,806 and 2,643,598 for 2003, 2002 and 2001, respectively, were not included in the computation of pro forma diluted net income (loss) per common share as their inclusion would have been anti-dilutive.

      Viad funds its matching contributions to employees’ 401(k) plans through a leveraged Employee Stock Ownership Plan (“ESOP”). ESOP shares are treated as outstanding for basic and diluted per share calculations. The Employee Equity Trust (the “Trust”) is used to fund certain existing employee compensation and benefit plans. Shares held by the Trust are not considered outstanding for basic and diluted per share calculations until the shares are released from the Trust.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The following is a reconciliation of the numerators and denominators of diluted and basic per share computations for income (loss) before change in accounting principle:

	2003	2002	2001

	(in thousands, except
	per share data)
Income (loss) before change in accounting principle	$21,091	$8,395	$(40,603)

Average outstanding common shares	86,223	86,178	85,503
Additional dilutive shares related to stock-based compensation	396	538	819

Average outstanding and potentially dilutive common shares	86,619	86,716	86,322

Unaudited pro forma diluted income (loss) per share before change in accounting principle	$0.24	$0.10	$(0.47)

Unaudited pro forma basic income (loss) per share before change in accounting principle	$0.24	$0.10	$(0.47)

      Options to purchase 3,432,000, 3,591,000 and 2,644,000 shares of Viad common stock were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted income (loss) per share because the effect would be antidilutive.

Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, effective for New Viad for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The adoption of EITF Issue No. 00-21 did not have a material affect on New Viad’s financial position or results of operations.

      In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of FIN 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. In accordance with FIN 45, the Company’s guarantees principally relate to a parent’s guarantee of a subsidiary’s debt to a third party, and would therefore, be excluded from liability recognition at inception. The adoption of FIN 45 did not have a material affect on New Viad’s financial position or results of operations.

      In January 2004, the FASB issued Staff Position (“FSP”) FAS 106-1 on the accounting for the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) enacted into law on December 8, 2003. Although SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” requires that recently enacted changes in the law that take effect in future periods be considered in current period liability determination, FSP FAS 106-1 permits the deferral of recognition of the effects of the Act until further authoritative guidance is issued. However, FSP FAS 106-1 requires that the one-time election to defer or not defer the accounting for the effects of the Act must be made before net periodic postretirement benefit costs for the period that includes December 8, 2003 are first included in either interim or annual financial

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

statements. As New Viad’s measurement date is November 30, the one-time election is not required until first quarter 2004. As a result, the combined financial statements do not include the effects of the Act and consequently the impact on New Viad’s future financial position and results of operations cannot presently be determined.

      In December 2003, the FASB issued a revised version of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised statement, which does not change the methodology underlying the measurement of obligations or calculation of expense associated with pension and other postretirement benefit plans, makes several significant changes to the required disclosures about such plans to provide more information about plan assets, obligations, benefit payments, contributions and net benefit costs. The majority of the additional disclosures are required for financial statements with fiscal years ending after December 15, 2003. The required disclosures pursuant to SFAS No. 132 (revised) are included in Note 11.

Note 2.     Restructuring Charges and Litigation Settlement

Restructuring Charges

      During 2002, GES and Exhibitgroup continued to experience tradeshow shrinkage and further declines in the demand for the design and construction of new exhibits. This decline was due to diminished corporate spending and the continued downturn in the general economy as many exhibitors elected to reuse or refurbish existing exhibits rather than placing new orders. As a result of decreased visibility over revenues and continued uncertainties regarding improvements in the trade show industry, Exhibitgroup revised its forecasted demand and reevaluated its manufacturing capacity requirements and cost structure during the fourth quarter of 2002. Accordingly, the Company approved a plan of restructuring and recorded a charge totaling $20.5 million in the fourth quarter of 2002. Of the total restructuring charge, $19.3 million was included in the combined statements of income under the caption “Restructuring charges (recoveries)” and $1.2 million relating to consulting fees incurred and the write-down of certain inventories was included under the caption “Costs of services.” The Company recorded the restructuring charge pursuant to the accounting methods contained in EITF Issue No. 94-3, and SEC Staff Accounting Bulletin No. 100, “Accounting for Costs Associated with Exit or Disposal Activities.” New Viad did not elect to early adopt the requirements provided in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

      The charges consist of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits related to the elimination of approximately 230 positions across numerous regions, business functions and job classes. The charges also include amounts for the write-down (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (less estimated sublease income) and other exit costs. The inventory write-downs were based on estimated net realizable value. Impairment losses related to fixed assets were determined based on the estimated fair value of the specific assets relative to their carrying amounts. Facility closure and lease termination costs were based on the estimated incremental costs to be incurred and the contractual obligation amounts in connection with the affected facilities under the restructuring plan (less estimated sublease income). In the fourth quarter of 2003, $3.5 million of the 2002 restructuring charge was reversed as certain net costs expected to be incurred will be less than original estimates due to the signing of a tenant at a restructured facility, and an additional $290,000 charge for a lease termination fee related to the revised facility closures noted below. The reversal and the charge were included in the combined statements of income under the caption “Restructuring charges (recoveries).” At December 31, 2003, Viad had substantially completed the restructuring activities, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefits payments will continue to be made over the varying terms of the individual separation agreements.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      A summary of the 2002 restructuring charge, amounts utilized and remaining accrued liability balance is as follows:

		Facility Closure
	Severance	and Lease	Asset
	and Benefits	Termination(1)	Impairment	Other	Total

	(in thousands)
Initial restructuring charge	$2,911	$12,814	$4,140	$650	$20,515
Cash payments	—	—	—	(650)	(650)
Noncash write-downs(2)	—	—	(4,140)	—	(4,140)

Balance at December 31, 2002	2,911	12,814	—	—	15,725
Cash payments	(1,747)	(3,472)	—	—	(5,219)
Additional lease restructuring	—	290	—	—	290
Adjustment to liability	—	(3,500)	—	—	(3,500)

Balance at December 31, 2003	$1,164	$6,132	$—	$—	$7,296

(1)	Amount net of estimated sublease income of $3.9 million (revised to $5.7 million in the fourth quarter 2003).

(2)	Relates primarily to the write-down of leasehold improvements, manufacturing-related equipment and inventory.

      In 2001, due to the downturn in the economy and the general decrease in corporate spending, many customers delayed or canceled exhibit construction or elected to refurbish exhibits. Furthermore, general convention attendance declined in response to the uncertain economy and travel concerns. As a result, the Company approved a plan of restructuring and in the third quarter of 2001 recorded restructuring charges totaling $65.1 million related to GES and Exhibitgroup. Of the total charge, $13.6 million related to GES, $47.9 million related to Exhibitgroup and $3.6 million related to corporate activities. The restructuring charges were associated with the closure and consolidation of certain facilities, severance and other employee benefits of which $3.7 million (relating to the write-down of certain inventories) was included in the combined statements of income under the caption “Costs of services.” The remaining $61.4 million was classified under the caption “Restructuring charges (recoveries).” All facilities were closed or consolidated and all positions had been eliminated as of December 31, 2002. Payments under long-term lease obligations, however, will continue to be made over the remaining terms of the leases. Severance and benefits payments will continue to be made over the varying terms of the individual separation agreements. In 2003 and 2002, $1.8 million and $853,000, respectively, of the 2001 restructuring charge was reversed as certain actual costs incurred were less than original estimates. The reversals were included in the combined statements of income under the caption “Restructuring charges (recoveries).”

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      A summary of the 2001 restructuring charges, amounts utilized and remaining accrued liability balance is as follows:

		Facility Closure
	Severance	and Lease	Asset
	and Benefits	Termination	Impairment	Other	Total

	(in thousands)
Initial restructuring charge	$12,967	$30,252	$20,322	$1,612	$65,153
Cash payments	(6,127)	(2,335)	—	(1,612)	(10,074)
Noncash write-downs(1)	—	—	(20,322)	—	(20,322)

Balance at December 31, 2001	6,840	27,917	—	—	34,757
Cash payments	(5,105)	(8,962)	—	—	(14,067)
Adjustment to severance liability	(853)	—	—	—	(853)
Noncash write-downs(2)	—	(205)	—	—	(205)

Balance at December 31, 2002	882	18,750	—	—	19,632
Cash payments	(406)	(3,732)	—	—	(4,138)
Adjustment to liability	(200)	(1,605)	—	—	(1,805)

Balance at December 31, 2003	$276	$13,413	$—	$—	$13,689

(1)	Relates primarily to the write-down of leasehold improvements, manufacturing and other equipment and inventory.

(2)	Relates to write-off of remaining leasehold improvements.

Litigation Settlement and Costs

      In August 2000, Key3Media Group, Inc. (“Key3Media”), a company spun-off by Ziff-Davis Inc., terminated a long-term agreement with GES to produce tradeshows. The companies had been involved in litigation regarding the contract termination. The key issues in the litigation related to the interpretation of certain contract terms and the scope of free services required of GES. During the second quarter of 2001, after both sides assessed the business market, the risks and demands of the litigation and the need to move forward on a productive basis, GES and Key3Media agreed to settle the litigation. As a result, the Company recorded a charge totaling $29.3 million ($18.3 million after-tax) in the second quarter of 2001 representing primarily the write-off of net receivables and prepayments made to Key3Media.

Note 3.     Inventories

      The components of inventories as of December 31 were as follows:

	2003	2002

	(in thousands)
Raw materials	$22,440	$22,487
Work in process	13,328	19,352

Inventories	$35,768	$41,839

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 4.     Property and Equipment

      Property and equipment as of December 31 consisted of the following:

	2003	2002

	(in thousands)
Land	$22,565	$21,693
Buildings and leasehold improvements	75,088	72,623
Equipment and other	251,946	249,753

	349,599	344,069
Accumulated depreciation	(194,019)	(191,567)

Property and equipment	$155,580	$152,502

      Depreciation expense was $22.4 million, $24.7 million and $28.3 million for 2003, 2002 and 2001, respectively.

Note 5.     Goodwill and Other Intangible Assets

      Upon adoption of SFAS No. 142, the Company completed the transitional impairment testing of its goodwill and intangible assets with indefinite lives. It was determined that no impairment existed for certain intangible assets but a transitional impairment loss of $40.0 million ($37.7 million after-tax) was recognized (retroactively to the January 2002 adoption of SFAS No. 142) related to goodwill at Exhibitgroup. The fair value of that reporting unit was estimated using the expected present value of future cash flows. The impairment resulted from a change in the criteria for measurement of impairment from an undiscounted to a discounted cash flow method. This impairment is included in the combined statements of income under “Change in accounting principle.”

      A summary of other intangible assets as of December 31, 2003 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$503	$(503)	$—
Other	1,026	(845)	181

	1,529	(1,348)	181

Unamortized intangible assets:
Trademarks	12,851	—	12,851
Pension intangible assets	988	—	988

	13,839	—	13,839

Total other intangible assets	$15,368	$(1,348)	$14,020

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      A summary of other intangible assets as of December 31, 2002 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$503	$(448)	$55
Other	925	(791)	134

	1,428	(1,239)	189
Unamortized intangible assets:
Trademarks	12,851	—	12,851
Pension intangible assets	1,189	—	1,189

	14,040	—	14,040

Total other intangible assets	$15,468	$(1,239)	$14,229

      Intangible asset amortization expense for the years ended December 31, 2003, 2002 and 2001 was $117,000, $123,000 and $422,000, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

(in thousands)
2004	$59
2005	$42
2006	$37
2007	$35
2008	$8

      The changes in the carrying amount of goodwill for the two years ended December 31, 2003 are as follows:

			Travel and
	GES	Exhibitgroup	Recreation	Total

	(in thousands)
Balance at January 1, 2002	$144,474	$117,769	$27,418	$289,661
Transitional impairment loss	—	(40,000)	—	(40,000)
Foreign currency translation adjustments	834	1,139	123	2,096

Balance at December 31, 2002	145,308	78,908	27,541	251,757
Foreign currency translation adjustments	1,393	1,447	2,090	4,930

Balance at December 31, 2003	$146,701	$80,355	$29,631	$256,687

      Amortization expense related to goodwill for the year ended December 31, 2001 was $8.3 million ($7.4 million after-tax). Amortization expense related to intangible assets with indefinite useful lives for the year ended December 31, 2001 was $381,000 ($238,000 after-tax).

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Income (loss) before change in accounting principle as reported and as adjusted for the adoption of SFAS No. 142 is presented below:

	2003	2002	2001

	(in thousands, except
	per share data)
Net income (loss)	$21,091	$(29,344)	$(40,603)
Change in accounting principle, net of tax	—	37,739	—

Income (loss) before change in accounting principle	21,091	8,395	(40,603)
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	—	7,603

Adjusted income (loss) before change in accounting principle	$21,091	$8,395	$(33,000)

Unaudited pro forma diluted income (loss) per share:
Net income (loss)	$0.24	$(0.34)	$(0.47)
Change in accounting principle, net of tax	—	0.44	—

Income (loss) before change in accounting principle	$0.24	0.10	(0.47)
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	—	0.09

Adjusted income (loss) before change in accounting principle	$0.24	$0.10	$(0.38)

Unaudited pro forma basic income (loss) per share:
Net income (loss)	$0.24	$(0.34)	$(0.47)
Change in accounting principle, net of tax	—	0.44	—

Income (loss) before change in accounting principle	$0.24	0.10	(0.47)
Amortization of goodwill and intangible assets with indefinite lives, net of tax	—	—	0.09

Adjusted income (loss) before change in accounting principle	$0.24	$0.10	$(0.38)

Note 6.     Accrued Liabilities and Other

      Other current liabilities as of December 31 were as follows:

	2003	2002

	(in thousands)
Accrued compensation	$24,742	$25,688
Accrued income taxes	45,279	40,553
Accrued restructuring	8,550	12,027
Customer deposits	22,325	30,062
Other	38,962	51,783

Total Other current liabilities	$139,858	$160,113

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Other deferred items and insurance liabilities at December 31 were as follows:

	2003	2002

	(in thousands)
Accrued restructuring	$12,435	$23,330
Foreign deferred tax liability	11,855	10,748
Self-insured liability accrual	33,476	30,583
Liabilities associated with previously sold operations	27,863	30,678
Other	20,579	20,733

Total Other deferred items and insurance liabilities	$106,208	$116,072

Note 7.     Debt

      Long-term debt as of December 31 was as follows:

	2003	2002

	(in thousands)
Allocated debt of Viad Corp, 2.6% (2003) and 4.1% (2002) weighted average interest rate at December 31, due to 2014	$30,000	$41,741
ESOP debt obligation, floating rate indexed to LIBOR, 0.9% (2003) and 1.2% (2002) at December 31, due to 2009	13,435	15,235
Capital leases, 7.0% (2003) and 6.9% (2002) weighted average interest rate at December 31, due to 2016	6,657	6,924
Other obligations, 4.8% (2002) weighted average interest rate at December 31	—	2,878

	50,092	66,778
Current portion	(3,515)	(16,125)

Long-term debt	$46,577	$50,653

      Long-term debt includes debt allocated or directly attributable to New Viad. Included in New Viad’s combined financial statements is an allocated portion of Viad’s historical debt balances. For the purpose of preparing New Viad’s combined financial statements, the historical allocation of debt was based on the pro-rated level of debt (other than debt related to employee benefits) estimated to be owed by New Viad at the time of the spin-off.

      Annual maturities of long-term debt due in the next five years will approximate $3.5 million (2004), $24.1 million (2005), $3.3 million (2006), $0.9 million (2007), $0.9 (2008) and $17.4 million thereafter.

      The weighted average interest rate on total debt obligations was 3.2 percent, 4.5 percent, and 4.8 percent for 2003, 2002 and 2001, respectively.

      The estimated fair value of total debt was $50.7 million and $67.6 million at December 31, 2003 and 2002, respectively. The fair value of debt was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity.

Note 8.     Stockholder’s Equity

      Viad funds its matching contributions to employees’ 401(k) plans through its ESOP. All eligible employees of New Viad and its participating affiliates, other than certain employees covered by collective bargaining agreements that do not expressly provide for participation of such employees in an ESOP, may participate in the

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Viad ESOP. Subsequent to the completion of the spin-off, New Viad will be the sponsor of the ESOP and will retain all assets and liabilities associated with the plan. The plan trustee will sell the shares of MoneyGram common stock held in the ESOP pursuant to the distribution and the proceeds will be reinvested in additional shares of New Viad common stock.

      In 1989, the ESOP borrowed $40.0 million to purchase treasury shares from Viad. The ESOP’s obligation to repay this borrowing is guaranteed by Viad; therefore, the unpaid balance of the borrowing ($13.4 million and $15.2 million as of December 31, 2003 and 2002, respectively) has been reflected in the accompanying combined balance sheets as long-term debt. The same amounts, representing unearned employee benefits, have been recorded as a deduction from stockholder’s equity. The liability is reduced as the ESOP repays the borrowing, and the amount offsetting stockholder’s equity is reduced as stock is allocated to employees and benefits are charged to expense. The ESOP intends to repay the loan (plus interest) using New Viad contributions and dividends, if any, received on the unallocated New Viad shares held by the ESOP.
      Information regarding ESOP transactions for the years ended December 31 was as follows:

	2003	2002	2001

	(in thousands)
Amounts paid by ESOP for:
Debt repayment	$1,800	$1,690	$1,750
Interest	162	269	678
Amounts received from Viad as:
Dividends	$573	$645	$727
Contributions	1,389	1,314	1,649

      Shares are released for allocation to participants based upon the ratio of the current year’s principal and interest payments to the sum of the total principal and interest payments expected over the remaining life of the plan. Expense is recognized based upon the greater of cumulative cash payments to the plan or 80 percent of the cumulative expense that would have been recognized under the shares allocated method, in accordance with EITF Issue No. 89-8 “Expense Recognition for Employee Stock Ownership Plans”. Under this method, Viad has recorded expense of $1.4 million, $1.3 million, and $1.7 million in 2003, 2002 and 2001, respectively.

      Unallocated shares held by the ESOP totaled 1,464,000 and 1,663,000 as of December 31, 2003 and 2002, respectively. Shares allocated related to all participants during 2003 and 2002 totaled 199,000 and 197,000, respectively.

      In 1992, Viad sold treasury stock to Viad’s Employee Equity Trust in exchange for a promissory note. The Trust is used to fund certain existing employee compensation and benefit plans including those related to New Viad employees. For financial reporting purposes, the Trust is combined with Viad and the promissory note ($18.0 million as of December 31, 2003) and dividend and interest transactions are eliminated. The fair market value ($46.8 million and $52.9 million at December 31, 2003 and 2002, respectively) of the 1,872,786 and 2,365,901 remaining shares held by the Trust as of December 31, 2003 and 2002, respectively, representing unearned employee benefits, is a deduction from stockholder’s equity and is reduced as employee benefits are funded. The difference between the cost and fair value of shares held is included in stockholder’s equity.

      On December 31, 2003, the Company contributed 195,250 shares of Viad common stock held in the Trust to the Viad Corp Medical Plan Trust. At the Company’s closing stock price on the day of transfer, the contribution totaled $4.9 million and will be used by the Viad Corp Medical Plan Trust to fund certain postretirement benefits.

      Subsequent to the completion of the spin-off, New Viad will be the sponsor of the Trust and MoneyGram will establish a comparable trust to receive the shares of MoneyGram common stock pursuant to the distribution.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 9.     Stock-Based Compensation

      In 1997, Viad adopted the Viad Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan provides for the following types of awards to officers, directors and certain key employees including New Viad participants: (1) incentive and nonqualified stock options; (2) stock appreciation rights; (3) restricted stock; and (4) performance-based awards. The number of shares available for grant under the Omnibus Plan in each calendar year is equal to two percent of the total number of shares of common stock outstanding as of the first day of each year. Any shares available for grant in a particular calendar year which are not granted in such year are added to the shares available for grant in any subsequent calendar year.

      Stock options are granted for terms of ten years at an exercise price based on the market value at the date of grant, and in calendar years 2002 and prior, are exercisable 50 percent after one year with the balance exercisable after two years from the date of grant. Stock options granted in 2003 are exercisable one third after one year, two thirds after two years and the balance after three years from the date of grant. Stock options granted since 1998 contain certain forfeiture and noncompete provisions.

      In connection with the spin-off, each holder of options to purchase shares of Viad common stock will retain that option and receive a new option to purchase the same number of shares of MoneyGram common stock. The exercise price and number of shares subject to the Viad and MoneyGram options will be adjusted so that the two options have a combined intrinsic value equal to the intrinsic value of the Viad option before taking into account the effect of the distribution. The options will otherwise continue to be and become exercisable on substantially the same terms and conditions set forth in the original Viad benefit plans.

      Restricted stock and performance-based restricted stock awards of 415,700 shares were granted in 2003 at a weighted average price (based on fair market value at date of grant) of $20.51. The restricted stock awards vest three years from the date of grant. Performance-based restricted stock awards granted in 2003 vested one third after the first year and will vest two thirds after two years and the balance after three years from the date of grant because incentive performance targets established in the year of grant were achieved (at target levels for executives other than one executive who earned 50 percent of his award). Future vesting is subject generally to continued employment with Viad or its operating companies. However, if performance targets had not been achieved, 100 percent of the grant would have been forfeited. In 2002 and 2001, Viad granted 386,000 shares and 340,600 shares at a weighted average price of $27.32 and $21.69, respectively, of restricted stock and performance-driven restricted stock (“PDRS”). PDRS granted in 2002 has been earned because incentive performance targets established in the year of grant have been achieved. Full ownership of shares could vest on an accelerated basis if performance targets established for 2002, 2003 and 2004 are met at certain achievement levels. Depending upon the achievement level, awards may be earned three or four years from the date of the grant. Vesting is generally subject to continued employment with Viad or its operating companies. If performance targets had not been achieved, 100 percent of the grant would have been forfeited. For PDRS granted in 2001, 25 percent of the shares will vest in 2005 and 75 percent of the shares will vest in 2006 based on achievement of certain long-term incentive performance targets. Holders of restricted stock, performance-based restricted stock, and performance-driven restricted stock have the right to receive dividends and vote the shares, but may not sell, assign, transfer, pledge or otherwise encumber the stock. In connection with the spin-off, each holder of Viad restricted stock will receive a prorated distribution of MoneyGram restricted stock in the distribution which will also be subject to vesting requirements provided for in the Employee Benefits Agreement.

      New Viad applies APB Opinion No. 25 and related accounting interpretations for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based and restricted stock awards, which gave rise to compensation expense related to New Viad participants aggregating $6.2 million, $3.4 million, and $1.1 million in 2003, 2002 and 2001, respectively. Refer to Note 1 for a discussion of the pro forma impact of stock options on reported net income (loss).

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The following tables describe separately stock option activity and options outstanding related to all participants in Viad’s stock plans. Information with respect to stock options for the years ended December 31 is as follows:

		Weighted
		Average	Options
	Shares	Exercise Price	Exercisable

Options outstanding at January 1, 2001	5,797,290	18.09	4,451,659
Granted	2,006,617	23.80
Exercised	(1,739,109)	12.10
Canceled	(414,130)	25.61

Options outstanding at December 31, 2001	5,650,668	21.40	3,466,201
Granted	1,082,217	27.01
Exercised	(703,923)	16.12
Canceled	(568,497)	25.30

Options outstanding at December 31, 2002	5,460,465	22.80	3,711,237
Granted	937,150	20.57
Exercised	(297,865)	13.84
Canceled	(469,291)	24.61

Options outstanding at December 31, 2003	5,630,459	22.73	4,322,053

      The following table summarizes information concerning stock options outstanding and exercisable as of December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$ 5.51 to $20.46	1,060,960	2.6 years	$15.16	1,048,960	$15.10
$20.51 to $22.27	1,338,267	8.7 years	20.56	458,759	20.61
$22.48 to $25.05	1,048,360	5.2 years	24.57	1,024,860	24.57
$25.20 to $26.39	953,272	7.0 years	25.22	944,772	25.22
$27.32 to $29.50	1,229,600	7.1 years	28.10	844,702	28.46

$ 5.51 to $29.50	5,630,459	6.3 years	22.73	4,322,053	22.75

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 10.     Income Taxes

      Deferred income tax assets (liabilities) included in the combined balance sheets as of December 31 relate to the following:

	2003	2002

	(in thousands)
Deferred tax assets:
Deferred income	$2,639	$3,088
Pension, compensation and other employee benefits	24,010	27,813
Provisions for losses	35,954	45,893
State income taxes	16,345	19,808
Tax credit carryforwards	18,144	15,653
Other deferred income tax assets	9,052	11,618

	106,144	123,873

Deferred tax liabilities:
Property and equipment	(13,049)	(12,403)
Unrealized gain on securities classified as available-for-sale	(188)	(607)
Other deferred income tax liabilities	(18,355)	(16,500)

	(31,592)	(29,510)

Foreign deferred tax liabilities included above	11,855	10,748

United States deferred tax assets	$86,407	$105,111

      The $18.1 million of tax credit carryforwards as of December 31, 2003 consist of $6.8 million of foreign tax credit carryforwards that expire in 2005 and 2006, $678,000 of general business credit carryforwards that expire in 2010 through 2012 and 2018 through 2023, and $10.6 million of alternative minimum tax carryforwards that can be carried forward indefinitely.

      Income tax expense (benefit) on income (loss) before change in accounting principle for the years ended December 31 consisted of the following:

	2003	2002	2001

	(in thousands)
Current:
United States:
Federal	$(22,569)	$(9,800)	$12,481
State	2,317	17,709	4,854
Foreign	6,651	6,899	8,118

	(13,601)	14,808	25,453
Deferred	34,962	(4,969)	(45,902)

Income tax expense (benefit)	$21,361	$9,839	$(20,449)

      Certain tax benefits related primarily to stock option exercises and dividends paid to the ESOP totaling $1.0 million, $2.6 million, and $6.7 million in 2003, 2002, and 2001, respectively, were included in the combined balance sheets as “Net investment of Viad Corp.”

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the income tax expense (benefit) on income (loss) before change in accounting principle and the amount that would be computed using statutory federal income tax rates for the years ended December 31 is as follows:

	2003		2002		2001

	(in thousands)
Computed income taxes at statutory federal income tax rate of 35%	$14,858	35.0%	$6,381	35.0%	$(21,368)	(35.0%)
Nondeductible goodwill amortization	—	0.0%	—	0.0%	2,048	3.3%
State income taxes	3,046	7.2%	1,547	8.5%	(263)	(0.4%)
Other, net	3,457	8.1%	1,911	10.5%	(866)	(1.4%)

Income tax expense (benefit)	$21,361	50.3%	$9,839	54.0%	$(20,449)	(33.5%)

      United States and foreign income (loss) before income taxes and change in accounting principle for the years ended December 31 was as follows:

	2003	2002	2001

	(in thousands)
United States	$31,384	$(1,286)	$(74,977)
Foreign	11,068	19,520	13,925

Income before income taxes and change in accounting principle	$42,452	$18,234	$(61,052)

Note 11.     Pension and Other Postretirement Benefits

Pension Benefits

      Viad has trusteed, noncontributory pension plans that cover certain employees, including New Viad participants. Pension benefits are supplemented, in most cases, by defined matching company stock contributions to employees’ 401(k) plans as described in Note 8. In addition, Viad retained the obligations for such benefits for employees of certain sold businesses. Through December 31, 2000, the principal retirement plan was structured using a traditional defined benefit formula based primarily on final average pay and years of service. Benefits earned under this formula ceased accruing as of December 31, 2000, with no change to retirement benefits earned through that date. Effective January 1, 2001, benefits began accruing under a cash accumulation account formula based upon a percentage of pay plus interest. Effective December 31, 2003, benefits under the cash accumulation formula ceased accruing with no change in benefits earned through that date. As a result, a curtailment gain of $1.4 million was recorded in 2003 related to New Viad. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations. Certain defined pension benefits, primarily those in excess of benefit levels permitted under qualified pension plans, are unfunded.

      Contributions to multiemployer pension plans related to New Viad participants totaled $15.8 million, $16.6 million, and $14.6 million in 2003, 2002 and 2001, respectively. Costs of 401(k) defined contribution and other pension plans totaled $1.8 million, $1.8 million, and $1.6 million in 2003, 2002 and 2001, respectively.

      Pursuant to the Employee Benefits Agreement, MoneyGram will become the sponsor of Viad’s primary defined benefit pension plan and will assume the assets and liabilities related to such plan. No new benefits will accrue under the qualified defined benefit pension plan after December 31, 2003. The assets and liabilities related to such plan are not reflected in New Viad’s combined financial statements.

      Subsequent to the completion of the spin-off, New Viad will retain the assets and liabilities related to certain other defined benefit pension arrangements, primarily associated with previously sold businesses. The aggregate liability recorded in New Viad’s combined financial statements for such arrangements was $9.1 million and $8.7 million as of December 31, 2003 and 2002, respectively.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Postretirement Benefits Other Than Pensions

      Viad and certain of its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for certain eligible employees, retirees and dependents, including New Viad participants. The related postretirement benefit liabilities are recognized over the period that services are provided by employees. In addition, Viad retained the obligations for such benefits for retirees of certain sold businesses. While the plans have no funding requirements, Viad may fund the plans. As described in Note 8 on December 31, 2003, Viad contributed 195,205 shares of Viad stock valued at $4.9 million to the Viad Corp Medical Plan Trust to fund certain postretirement benefits. Pursuant to the Employee Benefits Agreement, New Viad will remain the plan sponsor of Viad’s primary postretirement benefit plans subsequent to the completion of the spin-off. The aggregate liability recorded in New Viad’s combined financial statements for such arrangements was $16.9 million and $21.7 million as of December 31, 2003 and 2002, respectively.

      On January 12, 2004, the FASB issued FSP FAS 106-1 on the accounting for the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) enacted into law on December 8, 2003. The Act expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. While New Viad anticipates that the benefits it pays after 2006 will be lower as a result of the new Medicare provisions, there is significant uncertainty in determining the financial impact on New Viad’s plan until further authoritative guidance is issued.

      Although SFAS No. 106 requires that recently enacted changes in the law that take effect in future periods be considered in current period liability determination, FSP FAS 106-1 permits the deferral of recognition of the effects of the Act until further authoritative guidance is issued. However, FSP FAS 106-1 requires that the one-time election to defer or not defer the accounting for the effects of the Act must be made before net periodic postretirement benefit costs for the period that includes December 8, 2003 are first included in either interim or annual financial statements. As New Viad’s measurement date is November 30, the one-time election is not required until first quarter 2004. As a result, the combined financial statements do not include the effects of the Act.

      The net periodic postretirement benefit cost for the years ended December 31 included the following components:

	2003	2002	2001

	(in thousands)
Service cost	$590	$428	$332
Interest cost	2,905	2,725	2,591
Expected return on plan assets	(149)	(148)	(383)
Amortization of prior service cost	(959)	(959)	(643)
Recognized net actuarial loss (gain)	1,073	713	(82)

Net periodic postretirement benefit cost	$3,460	$2,759	$1,815

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The status of the plans as of December 31 is set forth below:

	2003	2002

	(in thousands)
Change in accumulated benefit obligation:
Benefit obligation at beginning of year	$46,206	$36,573
Service cost	590	428
Interest cost	2,905	2,725
Actuarial adjustments	248	12,808
Plan amendments	—	(3,636)
Benefits paid	(2,597)	(2,692)

Benefit obligation at end of year	47,352	46,206

Change in plan assets:
Fair value of plan assets at beginning of year	5,616	5,583
Actual return on plan assets	—	33
Company contributions	7,478	2,692
Benefits paid	(2,597)	(2,692)

Fair value of plan assets at end of year	10,497	5,616

Funded status	(36,855)	(40,590)
Unrecognized prior service reduction	(7,906)	(8,865)
Unrecognized net actuarial loss	16,606	17,281

Accrued postretirement benefit cost	$(28,155)	$(32,174)

      A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $4.7 million and the ongoing annual expense by approximately $454,000. A one-percentage-point decrease in the assumed health care cost trend rate for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $4.1 million and the ongoing annual expense by approximately $387,000.

      New Viad’s postretirement benefit weighted-average asset allocation was approximately 46.5 percent and 53.5 percent in equity securities and private equity securities, respectively, at December 31, 2003, and entirely in private equity securities at December 31, 2002.

      The Company presently anticipates contributing $2.6 million to its other postretirement benefit plans in 2004.

      The assumed health care cost trend rate used in measuring the 2003 and 2002 accumulated postretirement benefit obligation was 10 percent in the year 2003, declining one percent each year to the ultimate rate of five percent by the year 2008 and remaining at that level thereafter.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Measurement Date

      Viad utilizes a November 30 measurement date for its pension and other postretirement benefit plans.

Weighted Average Assumptions

      Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

	2003	2002

Discount rate	6.25%	6.75%

      Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2003	2002

Discount rate	6.75%	7.25%
Expected return on plan assets	3.75%	3.75%

Note 12.     Leases

      New Viad has entered into operating leases for the use of certain of its offices, equipment, and other facilities. These leases expire over periods ranging from one to 11 years, and some of which provide for renewal options ranging from one to 27 years. Leases which expire are generally renewed or replaced by similar leases. Some leases contain scheduled rental increases accounted for on a straight-line basis.

      As of December 31, 2003, New Viad’s future minimum rental payments and related sublease rentals receivable with respect to noncancelable operating leases with terms in excess of one year were as follows:

		Receivable
	Rental	Under
	Payments	Subleases

	(in thousands)
2004	$23,973	$4,464
2005	21,755	3,977
2006	17,285	3,200
2007	14,922	2,465
2008	12,729	2,232
Thereafter	45,346	5,191

Total	$136,010	$21,529

      Net rent expense under operating leases for the years ended December 31 consisted of the following:

	2003	2002	2001

	(in thousands)
Minimum rentals	$29,844	$29,539	$30,273
Sublease rentals	(4,120)	(3,086)	(2,607)

Total rentals, net	$25,724	$26,453	$27,666

Note 13.	Litigation, Claims and Other Contingencies

      Viad and certain of its subsidiaries are plaintiffs or defendants to various actions, proceedings and pending claims for which New Viad will retain legal and financial responsibility following the completion of the spin-off. Certain of these pending legal actions are or purport to be class actions. Some of the foregoing involve, or may

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

involve, compensatory, punitive or other damages. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings, or claims could be decided against New Viad. Although the amount of liability as of December 31, 2003, with respect to certain of these matters is not ascertainable, the Company believes that any resulting liability, after taking into consideration amounts already provided for, will not have a material effect on New Viad’s financial position or results of operations.

      Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions Viad has or had operations and is subject to certain international agreements. As is the case with many companies, Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although Viad is a party to certain environmental disputes for which New Viad will retain any liabilities, the Company believes that any liabilities resulting from these disputes, after taking into consideration amounts already provided for, exclusive of any potential insurance recoveries, will not have a material effect on New Viad’s financial position or results of operations.

      As of December 31, 2003, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries, including those comprising New Viad. These guarantees are not subject to liability recognition in the combined financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by the Company’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make under all guarantees related to New Viad existing at December 31, 2003 would be $34.8 million. As of December 31, 2003, the aggregate guarantees related to leased facilities were $32.7 million, and expire through January 2015. As of December 31, 2003, the aggregate guarantees related to credit or loan arrangements with banks were $2.1 million which expire concurrent with the credit or loan arrangements. There are no recourse provisions that would enable New Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby New Viad could recover payments.

Note 14.	Related Party Transactions

      Net distributions from Viad primarily represent cash transfers to New Viad in order to fund working capital requirements and for general corporate purposes. Distributions to Viad primarily represent cash payments to fund stockholder dividends, common stock repurchases, interest and principal payments on general corporate debt obligations and certain capital contributions associated with MoneyGram. The net distributions from (to) Viad were $27.5 million, $(36.1) million and $(53.3) million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 15.	Segment Information

      New Viad measures profit and performance of its operations on the basis of operating income before restructuring charges and other items.

      The accounting policies of the operating segments are the same as those described in Note 1. Combined revenues and operating income reflect the elimination of intersegment sales and transfers. Corporate activities include expenses not allocated to operations.

      As a result of the proposed spin-off, New Viad has redefined its reportable segments to reflect a disaggregated presentation of Viad’s Convention and Event Services segment and the inclusion of the Travel and Recreation Services businesses as a reportable segment. Although New Viad’s two Convention and Event Services businesses continue to meet the aggregation criteria pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” a disaggregated presentation of these businesses is considered appropriate due to their relative size and importance to New Viad as a result of the spin-off. The

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Travel and Recreation Services businesses are included as a reportable segment for New Viad as they meet the quantitative thresholds of SFAS No. 131.

      Accordingly, New Viad’s three reportable segments are GES, Exhibitgroup and Travel and Recreation Services. GES provides various convention and tradeshow services throughout North America such as transportation, installation, dismantling and management services to trade associations, show management companies and exhibitors; Exhibitgroup specializes in the design, construction, installation and warehousing of convention and tradeshow exhibits and displays, primarily for corporate customers in North America and to a lesser extent in Europe, and the Travel and Recreation Services segment operates historic lodges and food services in certain national parks in North America, and tour and charter operations in the Canadian Rockies.

      Disclosures regarding New Viad’s reportable segments with reconciliations to combined totals are presented in the accompanying tables:

	2003	2002	2001

	(in thousands)
Revenues:
GES	$498,714	$533,857	$537,650
Exhibitgroup	218,551	252,376	346,394
Travel and Recreation Services	53,203	58,253	61,453

Reportable segments	$770,468	$844,486	$945,497

Operating income before restructuring charges and other items(1):
GES	$40,171	$42,756	$31,007
Exhibitgroup	1,070	(2,597)	3,324
Travel and Recreation Services	9,975	14,243	14,698

Reportable segments	51,216	54,402	49,029
Corporate activities	(15,190)	(14,230)	(13,645)

	36,026	40,172	35,384
Investment income	441	1,004	529
Interest recoveries (expense)	1,080	(4,056)	(5,607)
Restructuring recoveries (charges):
GES	1,315	773	(13,589)
Exhibitgroup	3,700	(19,355)	(44,182)
Corporate	—	80	(3,652)
Litigation settlement and costs	—	—	(29,274)
Minority interests	(110)	(384)	(661)

Income (loss) before income taxes and change in accounting principle	$42,452	$18,234	$(61,052)

(1)	Includes amortization of goodwill in 2001 of $4.3 million for GES, $3.5 million for Exhibitgroup and $856,000 for the Travel and Recreation Services segment.

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

	(in thousands)
Assets:
GES	$251,146	$264,033	$269,094
Exhibitgroup	161,263	167,718	228,212
Travel and Recreation Services	107,549	88,590	76,709

Reportable segments	519,958	520,341	574,015
Corporate and other	161,924	153,015	158,833

	$681,882	$673,356	$732,848

Depreciation and amortization:(1)
GES	$11,853	$14,580	$21,271
Exhibitgroup	3,747	4,383	9,694
Travel and Recreation Services	4,554	3,570	4,219

Reportable segments	20,154	22,533	35,184
Corporate and other	2,347	2,260	2,232

	$22,501	$24,793	$37,416

Capital expenditures:
GES	$10,562	$9,265	$11,118
Exhibitgroup	2,602	1,961	4,025
Travel and Recreation Services	2,244	2,045	1,997

Reportable segments	15,408	13,271	17,140
Corporate and other	127	114	418

	$15,535	$13,385	$17,558

(1)	Includes amortization of goodwill in 2001 of $4.3 million for GES, $3.5 million for Exhibitgroup and $856,000 for the Travel and Recreation Services segment.

Geographic Areas

      New Viad’s foreign operations are located principally in Canada and Europe. GES and Exhibitgroup revenues are designated as foreign based on the originating location of the product or service. Long-lived assets are attributed to domestic or foreign based principally on physical location of the assets. Long-lived assets consist

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

of “Property and equipment” and “Other investments and assets.” The table below presents the financial information by major geographic area:

	2003	2002	2001

	(in thousands)
Revenues:
United States	$678,048	$752,875	$833,316
Foreign	92,420	91,611	112,181

Total revenues	$770,468	$844,486	$945,497

Long-lived assets:
United States	$116,743	$116,797	$134,091
Foreign	64,110	54,561	57,903

Total long-lived assets	$180,853	$171,358	$191,994

Note 16.	Condensed Combined Quarterly Results (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
2003
Revenues:	$225,338	$236,190	$165,068	$143,872

Operating income (loss):
Ongoing operations(1)	$15,619	$26,579	$8,820	$198
Corporate activities(4)	(3,777)	(3,355)	(5,315)	(2,743)
Restructuring recoveries (charges)(2)	—	1,276	200	3,539

Operating income	$11,842	$24,500	$3,705	$994

Net income	$4,711	$15,660	$569	$151
Pro forma diluted net income per common share	0.05	0.18	0.01	—
Pro forma basic net income per common share	0.05	0.18	0.01	—

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
2002
Revenues:	$257,977	$212,579	$208,801	$165,129

Operating income (loss):
Ongoing operations(1)	$21,792	$18,807	$17,470	$(3,667)
Corporate activities	(3,405)	(5,586)	(3,268)	(1,971)
Restructuring recoveries (charges)(2)	—	—	853	(19,355)

Operating income (loss)	$18,387	$13,221	$15,055	$(24,993)

Net income (loss)(3)	$(27,878)	$5,686	$9,572	$(16,724)
Pro forma diluted net income (loss) per common share	(0.32)	0.07	0.11	(0.19)
Pro forma basic net income (loss) per common share	(0.32)	0.07	0.11	(0.19)

NEW VIAD

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(1)	Represents revenues less costs of services and costs of products sold.

(2)	In the fourth quarter of 2002, New Viad recorded restructuring charges totaling $19.3 million associated with the closure and consolidation of certain facilities, severance and other employee benefits. In the third and fourth quarters of 2003, $200,000 and $3.5 million, respectively, of the 2002 restructuring charge was reversed. New Viad had recorded restructuring charges totaling $61.4 million in the third quarter of 2001, of which $1.3 million was reversed in the second quarter of 2003, and $853,000 was reversed in the third quarter of 2002 as certain actual costs incurred were less than original estimates.

(3)	Effective in the first quarter 2002, upon adoption of SFAS No. 142, New Viad recorded an impairment charge of $40.0 million ($37.7 million after-tax) related to Exhibitgroup. This charge was recorded as a change in accounting principle.

(4)	In the fourth quarter of 2003, a curtailment gain of $1.4 million was recorded relating to the freezing of Viad’s defined benefit pension plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM ON SUPPLEMENTAL SCHEDULE

To the Stockholders and Board of Directors of Viad Corp:

      Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements of New Viad taken as a whole. The supplemental schedule “Schedule II — Valuation and Qualifying Accounts” listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This schedule is the responsibility of the Company’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 26, 2004

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

NEW VIAD

		Additions		Deductions

	Balance at	Charged to	Charged to		Credited to	Balance at
	Beginning	Costs and	Other		Other	End of
Description	of Year	Expenses	Accounts	Writeoffs	Accounts	Year

	(in thousands)
Provision for doubtful accounts for the years ended:

December 31, 2003	$4,004	$1,459	$—	$(2,908)	$—	$2,555
December 31, 2002	3,695	4,984	—	(4,675)	—	4,004
December 31, 2001	1,045	3,821	—	(1,171)	—	3,695

NEW VIAD

(As defined in the Notes to the Unaudited Interim Combined Financial Statements)

COMBINED BALANCE SHEETS

	March 31, 2004	December 31, 2003

	(unaudited)

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$86,144	$61,286
Accounts receivable, net of allowance for doubtful accounts of $2,103 at March 31, 2004 and $2,555 at December 31, 2003	52,530	35,008
Inventories	34,541	35,768
Deferred income taxes	26,165	19,493
Other current assets	14,808	11,853

Total current assets	214,188	163,408
Property and equipment, net	153,517	155,580
Other investments and assets	25,487	25,273
Deferred income taxes	54,886	66,914
Goodwill	257,127	256,687
Other intangible assets, net	13,861	14,020

Total Assets	$719,066	$681,882

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$39,889	$26,942
Other current liabilities	135,272	139,858
Current portion of long-term debt	1,329	3,515

Total current liabilities	176,490	170,315
Long-term debt	17,945	46,577
Pension and other postretirement benefits	21,764	21,664
Other deferred items and insurance liabilities	106,433	106,208
Commitments and contingencies (Note 11)
Minority interests	3,161	3,247
Stockholder’s equity:
Net investment of Viad Corp (Notes 7 and 12)	389,286	329,912
Accumulated other comprehensive income (loss):
Unrealized gain on investments	451	321
Cumulative foreign currency translation adjustments	7,749	7,851
Minimum pension liability adjustment	(4,213)	(4,213)

Total stockholder’s equity	393,273	333,871

Total Liabilities and Stockholder’s Equity	$719,066	$681,882

See Notes to Unaudited Interim Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Unaudited Interim Combined Financial Statements)

COMBINED STATEMENTS OF INCOME

	Three months ended
	March 31,

	2004	2003

	(unaudited)
	(in thousands, except per
	share data)
Revenues:
Convention show services	$158,330	$174,942
Exhibit design and construction	45,286	47,114
Travel and recreation services	3,939	3,282

Total revenues	207,555	225,338

Costs and expenses:
Costs of services	145,137	160,414
Costs of products sold	46,212	49,305
Corporate activities	2,617	3,777
Interest income	(226)	(128)
Interest expense	567	924
Minority interests	(95)	(114)

Total costs and expenses	194,212	214,178

Income before income taxes	13,343	11,160
Income tax expense	5,784	6,449

Net income	$7,559	$4,711

Unaudited pro forma diluted income per common share	$0.09	$0.05

Average outstanding and potentially dilutive common shares	87,217	86,326

Unaudited pro forma basic income per common share	$0.09	$0.05

Average outstanding common shares	86,710	86,008

See Notes to Unaudited Interim Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Unaudited Interim Combined Financial Statements)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	March 31,

	2004	2003

	(unaudited)

	(in thousands)
Net income	$7,559	$4,711

Other comprehensive income:
Unrealized gains (losses) on investments:
Holding gains arising during the period, net of tax expense of $83	130	—

Unrealized foreign currency translation gains (losses)	(102)	6,055

Other comprehensive income	28	6,055

Comprehensive income	$7,587	$10,766

See Notes to Unaudited Interim Combined Financial Statements.

NEW VIAD

(As defined in the Notes to the Unaudited Interim Combined Financial Statements)

COMBINED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,

	2004	2003

	(unaudited)

	(in thousands)
Cash flows from operating activities:
Net income	$7,559	$4,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,429	5,490
Deferred income taxes	5,498	4,519
Gain on dispositions of property and other assets	(436)	(380)
Other noncash items, net	(96)	(370)
Change in operating assets and liabilities:
Accounts receivable	(17,838)	(24,548)
Inventories	1,227	2,984
Accounts payable	12,947	3,887
Restructuring liability (cash payments)	(2,470)	(2,152)
Other assets and liabilities, net	(5,332)	15,343

Net cash provided by operating activities	6,488	9,484

Cash flows from investing activities:
Capital expenditures	(3,862)	(1,851)
Proceeds from dispositions of property and other assets	490	416

Net cash used in investing activities	(3,372)	(1,435)

Cash flows from financing activities:
Payments on long-term borrowings	(170)	(900)
Net distributions from (to) Viad Corp	21,912	(11,655)

Net cash provided by (used in) financing activities	21,742	(12,555)

Net increase (decrease) in cash and cash equivalents	24,858	(4,506)
Cash and cash equivalents, beginning of year	61,286	40,147

Cash and cash equivalents, end of period	$86,144	$35,641

Supplemental disclosure of cash flow information
Cash paid during the period for:
Income taxes	$4,569	$7,847

Interest	$213	$773

See Notes to Unaudited Interim Combined Financial Statements.

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2004 and 2003
(Unaudited)

Note 1 – Basis of Preparation and Principles of Combination

Distribution

      On July 24, 2003, Viad Corp (“Viad”) announced a plan to separate its Payment Services business from its other businesses by means of a tax-free spin-off. To effect the separation, Travelers Express Company, Inc. will become a subsidiary of MoneyGram International, Inc. (“MoneyGram”), a newly-formed, wholly-owned subsidiary of Viad, and Viad will distribute all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. At the time of the spin-off, the business of MoneyGram will consist of Viad’s current Payment Services operations. The continuing business of Viad (“New Viad” or the “Company”) will consist of the businesses of the convention show services, exhibit design and construction, and travel and recreation services operations, including Viad’s centralized corporate functions located in Phoenix, Arizona.

      The spin-off and related transactions are subject to a number of conditions and are expected to be completed during the second quarter of 2004. No assurances can be given that any such transaction will be completed.

      For purposes of, among other things, governing certain of the ongoing relations between MoneyGram and New Viad as a result of the spin-off as well as to allocate certain tax, employee benefit and other liabilities arising prior to the spin-off, the companies will enter into various agreements, including a Distribution Agreement, Tax Sharing Agreement, Employee Benefits Agreement and Interim Services Agreement. Pursuant to the Employee Benefits Agreement, among other things, MoneyGram will establish a trust comparable to the Viad Employee Equity Trust to receive the shares of MoneyGram common stock that are distributed with respect to the shares of Viad common stock held in the Viad Employee Equity Trust, and hold those shares for the benefit of its employees and their beneficiaries. These shares will be used to provide employee benefits.

      Pursuant to the Employee Benefits Agreement, each option to purchase shares of Viad common stock will be adjusted to consist of an option to purchase the same number of shares of Viad common stock and an option to purchase the same number of shares of MoneyGram common stock. The exercise price and number of shares subject to the Viad and MoneyGram options will be adjusted so that the two options have a combined intrinsic economic value equal to the intrinsic economic value of the Viad option before taking into account the effect of the distribution. The options will otherwise generally continue to be and become exercisable on substantially the same terms and conditions set forth in the original Viad benefit plans, except as otherwise provided in the Employee Benefits Agreement. Each holder of Viad restricted stock will receive a pro-rated distribution of MoneyGram restricted stock in the distribution which will be subject to the same vesting requirements, except as otherwise provided in the Employee Benefits Agreement.

      In connection with the completion of the spin-off, Viad will repay its commercial paper of approximately $170.0 million, tender for its medium-term notes of $35.0 million and subordinated debt of $18.5 million, and redeem its outstanding preferred stock at an aggregate call price of approximately $23.7 million. Viad retired certain industrial revenue bonds for which it was responsible for $9.0 million in April 2004 and in May 2004 commenced tender offers to repurchase its public indebtedness. New Viad is negotiating and intends to enter into bank credit facilities for general corporate purposes and to support letters of credit providing availability of at least $100 million. Management expects that the term of such facilities will be for a period of up to three years and that the facilities will contain covenants relating to minimum net worth, maximum leverage ratio, limitation on liens and an interest coverage ratio.

      Due to the relative significance of MoneyGram as compared to New Viad, the transaction will be accounted for as a reverse spin-off in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-11 “Accounting for Reverse Spin-Offs.” The spin-off of New Viad will be accounted for pursuant to Accounting Principles Board (“APB”) Opinion No. 29 “Accounting for Non-Monetary Transactions.” MoneyGram will charge directly to equity as a dividend the historical cost carrying amount of the net assets of New Viad.

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Basis of Presentation

      The combined financial statements of New Viad include the financial position, results of operations and cash flows of the GES, Exhibitgroup and Travel and Recreation Services businesses, and centralized corporate functions of Viad, all of which are under common ownership and common management, as if it were a separate entity for all periods presented. The combined financial statements include allocations of Viad corporate headquarters assets and liabilities based on the legal ownership of such items as provided in the Distribution Agreement and also include corporate overhead expenses specifically applicable to New Viad based on its organizational structure, personnel and assets. The residual corporate overhead expenses not included in New Viad’s results of operations represent those directly related to MoneyGram International, Inc. Management believes these allocations are reasonable. These expenses are not necessarily indicative of the costs and expenses that would have been incurred had New Viad operated as a separate entity during the periods presented. Viad’s general corporate investments and certain unallocated debt obligations, and related interest income and expense are not included in the combined financial statements of New Viad. The combined financial statements include the accounts of New Viad as defined above. All significant intercompany account balances and transactions have been eliminated in combination.

      These combined financial statements may not necessarily reflect the financial position, results of operations, changes in stockholder’s net investment and cash flows of New Viad in the future or had it operated as a separate independent company during the periods presented. The combined financial statements do not reflect any changes that may occur in the financing and operations of New Viad as a result of the spin-off transaction.

      The accompanying unaudited combined financial statements of New Viad have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

Note 2 – Stock-Based Compensation

      As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, the Company uses the intrinsic value method for stock-based compensation awards prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for the participation of New Viad employees in Viad’s stock-based compensation plans. Assuming New Viad had recognized compensation cost for stock options and performance-based stock awards in accordance with the fair value method of accounting defined in SFAS No. 123, net income and diluted and basic income per share for the three months ended March 31 would be as presented in the table below. Compensation cost calculated under SFAS No. 123 is recognized ratably over the vesting period and is net of estimated forfeitures and tax effects.

	2004	2003

	(in thousands,
	except per share
	data)
Net income, as reported	$7,559	$4,711
Plus: stock-based employee compensation expense recorded under APB Opinion No. 25, net of tax	—	248
Less: stock-based employee compensation expense determined under fair value based method, net of tax	(804)	(746)

Pro forma net income	$6,755	$4,213

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

	2004	2003

	(in thousands,
	except per share
	data)
Diluted income per share:
As reported	$0.09	$0.05

Pro forma	$0.08	$0.05

Basic income per share:
As reported	$0.09	$0.05

Pro forma	$0.08	$0.05

      For purposes of applying SFAS No. 123, the estimated fair value of stock options granted during the three months ended March 31, 2004 and 2003 was $6.68 and $5.33 per share, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model using the same assumptions as those used by Viad as follows:

	2004	2003

Expected dividend yield	1.4%	1.8%
Expected volatility	28.5%	30.4%
Risk-free interest rate	3.16%	2.66%
Expected life	5 years	5 years

Note 3 – Inventories

      The components of inventories were as follows:

	March 31,	December 31,
	2004	2003

	(in thousands)
Raw materials	$22,077	$22,440
Work in progress	12,464	13,328

Inventories	$34,541	$35,768

Note 4 – Property and Equipment

      Property and equipment consists of the following:

	March 31,	December 31,
	2004	2003

	(in thousands)
Land	$22,383	$22,565
Buildings and leasehold improvements	74,330	75,088
Equipment and other	253,313	251,946

	350,026	349,599
Accumulated depreciation	(196,509)	(194,019)

Property and equipment	$153,517	$155,580

      Depreciation expense was $5.4 million and $5.5 million for the three months ended March 2004 and 2003, respectively.

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Note 5 – Goodwill and Other Intangible Assets

      A summary of other intangible assets at March 31, 2004 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$503	$(503)	$—
Other	200	(178)	22

	703	(681)	22

Unamortized intangible assets:
Trademarks	12,851	—	12,851
Pension intangible assets	988	—	988

	13,839	—	13,839

Total other intangible assets	$14,542	$(681)	$13,861

      A summary of other intangible assets at December 31, 2003 is presented below:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value

	(in thousands)
Amortized intangible assets:
Customer lists	$503	$(503)	$—
Other	1,026	(845)	181

	1,529	(1,348)	181

Unamortized intangible assets:
Trademarks	12,851	—	12,851
Pension intangible assets	988	—	988

	13,839	—	13,839

Total other intangible assets	$15,368	$(1,348)	$14,020

      Intangible asset amortization expense for the three months ended March 31, 2004 and 2003, was $15,000 and $32,000, respectively. Estimated amortization expense related to these intangibles for the remainder of 2004 and the full year 2005 is $16,000 and $6,000, respectively.

      The changes in the carrying amount of goodwill for the three months ended March 31, 2004 are as follows:

			Travel and
	GES	Exhibitgroup	Recreation	Total

	(in thousands)
Balance at January 1, 2004	$146,701	$80,355	$29,631	$256,687
Foreign currency translation adjustments	(90)	130	400	440

Balance at March 31, 2004	$146,611	$80,485	$30,031	$257,127

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Note 6 – Accrued Liabilities and Other

      Other current liabilities consists of the following:

	March 31,	December 31,
	2004	2003

	(in thousands)
Other current liabilities:
Accrued compensation	$21,416	$24,742
Accrued income taxes	38,924	45,279
Accrued restructuring	7,354	8,550
Customer deposits	32,623	22,325
Other	34,955	38,962

Total other current liabilities	$135,272	$139,858

      Other deferred items and insurance liabilities consists of the following:

	March 31,	December 31,
	2004	2003

	(in thousands)
Other deferred items and insurance liabilities:
Accrued restructuring	$11,919	$12,435
Deferred gain on sale of property	7,166	7,408
Foreign deferred tax liability	10,748	11,855
Self-insured liability accrual	32,773	33,476
Discontinued operations accrual	27,083	27,863
Other	16,744	13,171

Total other deferred items and insurance liabilities	$106,433	$106,208

Note 7 – Debt and Other Obligations

      Long-term debt includes debt allocated or directly attributable to New Viad. Included in New Viad’s combined financial statements is an allocated portion of Viad’s historical debt balances. For the purpose of preparing New Viad’s combined financial statements, the historical allocation of debt was based on the pro-rated level of debt estimated to be assumed by New Viad at the time of the spin-off. The total debt balance of $19.3 million at March 31, 2004 represents debt obligations directly attributable to New Viad’s operations. Of the debt balance of $50.1 million at December 31, 2003, $20.1 million represents debt obligations directly attributable to New Viad’s operations and $30.0 million represents allocated general corporate debt of Viad.

      Cash generated by MoneyGram during the three months ended March 31, 2004 is expected to be used to redeem general corporate debt of Viad. Consequently, the amount of general corporate debt of Viad allocated to New Viad has been reduced by approximately $30.0 million. The reduction, which represents a non-cash transaction, has been reflected as a reduction of debt and an increase to “Net investment of Viad Corp.”

      As of March 31, 2004, Viad had certain obligations under guarantees to third parties on behalf of its subsidiaries, including those comprising New Viad. These guarantees are not subject to liability recognition in the combined financial statements and primarily relate to leased facilities and credit or loan arrangements with banks, entered into by the Company’s subsidiary operations. Viad would generally be required to make payments to the respective third parties under these guarantees in the event that the related subsidiary could not meet its own payment obligations. The maximum potential amount of future payments that Viad would be required to make

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

under all guarantees existing at March 31, 2004 is $35.3 million. There are no recourse provisions that would enable Viad to recover from third parties any payments made under the guarantees. Furthermore, there are no collateral or similar arrangements whereby Viad could recover payments.

Note 8 – Income Taxes

      A reconciliation of the income tax expense on income before income taxes and the amount that would be computed using statutory federal income tax rates is as follows:

	Three months ended March 31,

	2004		2003

	(in thousands)
Computed income taxes at statutory federal income tax rate	$4,670	35.0%	$3,906	35.0%
State income taxes	1,203	9.0%	1,079	9.7%
Other, net	(89)	(0.7%)	1,464	13.1%

Income tax expense	$5,784	43.3%	$6,449	57.8%

(1)	APB Opinion No. 28, “Interim Financial Reporting” requires that income taxes be recorded based on the estimated effective tax rate expected to be applicable for the entire fiscal year.

Note 9 – Income Per Share

      A reconciliation of the numerators and denominators of diluted and basic per share computations for net income is as follows:

	Three months ended
	March 31,

	2004	2003

	(in thousands, except
	per share data)
Net income	$7,559	$4,711

Average outstanding common shares	86,710	86,008
Additional dilutive shares related to stock-based compensation	507	318

Average outstanding and potentially dilutive common shares	87,217	86,326

Diluted income per share from continuing operations	$0.09	$0.05

Basic income per share from continuing operations	$0.09	$0.05

      Options to purchase 2,547,000 and 3,580,000 shares of Viad common stock were outstanding at March 31, 2004 and 2003, respectively, but were not included in the computation of diluted income per share because the effect would be antidilutive.

Note 10 – Restructuring Charges

      In the fourth quarter of 2002, Viad approved a plan of restructuring related to the Exhibitgroup segment and recorded a charge totaling $20.5 million. The charge consisted of costs associated with the closure and consolidation of certain facilities, severance and other employee benefits and included a provision for the write-down (net of estimated proceeds) of certain inventories and fixed assets, facility closure and lease termination costs (less estimated sublease income) and other exit costs. At March 31, 2004, there was a remaining liability of $6.0 million, of which $4.2 million and $1.8 million were included in the combined balance sheets

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

under “Other current liabilities” and “Other deferred items and insurance liabilities,” respectively. The restructuring activities had been substantially completed at December 31, 2003, however, payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements. Severance and benefit payments will continue to be made over the varying terms of the individual separation agreements.

      A summary of the change in the 2002 restructuring liability balance at March 31, 2004 is as follows:

		Facility Closure
	Severance	and Lease
	and Benefits	Termination	Total

	(in thousands)
Balance at December 31, 2003	$1,164	$6,132	$7,296
Cash payments	(166)	(1,133)	(1,299)

Balance at March 31, 2004	$998	$4,999	$5,997

      In the third quarter of 2001, Viad approved a plan of restructuring and recorded a charge totaling $65.1 million related to the GES and Exhibitgroup segments. Of the total charge, $13.6 million related to the GES segment, $47.9 million related to the Exhibitgroup segment and $3.6 million related to corporate activities. The restructuring charge was associated with the closure and consolidation of certain facilities, severance and other employee benefits. All facilities were closed or consolidated and all positions eliminated as of December 31, 2002. At March 31, 2004, there was a remaining liability of $13.3 million, of which $3.2 million and $10.1 million were included in the combined balance sheets under “Other current liabilities” and “Other deferred items and insurance liabilities,” respectively. Payments due under the long-term lease obligations will continue to be made over the remaining terms of the lease agreements.

      A summary of the change in the 2001 restructuring liability balance at March 31, 2004 is as follows:

		Facility Closure
	Severance	and Lease
	and Benefits	Termination	Total

	(in thousands)
Balance at December 31, 2003	$276	$13,413	$13,689
Cash payments	(276)	(895)	(1,171)
Noncash adjustment	—	758	758

Balance at March 31, 2004	$—	$13,276	$13,276

Note 11 – Litigation, Claims and Other Contingencies

      Viad and certain of its subsidiaries are plaintiffs or defendants to various actions, proceedings and pending claims for which New Viad will retain legal and financial responsibility following the completion of the spin-off. Certain of these pending legal actions are or purport to be class actions. Some of the foregoing involve, or may involve, compensatory, punitive or other damages. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings, or claims could be decided against New Viad. Although the amount of liability as of March 31, 2004, with respect to certain of these matters is not ascertainable, the Company believes that any resulting liability, after taking into consideration amounts already provided for, will not have a material effect on New Viad’s financial condition and results of operations.

      Viad is subject to various environmental laws and regulations of the United States as well as of the states and other countries in whose jurisdictions Viad has or had operations and is subject to certain international agreements. As is the case with many companies, Viad faces exposure to actual or potential claims and lawsuits involving environmental matters. Although Viad is a party to certain environmental disputes for which New Viad will retain any liabilities, the Company believes that any liabilities resulting from these disputes, after taking into

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

consideration amounts already provided for, exclusive of any potential insurance recoveries, will not have a material effect on New Viad’s financial position or results of operations.

Note 12 – Related Party Transactions

      Net distributions from Viad primarily represent cash transfers to New Viad in order to fund working capital requirements and for general corporate purposes. Distributions to Viad primarily represent cash payments to fund stockholder dividends, common stock repurchases, interest and principal payments on general corporate debt obligations, and certain capital contributions associated with MoneyGram. The net distributions from (to) Viad were $21.9 million and $(11.7) million for the three months ended March 31, 2004 and 2003, respectively.

Note 13 – Segment Information

      New Viad measures profit and performance of its operations on the basis of operating income before restructuring charges and other items. Intersegment sales are eliminated in combination and intersegment transfers are not significant. Corporate activities include expenses not allocated to operations. Disclosures regarding New Viad’s reportable segments along with reconciliations to combined totals are as follows:

	Three months ended
	March 31,

	2004	2003

	(in thousands)
Revenues:
GES	$163,563	$167,498
Exhibitgroup	40,053	54,558
Travel and Recreation Services	3,939	3,282

Reportable segments	$207,555	$225,338

Segment operating income (loss):
GES	$20,558	$20,150
Exhibitgroup	(3,029)	(2,790)
Travel and Recreation Services	(1,323)	(1,741)

	16,206	15,619

Corporate activities and minority interests	(2,522)	(3,663)

	13,684	11,956
Investment income	226	128
Interest expense	(567)	(924)

Income before income taxes	$13,343	$11,160

Note 14 – Recent Accounting Pronouncement

      In January 2004, the Financial Accounting Standards Board issued Staff Position (“FSP”) FAS 106-1 on the accounting for the effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) enacted into law on December 8, 2003. New Viad anticipates that the prescription drug benefit it pays for Medicare-eligible retirees beginning in 2006 will be lower as a result of the Act. Although SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” requires that recently enacted changes in the law that take effect in future periods be considered in current period liability determination, FSP FAS 106-1 permits the deferral of recognition of the effects of the Act until further authoritative guidance is

NEW VIAD

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

issued. The Company has elected to defer recognizing the effects of the Act until final authoritative guidance is issued. As a result, the combined financial statements do not include the effects of the Act and the impact on New Viad’s financial condition and results of operations cannot presently be determined.

Note 15 – Postretirement Benefits Other Than Pensions

      Net periodic postretirement benefit cost for the three months ended March 31 includes the following components:

	2004	2003

	(in thousands)
Service cost	$30	$26
Interest cost	553	615
Expected return on plan assets	(68)	(37)
Amortization of prior service cost	(168)	(168)
Recognized net actuarial loss	280	299

Net periodic postretirement benefit cost	$627	$735